4/10

07022527

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Parmalat

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 17 2007

THOMSON FINANCIAL

FILE NO. 82- 34888

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/11/07

Annual Report
at December 31, 2006

parmalat



Mission

The Parmalat Group is an Italian food-industry group with a multinational strategy that seeks to increase the well-being of consumers throughout the world. The ultimate purpose of the Group is to create value for its shareholders while adhering to ethical principles of business conduct, to perform a useful social function by fostering the professional development of its employees and associates, and to serve the communities in which it operates by contributing to their economic and social progress.

We intend to establish Parmalat as one of the top players in the global market for functional foods with high value added, which deliver improved nutrition and wellness to consumers, and attain clear leadership in selected product categories and countries with high growth potential for the Group.

Milk and dairy products and fruit beverages, foods that play an essential role in everyone's daily diet, will be key categories for the Group.

parmalat

Countries of Operation

direct presence

Europe
Italy, Portugal, Romania, Russia and Spain

Rest of the World
Australia, Botswana, Canada,
Colombia, Cuba, Ecuador, Mozambique, Nicaragua,
South Africa, Swaziland, Venezuela, Zambia

presence through licensees

Brasil, Chile, China, Mexico, Dominican Republic,
United States of America, Hungary, Uruguay

Contents

Board of Directors, Board of Statutory Auditors and Independent Auditors

Board of Directors

Chairman	Raffaele Picella
Chief Executive Officer	Enrico Bondi
Directors	Piergiorgio Alberti (i) Massimo Confortini (i) (3) Marco De Benedetti (i) (2) Andrea Guerra (i) (2) Vittorio Mincato (i) (3) Erder Mingoli (i) Marzio Saà (i) (1) Carlo Secchi (i) (1) (2) Ferdinando Superti Furga (i) (1) (3)

(i) Independent Director
(1) Member of the Internal Control and Corporate Governance Committee
(2) Member of the Appointments and Compensation Committee
(3) Member of the Litigation Committee

Board of Statutory Auditors

Chairman	Alessandro Dolcetti
Statutory Auditors	Enzio Bermani Mario Magenes

Independent Auditors

PricewaterhouseCoopers S.p.A.

The 2005 Annual Report of Parmalat and the Group covers essentially the period from October 1, 2005 to December 31, 2005, because October 1, 2005 was the date when the assets and liabilities of the companies that put forth the Proposal of Composition with Creditors were transferred to Parmalat. For the sake of greater disclosure and for comparison purposes, full-year pro-forma financial statements are also provided.

Moreover, during 2006, the Group changed the classification of some promotional costs to Large Organized Distribution (LOD). This change was made to provide a better disclosure, closer to the segment best practice's provisions.
The effect of such reclassifications is to recognize some promotional costs as a decrease in sales revenues instead of accounting them among the commercial expenses. Therefore, those costs have been reclassified in the 2005 pro-forma profit and loss.
The financial highlights of the Company and the Group, restated on the basis of what explained above, are summarized in the table below.

(in milions of euros)

GROUP		**2006**	**2005 (Pro-forma) RESTATED**
- SALES REVENUES		3,844.0	3,681.0
- EBITDA		350.7	278.1
- EBIT	(*)	299.5	174.1
- PROFIT FOR THE YEAR		195.4	50.3
- NET BORROWINGS		170.0	369.3
- ROI	(**)	13.6%	8.0%
- ROE	(**)	9.9%	2.7%
- EQUITY/ASSETS		0.5	0.5
- INTEREST COVERAGE		5.0	3.9
- DEBT/EQUITY RATIO		0.1	0.2
- NET OPERATING MARGIN		7.7%	4.7%
- NET MARGIN		5.0%	1.4%
- OPERATING CASH FLOW PER SHARE		0.05	
COMPANY			
- SALES REVENUES		841.9	878.4
- EBITDA		69.5	41.7
- EBIT		122.3	(22.2)
- PROFIT/(LOSS) FOR THE PERIOD		125.6	(12.3)
- NET FINANCIAL ASSETS		341.4	324.5
- ROI		14.5%	n.a.
- ROE		6.7%	n.a.
- EQUITY/ASSETS		0.8	0.7
- INTEREST COVERAGE		n.s.	n.m.
- DEBT/EQUITY RATIO		(0.2)	(0.2)
- NET OPERATING MARGIN		14.0%	n.m.
- NET MARGIN		14.4%	n.m.
- OPERATING CASH FLOW PER SHARE		(0.00)	

(*) The 2005 pro forma EBIT reflects non-recurring income form an adjustment to the provision for contested preferential and prededuction claims, while the 2006 EBIT reflects, on one hand, income from actions for damages and actions to void, on the other hand, the legal costs incurred to pursue those actions and restructuring charges that did not affect the 2005 comparative amount.
(**) 2005 indeces calculated on the basis of pro-forma (or actual and annualized) profit and loss data and year-end balance sheet data.

Information About Parmalat's Securities

The securities of Parmalat S.p.A. have been trading on the Online Stock Market since October 6, 2005. The key data for 2006 are summarized below:

	Common Shares	Warrants
Securities outstanding at 12/31/06	1,641,527,456*	82,089,543**
Closing price on 12/31/06	3.242	2.252
Capitalization	5,321,832,012.352	184,865,650.836
High for the year (in euros)	3.3325 December 21, 2006	2.34 December 21, 2006
Low for the year (in euros)	2.05 January 2, 2006	1.30 January 2, and June 14, 2006
Average price in June (in euros)	3.22	2.23
Highest daily trading volume	77,085,448 April 5, 2006	1,208,620 November 22, 2006
Lowest daily trading volume	1,492,602 January 2, 2006	25,131 June 20, 2006
Average trading volume in December	8,419,450***	247,393

* Shares outstanding at December 21, 2006
** Warrant outstanding at December 3, 2006
***0.5% of the share capital

Performance of Parmalat's Shares

The chart that follows compares the performance of the Parmalat shares with that of the Italian market indices (S&P MIB, Mibtel, and Food Share Indices).

Because the market views Parmalat's shares as a securities with a high volatility component, related mainly to the expected outcome of various legal actions to void in bankruptcy and other actions pursued by the Company, any changes in price, while reflecting the overall trend of the market indices, tend to be amplified.

In March 2006, the Parmalat shares were included in the DJ STOXX 600 Index.

Parmalat was included among the companies of the S&P/MIB Index on December 29, 2006. It ranks 25th on this list in terms of capitalization. While this index grew by 16.05% by the end of the year, the Parmalat shares had appreciated in price by 57% over the same period.

PARMALAT vs S&PMIB


PLT: 01/12/06 (3,26 3,025 3,3325 2,555 3,26 3,312) SPMIB
VOL-PLT: 01/12/06 (159.969.542)
3,2
3
2,8
2,6
2,4
2,2
300 M
200 M
100 M
© 2007 Teleborsa Spa
01 Feb
2006
03 apr
03 lug
02 ott

PARMALAT vs MIBTEL


PLT: 01/12/06 (3,26 3,025 3,3325 2,555 3,26 3,312) MIBTEL
3,3
3,2
3,1
3
2,9
2,8
2,7
2,6
2,5
2,4
2,3
2,2
2,1
© 2007 Teleborsa Spa
01 Feb
2006
03 apr
03 lug
02 ott

PARMALAT vs Food Share Index


PLT: 01/12/06 (3,26 3,025 3,3325 2,555 3,26 3,312) MIB451
3,3
3,2
3,1
3
2,9
2,8
2,7
2,6
2,5
2,4
2,3
2,2
2,1
© 2007 Teleborsa Spa
01 Feb
2006
03 apr
03 lug
02 ott

Shareholder Base

As required under Article 120 of the Uniform Financial Code, the table below lists the shareholders who hold a significant interest in the Company as of March 20, 2007:

Shareholders	Number of shares	%
Capitalia	84,845,406	5.147
Barclays Bank Plc	38,057,651	2.309
Lehman Brothers Holding Inc.	35,395,512	2.147
JP Morgan Securities Ltd	34,756,384	2.109
Stark Offshore Management LLC	33,137,846	2.010
Total		13.722

For the sake of full disclosure, please note that, as a result of the share allocation process and the resulting crediting of shares to the creditors of the Parmalat Group, as of the date of this Report (March 20, 2007), the Company's share capital increased by 6,810,164 euros. Consequently, the share capital, which totaled 1,641,527,456 euros at December 31, 2006, currently amounts to 1,648,337,620 euros.

Specifically, 43,540,879 shares, equal to 2.6% of the share capital, are still held on deposit by Parmalat S.p.A. A breakdown of these shares is as follows:

- 16,147,888 shares, equal to 1.0% of the share capital, are owned by commercial creditors who have been identified by name and are held by Parmalat S.p.A. as intermediary through the Monte Titoli centralized securities clearing system;
- 27,392,991 shares, equal to 1.7% of the share capital, are registered in the name of Fondazione Creditori Parmalat, broken down as follows:
    - 120,000 shares represent the initial capital of Parmalat S.p.A.;
    - 27,272,991 shares, equal to 1.7% of the share capital, belong to creditors who have not yet claimed them.

The maintenance of the Stock Register has been outsourced to Servizio Titoli S.p.A.

Characteristics of the Securities

Shares

The shares are common, registered shares, regular ranking for dividends as of January 1 of the year in which the capital increase through which they were issued was carried out.

The Extraordinary Shareholders' Meeting of March 1, 2005 approved a capital increase of up to 2,009,967,908 euros, reserved as follows:

a) up to 1,502,374,237 euros for unsecured creditors with verified claims;
b) up to 38,700,853 euros for Fondazione Creditori Parmalat;
c) up to 238,892,818 euros for creditors with contested or conditional claims;
d) up to 150,000,000 euros for late-filing creditors;
e) up to 80,000,000 euros for the conversion of warrants.

The Extraordinary Shareholders' Meeting of September 19, 2005 approved a resolution making "permeable" the tranches into which the capital increase approved at the Shareholders' Meeting of March 1, 2005 is divided.

Consequently, if one of the tranches into which the abovementioned capital increase is divided (except for the first tranche and the last 80,000,000-euro tranche reserved for warrant conversion purposes) should contain more shares than are needed to actually convert into share capital the claims for which it has been reserved, the surplus can be used to draw the resources needed to convert the claims of a different category of creditors, whose conversion needs are greater than those that can be accommodated with the capital increase tranche reserved for them pursuant to the resolution approved by the Extraordinary Shareholders' Meeting of March 1, 2005.

Acting in accordance with the abovementioned resolutions of the Shareholders' Meeting, the Board of Directors carried out the requisite capital increases, as needed.

Warrants



The warrants, which have a par value of 1 euro each, are issued in dematerialized form and have been negotiable on the Online Stock Market since the date of listing (October 28, 2005).

Each warrant conveys the right to subscribe shares at par for cash on a continuous basis, effective on the tenth day of the month following the month when the application to exercise is filed in a given calendar year, from 2005 to 2015.

The terms and conditions for the exercise of the warrants are set forth in the respective regulations, which were approved by the Issuer's Board of Directors on March 1, 2005 and are available at the Parmalat website (www.parmalat.com).

The additional shares issued through the exercise of the warrants will be issued with regular ranking, i.e., with a valid coupon as of the effective exercise date of the warrants.

Global Depositary Receipts

Pursuant to the Composition with Creditors and with express exemption from any related liability, the Foundation and the Issuer have been authorized, each within the scope of its jurisdiction, to award to unsecured creditors who can be classified as "Qualified Institutional Buyers" or "Accredited Investors" (in accordance with the meaning that these terms have pursuant to the "General Rules and Regulations Under the U.S. Securities Act of 1933") the Issuer's shares and warrants that they are entitled to receive in the form of Global Depositary Receipts, and to take all steps necessary to establish the required Global Depositary Receipts Programs.

The credit institution that issues these financial instruments is the Bank of New York, which should be contacted for all related documents and transactions.

At December 29, 2006, a total of 71,150,098 Global Depositary Receipts and 120,012 Global Depositary Warrants were outstanding.

The letter from the Board of Directors

The new Parmalat has completed its second year of operations, the first that reflects the results for a full year, following the Group's birth on October 1, 2005.

The financial statements of the Parmalat Group show a net profit of 195,4 million euros, which reflects a strong performance at the operating level (EBITDA up by more than 20%) and a positive contribution from the proceeds generated by various settlements of legal disputes, the largest of which were those reached with Banca Popolare Italiana and Banca Nazionale del Lavoro (more than 170 million euros).

With regard to market capitalization, the appreciation and confidence of the financial markets is demonstrated by the trend in the price of the Parmalat shares, which appreciated by nearly 57% compared with December 31, 2005.

In the current year as well, the Group will continue to pursue two areas of interest: its industrial operations and its legal actions.
With regard to the former, the focus will be on broadening the product line by adding items with a high value added in the milk and dairy and fruit beverage segments, with strong growth expected in the area of consumer wellness products, and by improving the customer service organization.

The Group is also busy simplifying and streamlining its industrial, commercial and logistics processes, which will enable it to reduce the number of Group companies and cut costs. These projects are being carried out with the utmost concern for internal control and governance issues and without hampering the essential simplicity of the organizational models and the quickness of the decision-making process.

With regard to legal actions, some have produced the desired reparation of the damages suffered by the Group, while the legal course of others is continuing.

In 2006, the Group resumed its sponsorship of some social programs, such as the commitment for food education and prevention of drugs and HIV virus in Africa, projects for sustaining schools in buying computers and other educational materials in Australia, projects involving the academic community also in Italy.

The Company is committed to consolidate its industrial and financial foundations and its presence on the market in order to be able to face a development phase in a short time.

The Board of Directors

The Global Dairy Market

The global dairy market, which is the Group's primary market, is valued at about 240 billion euros (*Source: IMIS Euromonitor 2006*[*]).

❑ Dairy Products 2006 - World Retail Value RSP VS Annual Growth



• Retail Value RSP 2006: 236 Bln Euro
• CAGR '02/'06: 4,6%
Bln Euro
250
200
150
100
50
0
6%
5%
4%
3%
2%
1%
0%
197
207
218
227
236
4,9%
5,5%
2002
2003
2004
2005
2006

*Other Dairy: Cream, Soy Beverages, Fromage frais, Coffee Whiteners, Chilled Snack, Sour Milk, Condensed Milk
** Flav. Milk: Liquid + Powder
N.B.: Dairy value doesn't include butter and margarine value

It is a dynamic market (02-06 CAGR +4,6%), with growth rates that vary depending on the various geographic reasons. Europe represents the area where this business is most developed in terms of market (accounts for 40% of the total), even if it has a moderate rate of expansion. Latin America and Africa represent the fastest growing markets (+8.4% and +7.2%, respectively).

The macro-categories of this market segment are listed below:

- Milk, valued at about 100 billion euros;
- Cheese, valued at about 70 billion euros;
- Yogurt and fermented milk valued at about 37 billion euros, which is growing faster than the market as a whole;
- Other products (desserts, chilled snacks, fresh cheese, coffee whiteners, cream and condensed milk) valued at about 29 billion euros.

❑ Dairy Products 2006 – World Retail Value RSP



□ 2002 □ 2006
Bln euro
120
100
80
60
40
20
0
89
102
43
49
21
30
32
40
8
11
4
4
Europe
N.America
L.America
Asia Pacific
Africa & M.E.
Oceania

❑ Dairy Products 2006 – Value CAGR '02/'06



0%
1%
2%
3%
4%
5%
6%
7%
8%
9%
L.America
Africa & M.E.
Asia Pacific
Oceania
Europe
N.America
8,4%
7,1%
6%
4,2%
3,6%
3,2%
Dairy World Average 4,6%

[*] According to Euromonitor's definition, the dairy market does not include butter or margarine.

❑ Dairy Products 2006 – Value Breakdown by macro- category


Others*
12%
Yoghurt**
16%
Milk
42%
Cheese
30%

*Others: Cream, Soy Beverages, Fromage Frais, Coffee Whiteners, Chilled Snack

**Yoghurt: Yoghurt, Sour Cream

❑ Dairy Products 2006 – CAGR '02/'06 by macro-category


0,0% 1,0% 2,0% 3,0% 4,0% 5,0% 6,0% 7,0% 8,0%
Yoghurt
6,7%
Cheese
4,3%
Milk
4,1%
Others
3,4%

In the segments that are of primary importance for the Group, flavored milk, yogurt and powdered milk are growing at a faster rate than the market average (up 8%, about 7% and about 5%, respectively).

Milk

This category, which includes pasteurized milk, UHT milk, flavored milk and powdered milk, is valued at about 100 billion euros and has an average annual growth rate of 4.1% (02-06 CAGR). Private labels account for 23% of the total retail market (*Source: IMIS Euromonitor).* It is a fragmented, commoditized market without any real global players, with the exception of the infant milk and flavored milk segments, in which Nestlé is the leader. In this market, the innovation efforts are being focused on health and wellness products, particularly products with functional ingredients that can deliver specific benefits to consumers and, consequently, have a high value added content.

Cheese

This category, which includes both processed and unprocessed cheese, is valued at about 70 billion euros and is growing at a rate of 4.3% (02-06 CAGR). The largest producers are Kraft (10%), Lactalis (4.5%), Bongrain (3%) and Unibel (2%). Parmalat ranks 16th worldwide, with a market share of a little less than 1%, while private labels account for 16% of the total market. (*Source: IMIS Euromonitor).*

Yogurt

This category, which includes plain, flavored, fruited, drinking and probiotic yogurt and fermented milk, is valued at 37 billion euros and posted an 02-06 CAGR of 6.7%. The main global players are: Danone (22.2%), Yakult Honsha (7.7%), Sodiaal (7.5%) and Nestlé (4.3%). Private labels account for 8.5% of the market. Parmalat ranks ninth globally, with a market share of 1.1%. (*Source: IMIS Euromonitor)*

Health and Wellness and Functional Products

Health and wellness products are growing very rapidly in the dairy segment (double the overall segment rate); particularly, functional products account for 9% of the total dairy market but are growing by more than 10% a year (02/06 CAGR. *Source: IMIS Euromonitor),* compared with a total segment growth of about 5%.

❑ Dairy Products 2006 VS Dairy Fortified Products 2006 – Dimension and CAGR '02/'06


Retail Value RSP 2006 – Bln Euro
CAGR '02/'06
236 +4,6%
100 +4,1%
37 +6,7%
70 +4,3%
29 3,4%
100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%
81%
9%
+10,6%
92,5%
7,5%
+9,4%
70%
30%
+11,4%
99%
1%
+4%
99%
1%
+40,6%
Dairy
Milk
Yoghurt
Cheese
Others

The Global Fruit Beverage Market

This market is valued at about 76 billion euros and is growing at a rate of 4.1% (01-05 CAGR. *Source: Imis Euromonitor*).

❑ F. Beverages 2005 – World Off Trade+On trade Value RSP VS Annual Growth



• Total Value RSP 2005: 76 Bln Euro
• CAGR '01/'05: 4,1%
Bln Euro
65
69
71
74
76
6,6%
2,9%
4,2%
3,9%
2001
2002
2003
2004
2005

This market includes the following segments: 100% juices, nectar (fruit content between 24% and 99%), juice drinks and juices without fruit content.

❑ F. Beverages 2005 – Value breakdown by segment



Juice without Fruit Content 2%
Juice Drink (up to 24%) 26%
100% Juices 54%
Nectars (24%/99%) 18%

❑ F. Beverages 2005 – Value CAGR '01/'05 by segment



0%
1%
2%
3%
4%
5%
6%
Juice Drink (up to 24%)
5,6%
Nectars (24%/99%)
5,3%
Juice without Fruit Content
3,5%
100% Juices
3,2%

100%-juice products represent the largest segment, but are growing less than the overall market. The most dynamic segments are those of the juice drinks and nectars, which are growing at a rate of more than 5%. The main players in the global market are Coca-Cola (9%), Pepsi-Cola (4.5%) and Wild GmbH & Co (2.5%), with private labels accounting for 15% of the total.

Guidelines and Objectives

In 2006, the Group adjusted its business model in accordance with the following strategic guidelines:

- Concentrate the product portfolio on milk and dairy products and fruit beverages.
- Focus on products with a high value added and on highly innovative premium products, with special emphasis on functional products, which are a specific objective of the Group.
- Promote brands with a high value added and continue steadily and effectively to implement the process of extension of the Parmalat brand in all of the countries in which the Group operates by:
    - Gradually streamlining the product portfolio, replacing minor local brands whenever possible;
    - Leveraging the value of strong local brands, supporting them with the introduction of Parmalat as a signature/umbrella brand whenever possible;
    - Making sure that the Parmalat brand is tied directly to, or is an umbrella brand for, innovative premium products in all markets.
- Achieve a continuous improvement in efficiency by carefully reducing costs.
- Benefit from cost and revenue synergies generated by the central coordination function exercised by the Group's Parent Company by leveraging product and process innovation at the global level, with R&D, operations and marketing activities coordinated centrally.
-

Markets

Products bearing the brands of the Parmalat Group are marketed on five continents either directly or through export or licensees.

Parmalat operates directly in the following countries: Australia, Canada, Colombia, Cuba, Italy, Nicaragua, Portugal, Romania, Russia, Spain, South Africa, Mozambique, Zambia, Botswana, Swaziland, Venezuela and Ecuador. As a rule, these markets are characterized by:

- attractive growth potential;
- relative strength of the Parmalat and Santàl brands and of "Local Jewel" brands;
- brand strength in terms of market position, consumer awareness and image profile.

Parmalat operates through licensees in the following countries: Brazil, Argentina, Chile, Mexico, Dominican Republic, Hungary, Uruguay, USA and China.

Parmalat is also present in numerous other countries (about 50) with exported products.

Product Portfolio

The core portfolio of Parmalat products can be divided into three categories: Milk, Fresh Dairy and Produce.

- The Milk operations are the Group's backbone, accounting for about 57% of revenues (data for 2006);
- The Fresh Dairy operations accounted for about 32% of revenues;
- The Produce operations represents about 5% of revenues.

In terms of competitive position, Parmalat is:

- Often the leader or a major player in the Milk segment;
- A player with a diversified, but globally weak, position in the Fresh Dairy segment;
- A player with leadership positions in the Produce segment in Italy, Venezuela, Romania and Portugal.

Milk

The Milk segment, which for Parmalat includes UHT milk, fresh milk, condensed milk, powdered milk, flavored milk, cream and béchamel, consists of a number of local markets that differ with respect to products consumed and competitive environment.

Because in most markets milk is treated as a commodity with a strong and growing presence of private labels and intense price competition, the Group's strategy is to diversify its product portfolio in the area of functional products with a high value added and in the area of products used for away-from-home eating.

Since markets tend to have very distinctive local characteristics, the method and timing with which this strategy will be implemented will vary from country to country. However, the objective of maximizing market opportunities is the same in all areas in which the Group operates.

Consistent with this principle, most of the investments in R&D, logistics and marketing are being focused on innovative products.

By coordinating these projects from Company headquarters and encouraging the sharing of knowhow, the Group was able to accelerate significantly the development of these projects and optimize investments.
The main projects carried out in 2006 included the following:

- Italy: strong development of functional milks with the launch of Fibresse milk for intestinal regularity, Physical in bone strengthening area, consolidation of Omega 3 in cardiac health area, consolidation of high digestibility milk Zymil;
- Canada: consolidation of PurFiltré, a milk with high value added, and startup of functional milk operations with the launch of Vitalità, milk fiber added to improve intestinal regularity;
- Australia: Consolidation and relaunching of existing products (Physical) and aggressive development of flavored milks (Ice Break and Rush);
- South Africa: launch of new functional milks under the Physical (helps improve bone density) and Smart Growth (helps child development) brands;
- Portugal: startup of functional milk operations with the launch of a complete milk line that includes Digest (helps digestion and has a low lactose content), Plus Omega 3 Milk (cardiac health), Physical Milk (bone density), Fibresse Milk (intestinal regularity);
- Colombia: lunch of the Eny powdered milk (child development) and Zymil milk (lactose free).

Fresh Dairy
The Fresh Dairy segment, which encompasses yogurt, fermented milk, desserts, cheese, butter and special mix, includes two main areas:

- Yogurt and Dessert, a concentrated market dominated by global companies (Danone, Nestlé/Lactalis, Yoplait and Muller) and, in some cases, by strong local players (in Australia and Venezuela). Parmalat is present primarily through niche products and has significant positions in select markets;
- Cheese, a market with strong local players. Parmalat is present only in a few countries (Canada, South Africa, Venezuela and Italy).

In the Yogurt area, there were several innovations in the functional segment in 2006:

- Italy: relaunching of Kyr in the health segment;
- Canada: consolidation of Biobest and Jeunesse;
- South Africa: launch of WellB (drinking and spoonable yogurt in the immune system boosting segment);
- Colombia: launch of Vaalia (drinking and spoonable yogurt in the intestinal regularity segment).

Produce
The Produce segment (juices, nectars, fruit beverages and tea) is a highly fragmented market in which the local players are frequently taken over by large global players, such as Coca-Cola and Pepsi. As a result, the degree of market concentration is increasing.
The position of the Parmalat Group is strongly polarized between markets in which it enjoys a leadership position and good profitability (Italy and Venezuela) and markets in which it has a marginally competitive position, accompanied by low and often falling profitability (Spain, South Africa, Colombia, Australia, Canada, Russia and Romania).
The product portfolio has been structured to focus production on product categories that are consistent with the Group's strategy of concentrating on products that have a high value added and promote consumer wellness.

Brand Portfolio
In 2005, the Parmalat Group began a drastic streamlining of its portfolio of brands, with the goal of reducing the overall number of brands that it uses.
The surviving brands can be divided into three groups, according to their place in the Group's strategy:

- **Global brands**, which are used in all core countries and are at the heart of the Parmalat Group's strategy of achieving profitable growth:
  - Parmalat, the flagship brand in the milk and functional dairy products markets;
  - Santàl, the brand that will drive the Group's growth in the fruit beverage market.
- **International brands**, which are strong in regional markets and offer the Group's core businesses growth opportunities in international markets or segments with a high value added:
  - Zymil (easily digestible);
  - Fibresse (improves intestinal regularity)
  - Physical (improves bone density)
  - Jeunesse (with antioxidants to prevent aging)
  - Omega3 (improves cardiac health)
  - First Growth (for children one to three years old)

  - Smart Growth (for children three to twelve years old)
  - Ice Break/Rush (a pioneering brand in the development of milk beverages as an alternative to conventional soft drinks)
- **Local Jewels,** which are brands that are particularly strong for the Group in one geographic area in terms of market share, customer recognition, image, profitability and staying power. These brands are a resource of fundamental importance that can generate the cash flow needed to support global and international brands. A few examples are:
  - Italy: Berna, Centrale Latte Roma, Lactis, Sole, Carnini
  - Spain: Cacaolat, Royne
  - Portugal: Ucal
  - Canada: Astro, Lactantia, Black Diamond, Cheestrings
  - Australia: Pauls, Vaalia
  - Africa: Simonsberg, Melrose, Bonnita, Everfresh
  - South America: Frica, La Campiña

The Parmalat brand will be used to launch new products in segments that have high value added and will be used alongside (gradually, but increasingly as the signature brand) local brands that offer the best growth potential and enjoy high consumer recognition and are well established locally. Moreover, the Parmalat brand could be used, depending on the situation that exists in each case, to bolster and reposition upscale brands that are now in a weak position.

Revenues and Profitability

Note: The data are stated in millions of euros. As a result, the figures could reflect noticeable differences that are caused exclusively by the rounding figures to the next decimal.

a) Global Data

€ Ml	**2005 PRO-FORMA**	**2006**	**Change**	
Revenues	**3.680,98**	**3.844,05**	**163,06**	*+4,4%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**312,78**	**355,65**	**42,88**	
% on Revenues	*8,5*	*9,3*	*0,8 ppt*	
EBITDA	**278,09**	**350,68**	**72,58**	
% on Revenues	*7,6*	*9,1*	*1,6 ppt*	

In 2006, net revenues increased to 3,844.05 million euros, or 4.4% more than in the previous year. EBITDA before writedowns of current assets and additions to provisions totaled 355.65 million euros, for a gain of 42.88 million euros (+13.7%) compared with 2005.
EBITDA after writedowns of current assets and additions to provisions improved to 350.68 million euros, rising by 72.58 million euros (+26.1%) compared with the figure reported a year earlier. The return on sales was 9.1%, or 1.6 percentage points more than in 2005 (7.6%), in spite of Spanish subsidiary's worse trend.

This improvement was made possible by a shift in the product mix, efficiency measures implemented both at the industrial and operating level and favorable foreign exchange rates. Foreign exchange gains added 33.36 million euros to revenues (0.9% of revenues) and 1.91 million euros to EBITDA (0.5% of EBITDA). In addition, EBITDA reflects a decrease in writedowns of current assets and additions to provisions over the previous year.

b) Data by Geographic Region

	2005 Pro-Forma					2006				
	Revenues					Revenues				
€ Ml	Revenues	Restat. for new classif. criteria	Restated revenues	EBITDA	*% on revenues*	Revenues	Restat. for new classif. criteria	Restated revenues	EBITDA	*% on revenues*
Italy	1.147,70	(156,25)	991,45	72,12	*7,3*	1.156,33	(171,42)	984,91	105,13	*10,7*
Canada	1.338,11	(1,78)	1.336,34	104,95	*7,9*	1.382,72	(1,46)	1.381,25	123,11	*8,9*
Australia	425,14	(14,98)	410,15	39,59	*9,7*	435,06	(17,14)	417,92	39,51	*9,5*
Africa	328,31	(3,57)	324,74	38,52	*11,9*	348,52	(4,68)	343,84	39,88	*11,6*
Spain	207,67	(7,29)	200,38	10,06	*5,0*	190,74	(6,86)	183,88	(0,97)	*(0,5)*
Portugal	67,79	(5,65)	62,14	8,13	*13,1*	81,34	(17,57)	63,77	7,12	*11,2*
Russia	41,80	(0,35)	41,45	5,93	*14,3*	57,73	(0,47)	57,27	9,91	*17,3*
Romania	10,67	(0,36)	10,31	2,96	*28,7*	12,10	(0,42)	11,68	1,65	*14,1*
Nicaragua	25,66		25,66	(0,35)	*(1,4)*	26,08		26,08	3,52	*13,5*
Cuba	1,30		1,30	(0,19)	*(14,6)*	3,59		3,59	1,96	*54,5*
Venezuela	152,85	(3,93)	148,92	10,00	*6,7*	199,04	(4,48)	194,56	27,76	*14,3*
Ecuador **	0,01		0,01	(1,05)	*n.s.*	3,25	(0,00)	3,25	(0,65)	*n.s.*
Colombia	102,11	(1,11)	100,99	10,55	*10,5*	109,57	(1,28)	108,29	10,92	*10,1*
Others *	27,15	0,00	27,15	(23,14)	*(85,2)*	63,76	0,00	63,76	(18,17)	*n.s.*
Group	3.876,26	(195,28)	3.680,98	278,09	*7,6*	4.069,82	(225,78)	3.844,05	350,68	*9,1*

** Other: Change in the scope of consolidation (Boschi, Newlat, Carnini), holding companies and eliminations.*
*** Ecuador: This affiliate resumed its operating activity in 2006.*
****Australia: The result of the joint venture with Norco is classified below the EBITDA line in 2006 and above the EBITDA line in 2005. It added 2.63 million euros*

c) Data by Product Division

€ Ml	2005 Pro-Forma Revenues	2005 Pro-Forma EBITDA	2005 Pro-Forma % on revenues	2006 Revenues	2006 EBITDA	2006 % on revenues
Milk (1)	2.094,38	175,99	*8,4*	2.192,60	189,23	*8,6*
Vegetable (2)	204,99	22,99	*11,2*	222,79	33,56	*15,1*
Fresh (3)	1.196,46	98,56	*8,2*	1.243,14	130,18	*10,5*
Other (4)	185,16	(19,45)	*(10,5)*	185,52	(2,29)	*(1,2)*
Group Continuing	3.680,98	278,09	*7,6*	3.844,05	350,68	*9,1*

(1) Include Milk, Cream and Bechamel
(2) Mainly Juices
(3) Include yogurt, dessert, cheese
(4) Include holding expenses, delta perimeter, other products and W. Down of Acc. Receiv. & Other Prov

The financial data by Division show that the categories that generated most of the revenues (Milk and Fresh Dairy) increased revenues by 4.7% and 3.9%, respectively.


2005 Pro-Forma
Fresh (3)
32,5%
Vegetable (2)
5,6%
Other (4)
5,0%
Milk (1)
56,9%


2006
Vegetable
(2)
5,8%
Fresh (3)
32,3%
Other (4)
4,8%
Milk (1)
57,0%

(1) Include Milk, Cream and Bechamel

(2) Mainly Juices

(3) Include yogurt, dessert, cheese

(4) Include holding expenses, delta perimeter, other products and W. Down of Acc. Receiv. & Other Prov

Capital Expenditures

The table below provides a breakdown of capital expenditures by geographic region.

Parmalat Group

Synthesis of Capital Expenditure of Parmalat Group at December the 31st

Values in € Ml	2005 PRO-FORMA		2006	
	Value	% on Total	Value	% on Total
Italy	13,5	20,4%	24,0	25,7%
Canada	14,9	22,4%	19,6	21,0%
Australia	11,0	16,6%	13,5	14,5%
Africa	9,2	13,8%	15,8	16,9%
Spain	7,3	11,0%	10,8	11,5%
Portugal	0,6	0,9%	0,9	0,9%
Russia	3,5	5,3%	2,0	2,2%
Romania	1,5	2,3%	0,6	0,7%
Nicaragua	1,0	1,5%	1,2	1,3%
Cuba	0,1	0,1%	0,0	0,0%
Venezuela	0,9	1,3%	1,7	1,9%
Ecuador	0,1	0,2%	0,4	0,4%
Colombia	2,8	4,2%	1,7	1,8%
Other Companies *	-	-	1,2	1,3%
Group	**66,4**	**100%**	**93,5**	**100%**

** Other Comapnies: Boschi, Italcheese, Newlat and Camini*

The main capital investment projects carried out in the various geographic regions are reviewed below.

Italy

- Capital investment projects for several new lines were launched or completed in 2006: two lines to package pasteurized milk in PET bottles, one line to manufacture HDPE bottles for UHT milk, Tetra Top line for cream and pasteurized milk, and one line to manufacture UHT milk carry-out containers. In addition, the yogurt production lines were overhauled with a new layout, the facility for the production and storage of Omega 3 milk was brought on stream, the facilities for the production of microfiltered products were modernized and the building and equipment of the Raguse plant were renovated.
- Rationalization projects to comply with new regulatory requirements.
- Launch of new information technology projects, including the implementation of a new planning, control and reporting system (statutory and management) to support the Group and its Italian operations and the integration of the main accounting and administrative projects.

Canada

The Canadian SBU used its capital investments to increase production capacity and upgrade its existing facilities. The most significant projects were carried out at the following facilities:

- Rakely: deployment of two new yogurt packaging lines and a multi-pack filling system, and upgrading of the existing equipment;
- Marieville: replacement and modernization of some equipment;
- Victoriaville: increase of Cheestrings production capacity and programs to optimize energy consumption;
- Montreal: expansion of the refrigerated storage capacity and replacement of the MFS modules.

Numerous other projects were carried out to comply with regulatory requirements and to upgrade the information systems that support the administrative staff.

Australia

Some of the projects carried out in 2006 addressed the need to increase production capacity, particularly at the Brisbane (yogurt and desserts) and Nambour (flavored milk) plants. Capital expenditures were also used to purchase new vehicles needed to increase distribution efficiency, particularly in the State of Victoria. Lastly, capital investment funds were used to address the need to replace the refrigerated storage facilities that had been sold to Norco (after the breakup of the joint venture) and to improve quality and reduce costs.

Africa

Capital investments focused on the South African manufacturing organization, with the goal of increasing production capacity of cheese (through the purchase of new packaging equipment), UHT milk (in one-liter containers) and yogurt, and to purchase new warehouse space.

Other noteworthy developments included the HACCP (Hazard Analysis and Critical Control Point) accreditation and the launch of the GAP (Good Agricultural Practices) program with milk producers.

Spain

The Spanish SBU used its capital investment budget mainly to increase production capacity (new filling station for condensed milk and new PET line at the Saragozza plant), replace existing equipment (steri tower at the Barcelona factory and new filling line for products packaged in glass bottles at the Madrid facility), modernize some buildings and bring production facilities in compliance with new regulatory requirements.

Russia

The capital investment programs of the Russian SBU were designed to improve manufacturing efficiency, increase distribution capacity (purchases of new vehicles) and achieve compliance with current regulations.

Specifically, projects carried out at the Ekaterinburg factory included construction of a new ricotta production facility and the automation of the fresh dairy warehouse. At the Belgorod plant, work included expanding the production department with the addition of a filling system, a sterilizer, a pallet loader, a carton machine and a system to purify engineering water.

Romania

Projects completed in 2006 included the installation of a packaging line for products sold in PET containers, the automation of the raw materials and finished products warehouses, installation of a new refrigerated storage facility for concentrates and an expansion of the production facility.

Nicaragua

Capital investments include projects to purchase new vehicles to renovate the vehicle fleet, comply with regulatory requirements and improve product quality.

Venezuela

Work carried out in Venezuela included upgrades of factory services and production equipment, and improvements to the facilities that produce pasteurized milk (Miranda plant).

Colombia

Capital investments were used mainly to:

- increase production capacity of powdered milk;
- increase the capacity of the milk sterilizer to meet market demand;
- build a storage facility for raw milk and for packing and packaging materials;
- bring the facilities in compliance with existing safety and quality regulations.

***

During 2006, the Group carried out R&D projects that were focused on the development of new products. These projects were carried out in cooperation with universities and research centers, requiring not significant investments.

Business Units

Italy

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€ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**991,45**	**984,91**	**(6,54)**	*-0,7%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**93,75**	**107,48**	**13,73**	
% on Revenues	*9,5*	*10,9*	*1,5 ppt*	
EBITDA	**72,12**	**105,13**	**33,01**	
% on Revenues	*7,3*	*10,7*	*3,4 ppt*	

The results of the Italian Business Units, which do not include the contribution of the Boschi, Newlat and Carnini subsidiaries recently reincluded in the Group's scope of consolidation, show that revenues were down 0.7% compared with 2005.

€ Ml	2005 PRO-FORMA	2006	Change	
Product Sales Revenues	**954,01**	**960,49**	**6,48**	
Pallets and other products sales revenues	**37,44**	**24,42**	**(13,02)**	
Net revenues	**991,45**	**984,91**	**(6,54)**	*-0,7%*

As shown in table above, operating product net sales revenues increased compared with 2005; on the other hand, sales of wooden pallets and other materials that are resold at no profit decreased (-13.02 millions euros, from 37.44 millions euros to 24.42 millions euros). Net of sales of these nonoperating products, cumulative revenues totaled 954,01 million euros at December 31, 2005 and 960.49 million euros at December 31, 2006, for a gain of 6.48 million euros (+ 0.7%).

EBITDA before writedowns of current assets and additions to provisions totaled 107.48 million euros, or 13.73 million euros more than in 2005.
EBITDA after writedowns of current assets and additions to provisions grew to 105.13 million euros, for a gain of 33.01 million euros compared with the 72.12 million euros earned in 2005. The ratio of EBITDA to sales was 10.7%, or 3.4 percentage points more than a year earlier.

In 2006, the overall sales volume was in line with the previous year's one.

Considering that Italy, the market in which it operates, is characterized by a relatively stable level of demand, a high degree of concentration in the distribution system and increasing promotional pressures, the local Business Unit was able to report generally satisfactory results, thanks to the launch of new functional products, a shift in its product mix, a more efficient manufacturing organization and a restructuring of its logistics and distribution system.

Improvements carried out at the operational level included the following:

- Streamlining and boosting the efficiency of the manufacturing organization by closing the Padua plant and reorganizing other production facilities;
- Reorganizing the primary and secondary logistics and distribution system and streamlining the network of independent franchisees;
- Taking the initial step to integrate the sales networks;
- Optimizing purchasing policies (savings on purchases of raw milk and fruit-juice concentrates), partly to minimize the impact of higher raw materials prices (for example, petroleum-based packaging materials);
- Integrating the main accounting and administrative processes;
- Continuing to implement the staff downsizing plan, which included meeting with the unions at the local level, using available social support tools and programs, with the result of reducing the December 31, 2006 payroll by 302 employees, compared with December 31, 2005.
- Launching human resource management processes that are focused on development and skill enhancement.

Market

Persistently weak economic conditions, an increase in the cost of utilities and public services, and new consumer needs drastically reduced the ability of households to purchase consumer staples, which had a major impact on the food market.
This environment resulted in an increased focus on and preference for heavily discounted product promotions. These developments favored large store chains (to the detriment of traditional retailers) and discounters, as these channels continued to attract an increasing number of consumers, including medium- and high-income shoppers.
However, consumers continued to show an interest in innovative products, particularly those that can improve one's health or physical appearance.

Products and Market Share

In 2006, the Group pursued with renewed energy a strategy of making its products more appealing to consumers and differentiating them from those of its competitors, with the goal of gaining a competitive edge, increasing sales and, consequently, improving its bottom line.

The Parmalat Group was again the unchallenged leader of the UHT milk market, with a share of 33.4% in 2006. It also grew significantly in the specialty milk (+1.9 percentage points) and functional milk (+1.4 percentage points) segments, two areas on which the Company has been focusing its investment activity. An improved sales mix, coupled with promotional programs for products with a high value added (specialty milks and milk sold in bottles), produced a significant increase in market sales. Specifically, the launch of Physical, and Fibresse and the promotional programs carried out to support Omega 3 and Zymil boosted sales of specialty milks by 21.3% compared with 2005. In the area of conventional milk products, sales of bottled milk increased and a new bottling line was installed at the Collecchio factory to meet demand.

In the fresh milk market, the results achieved in 2006 confirmed the Group's leadership position, enabling Parmalat to retain at about the previous year's level its share of both the modern and traditional distribution channels, which account for more than 50% of the Group's sales. Taken separately, Parmalat's share of the modern distribution channel was down slightly due mainly to a decrease in sales of whole milk, but shipments of bottled and specialty milk remained strong. In addition, the process of homogenizing the image of local brands with the introduction of the Parmalat brand on the label and the use of standardized product names (Alta Qualità, Bontà e Linea, Bontà e Gusto), was completed. Lastly, the process of launching of Zymil, a micro-filtered milk, was fully carried out and the Group used special advertising and promotional campaigns to launch Physical, another micro-filtered milk.

Sales of fruit beverages were up in the closing months of the year, particularly the brick 200, Santàl Top and the brick 1000 sizes. Parmalat's revenue market share improved by 0.4 percentage points, thanks to promotional investment that, while higher than in 2005, were lower than those of the Group's main competitors.

In the yogurt segment, the replacement of some local brands (Ala and Torvis) with Parmalat branded products, coupled with a more efficient distribution system and a careful promotional policy, helped the Parmalat and Kyr brands hold their revenue market share at about the same level as the previous year, reversing the negative trend of the first six months of the year.

Sales of cream and béchamel were higher than in 2005.
In the dessert segment, the Group's overall market share was down by 1.4%, due mainly to a negative performance by custards, puddings and specialty products. However, unit sales of Coppa Malù, the Group's main product, were about the same as last year and its share of its target market (desserts with cream) increased.

The table below summarizes the market share held by the Italian SBU in the main market segments in which it operates:

Products	Market Share (value)
UHT milk	33,4%
Pasteurized milk	27,4%
UHT cream	36,4%
Bechamel sauce	45,9%
Yoghurt	6,8%
Dessert	10,0%
Fruit-based drinks	12,1%

Source: AC Nielsen - Assolatte - IRI - SBU Management (Dec. 2006)

Manufacturing Organization

The Italian SBU operates 12 manufacturing facilities. Nine of these facilities are owned by Parmalat SpA and are used mainly for the production of milk, fruit juices and yogurt. One facility owned by Centrale del Latte di Roma specializes in the production of pasteurized milk and the remaining two facilities are owned by Latte Sole Spa, which uses them to produce UHT milk, pasteurized milk, cheese and cream.
In 2006, the SBU's capital investment projects focused on increasing production capacity, streamlining its organization and achieving compliance with regulatory requirements.

Canada

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€ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**1.336,34**	**1.381,25**	**44,91**	*+3,4%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**106,29**	**124,00**	**17,71**	
% on Revenues	*8,0*	*9,0*	*1,0 ppt*	
EBITDA	**104,95**	**123,11**	**18,16**	
% on Revenues	*7,9*	*8,9*	*1,1 ppt*	

Data in Local Currency

CAD$ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**2.016,69**	**1.966,47**	**(50,21)**	*-2,5%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**160,40**	**176,54**	**16,14**	
% on Revenues	*8,0*	*9,0*	*1,0 ppt*	
EBITDA	**158,38**	**175,27**	**16,89**	
% on Revenues	*7,9*	*8,9*	*1,1 ppt*	

In 2006, revenues increased to 1,381.25 million euros, or 3.4% more than the previous year. EBITDA before writedowns of current assets and additions to provisions totaled 124.00 million euros, for a gain of 17.71 million euros compared with 2005.
EBITDA after writedowns of current assets and additions to provisions amounted to 123.11 million euros, increasing by 18.16 million euros compared with the previous year. The ratio of EBITDA to revenues was 8.9%, an improvement of 1.1 percentage points over 2005.

Unit sales were 5.0% lower than in 2005. A decrease in the number of days available for deliveries and billing (one week less than in 2005), the streamlining of the product line and resulting discontinuance of some items and strong competitive pressure account for this decline. Specifically, shipments of pasteurized milk (which accounts for about 59% of the Canadian SBU's total sales) were down 1.7% year-over-year, while those of yogurt and cheese decreased by 6.2% and 1.6%, respectively. On the other hand, unit sales of pasteurized cream were up 1%.

Despite the overall reduction in unit sales, the rationalization of the operating structures and process, the improvements made to the product mix and a strong performance in some market segments produced a substantial EBITDA increase.

In addition, the data stated in the Group's reporting currency reflect the positive impact of a strong Canadian dollar, which appreciated by 5.7% versus the euro compared with the average exchange rate for 2005.

Market

Canada has 32.6 million inhabitants, but the population is increasing very slowly and the food market is mature with very little innovation. The conditions in the market for the products of interest to the Group are reviewed below:

- The dairy industry is regulated, with restrictions and tariffs on imported dairy products.
- Raw milk prices are regulated and no alternative sources of supply are available.
- There is a virtual oligopoly for numerous types of packaging materials and ingredients (often just one or two suppliers).

With regard to distribution channels, the market is dominated by four major distributors (LCL, Metro, Sobey's and Safeway), one of which is vertically integrated.

Products and Market Share

Products are marketed mainly under the following brands: Parmalat, Beatrice, Black Diamond, Lactancia, Astro, Cheestrings Parkay, Olivina, Colonial Sargento and Balderson.
The main products are reviewed below:

- Milk. Parmalat Canada was again the top player in the milk market, with a share of 20.8%. Parmlat's leadership position is mainly the result of growth above the market average in the premium milk segment (+3%), a strong performance by its functional milks (Omega 3, Calcium and Lactaid), an aggressive television advertising campaign in Quebec and marketing programs that targeted the sales centers directly.
- Yogurt. The Canadian affiliate is the market leader in English-speaking Canada (mainly with the Astro brand), despite growing competitive pressure from other major producers, particularly in terms of television advertising and new-product launches. The positive performance achieved in 2006 reflects primarily the beneficial impact of marketing programs implemented to support the launch of Astro Jeunesse and strong overall sales of functional yogurts (Biobest probiotics and Jeunesse antioxidant).
- Cheese. In 2006, the Canadian SBU launched a series of initiatives designed to strengthen the market standing of Cheestrings, which was being challenged by some new entrants such as Saputo, and by growing competitive pressure. Parmalat is the market leader with a 60% share.
- The SBU was also increased its share (17.5%) of the unprocessed cheese market compared with 2005, even though the overall market segment shrank by 3%.
- Butter. Parmalat is the market leader in this segment as well, with a 19.5% market share.
- Margarine. Thanks to the support of effective marketing programs, the Lactantia brand continued to grow, reaching a 16% market share, despite the fact that overall market demand was down 3%.

The table below summarizes the market share held by Parmalat Canada in the main market segments in which it operates:

Products	Market Share (volume)
Milk	20,8%
Cream	25,6%
Butter	19,5%
Yoghurt *	30,8%
Natural cheese	17,5%
Margarine	13,0%

Source: A C Nielsen - November, 25th 2006

** English Canada*

Manufacturing Organization

The Canadian SBU has 19 production facilities, 5 distribution centers and is a partner in several copacking facilities. Yogurt is manufactured at plants in Rakely, Niagara on the Lake and Lethbridge; milk is produced at facilities in Montreal, St. Hyacinthe, Brampton, Sudbury, Winnipeg, Calgary and Thunderbay; and cheese, butter, powdered milk and other milk-based powdered ingredients are manufactured at factories in Belleville, Grunthal, Laverlochere, Marieville, Mitchell, St. Claude, Thornloe, Victoriaville and Winchester.

Australia

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€ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**410,15**	**417,92**	**7,77**	*+1,9%*
EBITDA bef. W. Down of acc.(*) Receiv. & Other Prov.	**39,77**	**39,47**	**(0,31)**	
% on Revenues	*9,7*	*9,4*	*-0,3 ppt*	
EBITDA(*)	**39,59**	**39,51**	**(0,09)**	
% on Revenues	*9,7*	*9,5*	*-0,2 ppt*	

(*) The result of the joint venture is classified below the EBITDA line in 2006 and above the EBITDA line in 2005. It added 2.63 million euros

Data in Local Currency

AUS$ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**669,55**	**696,59**	**27,04**	*+4,0%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**64,93**	**65,78**	**0,85**	
% on Revenues	*9,7*	*9,4*	*-0,3 ppt*	
EBITDA	**64,63**	**65,85**	**1,22**	
% on Revenues	*9,7*	*9,5*	*-0,2 ppt*	

At December 31, 2006, revenues amounted to 417.92 million euros, or 1.9% more than the previous year. EBITDA before writedowns of current assets and additions to provisions totaled 39.47 million euros, posting a decrease of 0.31 million euros compared with 2005.
EBITDA after writedowns of current assets and additions to provisions decreased to 39.51 million euros, or 0.09 million euros less than a year earlier. At 9.5%, the EBITDA margin was 0.2 percentage points lower than in 2005.

In July 2006, Parmalat Australia sold its 50% interest in the Norco Pauls joint venture. Further to this sale, the Australian subsidiary established a direct sales network in the area previously covered by the joint venture, thus creating the basis for an important growth in the future.

The table below provides a comparison of the 2005 and 2006, restated to eliminate the contribution of the Norco Pauls joint venture.

AUS$ Ml	**2005 PRO-FORMA**	**2006**	**Change**	
Revenues	**647,40**	**696,59**	**49,19**	*+7,6%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**58,50**	**65,78**	**7,28**	
% on Revenues	*9,0*	*9,4*	*0,4 ppt*	
EBITDA	**58,50**	**65,85**	**7,35**	
% on Revenues	*9,0*	*9,5*	*0,4 ppt*	

Unit sales were slightly down (1.8%) compared with 2005, reflecting lower shipments of UHT milk (most of which is exported) and of loose milk due to a long period of drought which caused a limited provision of raw milk and the failure to renew some contracts with the private labels during the year. In addition, because the facilities that manufacture the fastest growing products (yogurt, desserts and flavored milk) were already operating at full capacity, the marketing and sales activities slackened during the third and fourth quarter of the year. The SBU is currently carrying out a capital investment program that, when completed within 2007, will enable it to satisfy the increase in market demand.

Compared with the previous year, unit sales of pasteurized milk (which accounts for about 78% of total sales) were up 2.7%, while shipments of yogurt and desserts increased by 10.9% and 5.7%, respectively. On the other hand, sales were down for UHT milk (-11.7%) and pasteurized cream (-2.7%).
In terms of specific segments, year-over-year sales increases were posted by functional pasteurized milk (+7.0%), wellness milk (+5.1%) and flavored milk (+12.1%).

Compared with the average exchange rate for 2005, the Australian dollar lost 2.1% of its value versus the euro in 2006.

Market

Parmalat Australia continued to focus on the domestic market to distribute its pasteurized milk, milk-based beverages, yogurt and desserts, while exporting products with a long shelf life (UHT milk primarily) to markets in the Pacific regions of and Asia.

The Australian market is highly competitive, with large retail chains steadily expanding their presence in the grocery and discount retailing businesses. 50% of fresh milk, 80% of UHT milk, 80% of yogurt and 90% of desserts are sold by supermarket chains. The aggressive price competition that characterizes the retail market is driven both by established brands and private labels. In this dynamic market environment, the Australia SBU pursued a consumer-based brand strategy, while paying attention to changes in market conditions and shifting its product mix in 2006.

In 2006, the price of raw milk increased due to a persistent drought that affected all of Australia, but especially the regions where the Australian SBU gets most of it milk supply (Queensland and Victoria) during the second half of the year and caused the Australian government to enact an Exceptional Circumstances Assistance Program to help farmers. Parmalat Australia implemented its own program to support its milk suppliers, which is financed by a fund created by increasing retail milk prices.

Products and Market Share

In recent years, Parmalat Australia implemented an aggressive growth strategy for products with a high value added, such as functional milk and yogurt, desserts for adults and children and flavored beverages.

The main components of the Australian SBU's product portfolio include the following:

- Pasteurized milk: despite the loss of some private-label supply contracts, annual unit sales increased moderately compared with 2005, as the shortfall was offset by higher sales of functional milk (+6.8%), wellness milk (+3.1%) and, especially, flavored milk (+12.1%) sold under the Breaka and IceBreak brands;
- Yogurt: Unit sales were significantly higher than in 2006, driven primarily by increased demand for Vaalia-branded yogurt (+23.8%);
- Even though the SBU exited the ice cream business, which it no longer viewed as strategic, its desserts continued to sell well.

The table below summarizes the market share held by the Australian SBU in 2006:

Products	Market Share (value)
Fresh pasteurized milk	17,7%
UHT milk	12,9%
Fresh flavoured milk	19,9%
Yoghurt	12,1%
Dessert	15,1%

Source: Aztec Information System - National Grocery - December '06

Manufacturing Organization

Parmalat Australia operates the following six production facilities, which are located mainly in Eastern Australia:

- Brisbane: production of pasteurized milk, UHT milk, custards, desserts and yogurt;
- Darwin: production of pasteurized milk and fruit juices;
- Bendigo: production of pasteurized milk, fruit juices and fermented products;
- Rowille: production of pasteurized milk;
- Nambour: production of pasteurized milk;
- Rockhampton: production of pasteurized milk and fruit juices.

In 2006, the Australian SBU used its capital investment programs to address the need for additional production capacity, particularly at plants in Brisbane (yogurt and desserts) and Nambour (flavored milk). In some segments, the growing success of Parmalat's products and a steadily rising demand from consumers caused production facilities to run at full capacity. In order to respond effectively and efficiently to market demand, the Australian operations launched a project for an in-depth restructuring of its manufacturing organization.

Africa

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€ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**324,74**	**343,84**	**19,10**	*+5,9%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**41,03**	**40,36**	**(0,67)**	
% on Revenues	*12,6*	*11,7*	*-0,9 ppt*	
EBITDA	**38,52**	**39,88**	**1,36**	
% on Revenues	*11,9*	*11,6*	*-0,3 ppt*	

Data in Reference Currency

Rand Ml	2005 PRO-FORMA	2006	Change	
Revenues	**2.570,98**	**2.933,33**	**362,36**	*+14,1%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**324,84**	**344,33**	**19,49**	
% on Revenues	*12,6*	*11,7*	*-0,9 ppt*	
EBITDA	**304,97**	**340,22**	**35,25**	
% on Revenues	*11,9*	*11,6*	*-0,3 ppt*	

Revenues totaled 343.84 million euros, or 5.9% more than in 2005. EBITDA before writedowns of current assets and additions to provisions totaled 40.36 million euros, for a year-over-year loss of 0.67 million euros. EBITDA after writedowns of current assets and additions to provisions amounted to 39.88 million euros, up 1.36 million euros over the amount reported at December 31, 2005. The ratio of EBITDA to revenues was 11.6%, or 0.3 percentage points less than in 2005.

Aggregate unit sales in South Africa were up 9.0% in 2005, with the biggest gains recorded in the areas of UHT milk (+11.5%, 52% of total sales), cheese (+21.0%) and yogurt (+12.2%). Unit sales decreased for fruit juices (-6.3%) and pasteurized milk (-2.5%).

In the other African countries in which the Group operates (Mozambique, Zambia and Swaziland), unit sales increased by 11.0% in 2006. Compared with 2005, shipments of UHT milk, which accounts for about 40% of total sales, were up 8.6%, and unit sales of pasteurized milk and fermented increased by 8.1% and 7.9%, respectively. Fruit juices, which account for about one-fourth of total sales, grew by 19.8%.

In 2006, the continued strong GDP growth recorded in the African countries in which the Group operates (about +11% in South Africa – Source: EIU Country Forecast January 2007 – data in rand at current prices) produced a significant increase in consumer spending that benefited the Group's product portfolio.

Compared with the average exchange rate applied in 2005, the SBU's reference currency (the South African rand) declined in value by 7.8% versus the euro.

Market

A rapidly expanding local economy and the successful positioning of a product line that was expanded in 2006 with wellness products and functional products specifically designed for the characteristics of the local population enabled the African SBU to increase unit sales to non-captive customers, compared with 2005.
In South Africa, inflation was 5%, but food prices increased by a smaller percentage. On the other hand, prices in the agribusiness industry went up (+4.2%) for the first time in four years.
Nevertheless, the African SBU was able to improve its performance by shifting the bias of its product mix toward products with greater value added.

Products and Market Share

In 2006, Parmalat South Africa continued to gain market share quickly in all of the segments in which it operates and consolidated its position as the number two player in the domestic dairy market.
The product portfolio of the South African SBU includes the following:

- Milk: Despite increasingly aggressive pressure by the competition, the SBU strengthened its leadership position in the market for UHT milk, owing to the success of the EverFresh and Long Life brands. In addition, shipments of functional UHT milk were up 25% compared with 2005 and the Physical brand was introduced to the African market toward the end of the year. Sales of pasteurized milk, which are made in a market that is growing at a slower pace than the other main reference markets, were not as strong as those of UHT milk, but were in line with expectations.
- Cheese: Parmalat is the market leader thanks to a broad product line that features upmarket products. Simonsberg and Melrose, the two most successful brands in this segment, are becoming increasing popular with midmarket consumers as well. Thanks to successful advertising and promotional campaigns, Parmalat South Africa is consolidating its leadership position, while at the same time helping expand the overall market.
- Yogurt: Parmalat SA has been growing at a faster rate than the overall market, thanks to the strategic decision to focus its efforts on midmarket consumers. During the closing months of 2006, it introduced WellB, a new type of functional yogurt.
- Fruit juices: 2006 was a year of consolidation for the South African SBU, which streamlined its product and brand portfolio in this area, moving toward higher priced products.

Products	Market Share (volume)
UHT milk	41,6%
Powder milk	24,3%
Pasteurized milk	3,3%
Butter	31,6%
Cheese	32,1%
Yoghurt	20,1%
Fruit juices	5,3%

Source: BMI Foodpack - September 2006

In the other African countries in which the Group operates, Parmalat is the market leader.

Manufacturing Organization

The African SBU has 10 manufacturing locations, seven of which are located in South Africa.
In 2006, the SBU increased cheese, UHT milk and yogurt production capacity and completed its packaging facilities with the installation of a new cheese packaging line.

Spain

€ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**200,38**	**183,88**	**(16,50)**	*-8,2%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**11,97**	**0,09**	**(11,88)**	
% on Revenues	*6,0*	*0,0*	*-5,9 ppt*	
EBITDA	**10,06**	**(0,97)**	**(11,03)**	
% on Revenues	*5,0*	*(0,5)*	*-5,5 ppt*	

Revenues totaled 183.88 million euros, or 8.2% less than in 2005. EBITDA before writedowns of current assets and additions to provisions totaled 0.09 million euros, down 11.88 million euros compared with 2005. EBITDA after writedowns of current assets and additions to provisions decreased to -0.97 million euros, or 11.03 million euros less than the previous year. The ratio of EBITDA to revenues also deteriorated compared with 2005, falling by 5.5 percentage points to -0.5%.

Unit sales were down 13.2% in 2006, with across-the-board decreases in all main product segments.

The Spanish SBU was faced with particularly challenging conditions in 2006. The main reasons for this situation are both external (strong competition, increase in the market share of private labels and higher cost of some raw materials) and internal (obsolescence of the production facilities and weakness of some of its brands). The resulting overall weakness of the SBU caused unit sales to decrease by 13.2% compared with the previous year.

A new management team launched an in-depth restructuring plan that calls for focusing the product portfolio on functional milk; strengthening Cacaolat, a leading product that is now sold only in some parts of Spain; relaunching the ice cream business; upgrading the manufacturing facilities; and restructuring the distribution system used for refrigerated products. In any case, the sale of the Madrid plant for 144 million euros will enable the SBU to fund its refocusing and restructuring programs directly from its own resources, without asking for the support of its shareholder (Parmalat SpA).

Market

In 2006, the Spanish dairy market enjoyed a 4% increase in sales volume in all areas, with the exception of the milk segment, in which unit sales decreased by 1.7% compared with the previous year.

Milk: The Spanish milk market totaled 3,129 million liters, a slight decrease compared with 2005. However, its value increased to 2,203 million euros (+1.8%) reflecting higher sales of functional milk (+39% in volume terms), which account for about 31% of the total milk market. The Spanish SBU has been steadily replacing "basic" products with more profitable functional products (calcium and soy). The main players are Asturiana, Puleva and Pascual, with private labels controlling a significant share of the market (about 35%).

Flavored Milk: The Spanish market for flavored milk, which is estimated at 123.8 million liters, expanded by 3.8% compared with 2005. It also grew in value terms, increasing by 2.6% to 234 million euros. In the Food segment, which accounts for 86% of the total market, the leader is Puleva, followed by Pascual and the Group's Spanish company with the Cacaolat brand. In the HoReCa channel, where unit sales were down 2.7% year-over-year, the leader is Cacaolat with a 32.7% volume market share.

Ice Cream: The Spanish ice cream market is estimated at 210 million liters and is valued at 982 million euros. In 2006, sales of ice cream in the "impulse" channel decreased and were replaced by increased purchases in the "grocery" channel. The market leaders are Nestlé and Frigo, but private labels account for a very large portion of the market (about 69%).

Yogurt: The Spanish yogurt market, which amounts to 686 million liters and grew by 5.0% compared with 2005, is valued at 1450 million euros (+7.0%). Danone, the uncontested market leader, and private labels dominate the market, with a combined share of 90% both in value and volume terms. They are followed by Nestlé and Asturiana. Despite the good quality of its products, the failure to invest in the Clesa brand has caused the Spanish SBU to steadily loose market share.

Products

The product portfolio of the Spanish operations includes the following:

- UHT Milk: Shipments of UHT milk, which accounts for about half of the SBU's total sales, were down in 2006, due to a poor performance in the segment of milk sold in glass and plastic bottles, as these containers had quality problems early in 2006 due to manufacturing defects, while the decrease in sales of milk packaged in brick-shaped containers reflected lower production for private labels.
- Pasteurized milk: Against the backdrop of a contracting market, sales were lower than in 2005. In Catalonia, the SBU was unable to replace the sales it made in the past under the Ato brand with products bearing other Group brands.
- Flavored milk: Total sales decreased slightly in this segment as well. This shortfall, which reflects a reduction in unit sales caused by the growing strength of private labels, could not be fully offset by a healthy gain in shipments of Cacaolat to customers in the grocery channel.
- Condensed milk: Unit sales of condensed milk were down compared with 2005, due mainly to a decrease in production orders from private labels, which were affected by strong competition from products imported from Eastern Europe.
- Yogurt: Unit sales of yogurt were down significantly compared with 2005. In this segment, the Group's products continued to suffer from a loss of visibility, as the marketing policies pursued by retail chains resulted in the replacement of Parmalat-branded yogurt with products sold under private labels, and from the rigidity of the SBU's overhead and distribution costs.
- Desserts: Sales decreased sharply in the dessert segment compared with 2005.
- Ice cream: An increase in unit sales made possible by the distribution of alternative products was not matched by an improvement in profit margins, as some of the sales in the "impulse" channel were replaced by sales in the grocery channel.

Manufacturing Organization

The SBU's manufacturing organization includes five production facilities for the milk operations, one facility for the ice cream operations and one farming location. In 2006, the SBU began the process of modernizing its equipment and buildings and launched a restructuring and streamlining of its manufacturing system. It also signed a contract to sell its Madrid factory (with stipulations that guarantee its right to continue using this facility for a few years) and closed its Alicante plant.

Portugal

€ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**62,14**	**63,77**	**1,63**	*+2,6%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**8,61**	**7,09**	**(1,52)**	
% on Revenues	*13,9*	*11,1*	*-2,7 ppt*	
EBITDA	**8,13**	**7,12**	**(1,01)**	
% on Revenues	*13,1*	*11,2*	*-1,9 ppt*	

Revenues increased to 63.77 million euros, a gain of 2.6% compared with 2005. Over the same period, EBITDA before writedowns of current assets and additions to provisions decreased by 1.52 million euros to 7.09 million euros.
EBITDA after writedowns of current assets and additions to provisions, which totaled 7.12 million euros (1.01 million euros less than in 2005), were equal to 11.2% of revenues (1.9 percentage points less than in 2005).

Total unit sales increased by 1.5% in 2006. Shipments of UHT milk, which account for about 55% of total unit sales, were up 9.5% compared with 2005. The trend was the same for unit sales of pasteurized cream, which rose by 4.6%. Fruit juice shipments were down 18.1% compared with 2005.
While sales of fruit juices were under pressure due to the strong price competition that characterizes the Portuguese market, there was strong demand for the Ucal chocolate milk and for UHT cream, supported in part by the raw material procurement policy pursued by the SBU to purchase milk and cream, some of which it bought on the spot market.

Market

The market scenario remained challenging, with consumers still showing limited purchasing power. As a result, discount retail chains continued to expand causing the SBU to suffer a loss in unit sales, particularly for Santal branded products.
In Portugal, the milk market is dominated by Lactogal (market share of about 70%). Private labels are also expanding rapidly, causing profitability to decrease as retail prices continue to fall. The market for fruit juices is contracting, which has increased competition putting pressure on prices and requiring greater promotional activity. This situation strengthened the position of Compal, the market leader, and of the private labels, which posted significant gains in all segments.

Products and Market Share

The Portuguese SBU operates through three main brands: Parmalat, Santàl and UCAL, which are represented in all distribution channels. Distribution through the Modern channel generated 50% of net revenues, while discount retail chains accounted for just 7% of revenues.
Portugal continued to implement its chosen strategy, based on shifting its product mix toward such high value-added items as cocoa-flavored milk, béchamel and cream.

The main components of the SBU's product portfolio include the following:

- Milk: Sales of cocoa-flavored milk sold under the Ucal brand (30% of the SBU's revenues) and the Parmalat brand has been growing strongly since 2005. Given the strength of the Ucal brand which has been growing constantly over the years, in December, the SBU broadened the line of Ucal-branded products with the addition of new functional milks. Sales of Parmalat-branded milk continued to be affected by the growing strength of private labels.

- Fruit juices: In 2006, Parmalat Portugal's competitive position in this segment that accounts for 25% of its revenues weakened compared with the previous year. The contribution of fruit juice sales to the SBU's total revenues fell from 32% to 25% and its volume market share declined from 7% to 5%.
- Cream and béchamel: These products are sold under the Parmalat brand. Competition is fairly strong and private labels are steadily strengthening their position in these segments as well.

Manufacturing Organization

All items sold by Parmalat Portugal are manufactured at the Águas de Moura plant, except for products imported from Italy and some items that are produced by co-packers.

Russia

€ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**41,45**	**57,27**	**15,82**	*+38,2%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**6,37**	**9,98**	**3,61**	
% on Revenues	*15,4*	*17,4*	*2,1 ppt*	
EBITDA	**5,93**	**9,91**	**3,99**	
% on Revenues	*14,3*	*17,3*	*3,0 ppt*	

Data in Local Currency

Rublo Ml	2005 PRO-FORMA	2006	Change	
Revenues	**1.458,69**	**1.953,44**	**494,75**	*+33,9%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**224,03**	**340,38**	**116,35**	
% on Revenues	*15,4*	*17,4*	*2,1 ppt*	
EBITDA	**208,62**	**338,20**	**129,58**	
% on Revenues	*14,3*	*17,3*	*3,0 ppt*	

Revenues totaled 57.27 million euros, an improvement of 38.2% compared with 2005. EBITDA before writedowns of current assets and additions to provisions grew to 9.98 million euros, for a year-over-year gain of 3.61 million euros.
EBITDA after writedowns of current assets and additions to provisions, which amounted to 9.91 million euros, or 3.99 million euros more than the previous year, were equal to 17.3% of revenues, up 3.0 percentage points compared with 2005.
In 2006, total unit sales were 23.5% higher than in 2005. Specifically, shipments of UHT milk, which accounts for about 35% of the total sales volume, increased by 39.9% compared with 2005. Fruit juices, pasteurized milk and fermented milk also performed well, with unit sales rising by 30.3%, 12.7% and 8.4%, respectively.

The Russian affiliate continued to grow at the double-digit rate that it enjoyed in previous years. This rate of improvement, which reflects in part a generalized increase in consumer spending, is largely the result of a more effective sales force and the signing up of an increasing number of new customers, made possible by the expansion of mass retailing chains in several areas of Russia (in November and December, six new hypermarkets were opened in Saint Petersburg and Ekaterinburg).
Limitations to production capacity, which were resolved during the second half of the year but which required relying on co-packers for a certain period of time, and lost sales to customers in Georgia in October and November caused by political tension between this country and Russia prevented the SBU from reporting even greater growth.
Product innovation and the ability to hold down the price paid for the milk used as a raw material also helped improve profitability.

Compared with the average exchange rate applied in 2005, the local currency (ruble) appreciated by 3.9% versus the euro.

Market

Because Russia is so vast, not all products are distributed on a national basis. Specifically, with the exception of unrefrigerated products, all fresh dairy products are marketed exclusively on a regional basis (Belgorod, Kursk, Varonesh and Sverdlovsk regions).
The national UHT market is dominated by two big players who have consolidated their leadership position through acquisitions in the most important markets. In the fruit juice segment, the four biggest players account for 85% of the entire market. During 2006, the two largest producers (WBD and Unimilk) continued to consolidate their position in the dairy market with new acquisitions.

Products and Market Share

At the national level, Parmalat Russia has a good market share in the UHT cream segment (5%) and in the flavored UHT milk segment, which represents 10% of the total market. The SBU's share is 3% in the UHT milk market and 1% in the fruit juice market.

Products	Market Share (volume)
UHT cream	5,0%
UHT milk	3,0%
UHT flavoured milk	10,0%
Fruit juices	1,0%

Source: AC Nielsen - September 2006; SBU Management

Dairy products are marketed under the Parmalat and Biely Gorod brands, while fruit juices are distributed with the Santal and Four Seasons brands. The use of two brands is justified by the need to operate simultaneously in different target segments of the consumer market (premium and value-for-money), as the purchasing power of consumers varied greatly between large metropolitan areas (Moscow, Saint Petersburg) and the other regions of Russia.
Imported products generate high margins and help strengthen Parmalat's distinctive image, differentiating it from its competitors and promoting its international character and its Italian origin.
The product portfolio underwent several changes in 2006:

- Santal Cranberry was added to the Red Line family of fruit beverages;
- The Four Seasons line of fruit juices was expanded with the addition of three new products and the line's design was revamped;
- The design and packaging of all chilled products was changed.

Manufacturing Organization

The Russian SBU has two manufacturing facilities located in Belgorod and Urallat (near Ekaterinburg). The Belgorod factory, which is located about 700 km southwest of Moscow, manufactures most of the products that are distributed by the other Group companies. It also serves as a hub for exports to other countries of the C.I.S. The Urallat plant, which is located about 2,500 km from Moscow, manufactures fresh dairy products that are distributed locally and smaller quantities of UHT products, which are also sold locally.
In 2006, the SBU invested in improving the manufacturing efficiency of its facilities, with the goal of increasing production capacity and achieving compliance with current regulations.

Romania

€ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**10,31**	**11,68**	**1,38**	*+13,4%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**3,03**	**1,68**	**(1,36)**	
% on Revenues	*29,4*	*14,3*	*-15,1 ppt*	
EBITDA	**2,96**	**1,65**	**(1,31)**	
% on Revenues	*28,7*	*14,1*	*-14,6 ppt*	

Data in Local Currency

LEU Ml	2005 PRO-FORMA	2006	Change	
Revenues	**34,21**	**41,19**	**6,98**	*+20,4%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**10,07**	**5,91**	**(4,16)**	
% on Revenues	*29,4*	*14,3*	*-15,1 ppt*	
EBITDA	**9,81**	**5,82**	**(3,99)**	
% on Revenues	*28,7*	*14,1*	*-14,6 ppt*	

Revenues totaled 11.68 million euros, for a gain of 13.4% compared with 2005. EBITDA before writedowns of current assets and additions to provisions decreased to 1.68 million euros, or 1.36 million euros less than in the previous year.
EBITDA after writedowns of current assets and additions to provisions amounted to 1.65 million euros, down 1.31 million euros compared with the previous year. The ratio of EBITDA to revenues was 14.1%, or 14.6 percentage points less than in 2005.

The main factors that account for this sales performance include the launch of a new Santal-branded PET line in August and the importation of UHT milk from Hungary. With the elimination of customs duties in January 2007, sales of this imported product will continue to increase. The delay in launching the PET product, higher prices paid for raw materials and an increase in marketing expenses are the main reasons why EBITDA decreased compared with 2005.

The sales volume achieved by the Romanian SBU in 2006 was 20.1% higher than in the previous year. Unit sales of fruit juices, which account for most of the sales volume, were up 18.8%.

Compared with the average exchange rate applied in 2005, the local currency (leu) lost 6.2% of its value versus the euro.

Market

There are four major premium players, who are also local producers, in the Romanian fruit juice market: Prigat (Pepsi-Cola), Cappy (Coca-Cola), Santàl and Tymbark (Maspex). The rest of the market is essentially divided among Fruttia (European Drinks) and other importers of Rauch, Pfanner and Granini branded products; Parmalat Romania is the leader of the fruit juice segment, with a market share of about 22%, but not in the nectars and JNSD segments.
Competitors have been very aggressive in this market and in 2007, with Romania joining the European Union, competitive pressure is destined to increase even more with the entry of new players. In September, in anticipation of these developments, the SBU launched some initiatives (points collecting programs,

television advertising campaign), which, over the short term, reduced profitability compared with the previous year but which should help increase customer loyalty in future years.
Packaging suppliers include international companies for cardboard (SIG Combibloc) and local companies for glass bottles. PET products will be provided by the same supplier that currently serves Parmalat SpA.

Products and Market Share

Parmalat Romania is present in all three segments of the fruit juice market (100% juices, nectars and still drinks) and in the tea segment.

The table below shows the SBU's revenue market share in the main segments in which it operates:

Products	Market Share (value)
Fresh juices	21,8%
Nectars	12,6%
Still drink	1,1%
Juices-Nectar-Still drink	6,6%

Source: AC Nielsen Value Market share FM-ON06 Reatil+Horeca

Manufacturing Organization

Parmalat's only Romanian factory is located in Tunari (Jud. Ilfov), a few miles from the capital of Bucharest. The facility also includes a warehouse and offices. The production equipment includes two lines for fruit juices packaged in cardboard containers, a filling line for juices sold in glass bottles and a PET bottling line, which is expected to go on stream in 2006.

Nicaragua

€ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**25,66**	**26,08**	**0,42**	*+1,6%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**2,50**	**3,53**	**1,02**	
% on Revenues	*9,8*	*13,5*	*3,8 ppt*	
EBITDA	**(0,35)**	**3,52**	**3,86**	
% on Revenues	*(1,4)*	*13,5*	*14,8 ppt*	

Data in Local Currency

Cordoba Ml	2005 PRO-FORMA	2006	Change	
Revenues	**526,48**	**575,40**	**48,92**	*+9,3%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**51,39**	**77,84**	**26,45**	
% on Revenues	*9,8*	*13,5*	*3,8 ppt*	
EBITDA	**(7,12)**	**77,58**	**84,70**	
% on Revenues	*(1,4)*	*13,5*	*14,8 ppt*	

Revenues totaled 26.08 million euros, or 1.6% more than in 2005. EBITDA before writedowns of current assets and additions to provisions increased to 3.53 million euros, for a gain of 1.02 million euros compared with the previous year.
EBITDA after writedowns of current assets and additions to provisions amounted to 3.86 million euros, up 3.87 million euros compared with the previous year. The ratio of EBITDA to revenues improved to 13.5%, or 14.8 percentage points more than in 2005.
The overall sales volume was down 8.5% compared with the previous year. Specifically, shipments of pasteurized milk, which accounts for 57% of the SBU's sales, decreased by 12.5%, but unit sales of pasteurized cream and fruit juices increased by 0.9% and 39.5%, respectively.

The main factors that affected the SBU's overall performance in 2006 included the handling of some union-related problems and the cancellation of buy orders from foreign customers due to the unwillingness of authorities in El Salvador and Costa Rica to issue permits to export UHT milk for a few months during the first half of the year. In July, the situation was back to normal and exports to El Salvador resumed.

Nevertheless, higher unit sales of products with a high value added (cream and juices), an improvement in manufacturing efficiency and a significant reduction in the need to write down current assets helped boost EBITDA.

Compared with the average exchange rate applied in 2005, the local currency (Cordoba) lost about 7.5% of its value versus the euro.

Market

Parmalat Nicaragua has a leadership position in all of the market segments in which it operates, with the exception of yogurt, cheese and UHT milk (which represents a very small segment in Nicaragua due to the characteristics of the local market). Nicaragua is viewed as a producer of milk and UHT products for exports to the neighboring countries.

Until now, the market was characterized by a limited number of fairly large competitors, with a number of artisanal production facilities. A new local competitor entered the market in 2006, but, thus far, it has not had an impact on the market with innovative products or contributed to stimulating overall market growth.

Products and Market Share

A review of the Nicaraguan SBU's product portfolio is provided below:

- Pasteurized Milk. This is the largest market in which the SBU operates. Its market share is 83%. In recent years, the SBU had a monopoly of the packaged pasteurized milk market. In recent years, new producers have entered the market. These new players, which include Eskimo (10% market share), have adopted very aggressive sales policies.
- Cheese. Cheese is the SBU's second largest market. The SBU is the largest producer, with a 15% market share. The cheese business is characterized by the presence of many small local producers, and only certain subsegments offer attractive margins.
- Pasteurized Cream. Pasteurized cream, which is the SBU's third largest market, is a product with mass appeal, as it is used in most meals. Its market share is about 90% (Eskimo: 6%).
- Yogurt. The yogurt market is fairly small and the SBU's market share is marginal (about 15%). Eskimo, which uses the Yoplait brand name under license, has a virtual monopoly of this business, with an 82% market share.
- Butter. The butter market is not large, but the SBU's market share is large, amounting to about 70% (Dos Pinos 10%).
- Fruit Juices. The fruit juice market is also small. The SBU has a significant market share (about 60%) of this market, which is especially attractive in terms of profitability and growth rate (about 40% a year).
- UHT Milk. This market is still quite small and the SBU's presence is marginal (revenue market share of 15% in 2006). UHT milk is produced under a copacking arrangement.

Manufacturing Organization

The Nicaraguan SBU operates a production facility in Managua and distribution centers in Managua, Sebaco and Leon. It has scheduled capital investment programs to increase production capacity.

Cuba

€ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**1,30**	**3,59**	**2,28**	*+175,1%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**(0,19)**	**1,96**	**2,15**	
% on Revenues	*(14,6)*	*54,5*	*69,1 ppt*	
EBITDA	**(0,19)**	**1,96**	**2,15**	
% on Revenues	*(14,6)*	*54,5*	*69,1 ppt*	

Data in Local Currency

US$ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**1,62**	**4,51**	**2,88**	*+177,5%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**(0,24)**	**2,46**	**2,69**	
% on Revenues	*(14,6)*	*54,5*	*69,1 ppt*	
EBITDA	**(0,24)**	**2,46**	**2,69**	
% on Revenues	*(14,6)*	*54,5*	*69,1 ppt*	

Revenues totaled 3.59 million euros, or 175.1% more than in the previous year. EBITDA amounted to 1.96 million euros, for a gain of 2.15 million euros compared with 2005. The ratio of EBITDA to revenues was 54.5%.

Compared with the average exchange rate applied in 2005, the SBU's reporting currency (U.S. dollar) lost 0.9% of its value versus the euro.

The sharply higher results reported in 2006 are due mainly to favorable weather conditions, while in 2005, the plantations that supply the raw materials to the SBU's Cuban plant were hit by tornados that completely destroyed the fruit crop. In addition, the 2006 results benefited from higher sales prices, particularly for grapefruit products, and by an increase in the production of the concentrate available for sale, compared with 2005.

Products

The Citrus International Corporation S.A. engages in the production of citrus juices and essential oils. Its principal products are grapefruit juice and orange juice concentrate, fresh juice and essential oil of oranges and grapefruits. Citrus International Corporation S.A. sells primarily to its shareholders (Parmalat SpA and Citricos) and its target markets are Italy (white grapefruit and orange concentrate), Europe in general (pink grapefruit concentrate sold through a Dutch company in which Citricos has an interest) and Mexico (essential oils).

Manufacturing Organization

The company has only one production facility. Its business is seasonal and is carried out during the six months between November and May.

Venezuela

€ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**148,92**	**194,56**	**45,64**	*+30,6%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**12,53**	**27,54**	**15,02**	
% on Revenues	*8,4*	*14,2*	*5,7 ppt*	
EBITDA	**10,00**	**27,76**	**17,76**	
% on Revenues	*6,7*	*14,3*	*7,6 ppt*	

Data in Local Currency

Bolivares Mld	2005 PRO-FORMA	2006	Change	
Revenues	**390,29**	**524,56**	**134,28**	*+34,4%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**32,83**	**74,26**	**41,43**	
% on Revenues	*8,4*	*14,2*	*5,7 ppt*	
EBITDA	**26,21**	**74,85**	**48,63**	
% on Revenues	*6,7*	*14,3*	*7,6 ppt*	

Revenues totaled 194.56 million euros in 2006, or 30.6% more than the previous year. EBITDA before writedowns of current assets and additions to provisions increased to 27.54 million euros, for a gain of 15.02 million euros compared with 2005.
EBITDA before writedowns of current assets and additions to provisions, which at 27.76 million euros were 17.76 million euros higher than a year earlier, were equal to 14.3% of revenues, for an improvement of 7.6 percentage points compared with 2005. It reflects the use of provisions for 0.22 million euros.

The total sales volume increased by 7.2% compared with the previous year, with individual gains of 9.7% for fruit juices (which account for 40% of total sales), 5.5% for pasteurized milk (33% of total sales), 12.4% for yogurt and 5.9% for fermented milk.

All of the indicators of operating performance reported by the Venezuelan subsidiary show strong growth compared with 2005. This improvement was made possible by the successful implementation of a plan to restructure and refocus its operations (adopted after the government imposed price controls on some market segments in 2005) and leverage the SBU's strong presence in the local market. It reflects the beneficial impact of the industrial plan launched in 2004, which radically streamlined and restructured the company.

The restructuring process focused primarily on redesigning the company's distribution and marketing organization and developing a line of refrigerated products with high value added (mostly juices, tea, yogurt and fermented milk).

Compared with the average exchange rate applied in 2005, the local currency (bolivar) lost 2.9% of its value versus the euro.

Market

The Venezuelan food market enjoyed good growth in 2006, thanks to the expansionary policies pursued by the current government and the beneficial impact of an expanding economy and high oil prices (Venezuela is the world's fifth largest oil exporter).

An analysis of the business portfolio of the Venezuelan operations shows the following:

- The fastest growing market is the market for powdered milk (+74% compared with 2005, but the profitability of this business is very low due to government price controls), followed by the market for condensed milk (+55%).
- The market for yogurt, fruit juice and fermented milk, which are the most important markets for the Venezuelan SBU, have also been growing at a sustained rate in value terms, expanding by 32.0%, 37,7% and 19.0%, respectively.
- The cheese business continues to be attractive in terms of profitability, but it grew at a slower rate than other market segments in 2006.
- The pasteurized milk market contracted by 2.2% in value terms compared with 2005, due to government price controls. However, even though sales of pasteurized milk are unprofitable, this product is strategically important to introduce more profitable items (such as fruit juices, yogurt and fermented milk) in the various sales channels.

With regard to supply sources, the price of raw milk increased steadily, particularly later in the year, due to a drought, the impact of which will be felt until April, and to rising demand from artisanal cheese makers. This effect was magnified by the fact that the government issued only a limited number of powdered milk import licenses.
In 2006, Venezuela joined the Mercosur treaty. In the coming months, this development could have an impact on the price of raw milk (in some of the other member countries, namely Argentina and Uruguay, raw milk prices are three times lower than in Venezuela) and on the cheese market.

Products and Market Share

In the closing months of 2006, the SBU launched several innovative products in the milk and yogurt segments. Additional product entries will be introduced next year in the fruit juice segment.
The products launched in the milk segments included items specifically designed for women shoppers (Dietalat-branded pasteurized milk), part skim milk, powdered milk sold under the La Campiña brand (part skim fortified with iron and vitamins), which are not subject to government price controls. In addition, condensed milk previously was produced at the Machiques factory has been replaced with an imported product manufactured by Parmalat Brasil with significant cost savings.
New products launched in the yogurt segment in 2006 included Kids Up (addressed to children) and Dietalat and Frigurt Light (addressed to women shoppers).

The prices of pasteurized milk and base powdered milk remained under strict government control. However, even though sales of pasteurized milk are unprofitable, this product is strategically important as an enabler of sales of other pasteurized products with a high value added (juices, yogurt and fermented milk).

The SBU's market share held relatively steady in all product categories.

Products	Market Share (value)
UHT fruit juices	11,4%
Condensed milk	38,4%
Pasteurized milk	23,6%
Dairy products	37,7%
Powder milk *	18,8%
Yoghurt	25,8%
Fresh juices	29,0%

** Governement controlled supermarket chain not included*

Source: AC Nielsen September-December 2006

Manufacturing Organization

Production is carried out at the five facilities that have been selected for investments by the Venezuelan SBU. The main focus of the capital investment program will be on the factories in Miranda (expansion of fruit juice production capacity) and Yaraca (cheese production).

* * *

An update of the situation in Venezuela is provided in the section of this Report entitled "Event Occurring After December 31, 2006."

Ecuador

€ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**0,01**	**3,25**	**3,24**	*n.s.*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**(0,82)**	**(0,47)**	**0,35**	
% on Revenues	*n.s.*	*n.s.*		
EBITDA	**(1,05)**	**(0,65)**	**0,39**	
% on Revenues	*n.s.*	*n.s.*		

Data in Reference Currency

US$ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**0,01**	**4,08**	**4,07**	*n.s.*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**(1,02)**	**(0,60)**	**0,43**	
% on Revenues	*n.s.*	*n.s.*		
EBITDA	**(1,31)**	**(0,82)**	**0,48**	
% on Revenues	*n.s.*	*n.s.*		

In 2005, the Ecuadorian Business Unit temporarily interrupted production and distribution due to operational restrictions imposed while a settlement with creditors was being negotiated. It resumed its operations in 2006, but with greater difficulty than originally anticipated.

Market

The Ecuadorian milk market is dominated by Nestlé and Gloria, Peru's largest dairy company. It also includes eight local competitors. During the last three years, the characteristics of the milk market changed radically, with consumers steadily shifting their preference toward products with a long shelf life (UHT milk) to the detriment of pasteurized milk purchases (which currently represent more than 80% of Parmalat Ecuador's production) and the modern distribution channel continued to account for an ever growing portion of the distribution system.
In this environment, the Ecuadorian SBU plans to focus on products with a high value added, such as functional milk, thereby filling a gap that was overlooked by the competition as it focused on producing plain UHT milk.

Products

The main components of the product portfolio of the Ecuadorian SBU are pasteurized milk (about 82% of total production) and UHT milk (16% of total production). Limited quantities of butter, pasteurized cream and fruit juices are also produced.

Manufacturing Organization

The Ecuadorian SBU operates a factory in Lasso. A second production facility is currently mothballed.

Colombia

€ Ml	2005 PRO-FORMA	2006	Change	
Revenues	**100,99**	**108,29**	**7,30**	*+7,2%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**11,00**	**10,97**	**(0,04)**	
% on Revenues	*10,9*	*10,1*	*-0,8 ppt*	
EBITDA	**10,55**	**10,92**	**0,37**	
% on Revenues	*10,5*	*10,1*	*-0,4 ppt*	

Data in Local Currency

Peso Mld	2005 PRO-FORMA	2006	Change	
Revenues	**292,07**	**321,19**	**29,12**	*+10,0%*
EBITDA bef. W. Down of acc. Receiv. & Other Prov.	**31,82**	**32,52**	**0,71**	
% on Revenues	*10,9*	*10,1*	*-0,8 ppt*	
EBITDA	**30,52**	**32,39**	**1,87**	
% on Revenues	*10,5*	*10,1*	*-0,4 ppt*	

Revenues totaled 108.29 million euros, or 7.2% more than in 2005. EBITDA before writedowns of current assets and additions to provisions increased to 10.97 million euros, for a loss of 0.04 million euros compared with the previous year.
EBITDA after writedowns of current assets and additions to provisions amounted to 10.92 million euros at December 31, 2006, for a year-over-year increase of 0.37 million euros. The ratio of EBITDA to revenues was 10.1%, or 0.4 percentage points less than in 2005.

An increase in unit sales to non-captive customers (8% more than in 2005) is the main reason for the rise in revenues. Compared with the previous years, sales were up 9.9% for pasteurized milk (which accounts for about 80% of the SBU's total sales), 7.9% for powdered milk and 9.8% for fermented milk, but were down 5.5% for UHT milk.
However, the increase in unit sales did not translate into substantially higher EBITDA because, as is the case for all major competitors, the higher costs paid for packaging materials and distribution could not be offset with higher prices, due to an excess of supply and the numerous promotional programs available in the market. It was only in December that the SBU was able to start increasing the price it charges for pasteurized milk and powdered milk in some areas of the country.

In August, as part of a strategy designed to broaden and improve its product mix, the company launched several new products, which included a Vaalia-branded yogurt and a Len-branded powdered milk. Both products have been extremely well received.

Compared with the average exchange rate applied in 2005, the local currency (Colombian peso) lost about 2.6% of its value versus the euro.

Market

In 2006, the dairy market expanded in terms of unit sales, but total revenues generated were about the same as in 2005 due to the impossibility of increasing product retail prices as a result of legislative constraints that affected the dairy market, internal market conditions and a decrease in exports, which caused an increase in the supply available in the domestic market.

Products

In 2006, the SBU continued to streamline the product line, eliminating 50 additional items (80 were eliminated in 2005). Specifically, it discontinued products sold under the Proleche brand (medium and low segments of the market), replacing them with more profitable Parmalat-branded products.
In addition, by increasing advertising investments by 30% compared with 2005, it was able to improve its product mix, shifting the focus to products with a high value added and functional products, such as Zymil, infant powdered milk and yogurt which have been extremely well received.

Manufacturing Organization

Parmalat Colombia has sufficient capacity to meet its projected needs. Pasteurized milk is produced in Bogota, Cali, Medellin, Barranquilla and Cerete. Powdered milk is manufactured in Chia, Medellin and Cerete.

Licenses

In 2006, the Company's royalty income totaled 1.3 million euros.
Most of these royalties are earned under contracts that license the use of business trademarks (mainly the Parmalat and Santal brands) and, for lesser amounts, non-exclusive licenses to use patents and industrial knowhow.

Patent and Trademark Licensing Contracts with Outsiders Requiring the Payment of Royalties

- **Mexico**

On June 22, 2004, the Company signed an exclusive trademark licensing contract for Mexico with Prolacteos de Mexico S.A. de CV (Lala Group). The contract calls for escalating royalty payments on the net sales of Parmalat-branded products made since July 1, 2005.

- **Dominican Republic**

On September 30, 2004, the Company and Parmalat Dominicana SA signed a trademark and knowhow licensing contract as follows:
a) On an exclusive basis for the Dominican Republic and Haiti;
b) On a non-exclusive basis for Barbados, Trinidad and Tobago, Puerto Rico and the British Virgin Islands.
The contract calls for escalating royalty payments on the net sales of Parmalat- and Santal-branded products, starting on October 1, 2005.

On January 29, 2007, due to the licensee's failure to perform its contractual obligations, a formal notice of default was sent to the licensee.

- **U.S.A.**

On October 140, 2004, Parmalat SpA and the **Dean Foods Company** signed a non-exclusive contract licensing the use of a patent (Dasi Technology). Under this contract, the licensee agreed to pay annually a lump sum starting on the date a condition precedent (transcription of the patents) is fulfilled, which occurred on June 22, 2006.

On June 1, 2005, the Company and **Farmland Dairies LLC** signed a series of contracts licensing the use of the Parmalat and Santal brands, which call for the payment of royalties that vary depending on the type of product. The territory covered by the contract includes several states, the number of which varies depending on the type of product.

On June 1, 2005, the Company signed a contract providing Farmland Dairies LLC with the non-exclusive right to use certain U.S. patents (Dasi technology) owned by Parmalat SpA. Farmland agreed to pay annually royalties on sales of fresh milk produced using the knowhow contained in the licensed patents.

- **Chile**

On May 13, 2004, the Company and **Bethia S.A.** signed a trademark and knowhow licensing contract (amended on September 18, 2006) that applies on an exclusive basis to Chile and on a non-exclusive basis to production and packaging operations carried out in Argentina.
The contract calls for escalating royalty payments on the net sales of Parmalat-branded products, with a minimum annual amount due, staring on January 1, 2007.

- **Brazil**

On December 22, 2004, the Company and **Parmalat Brasil SA Industria de Alimentos** signed a contract licensing (on an exclusive basis) the use of trademarks and (on a non-exclusive basis) the use of knowhow for Brazil. This contract, which was amended on January 31, 2006, September 19, 2006 and October 20, 2006, applies primarily to the Parmalat and Santal brands. The contract provides a grace period (no royalties are due) for the first three years.

On October 25, 2006, the Company and **Batavia SA** signed a non-exclusive trademark licensing contract for Brazil for certain products (yogurt, fermented milk and desserts) sold under the Parmalat brand. The contract, which has a term of three years and can be renewed, calls for escalating royalty payments on the net sales of the licensed products.

- **China**

On August 26, 2005, the Company and **Bei Lei (Tianjin) Dairy Co. Ltd** signed a contract licensing the use of the Parmalat brand on an exclusive basis for certain Chinese provinces and municipalities. The contract calls for escalating royalty payments on each product line (milk, juices and yogurt)

- **Hungary**

On September 14, 2006, the Company and **Alfoldi Tiej Ertekesito Es Beszerz Kft** signed a trademark licensing contract and at the same time cancelled a previous contract between Parmalat SpA and Parmalat Hungaria Rt. The new contract is effective:

a) on an exclusive basis for the Republic of Hungary;
b) on a non-exclusive basis and for a limited period of time (until December 31, 2007) for Albania.

The contract calls for escalating royalty payments on the net sales of Parmalat-branded products. It has a term of five years and is renewable.

- **Uruguay**

On February 16, 2005, the Company signed a contract with **Morningstar Investment Inc.** licensing the use of the *Parmalat trademark* and calling for the payment of royalties on a portion of the net sales. For the first two years, beginning December 28, 2004, *nothing is due* by Morningstar Investment Inc.

Patent and Trademark Licensing Contracts with Group Companies Requiring the Payment of Royalties

- **Romania**

On August 1, 2005, the Company signed a trademark licensing contract with Parmalat Romania SA, pursuant to which the licensee is required to pay each quarter royalties on the net sales of certain products distributed mainly under the Parmalat and Santal brands. The contract applies to all of Romania on an exclusive basis and to Bulgaria and Hungary on a non-exclusive basis.

- **Russia**

On June 1, 2006, a contract originally signed by Parmalat SpA and OOO Parmalat MK was renewed for three years. The new contract calls for the payment of royalties on the net sales of certain products distributed mainly under the Parmalat and Santal brands and under certain local brands (4Cezona and Belij Gorod) in the Russian Federation.

Patent and Trademark Licensing Contracts with Group Companies that Do Not Require the Payment of Royalties

The following contracts signed with Group companies to license trademarks or authorize the use of trademarks without requiring the payment of royalties are currently in force:

- Parmalat Australia Pty Ltd (letter dated March 29, 1999 authorizing the use of trademarks in Australia);
- Parmalat Dairy & Bakery (contract licensing the exclusive use of trademarks in Canada dated February 19, 1998, as amended on July 8, 2004, March 24, 2006 and October 20, 2006);
- Parmalat del Ecuador SA (*trademark* licensing contract for Ecuador dated February 28, 2000).

All of these contracts are being reviewed and will be renegotiated.

Financial Performance

The financial activities carried out in 2006 were focused on achieving the following objectives:

- Refinance indebtedness in certain countries;
- Monitor and contain borrowings;
- Manage financial risks;
- Secure the requisite insurance coverage.

Structure of Net Financial Position of the Group and Its Main Companies

The Group is characterized by a highly liquid Parent Company, with the subsidiaries holding most of the indebtedness.
The Group's liquid assets totaled 529.6 million euros, 346.8 million euros of which are held by Parmalat SpA. Because the Group's Parent Company does not have any credit lines, this high level of liquidity serves as assurance that the Group is financially sound. These liquid assets are invested primarily in treasury securities and term bank deposits. The balance is held by individual Group companies that invest it in instruments similar to those used by the Parent Company. In 2006, the income generated at the Group level by investment securities and bank interest totaled 14.5 million euros, 8.8 million euros of which were attributable to Parmalat SpA.

The indebtedness owed to banks and other lenders decreased significantly, falling from 871.0 million euros at December 31, 2005 to 694.2 million euros at December 31, 2006, reflecting in part repayments made ahead of the amortization plans of the loan agreements.

The table that follows provides a breakdown by country of the gross indebtedness owed to outside lenders (net of financial assets), stated in the currencies in which the indebtedness is denominated:

Country	Currency	Amount in the loan currency		Percentage change	Euro/Loan currency exchange rate	
		12/31/06	12/31/05		12/31/06	12/31/05
Canada (a)	CAD	460,355,312	549,531,900	-16.2%	1.5281	1.3725
Australia	AUD	128,878,428	212,450,859	-39.3%	1.6691	1.6109
Venezuela	USD	222,909,296	208,514,792	6.9%	1.317	1.1797
South Africa	ZAR	144,613,803	189,772,629	-23.8%	9.2124	7.4642
Spain	EUR	12,910,886	45,210,302	-71.4%	1.0000	1.0000
Portugal	EUR	19,946,168	25,641,587	-22.2%	1.0000	1.0000
Nicaragua (b)	USD	2,898,406	7,489,242	-61.3%	1.317	1.1797
Russia (b)	USD	4,727,756	7,240,656	-34.7%	1.317	1.1797
Italy	EUR	77,993,446	37,107,239	110.2%	1.0000	1.0000
Other (c)	EUR	14,159,462	16,049,813	-11.8%	1.0000	1.0000

The amounts shown for each country include for both years the indebtedness owed under finance leases.
(a) The amounts shown for 2005 include financial prepaid expenses.
(b) The amounts shown represent bank and financial lease debt.
(c) "Other" includes indebtedness of minor companies and amounts owed to companies that are no longer consolidated and are parties to composition with creditors proceedings.

Refinancing transactions were carried out by subsidiaries in Nicaragua, Russia and Canada and supported by the Parent company.
In Nicaragua, the indebtedness owed by Parmalat Nicaragua to lenders outside the Group was converted into equity capital amounting to about 4.7 million euros by the company's only external lender concurrently with a corporate restructuring transaction that resulted in the establishment of Parmalat Centroamerica. Parmalat SpA continues to hold a majority interest in the new company.
In Russia and Canada, the restructuring process involved the provision of new financing facilities. Specifically, the Canadian subsidiaries received a five-year syndicated loan of 450 million Canadian dollars (equal to about 318 million euros) and a revolving line of 100 million Canadian dollars (equal to about 71 million euros).

Lastly, in three other countries (Portugal, South Africa and Australia), improvements in the parameters of financial strength and profitability defined in the loan agreements lowered the risk profile of the debtor companies, producing an automatic narrowing of the spread paid above the reference rate. In addition, the indebtedness of the South African companies is no longer collateralized.

Change in Net Financial Position

The Group's net financial indebtedness improves significantly from 369.3 million euros as at December 31, 2005 to 170.0 million euros as at December 31, 2006, which amounts to an improvement of 199.3 million euros (53.9%) from 2005. The balance at December 31, 2006 includes the net financial position of the Venezuelan operations (150.4 million euros) but does not reflect the proceeds generated by the settlement with BNL (112 million euros), which was reached on December 29, 2006 and was cashed in on January 5, 2007.

Factors that had a positive impact on the level of net indebtedness include the following: a cash flow from operations of 183.4 million euros, proceeds from asset sales and other income totalling 185.3 million euros, proceeds from the BPI settlement amounting to 44.5 million euros and a net foreign exchange translation gain of 57.3 million euros.

The following items are included within the amount of 185.3 million euros related to disposals and other income: 60.7 million euros deriving from the disposal of a building in Madrid, 17.5 million euros from the sale of the right to use the Cheestrings and Ficello trademarks in certain countries, 23.9 million euros from the SATA S.r.l. bankruptcy, about 33.3 million euros from the sale of the investment that Parmalat Australia held in the Norco joint ventures.



Consolidated cash flow Jan 1 - Dec 31, 2006
*Includes: assets Madrid for 60,7 mln, Roma for 6 mln, brands Cheestrings and Ficello for 17,5 mln, investments Norco for 33,3 mln, Gold Coast for 4,7 mln, Italcheese for 4,2 mln, receivables from companies in local procedures for 31,9 mln (Sata for 23,9 mln and Eaux Vives Hurricane for 8 mln), receivables from Citibank for 9,1 mln, receivables from Dutch treasury for 10,7 mln, other fixed assets disposals for 6,9 mln, other income for 0,4 mln.
**Includes: Boschi for 9 mln, Newlat for 33,9 mln and other minor income.
369,3
62,4
15,2
15,8
350,7
19,3
99,5
48,5
70,3
55,0
185,3*
44,5
36,3**
16,2
227,3
57,3
170,0
Cash flow from operations 183,4 Mio€
Net Debt 12/31/05
Priviledged and prededuction creditors Parmalat
Priviledged and prededuction creditors Boschi
Fees related to the E.A.
EBITDA
Change in net WC
Capex (incl. property and plant)
Taxes paid
Net financial interests
Legal fees for actions to void and actions for damages
Disposals and other income
Cash in related to BPI
Net Debt due to changes in consolidation area
Changes in other assets/liabilities
Net Debt 12/31/06 before tax impact
Forex
Net Debt 12/31/06

At the same time, other factors had the reverse effect on net indebtedness. These factors included the following non-recurring transactions: payments of preferential and prededuction claims filed by creditors of Parmalat S.p.A. and Boschi Luigi & Figli S.p.A. (62.4 and 15.2 million euros, respectively); outlays for costs related to the extraordinary administration proceedings (15.8 million euros), expenses incurred to pursue legal actions (55.0 million euros); consolidation of the indebtedness owed by Boschi, Newlat and Carnini (36.3 million euros); changes in other assets and liabilities for 16.2 million euros.

Net financial expense amounted to 70.3 million euros. This amount includes financial income on cash and short term investments for 14.5 million euros, while the total financial interest paid on loans from banks and other lenders amounts to 65.4 million euros. The remaining balance derives from items of financial nature such as bank fees, foreign exchange translation losses and actuarial costs.

Government Grants and Subsidized Financing

In order to maximize its ability to secure the financial resources needed to support its industrial operations, the Italian group companies requested access for several of its facilities construction and research projects to regional, national or EU programs that could entitle it to receive capital grants or subsidized financing.
At December 31, 2006, the grants receivable totaled about 22 million euros for projects scheduled for completion by 2008. Applications for review by the relevant public agencies have been filed in connection with six additional projects, including one involving the modernization of facilities and five that concern research in the area of technological innovation. Total expenditures are expected to amount to about 18.4 million euros and the grant requested is about 7.6 million euros.

Upcoming Commitments and Their Financial Coverage

The Group expects to fund the capital expenditures planned in the various countries in which it does business with resources generated by its operations.

Additional projects involving financial outlays will be evaluated on a case-by-case basis and, should it become necessary, financing will be secured in connection with specific projects.

Risk Management

In 2006, the Parmalat Group succeeded in significantly lowering its financial risk profile, owing in part to the improved structure of its indebtedness described above. This produced a narrowing of the spread applied to loan agreements and of insurance premiums.

In order to minimize the uncertainty associated with its industrial and commercial operations, the Group routinely uses insurance coverage. Specifically, it establishes master coverage, which is negotiated at the Group headquarters level, and various local policies that guarantee the effectiveness of the coverage under local laws and make the management of insurance coverage more efficient. In 2006, the rationalization of the existing portfolio of insurance policies affected primarily the Group's Italian companies, producing improvements in terms of premiums and deductibles.
In addition, a pool of insurance companies confirmed a 50-million-euro credit line reserved for insurance sureties provided specifically in connection with the collection of VAT refunds. The fees involved were substantially lower than those paid in 2005.

Lastly, risks involved specifically by financial activities are handled by the Risk Management Office focusing on the four separate areas reviewed below.

Credit Risk
Parmalat is not exposed to significant credit risk with regard to financial instruments, since all of its liquidity is deposited with banks that are rated "investment grade" and invested in short-term treasury securities.
Commercial risk is monitored at the country level. In addition, credit lines were negotiated with top quality credit insurance companies, in accordance with the practice followed by foreign suppliers.

Liquidity and Solvency Risk
In 2006, the Group continued to review its liquidity risk on a regular basis to monitor the level of solvency of the individual companies and identify actions that may have to be implemented to avoid the risk of default. Throughout 2006, all of the companies that refinanced their indebtedness were in full compliance with the financial covenants of their loan agreements.

Foreign Exchange Risk
During 2006, the Group again chose not to hedge the foreign exchange exposure that derives from the translation of the net financial position balances of its foreign subsidiaries.

The risk of foreign exchange fluctuations with an impact on the income statement, which is related to the translation into the local currency (and then into euros) of indebtedness denominated in U.S. dollars, affects only the Venezuelan companies. During 2006, that impact has been marginal. In any case, it would be impossible to hedge this risk at this point, since the indebtedness of the Venezuelan companies has still not been restructured.

Interest Rate Risk
Parmalat manages the interest rate risk by balancing a portion of its fixed-rate debt exposure with variable-rate debt positions. The Australian and Canadian subsidiaries hedge their positions with interest rate swaps, which they executed when they refinanced their indebtedness. The hedge used by the Canadian companies is a cross-currency interest rate swap, which provides a currency hedge for the portion of the debt denominated in U.S. dollars.

* * *

Neither the Company nor its subsidiaries own any Parmalat S.p.A. shares.

* * *

Transactions between Group companies and between Group companies and related parties are neither atypical or unusual and were carried by the Company in the normal course of business.
These transactions are executed on market terms i.e., on terms that would have been agreed to by independent parties.
The transactions are detailed in the Notes to the financial statements of both Parmalat S.p.A. and the Group.

Divestitures

In 2006, consistent with its restructuring program, the Group continued to divest its nonstrategic assets. In particular:

- It completed the sale of a building owned by a Spanish subsidiary for a price of 144 million euros. The proceeds, which will be collected over a period of 36 months, will be used to fund new investments. The Group collected 60.7 million euros in 2006.
- The sale of the Cheestrings brand by a Canadian subsidiary generated proceeds of 21.2 million Canadian dollars.
- Parmalat SpA generated proceeds of 12.1 million euros through the sale of its investment in Italcheese and the disposal of nonstrategic buildings.
- Lastly, the sale of the Australian joint ventures generated total proceeds of about 40.7 million euros.

Tax Issues

Before reviewing some of the individual tax issues that characterized 2006, particularly in Italy, we wish to point out that the tax department, as part of its activities, devoted special attention to the quality of its communications, with the goal of improving the level of cooperation and the exchange of information between the Group's Parent Company and the managers responsible for handling tax matters at the Group companies in the various geographic regions in which Parmalat operates.
It is useful to keep in mind that this relational aspect is of fundamental importance for the purpose of establishing a new corporate reputation, also for the foreign companies of the Group, given the Group's vicissitudes in the recent past.

Applications for Refunds of Tax Overpayments Made In Previous Years
As already mentioned in the Annual Report at December 31, 2005 and the Semiannual Report at June 30, 2006, Parmalat filed applications for refunds of corporate income taxes (IRPEG), local income taxes (IRAP) and the substitute tax paid for the years 2000, 2001 and 2002, for a total principal amount of about 87.6 million euros. The public administration rejected these applications by simply refusing to address them. The Company is currently researching the matter, in preparation for the filing of a lawsuit against the public administration.

IRAP— Impact of the Decision Handed Down by the European Court of Justice
Virtually all of the Italian companies included in the proposal of Composition with Creditors and other companies otherwise included in the Parmalat Group have filed applications for IRAP refunds based on the fact that this tax is not compatible with the provisions of Article 33 of the VI EEC Directive. The principal amounts of refunds that are being requested total 36.1 million euros.
On October 3, 2006, the European Court of Justice found that the IRAP was compatible with EU regulations, thereby dashing any hopes to recover the abovementioned amount. With Circular Letter No. 9/E of February 14, 2007, the Internal Revenue Agency – Central Regulations and Disputes Department provided guidelines for closing all pending disputes, asking the field offices to review the disputes case by case and, possibly, drop their demand for the payment of legal costs, when a taxpayer expressly indicates its willingness to desist from an appeal.

Tax Ruling for Dutch Companies
As a result of a tax ruling handed down by the Dutch tax administration, in 2006, Parmalat SpA, in its capacity as the Assumptor, received a full refund of taxes paid in previous years by the Dutch companies that were parties to the Composition with Creditors; 3.7 million euros have been collected in 2005 while the remaining 10,7 million euros have been collected in 2006.

National Consolidated Tax Return
Parmalat SpA and some of its subsidiaries will avail themselves of the option of filing a national consolidated tax return in order to take advantage of the opportunities it provides.

Streamlining the Corporate Chain of Control

As already mentioned in the Semiannual Report at June 30, 2006, the process of streamlining and simplifying the chains of corporate control got under way in the second half of 2006, resulting in a drastic reduction in the number of companies from 171 at December 2005 to 131 at group level. A significant contribution has been given by Australia, where the structure has been simplified decreasing the number of companies of 31 and remaining with 4.
One of the primary objectives of the process of streamlining the chain is to provide clearness and transparency and to bring the Parent Company closer to the dividends flow.

Human Resources

Group Staffing

In 2006, the Group continued to divest operations and exit countries that are not classified as core in its Industrial Plan, and implemented programs to unify and reorganize its operations in accordance with the Group Restructuring Program.
The table below provides a breakdown by geographic region of the employees of Group companies that are consolidated line by line at December 31, 2006 and a comparison with the data at December 31, 2005.

Total Number of Employees by Geographic Region*

Region	December 31, 2005	December 31, 2006 (same scope of consolid.)	Additions to scope of consolidation	TOTAL December 31, 2006
Italy	2,797	2,632	Newlat 307 Carnini SpA 135 Boschi L. & F. SpA 123	3,197
Rest of Europe	2,640	2,530		2,530
North America	2,834	2,961		2,961
Central and South America	3,621	3,675	Parmalat del Ecuador 55	3,730
Rest of the world	3,695	3,677		3,677
Total**	**15,587**	**15,475**	**620**	**16,095**

** Number of employees of companies consolidated line by line*
*** Includes seasonal and part-time employees: 1,638 at 12-31-06; 1,406 at 12-31-05*

In 2006, the process of divesting operations and exiting countries that are not classified as core in the Group's Industrial Plan affected mainly the Spanish companies.
In Spain, the closing of two factories (Alicante and Burgos) on September 1, 2006 cut the payroll by about 200 employees. In Italy, Italcheese SpA was sold and deconsolidated in August.
However, these staff reductions were offset by a change in the scope of consolidation that added to the Group's payroll 620 employees it did not have at December 31, 2005.
Infact, in South America the Ecuadorian companies restarted operations and in Italy Boschi L.&F., Newlat S.r.L. and Carnini S.p.A. were brought back into the scope of consolidation.
The staff increase that occurred in North America (Parmalat Dairy and Bakery Inc.) compared with December 31, 2005 is due to the counting of seasonal and part-time employees.

Union Relations

All projects, both in Italy and abroad continued to be carried out in accordance with the Group Restructuring Program and are the subject of an ongoing dialog with the labor unions, with the view of achieving a common understanding of the Industrial Plan's principles and restructuring objectives.
The focus of this dialog is to identify effective solutions to manage the social and occupational impact of the activities carried out within the framework of the reorganization plans.
On July 19, 2006, consistent with this approach, the Parmalat European Committee on Information and Labor Negotiations (abbreviated as CICEP in Italian) met in Parma to resume the communication of information about the status of the Group to the European labor unions in the affected countries.
The ongoing and constructive dialog with the labor unions provided an effective and consistent support for the Group's strategic choices and its effectiveness in reducing sources of friction is demonstrated by the virtual absence of labor unrest.

Changes in the Group's Organization

In 2006, the Group consolidated the organizational structure of its corporate staff, which was defined following the appointment of the Chief Executive Officer and Board of Directors of Parmalat SpA, confirming the following guidance and control Departments: Operational (with jurisdiction over all Group operating units and responsibility for Technology, Research and Development, Licenses and Trademarks, Strategies, Global Quality, Group Marketing and Customer Management), Human Resources (with jurisdiction over the management of Internal Communications, External Communications and Relations with Public Institutions), Legal (with jurisdiction over Legal Disputes, Intellectual Property, Antitrust, Regulatory Activities, International Activities and legal support for M&A and Finance) and Accounting, Finance and Control (with responsibility for operations in Italy and jurisdiction over all Group operations),
Lastly, the staff of the Chief Executive Officer retained jurisdiction over Industrial Security, General Affairs and Group Auditing.
In 2006, the Operational Department was strengthened with the addition of a NEW Operations Coordination Officer and the consolidation of the Internal Auditing Office to provide more effective control, risk management and corporate governance processes.
In addition, in some of the foreign countries in which the Group operates, the management teams were restructured with the transfer of key internal resources. Specifically, a new General Manager was assigned to Parmalat Paraguay SA and a new Chief Executive Officer was appointed at Parmalat Nicaragua.
In Europe, the Chief Executive Officer of Parmalat Portugal, while continuing to serve in his current position, was also named Chairman and Chief Executive Officer of Parmalat España SA.

Management and Development of Human Resources

The end of the Extraordinary Administration period and the renewed listing of the Parmalat shares on the stock exchange coincided with the implementation of several projects in the area of Management and Development of Group Human Resources, chief among them the sharing and dissemination of the Group's Mission and Values.
This was followed by the development of Group Policies, and respective procedures, which began to be implemented locally.
Most of these policies and, in general, all projects involving the management and development of Group human resources were always first discussed at HR meetings (meetings called once a year by the Group's Human Resources Department and attended by all HR managers from the countries in which the Parmalat Group operates, which provide a venue in which best practices and shared decisions form a basis for all subsequent policy decisions by the Group's Human Resources Department) in the clear understanding of the importance of implementing integrated human resource management systems that represent a consensus view and are appropriate to steer the Group's businesses in the direction and toward the objectives of the Restructuring Plan.

The most important Policies approved thus far by the Chief Executive Officer and implemented in the various countries are: Employee Performance Evaluation and Compensation & Benefits Program.
The following policies were approved and disseminated in the various countries: Mobility, Orientation (for newly hired employees), Sexual Harassment in the Workplace, Equal Opportunity and Family Relations Within the Company.
The following Policies are in the process of being developed: Replacement Plans, Recruiting and Selection, and Training.

Thanks to the implementation of the Employee Performance Evaluation Policy, Parmalat can now assess the performance of key Group personnel (country managers and front line personnel), which enables it to support the deployment of targeted development policies and apply compensation policies that are more readily controllable and reflective of the performance of the capabilities of each individual.
The principles of the evaluation Policy that had been applied to top management were used to develop a similar tool to asses the performance of all Parmalat employees in Italy (Corporate and Italy BU) with the goal of using resources more effectively and improving the organizational framework.
This evaluation system is closely linked with proposed changes in compensation and/or contract status, training programs and development of high-potential individuals (horizontal mobility, promotions, etc.).

Projects carried out at the Group level included the implementation of the Management Incentive Program, which enabled the Group to progress from a situation characterized by different or dysfunctional incentive programs or even the lack of any such program to a unified compensation policy consistent with market terms that could be offered to Country Managers and managers who report directly to them.

While early in 2006 the Group's Human Resources Department had organized at the central level a compensation system based on surveys carried out by a primary company in that segment to decide top management compensation policies, the Group has now decentralized this function, delegating to the local companies the preparation of compensation plans based on local surveys.

Each country organization, working with the support of local consultants specialized in conducting compensation surveys and using the guidelines provided by the Group's Human Resources Department developed its own compensation program.
In this way, each country organization can adopt an optimum compensation program that is fair both internally and externally and provides Parmalat with a clear picture of the roles and responsibilities assigned to the members of its organization, so that it may unify policies and practices in a single, general Group policy.

Training

Everyone agrees that knowledge of the English language is essential for the development of the common language needed to achieve an integration of the Group's operations in the different countries and facilitate communications.
For this reason, managers in various countries and first-line managers are being encouraged to take training course to learn English or improve their knowledge of this language.
For the time being, local managers continue to have ample discretion in implementing training programs, allowing them to present these programs in a manner that was consistent with the objectives and the specific personnel training needs of their companies.
At the central level, the Company is in the process of developing an International Training Program for the Group's Key Resources that will be designed to unify competencies, maintain a high level of professional skills and facilitate interaction between managers.
Accordingly, International Training will be used as a tool that will address the Group's internationalization needs and will directly involve the Group's top management and training resources, with the objective of consolidating and increasing the level of integration between the subsidiaries and the Parent Company.
The purpose of this program is to encourage managers to accept different assignments in different parts of the world within a framework that requires increasing mobility by managers both in Italy and abroad.

Corporate Social Responsibility

Consistent with the principles of its Mission and Chart of Values, according to which the "Parmalat Group seeks to increase the well-being of consumers" and "serves the communities in which it operates by contributing to their economic and social progress," the Human Resources Department is currently working to determine the type and number of CSR practices that are being implemented by Parmalat companies in other countries, so as to be able to monitor and communicate promptly their impact and the results they produced. In addition to a number of practices that are common to Group companies in most countries (such as energy conservation projects, programs to reduce work related injuries, sponsorships of sports events, contributions to charitable organizations, use of alternative transportation systems with a low environmental impact instead of trucks and collaborative projects with universities and research institutions), the following initiatives were particularly noteworthy:

Italy

- A project that allows students to visit the Group's facilities, hear presentations and receive instructional support in the classroom;
- An agreement between the Company and dairy farmers in some regions to improve the Group's raw material at its origin;
- A procedure involving the use of analyses to prevent diseases and contamination;
- A project to reduce the weight of packaging materials.

South Africa

- The Parmalat Eviro Center is a center located near the city of Kommetjie, an area with pockets of deep poverty, that provides social and environmental education to 10- to 17-year-old children. Using one to three-day programs, the Center provides instruction on such subjects as nutritional education, drug use prevention, HIV virus prevention, methods to improve self esteem and develop leadership qualities, art activities and activities that encourage teamwork, communications and conflict resolution.

Australia

- Collect a Cap: This project provide support to schools helping defray the cost of computers and other teaching materials. As the name indicates, the project involves collecting the caps of milk containers, each worth 10 cents, and returning them to Parmalat in exchange for cash. This Parmalat project has helped more than 8,000 schools during the past six years.

Corporate Governance

Governance Structure

Parmalat's corporate organization is based on the so-called "conventional" model, which consists of the following corporate governance bodies and the independent auditors: Shareholders' Meeting, Board of Directors (supported by Consulting Committees), Board of Statutory Auditors and Independent Auditors.

The corporate governance model also includes a series of powers, delegations of power, and internal control procedures, as well as a Code of Ethics, a Code of Conduct, the Internal Dealing Handling Code and the Organization, Management and Control Model required by Legislative Decree No. 231/01, with which all members of the Company — Directors, Statutory Auditors and employees — are required to comply.

Shareholders' Meeting

Shareholders' Meetings are convened in Ordinary or Extraordinary Session pursuant to law, unless one is called to vote on resolutions concerning amendments to Article 10 (Convening, Chairing and Handling Shareholders' Meeting), Article 11 (Board of Directors), Article 12 (Requirements of Independent Directors), Article 15 (Meetings of the Board of Directors), Article 16 (Resolutions of the Board of Directors), Article 17 (Powers of the Board of Directors — Delegation of Powers) or Article 18 (Committees) of the Bylaws, which, until the approval of the financial statements for the 2009 fiscal year, will require the favorable vote of shareholders representing at least 95% of the share capital.

Insofar as the handling of Shareholders' Meetings is concerned, the Company has chosen not to propose the adoption of specific Meeting Regulations, since the powers attributed to the Chairman of the Meeting pursuant to the Bylaws should be sufficient to enable the Chairman to conduct orderly Meetings. This approach avoids the risks and inconveniences that could result if the Shareholders' Meeting should fail to comply with all of the Regulations' provisions. According to Article 10 of the Bylaws, the Chairman is responsible for determining that a Shareholders' Meeting has been properly convened, overseeing the Meeting's activities and discussions and verifying the outcomes of votes.

Share Capital and Shareholders

On October 1, 2005, upon the Court approving the Proposal of Composition with Creditors of the Parmalat Group Under Extraordinary Administration, all of the assets of the companies that were included in the Proposal of Composition with Creditors (Parmalat SpA, Parmalat Finanziaria SpA, Eurolat SpA, Lactis SpA, Parmalat Netherlands BV, Parmalat Finance Corporation BV, Parmalat Capital Netherlands BV, Dairies Holding International BV, Parmalat Soparfi SA, Olex SA, Geslat Srl, Parmengineering Srl, Contal Srl, Panna Elena CPC Srl, Centro Latte Centallo Srl and Newco Srl) and all of their rights to personal and real property, tangible and intangible assets, business operations, outstanding contracts and all other rights and actions formerly belonging to the abovementioned companies were transferred to the Company.

In exchange for acquiring the assets listed above, the Company assumed the obligation toward the creditors of the Parmalat Group Under Extraordinary Administration to proceed (through Fondazione Creditori Parmalat) with the process of issuing the shares allocated to eligible unsecured creditors and distribute shares and warrants to the abovementioned creditors in accordance with the provisions of the Proposal of Composition with Creditors.

As of March 20, 2007, following the distribution of shares in the manner described above, the Company's approved share capital amounted to 2,010,087,908 euros, of which 1,648,337,620 euros had been subscribed, allocated as follows:

- 1,620,876,225 shares, equal to 98.3% of the share capital, had been distributed to eligible creditors;
- 43,540,879 shares, equal to 2.6% of the share capital, are still held on deposit by Parmalat S.p.A. A breakdown of these shares is as follows:

- 16,147,888 shares, equal to 1.0% of the share capital, are owned by commercial creditors who have been identified by name and are held by S.p.A. as intermediary through the Monte Titoli centralized securities clearing system;
- 27,392,991 shares, equal to 1.7% of the share capital, which are registered in the name of Fondazione Creditori Parmalat, broken down as follows:
  - 120,000 shares, representing the initial share capital of Parmalat S.p.A.;
  - 27,272,991 shares, equal to 1.7% of the share capital, which belong to creditors who have not yet claimed them.

As of the same date, a total of 84,937,145 warrants had been issued, 8,836,761 of which had been exercised.

Because the process of distributing shares and warrants is still ongoing, the Company's share capital could vary on a monthly basis until it reaches the amount of 2,010,087,908.00 euros, which was approved by the Shareholders' Meeting on March 1, 2005, or until the expiration of the warrant conversion deadline, i.e., December 31, 2015.

Based on the data contained in the Stock Register, the communications received pursuant to law and other information available as of March 12, 2007, it appears that:

- The shareholders listed below own, either directly or through representatives, nominees or subsidiaries, an interest in the Company that is greater than 2% of the voting shares. The ownership percentages shown have been computed based on a share capital of 1,648,337,620 euros, which is the amount filed on March 20, 2007.

Shareholder	N° of shares	of which pledged shares		Percentage
		number of shares	percentage	
Capitalia	**84,845,406**			**5.147%**
Capitalia S.p.A.	84,761,390	59,346	0.004%	5.142%
Banca di Roma S.p.A.	59,346			0.004%
BIBOP CARIRE S.p.A.	0			0.000%
MCC S.p.A.	745			0.000%
Banco di Sicilia S.p.A.	23,925	23,925	0.001%	0.001%
Stark Offshore Management LLC as manager of Stark Master Fund holding the share	**33,137,846**			**2,010%**
JP Morgan Securities Ltd	**34,756,384**			**2,109%**
Barclays Bank Plc	**38,057,651**			**2.309%**
Indexchange Investment AG	352,827			0.021%
Barclays Bank France SA	1,200			0.000%
Barclays Capital Securities Ltd	24,845,493			1.507%
Barclays Bank Suisse	2,734,026			0.166%
Barclays Bank Plc	10,124,105			0.614%
Lehman Brothers Holdings Inc.	**35,395,512**			**2.147%**
TOTAL	**226,192,799**			**13.722%**

- The Company has 145,327 shareholders.

Board of Directors

Election and Composition

The Company is governed by a Board of Directors comprising 11 (eleven) Directors, who are elected from slates of candidates. Only shareholders who, alone or together with other shareholders, hold a number of shares equal in the aggregate to at least 1% of the Company's shares that convey the right to vote at Regular Shareholders' Meetings are entitled to file slates of candidates.

As required by Article 11 of the Bylaws, in addition to a slate of candidates, the shareholders must file, no later than five days prior to the Shareholders' Meeting, affidavits by which each candidate accepts to stand for election and attests, on his/her responsibility, that there is nothing that would bar the candidate's election or make the candidate unsuitable to hold office and that he/she has met the requirements for election to the respective office. Each candidate must file a curriculum vitae together with his/her affidavit, listing his/her personal and professional data and, if applicable, showing his/her suitability for being classified as an independent Director.

The five-day deadline for filing slates of candidates is set forth in Article 11 of the Bylaws. According to Article 10 of the Bylaws, Article 11 may be amended only with he favorable vote of shareholders representing at least 95% of the share capital, until the financial statements for the fiscal year ended December 31, 2009 have been approved. On the occasion of the next Shareholders' Meeting convened to elect new corporate governance bodies, the Board of Directors intends to recommend that shareholders file slates within the 15 (fifteen) days deadline recommended by Borsa Italiana Spa in the Code of Conduct approved on March 2006, even though the deadline set forth in the Bylaws will remain at 5 (five) days.

The Shareholders' Meeting that elects the Directors determines the length of their term of office, which, however, may not be longer than three fiscal years. The term of office of the Directors thus appointed expires on the date of the Shareholders' Meeting convened to approve the financial statements for the last year of their term of office. Directors may be reelected.
In the course of an election, at least 6 (six) of the Directors elected by the Shareholders' Meeting must be independent Directors possessing the requirements set forth in Article 12 of the Bylaws.

Directors must meet the requirements of the applicable statutes or regulations (and of the code of conduct published by the company that operates the regulated market in Italy on which the Company's shares are traded). The following individuals may not be elected to the Board of Directors and, should such an individual currently be serving in such capacity, he/she shall be removed from office automatically: (i) individuals against whom the Company or its predecessors in title have filed legal actions at least 180 (one hundred eighty) days prior to the date of the Shareholders' Meeting convened to elect the Board of Directors; (ii) individuals who, prior to June 30, 2003, served as Directors, Statutory Auditors, General Managers or Chief Financial Officers of companies that at that time were part of the Parmalat Group; (iii) individuals who are defendants in criminal proceedings related to the insolvency of the Parmalat Group or who have been found guilty in such proceedings and ordered to pay damages, even if the sentence is not final.

With regard to corporate governance posts, the Bylaws state that the same person may not serve both as Chairman of the Board of Directors and Chief Executive Officer.

Functions of the Board of Directors

In the corporate governance system adopted by Parmalat SpA, the Board of Directors plays a central function, enjoying the most ample ordinary and extraordinary powers needed to govern the Company, with the sole exception of the powers reserved for the Shareholders' Meeting.
The Board of Directors has sole jurisdiction over the most important issues. Specifically, it is responsible for:

- reviewing and approving the strategic, industrial and financial plans of the Company and the Group and the structure by which the group of companies headed by the Company is organized;
- reviewing and approving transactions (including investments and divestitures) that, because of their nature, strategic significance, amount or implied commitment, could have a material effect on the Company's operations, particularly when these transactions are carried out with related parties;

- ascertaining the effectiveness of the system of organization and general administration adopted by the Company and the Group;
- drafting and adopting the rules that govern the Company and its Code of Ethics, and defining the applicable Group guidelines, while acting in a manner that is consistent with the principles of the Bylaws;
- granting and revoking powers to Directors and the Executive Committee, if one has been established, defining the manner in which they may be exercised, and determining at which intervals these parties are required to report to the Board of Directors on the exercise of the powers granted them;
- determining whether Directors meet and continue to satisfy requirements of independence;
- adopting resolutions concerning the settlement of disputes that arise from the insolvency of companies that are parties to the Composition with Creditors. These resolutions may be validly adopted with the favorable vote of 8/11 of the Directors who are in office.

The Code of Ethics approved by the Board of Directors of Parmalat S.p.A. on March 1, 2005, reserves for the exclusive jurisdiction of the Board of Directors all transactions (including investments and divestitures) that, because of their nature, strategic significance, amount or implied commitment, could have a material effect on the Company's operations, particularly when these transactions are carried out with related parties and identifies for this purpose the following transactions that may be executed by Parmalat S.p.A. or its subsidiaries:

- Placements of issues of financial instruments with a total value of more than 100 million euros;
- Granting of loans and guarantees, investments in and disposals of assets (including real estate) and acquisitions and divestitures of equity investments, companies, businesses, assets and other property valued at more than 100 million euros;
- Mergers and demergers, when at least one of the parameters listed below, when applicable, is equal to or greater than 15%:
  a) Total assets of the absorbed (merged) company or assets that are being demerged/total assets of the Company (taken from the consolidated financial statements, if available);
  b) Profit before taxes and extraordinary items of the absorbed (merged) company or assets earmarked for demerger/income before taxes and extraordinary items of the Company (taken from the consolidated financial statements, if available);
  c) Total shareholders' equity of the absorbed (merged) company or business earmarked for demerger/total shareholders' equity of the Company (taken from the consolidated financial statements, if available).

  For the purposes of this mergers of publicly traded companies and mergers between a publicly traded company and a privately held company are always deemed to be material operating, financial and asset transactions.

Information must also be provided about transactions that, while on their own involve amounts lower than the threshold listed above or that trigger the exclusive jurisdiction of the Board of Directors, are linked together in a strategic or executive project and taken together exceed the materiality threshold.

Consequently, transactions such as those listed above are not covered by the powers that the Board of Directors granted to the Chief Executive Officer on November 11, 2006.

A table showing the other requirements of the Code of Ethics approved by Board of Directors of Parmalat S.p.A. is provided on the following page.

Additional Requirements of the Code	Yes	No	Brief explanation of the reason for not following the Code's recommendations
System for the Delegation of Powers and Transactions with Related Parties			
Did the BoD delegate powers defining:			
a) the scope of the powers	X		
b) the manner in which they may be exercised	X		
c) the reporting intervals	X		
Has the BoD reserved jurisdiction over reviewing and approving transactions that could have a material effect on the Company's operating performance, balance sheet or financial position (including transactions with related parties)?	X		
Has the BoD defined guidelines and criteria to identify "material transactions"?	X		
Are these guidelines and criteria described in this Report?	X		
Has the BoD established specific procedures for the review and approval of transactions with related parties?	X		
Are the procedures for the approval of transactions with related parties described in this Report?	X		
Latest procedures for the election of Directors and Statutory Auditors			
Were the slates of candidates to the post of Director filed at least 15 days before the Shareholders' Meeting?		X	The Bylaws allow the filing of the slates of candidates up to five days prior to the date of the Shareholders' Meeting, convened on the first calling.
Were the slates of candidates to the post of Director filed together with adequate information?	X		
Were the slates of candidates to the post of Director filed together with affidavits by the candidates attesting that they qualified as independent Directors?	X		
Were the slates of candidates to the post of Statutory Auditor filed at least 15 days before the Shareholders' Meeting?		X	The Bylaws allow the filing of the slates of candidates up to five days prior to the date of the Shareholders' Meeting, convened on the first calling.
Were the slates of candidates to the post of Statutory Auditor filed together with adequate information?	X		
Shareholders' Meetings			
Did the Company approve Shareholders' Meeting regulations?		X	For the time being, the Company has not proposed the adoption of specific Shareholders' Meeting regulations because it believes that the power attributed by the Bylaws to the Chairman of the Meeting are sufficient to maintain an orderly performance of Shareholders' Meetings, thereby avoiding the risks and inconveniences that could result, should a Shareholders' Meeting fail to comply with Meeting regulations. Pursuant to article 10 of the Bylaws, the Chairman of the Meeting is responsible for ascertaining whether the Meeting has been properly convened, managing the progress of the Meeting and discussion of the items on the Agenda and verifying voting results.
Are these Regulations annexed to this Report?		X	
Internal Control			
Did the Company appoint Internal Control Officers?	X		
Are these Officers hierarchically independent of operational managers?	X		
Is there an organizational unit responsible for the internal control system (as per Article 9.3 of the Code)?	X		
Investor Relations			
Did the Company appoint and Investor Relations Officer?	X		
Contact information			Cristina Girelli - Tel: +39 0521 808550 E-mail: c.girelli@parmalat.net

The Current Board of Directors

The current Board of Directors was elected by the Shareholders' Meeting on November 8, 2005. It will remain in office until the Shareholders' Meeting that will be convened to approve the financial statements at December 31, 2007.

The current Board of Directors has 11 members:

Raffele Picella	Chairman
Enrico Bondi	Chief Executive Officer (*)
Vittorio Mincato	Independent Director
Marco De Benedetti	Independent Director (**)
Piergiorgio Alberti	Independent Director
Andrea Guerra	Independent Director
Carlo Secchi	Independent Director
Massimo Confortini	Independent Director
Marzio Saà	Independent Director
Erder Mingoli	Independent Director
Ferdinando Superti Furga	Independent Director

(*) Also serves as Chairman of Fondazione Creditori Parmalat.

(**) Also serves a Chief Executive Officer of Carlyle Fund.

As of the date of this Report, the Parmalat Directors also served in different capacities at other publicly traded companies; financial, banking and insurance institutions; and large businesses. The table below show the posts held at other companies by Parmalat Directors:

Name of Director	Posts held at other companies
Raffaele Picella	Chairman of Banca Campania S.p.A. Statutory Auditor of Ansaldo Breda S.p.A. Chairman of the Board of Statutory Auditors of Ansaldo Trasporti Sistemi Ferroviari S.p.A.
Vittorio Mincato	Chairman of Poste Italiane SpA Director of FIAT SpA
Marco De Benedetti	Director of Cofide SpA Director of Pierrel
Piergiorgio Alberti	Independent Director of Finmeccanica SpA
Andrea Guerra	Chief Executive Officer of Luxottica SpA Director of Banca Nazionale del Lavoro SpA
Carlo Secchi	Independent Director of Pirelli & C. SpA Independent Director of Tangenziali esterne di Milano (TEM) SpA Independent Director of Lloyd Adriatico SpA Independent Director of Mediaset SpA Independent Director of RAS SpA
Massimo Confortini	Independent Director of Caltagirone Editore SpA
Marzio Saà	Director of Eridano Finanziaria Spa Independent Director of Juventus Football Club SpA Same Deutz-Fahr Group SpA

Name of Director	Posts held at other companies
Ferdinando Superti Furga	Chairman of the Board of Statutory Auditors of Fininvest SpA Chairman of the Board of Directors of Banca Intesa Infrastrutture e Sviluppo SpA Deputy Chairman of the Board of Directors of Societè Européenne de Banque SA Chairman of the Board of Statutory Auditors of Arnoldo Mondatori Editore SpA Statutory Auditor of Edison SpA Statutory Auditor of Telecom Italia SpA Chairman of the Board of Publitalia'80 SpA Chairman of the Board of Snamprogetti SpA
Erder Mingoli	Chairman of the Board of Directors of Lucchini Sidermeccanica SpA Chairman of the Board of Directors of Bari Fonderie Meridionali SpA Chairman of the Board of Directors of Lucchini UK Ltd Chairman of the Board of Directors of Lucchini Sweden AB Chairman of the Board of Directors of Lucchini Poland Sp. z.o.o.

Each independent Director certified that he or she qualified as independent when his name was placed in nomination. These qualifications were checked by the Board of Directors at the first Board meeting after the election and were verified again by the Board of Directors at its meeting of November 10, 2006. The Board of Directors concurs with the recommendation of the new Code of Conduct published by Borsa Italiana S.p.A., which states that substance rather than form should be the primary consideration when assessing the independence of Directors. Accordingly, it has agreed to review on a timely basis, after the approval of the draft of the 2006 Annual Report, the issues related to the independence requirements of Directors without executive authority in accordance with the recommendations of the new Code of Conduct published by Borsa Italiana S.p.A.

In addition to verifying the qualifications of independent Directors, as mentioned above, the Board of Directors conducted a review with regard to its size, composition and operating procedures, which it concluded with a positive overall assessment.

The Chairman and the Chief Executive Officer

On November 15, 2005, the Board of Directors appointed Raffaele Picella Chairman and Enrico Bondi Chief Executive Officer. Pursuant to the Bylaws, both are empowered to represent the Company vis-à-vis third parties and in court proceedings.
The Chief Executive Officer has been given the most ample powers to manage the Company's business. He may take all actions that are consistent with the Company's purpose, with the limits imposed by the applicable laws and excluding those transactions that fall under the sole jurisdiction of the Board of Directors.

At each meeting of the Board of Directors, as required by Article 2381 of the Italian Civil Code and Article 150 of Legislative Decree No. 58/98, the Chief Executive Officer reports to the Board of Directors and the Board of Statutory Auditors on the work he or she has performed, the use of the powers of attorney he has been granted and the material transactions not requiring the prior approval of the Board of Directors that were executed by the Company and its subsidiaries.

Meeting of the Board of Directors

To the extent that it is feasible, Directors and Statutory Auditors must receive, together with the notice of a meeting, documents explaining the items on the Agenda, except in urgent cases or when special confidentiality must be maintained. In these cases, a comprehensive discussion of the issues must take place. When necessary, the Chief Executive Officer may ask Company executives to attend Board meetings to provide useful information about the items on the Agenda.

In 2006, the Board of Directors met eight times. The attendance percentage of each Director is listed below:

R. Picella	100,0%
E. Bondi	100,0%
V. Mincato	100,0%
M. De Benedetti	87,5%
P. Alberti	75,0%
A. Guerra	75,0%
C. Secchi	100,0%
M. Confortini	100,0%
M. Saà	100,0%
E. Mingoli	100,0%
F. Superti Furga	100,0%

The independent Directors have indicated that they plan to meet separately in 2007. No such meeting were held in 2006.

A calendar of Board meetings that will be convened to review annual and interim results is communicated to Borsa Italiana in January and published on the Company website (www.parmalat.com).

Interests of Directors and Transactions with Related Parties

The Board of Directors is responsible for verifying that transactions in which a Director has a personal interest, either directly or for the benefit of a third party, are executed transparently and in a manner that is fair both substantively and procedurally.
Transactions with related parties, including intra-Group transactions, must be approved in advance by the Board of Directors, except for typical or regular transactions (i.e., transactions that in view of their purpose, type, characteristics or conditions are part of the Company's normal course of business and do not entail particular problems because of their characteristics or the risks presented by the counterpart or the timing of their execution) or transactions executed on standard terms (i.e., on terms consistent with market practices).

Transactions that require the approval of the Board of Directors are transactions that, because of their purpose, amount involved or implementation timing could have an impact on the safety of the Company's assets or on the fairness or completeness of accounting and other information.

When justified by the type or characteristics of a transaction, in order to avoid executing it on unfair terms, the Board of Directors may request that the transaction be executed with the support of one or more experts, who will be asked to render an opinion about the financial terms and/or conditions and/or fairness of the transaction.

Compensation

The total compensation allotted to the Directors currently in office was set at the Shareholders' Meeting held on November 8, 2005, which elected the current Board. On December 15, 2005, the Board of Directors approved a resolution that set the individual compensation of its members. This information is provided in the section of this report entitled "Compensation of Directors and Statutory Auditors."

Committees

The Board of Directors has established several internal committees that provide consulting support and submit proposals to the Board of Directors. The Board of Directors is informed about the activities of these Committees whenever a Board meeting is held.

Internal Control and Corporate Governance Committee

This Committee, which comprises three independent Directors without executive authority (Marzio Saà, Chairman; Carlo Secchi; and Ferdinando Superti Furga), performs a consulting and proposal-making function. Sessions of the Committee will be attended by the Chairman of the Board of Statutory Auditors.

The specific functions of this Committee include the following:

- It verifies that the internal control system is working effectively and supports the Board of Directors in defining guidelines for the internal control system. It also supports the Chief Executive Officer in defining the tools and methods needed to implement the internal control system.
- It assists the Board of Directors in performing the tasks described in Article 17, Letters d) and k), of the Bylaws.
- It evaluates the work plans prepared by the Internal Control Officers and reviews the reports these Officers are required to submit on a regular basis.
- It evaluates, together with the Company's accounting officials and the independent auditors, the effectiveness of the accounting principles and their consistent use in the preparation of the consolidated financial statements.
- It evaluates proposals put forth by independent auditors who are seeking the award of the audit assignment, their audit work plans and the findings contained in the audit report and the suggestion letter.
- It approves the annual audit plan.
- It reports to the Board of Directors at least semiannually (in conjunction with the approval of the annual and semiannual reports) on the work done and the adequacy of the internal control system.
- It performs any additional assignments it receives form the Board of Directors, particularly with regard to the relationship with the independent auditors.
- It supports the Board of Directors in the task of establishing the Oversight Board required by Legislative Decree No. 231/2001 and reviews the work performed by the Oversight Board.
- It ensures that the rules of corporate governance are complied with and updates these rules. It performs any other activity that it may deem useful or consistent with the performance of its functions.

In 2006, the Internal Control and Corporate Governance Committee met six times. Each meeting was attended by all Committee members and by the Chairman of the Board of Statutory Auditors. The Committee reviewed the valuation criteria and accounting principles applied to prepare the income statement and balance sheet prior to their submission to the Board of Directors, the Group's independent audit plan, the annual internal audit plan, the projects carried out to implement the Company's governance rules, the programs launched in connection with Legislative Decree No. 231/2001 and those concerning market abuse, focusing on the implementation of the Register of Parties that Have Access to Insider Information required pursuant to Article 115 *bis* of the Uniform Financial Code.
The Committee also provided the Board of Directors with a report reviewing the effectiveness of the internal control system.

Appointments and Compensation Committee

This Committee, which has three members (Carlo Secchi, Chairman; Andrea Guerra; and Marco De Benedetti), performs a proposal-making function.

The specific functions of this Committee include the following:

- It submits proposals to the Board of Directors regarding the appointment of a Managing Director and the names of Directors who will be coopted by the Board when necessary, as well as proposals regarding the compensation of Directors who perform special functions. A portion of the overall compensation paid to the abovementioned individuals may be tied to the operating performance of the Company and the Group and may be based on the achievement of specific predetermined targets.
- At the request of the Chief Executive Officer, it evaluates proposals for the appointment and compensation of Chief Executive Officers and Board Chairmen of the main subsidiaries. A portion of the overall compensation paid to the abovementioned individuals may be tied to the operating performance of the Company and the Group and may be based on the achievement of specific predetermined targets. In performing this task, the Committee may request the input of the Manager of the Group Human Resources Department.

- At the request of the Chief Executive Officer, it defines the parameters used to determine the compensation criteria applicable to the Company's senior management and the adoption of stock option and share award plans or other financial instruments that may be used to provide an incentive to and increase the loyalty of senior management. In performing this task, the Committee may request the input of the Manager of the Group Human Resources Department.

In 2006, the Appointments and Compensation Committee met twice. Committee members Carlo Secchi and Marco De Benedetti attended both meetings. Committee member Marco Guerra attended one meeting. At those meetings, the Committee provided its input with regard to the appointments of Board Chairmen and Chief Executive Officers of Group subsidiaries and the Company's senior management team. It also reviewed the program for the management and development of the corporate staff.

Litigation Committee

This Committee, which comprises three independent Directors without executive authority (Massimo Confortini, Chairman; Ferdinando Superti Furga; and Vittorio Mincato), provides consulting support to the Chief Executive Officer on litigation related to the insolvency of the companies included in the Composition with Creditors. The Company's Corporate Counsel attends the meetings of this Committee.

The opinions rendered by the Committee with regard to individual issues in litigation are also forwarded to the Board of Directors ahead of the meeting that has the issues in question on its Agenda.

In 2006, the Litigation Committee met eight times. Each meeting was attended by all Committee members, who reviewed all settlement proposals prior to their approval by the Board of Directors

Compensation

On November 8, 2005, the Shareholders' Meeting approved a resolution awarding Directors who serve as committee members an additional variable compensation amount based on the actual number of committee meetings. This additional compensation is listed in the section of this Report entitled "Compensation of Directors and Statutory Auditors."

Board of Statutory Auditors

The Board of Statutory Auditors ensures that the Company operates in compliance with the law and the Bylaws and performs a management oversight function. By law, it is not responsible for auditing the financial statements, as this function is performed by independent auditors selected by the Shareholders' Meeting.

The Board of Statutory Auditors comprises three Statutory Auditors and two Alternates, all of whom are elected on the basis of slates of candidates to ensure that a Statutory Auditor and an Alternate are elected by minority shareholders. Only shareholders who, alone or together with other shareholders, hold a number of shares equal in the aggregate to at least 1% of the Company's shares that convey the right to vote at Regular Shareholders' Meetings are entitled to file slates of candidates.

As required by the Bylaws, in addition to a list of candidates, the shareholders must file, no later than five days prior to the Shareholders' Meeting, affidavits by which each candidate accepts to stand for election and attests, on his/her responsibility, that there is nothing that would bar the candidate's election or make the candidate unsuitable to hold office and that he/she has met the requirements for election to the respective office. Each candidate must file a curriculum vitae together with his/her affidavit, listing his/her personal professional data.
The Parmalat Bylaws also contain provisions according to which individuals who serve as Statutory Auditors for more than 5 (five) Italian companies with shares are traded on a regulated Italian market may not be elected to the post of Statutory Auditor and, if elected, will be removed from office automatically.

The current Board of Statutory Auditors was elected at the Shareholders' Meeting of November 8, 2005. It will remain in office until the Shareholders' Meeting convened to approve the financial statements at December 31, 2007. It includes the following three Statutory Auditors:

Alessandro Dolcetti Chairman
Enzio Bermani
Mario Magenes

The Board of Statutory Auditors, at a meeting held on November 9, 2006, ascertained that its members were qualified to serve in their capacity.

Compensation

On November 8, 2005, the Shareholders' Meeting approved a resolution concerning the compensation payable to the Board of Statutory Auditors. This compensation is listed in the section of this Report entitled "Compensation of Directors and Statutory Auditors."

Independent Auditors

The law requires that each year a firm of independent auditors ascertain that the Company's accounting records are properly maintained and faithfully present the results of operations, and that the statutory and consolidated financial statements fairly reflect the data in the accounting records, are consistent with the findings of the audits performed and comply with the applicable statutes.

Price Waterhouse Coopers has audited the Company's financial statements since the 2005 Annual Report. This assignment will end with the approval of the approval of the 2007 Annual Report.
At the Shareholders' Meeting convened to approve the financial statements at December 31, 2006, the shareholders will be asked to extend the audit assignment for the duration allowed by Legislative Decree No. 303/06, i.e., until the approval of the financial statements at December 31, 2013.

Internal Control System

The Company's internal control system is designed to ensure the efficient management of its corporate and business affairs; to make management decisions that are transparent and verifiable; to provide reliable accounting and operating information; to ensure compliance with the applicable statutes; to protect the Company's integrity; and to prevent fraud against the Company and the financial markets in general.

The Board of Directors defines the guidelines of the internal control system and verifies its effectiveness in managing business risks.

The Chief Executive Officer defines the tools and procedures needed to implement the internal control system in a manner that is consistent with the guidelines established by the Board of Directors and ensures that the overall system is adequate, functions correctly and is updated in response to changes in the operating environment and in the statutory and regulatory framework.

The internal control system defined by the Board of Directors must have the following general characteristics:
- at the operating level, authority must be delegated in light of the nature, typical size and risks involved for each class of transactions, and the scope of authority must be consistent with the assigned task;
- the organization must be structured to avoid function overlaps and concentration under one person, without a proper authorization process, of multiple activities that have a high degree of danger or risk;
- each process must conform with an appropriate set of parameters and generate a regular flow of information that measures its efficiency and effectiveness;
- the professional skills and competencies available within the organization and their congruity with the assigned tasks must be checked periodically;
- operating processes must be geared to produce adequate supporting documents, so that their congruity, consistency and transparency may be verified at all times;
- safety mechanisms must provide adequate protection of the Company's assets and ensure access to data when necessary to perform required assignments;
- risks entailed by the pursuit of stated objectives must be identified and adequately monitored and updated on a regular basis, and negative elements that can threaten the organization's operational continuity must be assessed carefully and protections adjusted accordingly;

- the internal control system must be supervised on an ongoing basis and reviewed and updated periodically.

Specifically, the Group's internal control system performs two distinct functions at the operational level:

- Line control, which includes all of the control activities that the Group's individual operating units and companies apply to their processes. These control activities are a primary responsibility of operational managers and are deemed to be an integral part of all Company processes.
- Internal auditing, which is performed by a separate Company organization. The purpose of the internal auditing function is to help the Risk Management office identify and minimize the different types of risks to which the Company is exposed. It accomplishes this goal by monitoring line controls in terms of their effectiveness and the results they produced.

The Board of Directors uses the support of the Internal Control and Corporate Governance Committee to ensure that the guidelines provided above are complied with.
In 2006, the Board of Directors asked the manager of the Group Internal Audit Office to also serve as Internal Control Officer. The Internal Control Officer is hierarchically independent of executives that oversee operational departments and report directly to the Chief Executive Officer. The Internal Control Officer provides information on an ongoing basis to the Internal Control and Corporate Governance Committee and the Board of Statutory Auditors.

The internal control system has been upgraded with the adoption of the Organization and Management Model required by Legislative Decree No. 231/2001. On November 10, 2006, the Board of Directors approved the Model and appointed an Oversight Board that, in accordance with the abovementioned Decree, will be responsible for overseeing the implementation of the Model. The members of the Oversight Board are an independent Director, a Statutory Auditor and the Internal Audit Manager.

Following the approval of the Organization and Management Model by the Parent Company, the Group implementing the process of helping the Italian subsidiaries implement/upgrade similar Models.

Lastly, the Company began to carry out the activities required to achieve compliance with the regulatory requirements of Law No. 262/05, as amended by Legislative Decree No. 303/06, particularly with regard to the provisions concerning the Officer responsible for the preparation of accounting documents.

The Board of Directors accepted and concurs with the recommendation expressed by the Internal Control and Corporate Governance Committee on the occasion of a meeting held on March 8, 2007, according to which: *"the Committee, based on the report submitted by the Internal Control Officer, finds that the internal control system of Parmalat S.p.A. is adequate and operates effectively and recommends the completion of the risk assessment program (already partly implemented with the Management Control project carried out as part of the Organization Model required by Legislative Decree 231 and the SCI - Internal Control System Project), with the goal of providing Parmalat S.p.A. with a comprehensive risk management system."*

Handling of Corporate Information

Company Directors, Statutory Auditors and employees are required to treat as confidential the documents and information to which they may become privy in the performance of their functions and must comply with the procedure specifically established for the public disclosure of said documents and information.

Among other issues, the Company's Code of Ethics defines the functions, operating procedures and responsibilities that relate to the communication and dissemination of information concerning the Company and the Group. In all cases, the dissemination of such information requires the prior approval of the Company's Chief Executive Officer.

The Company has also adopted an Internal Dealings Handling Code, which governs the disclosure requirements and conduct obligations associated with transactions involving financial instruments issued by the Company in an amount greater than 5,000.00 euros, as required by Consob Regulation No. 11971, by so-called Significant Persons who may have access to insider information about the Company and the Group.

Lastly, the Company established the Register of Parties that Have Access to Insider Information required pursuant to Article 115 *bis* of the Uniform Financial Code. This register, which is operated with a special software, has been prepared in accordance with Consob guidelines in order to provide an accurate flow of corporate data and is operated in a manner that specifically takes into account the risks inherent in all material corporate information. The Corporate Affairs Office is responsible for managing the register.

Communications with Shareholders and Institutional Investors

The Company supports any initiative that encourages the largest possible number of shareholders to attend Shareholders' Meetings and helps them exercise their rights.

As requires by the relevant provisions of the statutes currently in force, all relevant information is promptly communicated to the financial markets and is made available at the Company website: www.parmalat.com.

In addition to the opportunities provided by the Shareholders' Meetings, the Company's dialog with its shareholders and institutional investors continues on the occasion of regular meetings with members of the Italian and international financial communities organized by the Investor Relations Office and with the support of the Corporate Affairs Office.

Information About Compliance with the Recommendations of the Code of Conduct for Listed Companies Published by Borsa Italiana S.p.A. in March 2006 ("the Code")

The instructions contained in Section IA.2.6 of the Market Regulations approved by Borsa Italiana on January 15, 2007 require that the Corporate Governance Report published concurrently with the approval of the 2006 financial statements provide information about the implementation of the Code of Conduct published by Borsa Italiana S.p.A. in March 2006 ("the Code").

The information must be detailed and indicate any discrepancies with the Code, explaining the reasons for these discrepancies and the actions that will be taken to comply with the recommendations of Borsa Italiana.

In addition to making reference to the comments provided in Section 4 of this Report, additional information is provided below, reviewing in sequence the chapters of the Code:

Functions of the Board of Directors

The Board of Directors has sole jurisdiction on the issues suggested by Borsa Italiana in the Code and the Code implementation guidelines. However, the exclusive jurisdiction of the Board of Directors is not expressly stated with regard to: i) assessing the overall effectiveness of the accounting systems of the issuer and its strategically significant subsidiaries as implemented by the respective Chief Executive Officers, particularly insofar as it applies to the internal control systems and the handling of conflicts of interest; ii) assessing the Group's overall operating performance, taking into account the specific information provided by Directors to whom it has delegated executive powers, and comparing on a regular basis actual and budgeted results.

In this area, both the Bylaws and the Code of Ethics assign to the Boards of Directors exclusive jurisdiction with regard to: i) assessing the effectiveness of the overall organizational and administrative structure of the Company and the Group; ii) overseeing the Group's overall operating performance, focusing in particular on conflict-of-interest situations and taking into account the specific information provided by Directors to whom it has delegated executive powers, the Executive Committee (if one has been established) and the Internal Control and Corporate Governance Committee, and comparing on a regular basis actual and budgeted results.
As required by Article 10 of the Company Bylaws, until the approval of the financial statements for the year ending December 31, 2009, any amendment to the provisions of the Bylaws that concerns issues over which the Board of Directors has exclusive jurisdiction requires the favorable vote of shareholders representing at least 95% of the share capital.

Even though neither the Bylaws nor the Code of Ethics require that the Board of Directors perform, at least once a year, an assessment of the appropriateness of its size and its effectiveness and of those of its Committees (providing, if appropriate, an indication of the professional skills that would be most desirable), the Board of Directors has performed such an assessment with positive results.

Thus far, the Board of Directors has not expressed an opinion as to the maximum number of Boards of Directors and Boards of Statutory Auditors (of publicly traded companies, financial institutions, insurance companies and large enterprises) on which Company Directors and Statutory Auditors may serve compatibly with an effective performance of their duties.

As to the functions of Directors, the initial section of Article 13 of the Bylaws reads as follows:

"Article 13 – Obligations Incumbent Upon Directors
Directors bring to the Company the unique professional skills they posses and must be aware of the tasks and responsibilities entailed by their office. Directors must act and deliberate with full understanding of the issues at hand and with full autonomy, while pursuing the objective of creating value for the shareholders. Directors may accept their appointment only when they believe that they will be able to devote sufficient time to the task of discharging their duties, based on the number of Boards of Directors or Boards of Statutory Auditors of companies with shares traded on regulated markets, in Italy or abroad, or Boards of banking, insurance or large private companies on which they may be serving. Directors will treat as confidential any information to which they may have access through the office they hold. The Chairman and any Managing Directors shall inform the Board of Directors of new legislative or regulatory developments that affect the Company or its corporate governance bodies. .... OMISSIS "

This provision is consistent with the recommendations of the Code

Composition of the Board of Directors
Article 14 of the Bylaws state that the Chairman of the Board of Directors is never allowed to combine his or her office with that of Managing Director. This provision implements one of the guidelines provided in the Code by Borsa Italiana with the objective of avoiding the concentration of corporate governance function in a single person. It is also consistent with best international practice, according to which it is best to avoid concentrating multiple functions in a single person without appropriate checks and balances. Specifically, a frequent recommendation is to separate the functions of Chairman and Chief Executive Officer, who is a Director that, by virtue of the powers that have been delegated to him or her and the specific manner in which he or she exercises those powers, is chiefly responsible for managing the Company.

The Company is not required to appoint a Lead Independent Director, since the Code published by Borsa Italiana recommends it in those case in which the Chairman is the person who controls the issuer or is chiefly responsible for managing the Company.

Independent Directors
Article 12 of the Bylaws lists the independence requirements for Directors without executive authority (consistent with the recommendations provided by Borsa Italiana in the Code of Conduct published in 2002),

According to Article 10 of the Bylaws, any amendment to the abovementioned Article of the Bylaws will require, until the financial statements for the fiscal year ended December 31, 2009 have been approved, the favorable vote of shareholders representing at least 95% of the share capital, whether the Meeting is held on the first or a subsequent calling.

Handling of Corporate Information

Article 13 (Obligations Incumbent Upon Directors) and Article 22 (Obligations Incumbent Upon the Board of Statutory Auditors) are consistent with the Code's guidelines. Moreover, as explained in Section 9 of this Report, the Company has adopted an Internal Dealing Handling Code.

Establishing and Operating Internal Board of Directors Committees and Appointment and Compensation of Directors

As explained in Section 5 of this Report, the Company has adopted the Code's implementation guidelines. The establishment of Committees is also required by Article 18 of the Bylaws.

As for the appointment of Directors, as explained in Section 4 of this Report, on the occasion of the next Shareholders' Meeting convened to elect new corporate governance bodies, the Board of Directors intends to recommend that shareholders file slates within the 15 (fifteen) days deadline recommended by Borsa Italiana S.p.A. in the Code of Conduct approved on March 2006, even though the deadline set forth in the Bylaws will remain at 5 (five) days.

Internal Control System

As explained in Section 8 of this Report, the Company has adopted the Code's implementation guidelines, taking into account the recommendations provided by the Internal Control and Corporate Governance Committee, which are listed on page 13. The Board of Directors performs a central role with regard to internal controls: it is responsible for adopting a system that is appropriate for the Company's characteristics. The necessary analytical work is the responsibility of the Internal Control and Corporate Governance Committee (whose members are exclusively independent Directors), which provides consulting support and makes recommendations to the Board. The function of this Committee is different from the function performed by the Board of Statutory Auditors. The Chairman of the Board of Statutory Auditors or a Statutory Auditors designated by the Chairman of the Board of Statutory Auditors attends the meetings of the Internal Control and Corporate Governance Committee.

Interests of Directors and Transactions with Related Parties

As explained in Section 4 of this Report, the provisions of the Code of Ethics are consistent with the Code's recommendations. Specifically, Section 14 of the Code of Ethics states that: i) Substantive fairness, particularly with regard to nonrecurring or otherwise material transactions, is achieved by following action guidelines that are consistent with best international practices, which have found widespread acceptance in Italy, and include the use of advisors for the preparation of fairness opinions and outside counsel for the issuance of legal opinions. When highly significant transactions are involved, in keeping with the principles of independence, the Board of Directors must use different experts for each related party. ii) Based on the nature, value and other characteristics of the transaction, the Board of Directors will rely on the advice of one or more experts to determine if the terms of the transaction are fair. Depending on the circumstances, these experts will be called upon to express an opinion about the financial terms and/or lawfulness and/or technical aspects of the transaction. iii) In choosing the abovementioned experts, the Board of Directors must approach individuals of proven professional skill and competence in the applicable subject area, and their independence and lack of conflict of interest must be checked carefully. In the most significant cases, in keeping with the principles of independence, the Board of Directors must use different experts for each related party.

Statutory Auditors

As explained in Section 6 of this Report, the Company has adopted the Code's recommendation.

Shareholder Relations

As explained in Sections 2 and 10 of this Report, the Company has adopted the Code's recommendations. The Board of Directors has not asked shareholders to approve regulation to govern the handling of Shareholders' Meetings, since it believes that, pursuant to Article 10 of the Bylaws, the Chairman of the Board of Directors has sufficient powers, using if needed the support of assistants, to determine whether a Shareholders' Meeting has been properly convened, verify the identities and eligibility of the attendees, conduct an orderly meeting and verify the outcomes of votes. However, Article 10 of the Bylaws does provide the option of adopting Shareholders' Meeting regulations.

Planned Activities

The Board of Directors intends to discuss on a timely basis, but not later than the first meeting it will hold following the approval of the draft 2006 Annual Report, the matter of the clarifications that may be appropriate with regard to a description of the issues that should be reserved for the exclusive jurisdiction of the Board of Directors and the adoption of independence requirements for Directors without executive authority that are consistent with the Code's guidelines, and will express its views with regard to the maximum number of Boards of Directors and Boards of Statutory Auditors on which it is permissible to serve.

Compensation of Directors and Statutory Auditors

On November 8, 2005, the Shareholders' Meeting approved a resolution granting to the Board of Directors a total annual compensation of 1,000,000.00 euros. On December 15, 2005, the Board of Directors allocated this amount as follows:

- To each Director a fixed fee of €20,000.00 and a variable fee of up to €20,000.00, based on the percentage of attendance at Board meetings, as follows:
  - for less than 50% attendance €0;
  - for an attendance between 50% and 70% €10,000.00;
  - for an attendance greater than 70% €20.000.00;
- For the Chairman an additional fee of €210,000.00;
- For the Chief Executive Officer and additional fee of €350,000.00.

In addition, Directors who serve on Board Committee receive an attendance fee for each meeting amounting to 5,00 euros for the Committee Chairman and 3,000 euros for the other Committee members.

Compensation for 2006 – Amounts in thousands of euros

Directors	Fixed annual fee	Variable fee	Committee attendance fee	Oversight Board fee	Total compensation for posts held at the company preparing annual financial statements at 12/31/06	Non-cash benefits	Bonus and other incentives	Other compensation
Raffaele Picella	230	20			250			
Enrico Bondi	370	20			390			
Vittorio Mincato	20	20	24		64			
Marco De Benedetti	20	20	6		46			
Piergiorgio Alberti	20	20			40			
Andrea Guerra	20	20	3		43			
Carlo Secchi	20	20	28		68			
Massimo Confortini	20	20	40		80			
Marzio Saà	20	20	30	8,8	78,8			
Erder Mingoli	20	20			40			
Ferdinando Superti Furga	20	20	42		82			
	780	**220**	**173**	**8,8**	**1.181,8**	===	===	===
Statutory Auditors								
Alessandro Dolcetti	50				50			
Enzio Bermani	35				35			13,6
Mario Magenes	35			8,8	43,8			
	120	===	===	**8,8**	**128,8**	===	===	**13,6**

On November 8, 2005, the Shareholders' Meeting also approved the annual compensation payable to the members of the Board of Statutory Auditors, as follows: 50,000 euros for the Chairman and 35,000 euros for each Statutory Auditor.

EQUITY INVESTMENTS HELD BY MEMBERS OF THE CORPORATE GOVERNANCE BODIES

FIRST AND LAST NAME	INVESTEE COMPANY	NUMBER OF SHARES HELD at January 1, 2006	NUMBER OF SHARES BOUGHT in 2006	NUMBER OF SHARES SOLD in 2006	NUMBER OF SHARES HELD at December 31, 2006
Directors					
Raffaele Picella	---	---	---	---	---
Enrico Bondi	---	---	---	---	---
Massimo Confortini	---	---	---	---	---
Marco De Benedetti	---	---	---	---	---
Ferdinando Superti Furga	---	---	---	---	---
Andrea Guerra	---	---	---	---	---
Vittorio Mincato	---	---	---	---	---
Piergiorgio Alberti	---	---	---	---	---
Erder Mingoli	---	---	---	---	---
Marzio Saà	---	---	---	---	---
Carlo Secchi	---	---	---	---	---
Statutory Auditors					
Alessandro Dolcetti	---	---	---	---	---
Enzio Bermani	---	---	---	---	---
Mario Magenes	---	---	---	---	---

Key Events of 2006

Settlement with Tetrapak
In July, Parmalat S.p.A. and its subsidiaries Centrale del Latte di Roma S.p.A. and Latte Sole S.p.A. reached a settlement with Tetra Pak Italiana S.p.A concerning the ITX (Isopropiltioxantone) incident.

Settlement Involving the Australian Joint Ventures
Using as a reason the change of control that occurred as a result of the approval of the proposal of composition with creditors, Norco Co-operative Ltd took over the equity capital interests in Norco Pauls Milk Joint Venture, Norcofields Pty Ltd, The Norcofields Unit Trust, Fieldco Pty Ltd, The Fieldco Unit Trust, Gold Coast Milk Pty Ltd and Beaudesert Milk Pty Ltd. that were owned by Parmalat Australia Ltd. The Australian joint venture ceased to exist on July 28, 2006 after a legal dispute concerning the manner of implementation of their dissolution and the rights of the parties and after arbitration proceedings to determine the value of the assets held by the joint venture.

Norco Cooperative Ltd paid a consideration of 47.8 million Australian dollars for the equity capital interests and 13.0 million Australian dollars for plant and machinery. Parmalat Australia defrayed the costs incurred for filings, taxes and legal fees, which amounted to about 5.0 million Australian dollars. Parmalat Australia will retain the full and exclusive use of the Parmalat brands and will be able to operate freely throughout the territory previously assigned to the joint venture on an exclusive basis.

Parmalat and Banca Popolare Italiana Reach an Agreement
On August 4, 2006, Parmalat S.p.A. and Banca Popolare Italiana Società Cooperativa signed two contracts settling all mutual claims in a dispute that arose from transactions executed during the period prior to December 2003.
These contracts, which involve BPI and its direct and indirect subsidiaries and Parmalat and its predecessors under extraordinary administration, settle all pending actions to void in bankruptcy and any other existing claims. They are structured as follows:
A) First Contract
1. The BPI Group will pay Parmalat a total of 59.5 million euros. Payment will be made in two installments:
   - A first payment of 44.5 million euros was paid on the date the settlement agreement was signed;
   - The balance of 15 million euros will be paid by March 31, 2007.
2. BPI also relinquished certain receivables owed by third parties in the amount of about 10 million euros, which had been assigned to BPI *pro solvendo.*
3. Lastly, BPI withdrew the challenges it filed against its exclusion from the sum of liabilities of Parmalat Finanziaria in AS of more than 30 million euros in claims and will not seek the inclusion among the abovementioned sum of liabilities of claims arising from the restitution of the abovementioned amounts.

Effective as of the timely and full payment of the first installment of 44.5 million euros, Parmalat and its predecessor companies under extraordinary administration agreed to withdraw (all expenses having been offset) all actions and motions in the lawsuits filed before the Court of Parma and will not file any new lawsuits against the BPI Group seeking to void payments made during the so-called "suspect period", as defined in Article 67 of the Italian Bankruptcy Law.
Moreover, effective as of the date of the abovementioned payment, Parmalat and its predecessor companies agreed to do the following:

- They will not join as plaintiffs seeking damages from the BPI Group any currently pending or future criminal proceedings in any way related to the financial collapse of the Parmalat Group.
- They will withdraw all actions to void in bankruptcy, actions for restitution and/or actions for damages and/or actions for indemnification and/or any other type or title filed against the BPI Group, including actions based on facts that have been merely alleged to constitute criminal behavior in connection with the declaration of insolvency of the Parmalat Group.

B) Second Contract
Parmalat acquired the equity capital of Sata Srl (a company that is currently in bankruptcy proceedings with liabilities totaling 157 million euros) toward which it has a claim of 149 million euros. Sata's equity capital was purchased for the nominal sum of 1 euro. Parmalat's claim, which was contested by a third-party creditor pursuant to Article 100 of the Finance Law, is now admitted.

The BPI Group has agreed to help Sata emerge from bankruptcy by *i)* waiving indebtedness totaling about 2.5 million euros that Sata owes to a third-party creditor; and *ii)* canceling a mortgage of about 28 million euros, which it holds on Azienda Agricola Pisorno Srl, a wholly owned subsidiary of Sata, against the payment of 15 million euros.
Sata has liquid assets totaling about 28 million euros and Azienda Agricola Pisorno is valued at 40 million euros.

Settlement with BNL and Ifitalia
The disputes that arose in connection with the actions to void in bankruptcy and actions for damages filed by Parmalat S.p.A. and other Group companies against BNL and Ifitalia and the actions challenging its exclusion from the sum of liabilities filed by Ifitalia were settled with an agreement signed on December 29, 2006. Under this agreement, BNL, acting also on behalf of Ifitalia, will pay to Parmalat S.p.A: i) 103 million euros to settle the actions to void in bankruptcy; and ii) 9 million euros as compensation for damages. BNL and Ifitalia also waived any right to seek the inclusion among the liabilities of the Parmalat bankruptcy proceeding of the sums paid to settle Parmalat's actions to void in bankruptcy and will desist from challenges to the exclusion from the sum of liabilities filed by Ifitalia. As a result of this settlement, all parties have agreed to desist from all filed or pending actions. The payment has been made on January 5, 2007.

Disposal of the Madrid Production Facility
On February 3, 2006, Parmalat España SA (formerly Clesa SA) sold its Madrid production facility for a price of 144 million euros. A total of 65.7 million euros had been collected as of December 31, 2006. The balance of the purchase price will be paid in five semiannual installments of 15.7 million euros each. The last installment is due in February 2009

Sale of Italcheese
On August 28, 2006, as part of its effort to streamline the Group's operations, Parmalat S.p.A. sold Italcheese S.p.A for an amount of 4.2 million euros. The main business of this wholly owned subsidiary, which is located in Reggio Emilia, is the distribution and storage of food products.

Progress in Implementing Corrective Actions in the Management Control System
On May 8, 2006, Reply S.p.A., the company tasked with assessing the progress of this project, issued a letter certifying that all corrective actions needed to improve the reliability and effectiveness of the Management Control System had been carried out completely and successfully.

Compliance with the Provision of the Composition with Creditors That Apply to Creditors with Preferential or Prededuction Claims
As required by the Composition with Creditors approved by the Court of Parma on October 1, 2005, Parmalat S.p.A. paid the amounts owed to creditors with prededuction or preferential claims included in the list of creditors with verified claims on schedule within March 30, 2006. Of the total verified amount of 204.8 million euros, claims totaling 66.8 million euros were satisfied through the allocation of shares to creditors with preferential or prededuction claims who chose to waive their preferred status and be treated as unsecured creditors.

Newlat and Carnini Rejoin the Parmalat Group
On September 26, 2006, the Court of Parma cancelled the protective orders of attachment that encumbered the interests in the partnership capital of Newlat S.r.l. and the shares of Carnini S.p.A., which had been issued on January 27, 2004 and February 2, 2004, respectively.
These orders had been issued in connection with an investigation by the Court of Parma of sham sales involving the two abovementioned companies that had been carried out to elude antitrust laws and with the effect of impoverishing the asset base of Parmalat S.p.A.
As a result of the cancellation of the orders of attachment, Newlat S.r.l. and Carnini S.p.A. became again the property of Parmalat S.p.A., without any consideration being required.

Antitrust: Divestitures by December
With a resolution issued on December 21, 2006, the Italian antitrust agency granted the request put forth by Parmalat on December 15, 2006 and extended to October 30, 2007 the deadline by which Parmalat must comply with the obligations set forth in an earlier resolution issued by the antitrust agency on June 30, 2005. With the earlier resolution, the antitrust agency compelled Parmalat to take. "*actions needed to reestablish an effective competitive environment in the fresh milk production market in the regions of Campania and*

Latium and eliminate the distortions caused by the existing Parmalat/Eurolat concentration." Parmalat was required to sell by June 30, 2006 (the deadline was later extended to December 31, 2006) "*the Matese and Torre in Pietra brands, as they apply to the entire product line for which they are used, and the production facilities located in Frosinone and Paestum-Capaccio Scalo, which are currently inactive.*" The resolution issued on December 21, 2006 gives Parmalat the option of complying with the requirements of the antitrust agency by selling its entire interest in Newlat, which owns the abovementioned brands and facilities. The imposed sanction of 11 million euros will be settled through the assignment of shares as unsecured creditor.

Brazilian Operations

In 2005, in accordance with the rules of a local version of composition with creditors proceedings called *Recuperação Judicial,* Parmalat Brasil Industria de Alimentos S.A. and PPL Participacoes Ltda (formerly Parmalat Participacoes do Brasil Ltda) filed separate restructuring plans.

A) Insofar as Parmalat Brasil Industria de Alimentos S.A. is concerned, on January 11, 2006, the meeting of the creditors approved the plan, provided a qualified investor interested in acquiring this company's operations can be located.

On May 26, 2006, the meeting of the creditors of Parmalat Brasil Industria de Alimentos S.A. approved certain amendments to the abovementioned Restructuring Plan. Specifically:

- Laep Capital LLC was authorized to underwrite a capital increase that will give it control of 98.5% of the share capital, due in part to the waiver by Parmalat Group companies of their preemptive rights to the new shares;
- Parmalat Brasil Industria de Alimentos S.A. will sell to Perdigao Agroindustrial S.A. its majority stake in Batavia S.A., its Bakery Division and its plant in Guaranhus (State of Pernambuco);
- Parmalat S.p.A. and Batavia agreed to sign a trademark licensing agreement.

The company's restructuring plan was approved on June 9, 2006.

Following the implementation of the restructuring plan described above, the Parmalat Group currently owns a 1.521% interest in the share capital of the restructured company.

B) As for PPL Participacoes Ltda, it filed a new restructuring plan on July 17, 2006. The new plan has not yet been discussed by the company's creditors' meeting.

The Canadian Subsidiary Refinances Its Indebtedness

On July 11, 2006, with the support of the Group Finance Department, the Canadian subsidiary completed the refinancing of its indebtedness with a syndicated five-year loan in the amount of 450 million Canadian dollars (equal to about 318 million euros). The amortization schedule calls for the repayment of 25% of the principal amount (112.5 million Canadian dollars) over five years. The facility also includes a revolving credit line of 100 million Canadian dollars (equal to about 71 million euros).

This loan transaction was executed on market terms. Parmalat S.p.A. issued no guarantees and the loan was secured exclusively with collateral provided by the PDBI subsidiary. The loan has a five-year repayment schedule, with 75% of the principal amount due at maturity. There is no penalty for early repayment. The terms under which this loan is being provided are significantly better than those of previous facilities.

The Proposal of Composition with Creditors Filed by Boschi Luigi e Figli S.p.A. Is Approved

On July 26, 2006, the Court of Parma approved the Composition with Creditors filed by the Extraordinary Commissioner of Boschi Luigi e Figli S.p.A. in A.S.

The approval of the composition with creditors enables Boschi Luigi e Figli S.p.A. to emerge from bankruptcy. As a result, it will be included in the scope of consolidation of the Parmalat Group as of July 2006 as a 94.6% subsidiary of Parmalat S.p.A.

The approval decision handed down by the court has not been appealed and has become final.

Parmalat Securities Litigation in the United States; Parmalat versus Bank of America et al.; Parmalat versus Grant Thornton Int. et al.

Pursuant to an order issued on July 28, 2006, Parmalat S.p.A. was included among the respondents in the Parmalat Securities Litigation currently pending before the Federal District of New York. Other respondents in these proceedings include Deloitte & Touche (and James Copeland personally), Grant Thornton, Citigroup (including Buconero, Vialattea and Eureka Securitization), Bank of America, Credit Suisse, Banca Nazionale del Lavoro, Banca Intesa, Morgan Stanley, the Pavia Ansaldo and Zini law firms and numerous individuals. Parmalat S.p.A. has filed a motion asking that the abovementioned order be revoked. The judge has not yet ruled on this motion.

By the same order of July 28, 2006, the plaintiffs were allowed to file a third amended complaint. The abovementioned order does not address the merit of the new allegations put forth by the plaintiffs (relevance of new facts alleged by the plaintiffs or whether these new complaints qualify as being under the jurisdiction of the Federal District of New York). Since the proceedings are still in the discovery phase, the ruling does not take a position whether, pursuant to U.S. law, the lawsuit qualifies as a class action lawsuit. This decision will be made at a later date, when all respondents will have made further progress in the discovery process.

In the proceedings pending before the Federal District Court of New York, in which Parmalat is suing Bank of America et al. and Grant Thornton Int. et al., on October 10, 2006, the judge issued an order extending the deadline for completing the discovery process, obtaining expert opinions and filing motions for summary judgment.

On November 21, 2006, the parties were ordered to suspend until December 31, 2006 all discovery activities in connection with the abovementioned proceedings (Parmalat Securities Litigation, Parmalat vs Bank of America et al.; Parmalat vs Grant Thornton Int. et al.) and to consider settlement options.

In the proceedings in which Parmalat is suing Bank of America et al., the court allowed Parmalat's motion for the verification of the violation of the U.S. anticorruption statutes. These statutes allows the Company to ask for triple the amount of the proven damages.

In the proceedings in which Parmalat is suing Grant Thornton Int. et al., the court upheld Parmalat's right to sue for damages the former Italian affiliate of the Grant Thornton international network, as well as the parent company Grant Thorton International and the U.S. affiliate Grant Thorton LLP.

Bank Hapoalim (Switzerland) – Order of Attachment Against Parmalat International SA

On March 13, 2006, Bank Hapoalim AG notified Parmalat International SA in liquidation, also a company incorporated under Swiss law, an order of attachment issued by the Lower Court Judge of the District of Lugano. The order of attachment covered the receivables owed to Parmalat S.p.A. by Parmalat International SA in liquidation and any assets belonging to Parmalat S.p.A. that are held by Parmalat International SA in liquidation.

Bank Hapoalim is acting by virtue of an alleged claim of US$15 million that was not verified as a liability of Parmalat S.p.A. in AS and is currently the subject of a lawsuit pending before the Court of Parma challenging the composition of the sum of liabilities of Parmalat S.p.A. Parmalat is challenging the order of attachment. Currently, these proceedings have been suspended, pending a decision by the Court of Appeals of Lugano as to whether a composition with creditors executed pursuant to the so-called Marzano Law is admissible in Switzerland. If the Court finds that the composition with creditors is admissible, the attachment would become void.

Actions to Void in Bankruptcy — The Constitutional Challenges Are Devoid of Merit

On April 4, 2006, the Italian Constitutional Court handed down a ruling (confirmed by the subsequent rulings on December 7, 2006 and December 28, 2006) in which it found that the constitutional challenges raised by the Court of Parma with regard to the Marzano Law, as it applies to actions to void in bankruptcy filed in connection with a restructuring program, were devoid of merit. Other similar matters, also raised by the Court of Parma, have been discussed in chambers on February 21, 2007. We are waiting for the relevant decision of the Constitutional Court.

Regional Administrative Court of Latium — Citibank Appeal

On October 7, 2004, Citibank filed an appeal before the Regional Administrative Court of Latium asking that the Restructuring Program of the Parmalat Group be declared null and void and seeking compensation for damages. However, following the Court approval of the Composition with Creditors, Citibank had no further interest in pursuing this case, as it indicated at a hearing held on March 9, 2006. Consequently, Citibank asked that the case pending before the Regional Administrative Court be dismissed.

Lawsuit Against GKB

Parmalat S.p.A. has filed a lawsuit against Banca Cantonale dei Grigioni (Graubundner Kantonalbank), located in Chur (Switzerland), and Nino Giuralarocca, a former employee of the abovementioned bank and currently the target of an investigation by the Swiss federal prosecutor, claiming damages of at least 5,674 million euros and the restitution of US$10,796,161 because GKB and Mr. Giuralarocca conspired with Bank of America and the former managers of Parmalat in implementing complex financial transactions that enabled the old Parmalat Group to remain artificially afloat starting at least in 2001.

The first hearing has been set for December 21, 2007.

Right of the Companies of the Parmalat Group in A.S. to Join Criminal Proceedings as Plaintiffs Seeking Damages

With an order dated October 24/25, 2006, the Preliminary Hearing Judge of the Court of Parma found that the companies of the Parmalat Group in A.S. have a right to join as plaintiffs seeking damages the criminal proceedings currently being pursued against individuals indicted for crimes related mainly to fraudulent bankruptcy. With regard to this issue, pursuant to Article 1, Section 502, of Law No. 296 of December 27, 2006, upon the completion of the extraordinary administration proceedings, Parmalat will take over as the plaintiff seeking damages in the abovementioned proceedings.

Bouchard vs. Agropur, Natrel, Parmalat Dairy and Bakery Inc., Saputo, Chalifoux, Trois Vallées et al.

On October 18, 2006, upon the conclusion of a class action lawsuit in which the plaintiff sued the main players in the Canadian dairy market, alleging that they had deceived consumers for more than 15 years by using in their products less fat than the amount required by law or listed on their product labels, the Court of Appeals of the State of Quebec dismissed without recourse a motion seeking damages of about 89 million Canadian dollars, finding that the plaintiff lacked any cause of action to sue the respondents (or, in any case, the respondents whose products were never consumed by the plaintiff, which include Parmalat).

JP Morgan / Unicredit Banca Mobiliare S.p.A. (Appeals Before the Regional Administrative Court of Latium)

On November 9, 2006, the Third Section of the Regional Administrative Court of Latium filed its decisions denying the appeals filed by JP Morgan and Unicredit Banca Mobiliare S.p.A. against the decrees by which the relevant Ministry declared foreign companies eligible for extraordinary administration proceedings and appointed the Extraordinary Commissioner of the Parmalat Group in Extraordinary Administration. The Regional Administrative Court ordered that JP Morgan and Unicredit Banca Mobiliare S.p.A. pay court costs.

Antitrust Proceedings Against Parmalat South Africa (PSA) et al.

On December 7, 2006, the South African Competition Commission, following an investigation of the activities of PSA and other players in the South African dairy market (Clover, Ladismith, Woodlands, Lancewood, Nestlé and Milkwood), opened violation proceedings against the abovementioned parties and referred the case to the Competition Tribunal. With regard to PSA's position, the anticompetitive practices with which it is being charged, which, allegedly, were designed to control the price of milk and maintain it at an artificially high level, consisted of: i) exchanging information about milk prices with competitors; ii) entering into mutual agreements for the sale of surplus milk; and iii) signing exclusive sales agreements with producers. The trial before the Competition Tribunal started in January 2007.

Council of State – Centrale Latte Roma

On December 19, 2006, the Council of State upheld the appeal filed by the City of Rome and Parmalat, setting aside the decision by which the Regional Administrative Court of Latium had voided the contract to sell to Cirio, and later to Parmalat, a portion of the share capital of Centrale Latte Roma, and ordered that the case be returned to the lower court judge.

Events Occurring After December 31, 2006

Settlement with Deloitte & Touche S.p.A. and Dianthus S.p.A.

On January 12, 2007, the action for damages filed by Parmalat against Deloitte & Touche S.p.A and Dianthus S.p.A. and their countersuits against Parmalat in the same proceedings were settled out of court. Under the terms of the settlement, Deloitte and Dianthus will pay Parmalat S.p.A. consideration amounting to US$149 million. As part of the settlement the parties agreed to withdraw all pending actions and claims.

On February 20, 2007, the New York Court issued an order granting a motion by which Deloitte & Touche S.p.A. and Dianthus S.p.A., and by Deloitte & Touche LLP, Deloitte & Touche USA LLP, Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Auditores Independentes asked the Court to issue an order regulating the relationships among jointly liable debtors (contribution bar).

As a result of the abovementioned order, the settlement became final and the amount payable to Parmalat S.p.A. became due. It was collected on schedule on February 23, 2007.

Parmalat Prevails in the Appeal Filed by Citigroup

On January 22, 2007, the New Jersey Court again rejected Citigroup's motion that the New Jersey courts lack international jurisdiction. This decision is consistent with earlier decisions by the same court and the Appellate Division. Lastly, the Superior Court of New Jersey, Appellate Division, with an order communicated on March 12, 2007 has rejected Citigroup's Motion for Leave to Appeal the denial of the motion to dismiss Parmalat's complaint on the basis of forum non conveniens.

Allocation of Shares

The process of allocating shares to the creditors of the Parmalat Group continued in 2006. At December 31, 2006, as a result of the share allocation process and the conversion of warrants, the Company's subscribed share capital totaled 1,641,527,456 euros. At March 20, 2007, it had amounted to 1,648,337,620 euros.

Specifically, 43,540,879 shares, equal to 2.6% of the share capital, are still held on deposit by Parmalat S.p.A. A breakdown of these shares is as follows:

- 16,147,888 shares, equal to 1.0% of the share capital, are owned by commercial creditors who have been identified by name and are held by Parmalat S.p.A. as intermediary through the Monte Titoli centralized securities clearing system;
- 27,392,991 shares, equal to 1.7% of the share capital, are registered in the name of Fondazione Creditori Parmalat, broken down as follows:
    - 120,000 shares represent the initial capital of Parmalat S.p.A.;
    - 27,272,991 shares, equal to 1.7% of the share capital, belong to creditors who have not yet claimed them.

Eurofood IFSC LTD – A Decision by the Regional Administrative Court of Latium Is Set Aside

On January 26, 2007, the Council of State upheld the appeal filed by Bank of America NA and Eurofood IFSC Limited. Ass a result, it automatically voided the Ministerial Decree that declared Eurofood eligible for extraordinary administration proceedings and asked the Ministry to revise in its entirety the decree subject of the challenge.

Settlement with the Banca Popolare di Milano Group

On February 2, 2007, the disputes arising from the actions to void in bankruptcy that Parmalat filed against Banca Popolare di Milano and Cassa di Risparmio di Alessandria and the action for damages brought by the Company against Banca Akros, as well as the lawsuit filed by Banca Akros against its exclusion from Parmalat's sum of liabilities, were settled out of court with two contracts structured as follows:

A) First Contract

BPM, acting also on behalf of Cassa di Risparmio di Alessandria, agreed to pay to Parmalat a total of 25 million euros to settle the actions to void in bankruptcy filed by Parmalat. The amount of the settlement was determined based on the fact that the actions to void in bankruptcy covered 34 million euros, which were never paid. BPM and Cassa di Risparmio di Alessandria waived the right to seek the inclusion among Parmalat's sum of liabilities of claims arising from the settlement amounts and will not file any further motions seeking inclusion among the sum of liabilities of Parmalat and other companies of the Parmalat Group.

B) Second Contract

Banca Akros agreed to withdraw the lawsuit it filed against its exclusion from Parmalat's sum of liabilities, it being understood that only the portion attributable to Banca Akros is being settled.

Settlement with The Nutrition Consortium Ltd.

A dispute between Ault Foods Ltd. (now Parmalat Dairy and Bakery Inc.) and The Nutrition Consortium Ltd. (TNC) that was pending before the Superior Court of Quebec, Canada, was settled out of court on February 6, 2007. The dispute was related to damage claims put forth by TNC, which alleged that Ault Foods Ltd. had cancelled unilaterally and without justification an exclusive distribution contract that the parties executed in 1996. Under the settlement, TNC agreed to waive any and all claims against Parmalat Dairy and Bakery Inc. in connection with the abovementioned distribution contract and will receive in return from Parmalat Dairy and Bakery Inc. a payment of 6 million Canadian dollars and a contribution of 350,000 Canadian dollars to cover legal costs.

Protection Under Section 304 of the U.S. Bankruptcy Law

A hearing to discuss whether the order of protection provided under Section 304 of the U.S. Bankruptcy Law should be made permanent instead of temporary was postponed to May 2, 2007. In the meantime, the temporary order of protection will remain in force until May 4, 2007.

Indulac – BofA

In March 2007, Bank of America *sent Indulac*, Parmalat's Directors and Statutory Auditors, and PricewaterhouseCoopers an official request for payment of a receivable of about *45 million* US dollars plus accrued interests relating to the financing contract "Credit agreement" dated July 13, 2001. This claim is challenged as part of a wider litigation (see Notes to the Financial Statements of the Parmalat Group, chapter "Pending civil litigations and settlements", paragraph "Parmalat vs. Bank of America" and chapter "Criminal litigations," paragraph "Criminal litigations pending in front of the Milan and Parma Courts").

Refer to the Official Prospectus (pages 251-253) for information about Parmalat's position towards Venezuelan subsidiaries.

The accounting treatment is reported in the Notes to financial statements both of Parmalat SpA and the Group.

Outlook for the Balance of 2007

In 2007, absent non-recurring transactions and changes in the scope of consolidation, the Group expects to report higher revenues and EBITDA than in 2006, consistent with its performance in the first two months of the current year.

These expectations are based on to the assumption of a positive contribution by functional products and the success of marketing and industrial projects that are currently being implemented. The positive operational results of the countries where the Group operates could partially suffer, in the Group consolidation, of the appreciation in value of the euro versus the currencies of the countries.

Thanks to the collection early in 2007 of the receivables generated by the settlements with BNL, BPM and Deloitte, virtually all of the net indebtedness has been eliminated. Moreover, the Group's operations in the various countries are expected to generate sufficient cash flows to fund their capital investment programs and their debt service obligations.

Balance Sheet and Income Statements

Parmalat S.p.A.

RECLASSIFIED BALANCE SHEET

(in millions of euros)	12/31/06	12/31/05 restated (**)	12/31/05 (*)
NON-CURRENT ASSETS	**1,605.4**	**1,671.8**	**1,704.9**
Intangibles	483.6	499.1	592.4
Property, plant and equipment	138.0	135.7	132.0
Non-current financial assets	964.5	1.021.1	964.6
Deferred-tax assets	19.3	15.9	15.9
AVAILABLE-FOR-SALE ASSETS, NET OF CORRESPONDING LIABILITIES	**7.5**	**7.4**	**7.4**
NET WORKING CAPITAL	**269.4**	**84.9**	**70.5**
Inventories	36.1	32.6	32.6
Trade receivables	225.7	256.4	245.7
Other current assets	298.5	192.1	181.3
Trade payables (-)	(204.0)	(293.3)	(286.2)
Other current liabilities (-)	(86.9)	(102.9)	(102.9)
INVESTED CAPITAL NET OF OPERATING LIABILITIES	**1,882.3**	**1,764.1**	**1,782.8**
PROVISIONS FOR EMPLOYEE BENEFITS (-)	**(40.6)**	**(40.7)**	**(40.7)**
PROVISIONS FOR RISKS AND CHARGES (-)	**(209.2)**	**(214.5)**	**(233.2)**
PROVISION FOR LIABILITIES ON CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(22.8)**	**(20.9)**	**(20.9)**
NET INVESTED CAPITAL	**1,609.7**	**1,488.0**	**1,488.0**
Covered by:			
SHAREHOLDERS' EQUITY	**1,951.1**	**1,812.5**	**1,812.5**
Share capital	1,641.5	1,619.9	1,619.9
Reserve for creditor challenges, contested liabilities and claims of late-filing creditors convertible exclusively into share capital	224.9	233.4	233.4
Other reserves	(11.6)	(11.5)	(11.5)
Retained earnings (Loss carryforward)	(29.3)	0.0	0.0
Profit (Loss) for the period	125.6	(29.3)	(29.3)
NET BORROWINGS	**(341.4)**	**(324.5)**	**(324.5)**
Loans payable to banks and other lenders	12.5	17.7	17.7
Financial assets (-) and liabilities (+) to Group companies	(7.1)	(3.2)	(3.2)
Other financial assets (-)	(206.0)	0.0	0.0
Cash and cash equivalents (-)	(140.8)	(339.0)	(339.0)
TOTAL COVERAGE SOURCES	**1,609.7**	**1,488.0**	**1,488.0**

(*) Approved at the Shareholders' Meeting of April 29, 2006.
(**) *The* adjustments compared with the financial statements approved at the abovementioned Shareholders' Meeting are discussed in the section entitled "*Adjustments* to the Financial Statements at December 31, 2005" In Notes to the Financial Statements

Parmalat S.p.A.

RECLASSIFIED INCOME STATEMENT

(in millions of euros)	2006	2005 restated (**)		2005 (*)	
		Actual	*Pro forma (unaudited)*	*Actual*	*Pro forma (unaudited)*
TOTAL NET REVENUES	**872,7**	**225,0**	**873,7**	**256.6**	**1,021.2**
Revenues from operations	841,9	221,7	863,1	253.3	1,010.6
Other revenues	30,8	3,3	10,6	3.3	10.6
OPERATING EXPENSES		**(211,8)**	**(816,6)**	**(243.4)**	**(964.1)**
Purchases, services and miscellaneous costs	(697,6)	(182,1)	(701,9)	(213.7)	(849.4)
Labor costs	(103,9)	(29,7)	(114,7)	(29.7)	(114.7)
Subtotal	**71,2**	**13,2**	**57,1**	**13.2**	**57.1**
Writedowns of receivables and other provisions	(1,7)	(2,4)	(15,4)	(2.4)	(15.4)
EBITDA	**69,5**	**10,8**	**41,7**	**10.8**	**41.7**
Depreciation, amortization and writedowns of non-current assets	(29,9)	(6,9)	(25,5)	(6.9)	(25.5)
Other revenues and expenses					
- Costs incurred due to the alleged ITX contamination	0,0	(10,8)	(10,8)	(10.8)	(10.8)
- Legal fees for actions to void and actions for damages	(55,0)	(6,9)	(6,9)	(6.9)	(6.9)
- Restructuring costs	0,0	(9,4)	(9,4)	(9.4)	(9.4)
- Additions to provision for losses of investee companies	(42,4)	(7,6)	(7,6)	(7.6)	(7.6)
- Additions to provision for losses of companies under E.A.	0,0	(5,5)	(5,5)	(5.5)	(5.5)
- Miscellaneous revenues and expenses	180,1	2,3	1,8	2.3	1.8
EBIT	**122,3**	**(34,0)**	**(22,2)**	**(34.0)**	**(22.2)**
Financial income	20,5	3,9	21,1	2.6	21.1
Financial expense (-)	(7,7)	(1,6)	(5,9)	(0.3)	(5.9)
PROFIT (LOSS) BEFORE TAXES AND THE RESULT FROM DISCONTINUING OPERATIONS	**135,1**	**(31,7)**	**(7,0)**	**(31.7)**	**(7.0)**
Income taxes	(9,6)	3,8	(0,6)	3.8	(0.6)
NET PROFIT (LOSS) FROM CONTINUING OPERATIONS	**125,5**	**(27,9)**	**(7,6)**	**(27.9)**	**(7.6)**
Net profit (loss) from discontinuing operations	0,1	(1,4)	(4,7)	(1.4)	(4.7)
NET PROFIT (LOSS) FOR THE PERIOD	**125,6**	**(29,3)**	**(12,3)**	**(29.3)**	**(12.3)**

(*) Approved at the Shareholders' Meeting of April 29, 2006.
(**) The adjustments compared with the financial statements approved at the abovementioned Shareholders' Meeting are discussed in the section entitled "Adjustments to the Financial Statements at December 31, 2005" in Notes to the Financial Statements.

Parmalat S.p.A.

STATEMENT OF CHANGES IN NET FINANCIAL POSITION IN 2006

(in millions of euros)	2006	2005
Net borrowings at beginning of period	**(324.5)**	**0.5**
Changes during the period:		
- Cash flow from operating activities	(116.3)	(76.9)
- Cash flow from investing activities	6.3	(1,582.5)
- Cash flow from financing activities	24.3	(254.7)
- Cash flow from infra group financing activities	(3.8)	(3.2)
- Acquisition executed on October 1, 2005	0.0	1,600.8
- Cash flow from payments to creditors with preferential and prededuction claims	62.4	
- Cash flow from discontinuing operations	0.1	(8.8)
- Miscellaneous items	10.0	0.3
Total changes during the period	(17.0)	(325.0)
Net borrowings at end of period	**(341.5)**	**(324.5)**

Parmalat Group

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(in millions of euros)	12/31/06	12/31/05 restated (**)	12/31/05 (*)
NON-CURRENT ASSETS	**2,158.5**	**2,305.2**	**2,346.6**
Intangibles	1,290.5	1,405.1	1,567.6
Property, plant and equipment	728.1	719.5	698.3
Non-current financial assets	99.3	138.5	39.8
Deferred-tax assets	40.6	42.1	40.9
AVAILABLE-FOR-SALE ASSETS, NET OF CORRESPONDING LIABILITIES	**24.2**	**118.0**	**100.9**
NET WORKING CAPITAL	**545.4**	**330.8**	**337.6**
Inventories	348.3	332.1	335.6
Trade receivables	530.0	555.5	546.1
Other current assets	406.6	261.8	266.5
Trade payables (-)	(521.0)	(575.6)	(567.7)
Other current liabilities (-)	(218.5)	(243.0)	(242.9)
INVESTED CAPITAL NET OF OPERATING LIABILITIES	**2,728.1**	**2,754.0**	**2,785.1**
PROVISIONS FOR EMPLOYEE BENEFITS (-)	**(122.1)**	**(113.0)**	**(113.0)**
PROVISIONS FOR RISKS AND CHARGES (-)	**(359.5)**	**(373.1)**	**(404.2)**
PROVISION FOR LIABILITIES ON CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(24.8)**	**(20.9)**	**(20.9)**
NET INVESTED CAPITAL	**2,221.7**	**2,247.0**	**2,247.0**
Covered by:			
SHAREHOLDERS' EQUITY	**2,051.7**	**1,877.7**	**1,877.7**
Share capital	1,641.5	1,619.9	1,619.9
Reserve for creditor challenges, contested liabilities and claims of late-filing creditors convertible exclusively into share capital	224.9	233.4	233.4
Other reserves	(44.5)	(4.9)	(4.9)
Retained earnings (Loss carryforward)	(0.3)		
Profit (Loss) for the period	192.5	(0.3)	(0.3)
Minority interest in shareholders' equity	37.6	29.6	29.6
NET BORROWINGS	**170.0**	**369.3**	**369.3**
Loans payable to banks and other lenders	694.2	871.0	871.0
Loans payable to investee companies	5.4	3.5	3.5
Other financial assets (-)	(207.8)	(2.1)	(2.1)
Financial accrued income and prepaid expenses (-)		(0.4)	(0.4)
Cash and cash equivalents (-)	(321.8)	(502.7)	(502.7)
TOTAL COVERAGE SOURCES	**2,221.7**	**2,247.0**	**2,247.0**

(a) The schedule that reconciles the result and shareholders' equity at December 31, 2006 of Parmalat S.p.A. and the consolidated result and shareholders' equity is explained in the Notes to the Consolidated Financial Statements.

(*) Approved at the Shareholders' Meeting of April 29, 2006.
(**) The adjustments compared with the financial statements approved at the abovementioned Shareholders' Meeting are discussed in the section of Notes to the Financial Statements entitled "Adjustments to the Financial Statements at December 31, 2005."

Parmalat Group

RECLASSIFIED CONSOLIDATED INCOME STATEMENT

(in millions of euros)	**2006**	**2005 restated (**)**		**2005 (*)**	
		Actual	*Pro forma (unaudited)*	*Actual*	*Pro forma (unaudited)*
TOTAL NET REVENUES	**3,881.4**	**1,034.5**	**3,706.1**	**1,083.5**	**3,901.4**
Revenues from operations	3,844.0	1,021.6	3,681.0	1,070.6	3,876.3
Other revenues	37.4	12.9	25.1	12.9	25.1
OPERATING EXPENSES	**(3,525.7)**	**(948.7)**	**(3,393.2)**	**(997.7)**	**(3,588.5)**
Purchases, services and miscellaneous costs	(3,047.8)	(824.0)	(2,933.6)	(873.0)	(3,128.9)
Labor costs	(477.9)	(124.7)	(459.6)	(124.7)	(459.6)
Subtotal	**355.7**	**85.8**	**312.9**	**85.8**	**312.9**
Writedowns of receivables and other provisions	(5.0)	(7.0)	(34.8)	(7.0)	(34.8)
EBITDA	**350.7**	**78.8**	**278.1**	**78.8**	**278.1**
Depreciation, amortization and writedowns of non-current assets	(150.5)	(29.7)	(101.7)	(29.7)	(101.7)
Other revenues and expenses:					
- Rebilling of costs incurred due to the alleged ITX contamination	(10.4)				
- Costs incurred due to the alleged ITX contamination		(10.8)	(10.8)	(10.8)	(10.8)
- Legal fees for actions to void and actions for damages	(55.0)	(6.9)	(6.9)	(6.9)	(6.9)
- Restructuring costs	(12.3)	(9.4)	(9.4)	(9.4)	(9.4)
- Addition to provision for losses of companies under E.A.	(0.3)	(5.5)	(5.5)	(5.5)	(5.5)
- Miscellaneous revenues and expenses	156.5	7.8	30.3	7.8	30.3
EBIT	**299.5**	**24.3**	**174.1**	**24.3**	**174.1**
Financial income	30.6	13.5	13.5	13.5	13.5
Financial expense (-)	(100.9)	(30.7)	(85.1)	(30.7)	(85.1)
Interest in profit (loss) of companies valued by the equity method		(0.3)	(0.2)	(0.3)	(0.2)
Other income from (charges for) equity investments	0.5				
PROFIT (LOSS) BEFORE TAXES	**229.7**	**6.8**	**102.3**	**6.8**	**102.3**
Income taxes	(34.2)	(4.2)	(47.3)	(4.2)	(47.3)
NET PROFIT (LOSS) FROM CONTINUING OPERATIONS	**195.5**	**2.6**	**55.0**	**2.6**	**55.0**
Net profit (loss) from discontinuing operations	(0.1)	(1.4)	(4.7)	(1.4)	(4.7)
NET PROFIT (LOSS) FOR THE PERIOD	**195.4**	**1.2**	**50.3**	**1.2**	**50.3**
Minority interest in net (profit) loss	(2.9)	(1.5)	(5.0)	(1.5)	(5.0)
Group interest in net profit (loss)	192.5	(0.3)	45.3	(0.3)	45.3

Continuing operations:

Basic earnings per share	**0.1178**	**0.0028**
Diluted earnings per share	**0.1140**	**0.0028**

(*) Approved at the Shareholders' Meeting of April 29, 2006.

(**) The adjustments compared with the financial statements approved at the abovementioned Shareholders' Meeting are discussed in the section entitled "Adjustments to the Financial Statements at December 31, 2005." In the Notes to the Financial Statements

Parmalat Group

STATEMENT OF CHANGES IN NET FINANCIAL POSITION IN 2006

(in millions of euros)	2006	2005
Net borrowings at beginning of period	**369.3**	**0.5**
Changes during the period:		
- Cash flow from operating activities	(51.2)	(18.5)
- Cash flow from investing activities	102.7	29.0
- Acquisition executed on October 1, 2005		370.1
- Cash flow from transactions	(44.5)	
- Cash flow from divestitures and other minor income	(185.3)	(21.2)
- Change in scope of consolidation impact	36.3	
- Translation impact	(57.3)	9.4
Total changes during the period	(199.3)	368.8
Net borrowings at end of period	**170.0**	**369.3**

BREAKDOWN OF NET FINANCIAL POSITION

(in millions of euros)	12/31/06	12/31/05
Net borrowings		
Loans payable to banks and other lenders	694.2	871.0
Loans payable to investee companies	5.4	3.5
Other financial assets (-)	(207.8)	(2.1)
Financial accrued income and prepaid expenses		(0.4)
Cash and cash equivalents (-)	(321.8)	(502.7)
Total	**170.0**	**369.3**

RECONCILIATION OF CHANGE IN NET INDEBTEDNESS AND CASH FLOW STATEMENT (Cash and Cash Equivalents)

(in millions of euros)	Cash and cash equivalents	Indebtedness net of cash and cash equivalents	Net amount
Balance at beginning of period	**(502.7)**	**872.0**	**369.3**
Cash flow from operating activities	(51.2)		(51.2)
Cash flow from investing activities	102.7		102.7
New borrowings	(460.7)	460.7	-
Loan repayments	618.0	(618.0)	-
Investments in current and minor financial assets	209.9	(209.9)	-
Cash flow from transactions	(44.5)		(44.5)
Cash flow from divestitures and other minor income	(185.3)		(185.3)
Change in scope of consolidation impact	(22.4)	58.7	36.3
Foreign exchange impact	14.4	(71.7)	(57.3)
Balance at end of period	**(321.8)**	**491.8**	**170.0**

Glossary

CAGR	Abbreviation for Compounded Annual Growth Rate.
Dairy	Milk and products derived from milk.
Functional Foods	Products (food or ingredients) enriched in a way that makes them beneficial for health beyond the value of the nutritional elements they contain naturally and gives them specific characteristics, such as making them easily digestible, preventing cardiovascular diseases, etc.
ESL or **Microfiltered**	Extended Shelf Life milk is milk that has been microfiltered and pasteurized so that it can be distributed without refrigeration. ESL milk has a 10-day shelf life.

Motion Submitted by the Board of Directors to the Shareholders' Meeting

Dear Shareholders:

We recommend that you:

(i) Approve the annual financial statements at December 31, 2006, which show a net profit of 125,611,154 euros, and the Report on Operations for the same year;

(ii) Cover the loss brought forward from the previous year, which amounts to 29,337,671 euros, as follows:
   a) use the entire balance in the reserve "for the coverage of losses," which amounts to 1,020,343 euros;
   b) use a portion of the profit for the year to cover the balance of 28,317,328 euros;

(iii) Replenish the negative balance of 12,746,496 euros in the reserve for share listing costs by using a portion of the profit for the year;

(iv) Add to the statutory reserve 5% of the net profit that remains after the utilizations set forth in Items (ii) and (iii) of this Resolution, which amounts to 4,227,367 euros;

(v) Appropriate the 80,319,963 euros in net profit that remains after the utilizations set forth in Items (ii) and (iii) of this Resolution and the addition to the statutory reserve referred to in Item (iv) as follows:
   a) distribute a dividend of 0.025 euros on each of 1,648,337,620 shares issued on March 20, 2007, for a total of 41,208,440 euros;
   b) pursuant to the terms of the Composition with Creditors, add 3,961,736 euros to the reserve for creditors who are challenging the rejection of their claims or hold conditional claims and may be found subsequently to be entitled to receive shares;
   c) set aside the remaining 35,149,787 euros in a reserve that will be used to satisfy the rights of any late-filing creditors and creditors with contested claims, if and when their claims are officially verified.

The dividend of 0.025 euros per share, which corresponds to Coupon No. 1, will be payable on June 18, 2007, value date June 21, 2007

Collecchio, March 21, 2007

The Board of Directors
by:

Raffaele Picella
Chairman

Enrico Bondi
Chief Executive Officer

Parmalat S.p.A.

Financial Statements at December 31, 2006

Balance Sheet

Note	(in euros)	12/31/06	12/31/05 restated (**)	12/31/05 (*)
	NON-CURRENT ASSETS	**1,605,321,426**	**1,671,785,296**	**1,704,907,639**
(1)	Goodwill	233,794,145	233,794,145	320,892,235
(2)	Trademarks with an indefinite useful life	180,600,000	230,600,000	236,800,000
(3)	Other intangibles	69,158,165	34,699,207	34,699,207
(4)	Property, plant and equipment	137,992,047	135,697,587	132,013,052
(5)	Investments in associates	686,989,503	720,414,499	724,431,991
(6)	Other non-current financial assets	277,532,280	300,630,883	240,122,179
	of which infragroup financial receivables	*276,142,884*	*288,669,041*	*237,256,822*
(7)	Deferred-tax assets	19,255,286	15,948,975	15,948,975
	CURRENT ASSETS	**916,582,148**	**823,351,663**	**801,866,461**
(8)	Inventories	36,081,647	32,593,186	32,593,186
(9)	Trade receivables	225,660,938	256,421,933	245,690,168
	of which infragroup receivables	*36,075,095*	*54,650,138*	*52,258,782*
(10)	Other current assets	307,973,826	195,345,099	184,591,662
	of which infragroup financial receivables	*9,421,027*	*3,270,516*	*3,270,516*
(11)	Readily available financial assets	206,048,721	0	0
(12)	Cash and cash equivalents	140,817,016	338,991,445	338,991,445
(13)	**Available-for-sale assets**	**7,481,702**	**7,396,367**	**7,396,367**
	TOTAL ASSETS	**2,529,385,276**	**2,502,533,326**	**2,514,170,467**
	SHAREHOLDERS' EQUITY	**1,951,042,595**	**1,812,422,906**	**1,812,422,906**
(14)	Share capital	1,641,527,456	1,619,945,197	1,619,945,197
(15)	Reserve for creditor challenges and claims of late-filing creditors convertible exclusively into share capital	224,879,726	233,343,426	233,343,426
(16)	Shares subscribed through the exercise of warrants	88,083	198,107	198,107
(17)	Other reserves	(11,726,153)	(11,726,153)	(11,726,153)
(18)	Retained earnings (Loss carryforward)	(29,337,671)	0	0
(19)	Profit (Loss) for the year	125,611,154	(29,337,671)	(29,337,671)
	NON-CURRENT LIABILITIES	**282,938,169**	**282,822,534**	**301,599,189**
(20)	Long-term borrowings	10,326,271	6,653,144	6,653,144
(21)	Deferred-tax liabilities	20,457,222	12,282,158	12,282,158
(22)	Post-employment benefits	40,600,247	40,749,819	40,749,819
(23)	Provisions for risks and charges	188,765,150	202,224,171	221,000,826
(24)	Provision for contested preferential and prededuction claims	22,789,279	20,913,242	20,913,242
	CURRENT LIABILITIES	**295,404,512**	**407,287,886**	**400,148,372**
(25)	Short-term borrowings	4,554,433		0
(26)	Financial liabilities for preferential and prededuction claims	0	11,082,979	11,082,979
(27)	Trade payables	203,972,270	223,927,614	216,788,100
	of which infragroup payables	*24,150,642*	*34,986,155*	*34,986,155*
(26)	Trade payables with preferential or prededuction status	0	69,380,661	69,380,661
(28)	Other current liabilities	82,134,385	93,475,487	93,475,487
	of which infragroup financial liabilities	*2,332,806*	*0*	*0*
(26)	Other payables with preferential or prededuction status	0	8,838,463	8,838,463
(29)	Income taxes payable	4,743,424	582,682	582,682
	Liabilities directly attributable to available-for-sale assets	**0**	**0**	**0**
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,529,385,276**	**2,502,533,326**	**2,514,170,467**

(*) Approved at the Shareholders' Meeting of April 29, 2006.
(**) The adjustments compared with the financial statements approved at the abovementioned Shareholders' Meeting are discussed in the section entitled "Adjustments to the Financial Statements at December 31, 2005" of the Notes to the Financial Statements.

Income Statement

Note	(in euros)	2006	2005 Restated (**)	2005 (*)
(30)	**REVENUES**			
	Sales and service revenues	841,903,321	221,678,927	253,321,344
	of which infragroup	*66,042,753*	*18,895,326*	*18,895,326*
	Royalties and other revenues	30,756,821	3,315,977	405,910
	Total revenues	**872,660,142**	**224,994,904**	**253,727,254**
(31)	Cost of sales	578,023,443	162,360,663	162,360,663
	of which infragroup	*98,323,395*	*21,879,947*	*21,879,947*
(32)	Distribution costs	173,128,435	45,286,581	76,928,998
	of which infragroup	*14,143,124*	*4,415,029*	*4,415,029*
(33)	Administrative expenses	81,861,603	12,251,212	12,251,212
(34)	Other (income)/expense	(180,185,154)	(1,055,670)	(3,965,737)
	Restructuring costs	0	9,400,000	9,400,000
	Cost of disposing of ITX packaging materials	0	10,761,820	10,761,820
(35)	Legal fees paid in actions for damages and actions to void in bankruptcy	55,012,785	6,892,792	6,892,792
(36)	Charge for losses of associates	42,386,751	7,611,520	7,611,520
	Charge for expenses of companies under extraordinary administration	0	5,500,000	5,500,000
	EBIT	**122,432,279**	**(34,014,014)**	**(34,014,014)**
(37)	Financial income	20,472,843	3,907,828	3,907,828
	of which infragroup	*10,163,201*	*632,121*	*632,121*
(37)	Financial expense	(7,736,126)	(1,602,912)	(1,602,912)
	PROFIT (LOSS) BEFORE TAXES AND RESULT FROM DISCONTINUING OPERATIONS	**135,168,996**	**(31,709,098)**	**(31,709,098)**
(38)	Income taxes	9,612,177	(3,787,512)	(3,787,512)
	PROFIT (LOSS) FROM CONTINUING OPERATIONS	**125,556,819**	**(27,921,586)**	**(27,921,586)**
(39)	Profit (Loss) from discontinuing operations	54,335	(1,416,085)	(1,416,085)
	PROFIT (LOSS) FOR THE YEAR	**125,611,154**	**(29,337,671)**	**(29,337,671)**

(*) Approved at the Shareholders' Meeting of April 29, 2006.
(**) The adjustments compared with the financial statements approved at the abovementioned Shareholders' Meeting are discussed in the section entitled "Adjustments to the Financial Statements at December 31, 2005" of the Notes to the Financial Statements.

Cash Flow Statement

(in thousands of euros)	2006	2005 (*)
OPERATING ACTIVITIES		
Profit (Loss) from operating activities	125,557	(27,921)
Depreciation and amortization	29,869	6,944
Writedowns of current and non-current assets	44,089	2,357
Net non-cash (income) expense	(1,202)	
Change in net working capital – operating assets	(74,342)	25,664
Net change in other provisions	(7,671)	294,946
SUBTOTAL – CASH FLOWS FROM OPERATING ACTIVITIES	**116,300**	**301,990**
Costs incurred to pursue actions for damages and actions to void in bankruptcy	(55,013)	(45,140)
Prededuction and preferential claims paid	(62,364)	(52,786)
CASH FLOWS FROM OPERATING ACTIVITIES	**(1,077)**	**204,064**
INVESTING ACTIVITIES		
Additions to intangibles	(2,124)	(596,432)
Additions to property, plant and equipment	(14,499)	(134,917)
Additions to investments in associates	(8,962)	(724,432)
Additions to other non-current financial assets	23,099	(256,071)
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,486)**	**(1,711,852)**
FINANCING ACTIVITIES		
Short-term borrowings	0	(3,271)
Dividends	7,466	0
Non-current financial liabilities	(5,188)	6,653
Current financial liabilities	(3,817)	10,469
Readily available financial assets	(206,049)	
Share capital	21,582	1,619,825
Reserves	(8,574)	221,830
CASH FLOWS FROM FINANCING ACTIVITIES	**(194,580)**	**1,855,506**
CASH FLOW FROM DISCONTINUING OPERATIONS (including profit or loss)	**(31)**	**(8,812)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN 2006	**(198,174)**	**338,906**
CASH AND CASH EQUIVALENTS AT 1/1/06	**338,991**	**85**
CASH AND CASH EQUIVALENTS AT 12/31/06	**140,817**	**338,991**

(*) Approved at the Shareholders' Meeting of April 29, 2006.

Changes in Shareholders' Equity

The table below shows the changes that affected the Company's shareholders' equity accounts between January 1, 2005 and December 31, 2006:

(in thousands of euro)	Share capital	Reserves converted into share capital for creditor challenges and claims of late-filing creditors	Other reserves		Loss carry-forward	Loss for the year	Share-holders' equity
			Other reserves	Shares sub-scribed through exercise of warrants			
Balance at 1/1/05	**120**		**-**		**(1)**	**(14)**	**105**
Loss brought forward							0
Transfer from reserves							
Contribution to cover losses			1,020		1	14	1,035
Share cap. increase as per Comp. w. Creditors	1,600,807[1]						1,600,807
Provision for creditor challenges and claims of late-filing creditors		248,335					248,335
Allocation of share-listing costs			(12,746)				(12,746)
Share capital incr. (from convertible provisions)	14,992	(14,992)					0
Share cap. incr. (from waivers of prefer. status)	3,619						3,619
Exercise of warrants	407			198			605
Profit (Loss) for the year						(29,338)	(29,338)
Balance at 12/31/05	**1,619,945**	**233,343**	**(11,726)**	**198**	**0**	**(29,338)**	**1,812,422**
Loss brought forward					(29,338)	29,338	0
Share capital incr. (from convertible provisions)	8,464	(8,464)					0
Share cap. incr. (from waivers of prefer. status)	7,629						7,629
Share cap. incr. (from convers. of provisions)	3,734						3,734
Allocation of shares to subscribers of 2005 warrants	198			(198)			0
Exercise of warrants	1,557			88			1,645
Profit (Loss) for the year						125,611	125,611
Balance at 12/31/06	**1,641,527**	**224,879**	**(11,726)**	**88**	**(29,338)**	**125,611**	**1,951,041**
Note	*(14)*	*(15)*	*(17)*	*(16)*	*(18)*	*(19)*	

[1] Includes 1,502.4 million euros in capital increase for unsecured creditors with verified claims, 38.7 million euros in capital for claims acquired by the Foundation, 3.5 million euros in capital for adjustments made by the Court of Parma to the lists of creditors and 56.2 million euros in capital for claims of preferential creditors who asked to change their status to unsecured creditors.

Notes to the Financial Statements

The separate financial statements of Parmalat S.p.A. for the year ended December 31, 2006 include a balance sheet, an income statement, a cash flow statement, a statement of changes in shareholders' equity and the accompanying notes.

The Separate financial statements of the Group's Parent Company were prepared in accordance with the International Financial Reporting Standards (hereinafter "IFRSs" or "international accounting principles") published by the International Accounting Standards Board (IASB) and adopted by the European Commission in accordance with the procedure set forth in Article 6 of Regulation (EC) No. 1606/2002 enacted by the European Parliament and European Council on July 19, 2002. Specifically, the financial statements of the Group's Parent Company for the year ended December 31, 2006 were prepared in accordance with the disclosure requirements of IAS 1 "Presentation of Financial Statements." Please note that, as allowed by Legislative Decree No. 38/2005, the Company had opted to apply the IFRSs starting with the 2005 financial statements.

As allowed by IFRS 3 – Business Combinations, in its financial statements at December 31, 2005, the Company had recognized on a provisional basis the business combination that resulted in the transfer of the assets and liabilities of the 16 companies included in the composition with creditors to Parmalat S.p.A. This transfer took place on October 1, 2005 pursuant to a decision by the Court of Parma approving the Proposal of Composition with Creditors.

During the 12 months that followed the acquisition of the abovementioned assets and liabilities, the Company obtained additional information that enabled it to refine the estimated fair value of the acquired assets and liabilities.

Consequently, in 2006, the Company made the necessary adjustments to the amounts recognized for some of the acquired assets and liabilities, required by Paragraph 62 of IFRS 3. The offset to these adjustments was a corresponding adjustment to the carrying amount of goodwill.

The income statement is presented in a format with items classified "by destination," while in the balance sheet assets and liabilities are classified as "current" or "non-current." The cash flow statement has been prepared using the "indirect method".

In view of the amounts involved, the financial statement data listed in these notes are in millions of euros, except as noted.

Adjustments to the Financial Statements at December 31, 2005

Adjustments to the Balance Sheet

Completion of the Provisional Recognition of Assets and Liabilities Acquired as Part of the Business Combination Involving the Companies Included in the Composition with Creditors

Because of the adjustments made to the financial statements at December 31, 2005 due to the adoption of IFRS 3 in connection with the final recognition of goodwill, which had been recognized on a provisional basis upon the business combination of October 2005, the 2005-2006 comparative tables provided in the Notes to the Financial Statements also include restated balance sheet and income statement data.

The schedule that follows shows the adjustments made to the balance sheet to complete the initial recognition of assets and liabilities.

Ref.	*(in millions of euros)*	12/31/05 restated (**)	12/31/05 (*)	Adjustments
	NON-CURRENT ASSETS	**1,671.8**	**1,704.9**	**(33.1)**
(i)	Goodwill	233.8	320.9	(87.1)
(a)	Trademarks with an indefinite useful life	230.6	236.8	(6.2)
	Other intangibles	34.7	34.7	0.0
(b)	Property, plant and equipment	135.7	132.0	3.7
(c)	Investments in associates	720.4	724.4	(4.0)
(d)	Other non-current financial assets	300.6	240.1	60.5
	Deferred-tax assets	16.0	16.0	0
	CURRENT ASSETS	**823.3**	**801.9**	**21.4**
	Inventories	32.6	32.6	0.0
(e)	Trade receivables	256.4	245.7	10.7
(f)	Other current assets	195.3	184.6	10.7
	Cash and cash equivalents	339.0	339.0	0
	Available-for-sale assets	**7.4**	**7.4**	**0.0**
	TOTAL ASSETS	**2,502.5**	**2,514.2**	**(11.7)**
	SHAREHOLDERS' EQUITY	**1,812.5**	**1,812.5**	**0.0**
	Share capital	1,619.9	1,619.9	0.0
	Reserve for creditor challenges convertible into share capital	191.3	191.3	0.0
	Reserve for claims of late-filing creditors convertible into share capital	42.1	42.1	0.0
	Shares subscribed through the exercise of warrants	0.2	0.2	0.0
	Other reserves	(11.7)	(11.7)	0.0
	Retained earnings (Loss carryforward)	0	0	0.0
	Profit (Loss) for the year	(29.3)	(29.3)	0.0
	NON-CURRENT LIABILITIES	**282.7**	**301.5**	**(18.8)**
	Long-term borrowings	6.6	6.6	0.0
	Deferred-tax liabilities	12.3	12.3	0.0
	Post-employment benefits	40.7	40.7	0.0
(g)	Provisions for risks and charges	202.2	221.0	(18.8)
	Provision for contested preferential and prededuction claims	20.9	20.9	0.0
	CURRENT LIABILITIES	**407.3**	**400.2**	**7.1**
	Short-term borrowings			
	Financial liabilities for preferential and prededuction claims	11.1	11.1	0.0
(h)	Trade payables	223.9	216.8	7.1
	Trade payables with preferential or prededuction status	69.4	69.4	0.0
	Other current liabilities	93.5	93.5	0.0
	Other payables with preferential or prededuction status	8.8	8.8	0.0
	Income taxes payable	0.6	0.6	0.0
	Liabilities directly attributable to available-for-sale assets	**0.0**	**0.0**	**0.0**
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,502.5**	**2,514.2**	**(11.7)**

(*) Approved at the Shareholders' Meeting of April 29, 2006.

(a) Trademarks with an Indefinite Useful Life

The decrease of 6.2 million euros reflects the better estimate of the fair value of some local brands (Berna and Lactis) at the date of acquisition.

(b) Property, Plant and Equipment

The increase of 3.7 million euros reflects the fair value measurement of buildings located on Via Salaria, in Rome, which was greater than the amount used upon initial recognition of the business combination.

The depreciation recognized in the income statement at December 31, 2005 was not restated because the amount involved was not material and the property in question was sold in 2006.

(c) Investments in Associates

The adjustment made to investments in associates (a decrease of 4.0 million euros) reflects adjustments made to the fair value of the investments in the companies listed below. These adjustments were made based on valuations developed by management with the support of appraisals provided by independent experts, when available. The adjustments made are summarized below:

(in millions of euros)	**Adjustment to value of investment**
Increase in value attributed to the investment in Italcheese S.p.A.	3.6
Increase in value attributed to the investment in Newlat S.p.A.	9.4
Increase in value attributed to the investment in Carnini S.p.A.	10.0
Increase in value attributed to the investment in Boschi Luigi e Figli S.p.A.	3.7
Decrease in value attributed to the investment in Dalmata S.r.l.	(13.8)
Decrease in value attributed to the investment in Compagnia Finanziaria Alimenti S.r.l.	(1.9)
Decrease in value attributed to the investment in Latte Sole S.p.A.	(10.0)
Decrease in value attributed to the investment in Centrale del Latte di Roma S.p.A.	(2.8)
Decrease in value attributed to the investment in OOO Parmalat MK	(2.2)
Decrease in value recognized in the restated balance sheet at 12/31/05	**(4.0)**

(d) Other Non-current Financial Assets

The increase in value of 60.5 million euros attributed to other non-current financial assets is the result of additional information, obtained after the initial provisional valuation, with regard to the recoverability of loans made prior to the composition with creditors (9.1 million euros), of receivables owed by the Boschi Luigi e Figli S.p.A. and Compagnia Finanziaria Alimenti e Impianti Sportivi Parma S.r.l. subsidiaries (4.8 million euros in total) and of the amount recoverable (46.6 million euros) from the SATA S.r.l. bankruptcy, of which 23.9 million euros were collected in 2006.

(e) Trade Receivables

Additional information obtained subsequently about the recoverability of receivables owed by supermarket chains and the Boschi Luigi e Figli S.p.A. and OOO Parmalat MK subsidiaries enables the Company to recognize an additional 10.7 million euros compared with the provisional valuation.

(f) Other Current Assets

Based on information that became available during the 12 months following the acquisition, the fair value of some receivables that were not trade related was increased by 10.7 million euros as part of the process of completing the recognition of the business combination. These receivable consist of tax refunds claimed by certain Dutch companies included in the composition with creditors, which were collected in 2006.

(g) Provisions for Risks and Charges

A breakdown of the decrease in the provisions for risks and charges is provided below:

(in millions of euros)	
Downward adjustment to a provision for tax risks	0.5
Downward adjustment to the amount recognized upon provisional valuation for a provision to cover liabilities toward the antitrust authorities	11.2
Reclassification to trade payables of the provision for prize contest programs	7.1
Total	**18.8**

(h) Trade Payables

The increase in this account reflects the reclassification of the balance in provision for prize contest programs (7.1 million euros), which is related mainly to short-term marketing initiatives.

(i) Goodwill

The offset to the adjustments made to recognize the final fair value assigned to the acquired assets and liabilities, as described above, was a corresponding adjustment to the carrying amount of goodwill, which changed as follows:

(in millions of euros)	
Goodwill recognized on the financial statements at December 31, 2005 approved by the Shareholders' Meeting on April 27, 2006	**320.9**
Decrease in value attributed to trademarks with an indefinite useful life	6.2
Increase in value attributed to buildings	(3.7)
Decrease in value attributed to investments in associates	4.0
Increase in value attributed to other non-current financial assets	(60.5)
Increase in value attributed to trade receivables	(10.7)
Increase in value attributed to other current assets	(10.7)
Decrease in the amounts added to the provisions for risks and charges	(11.7)
Amount recognized in the restated financial statements at December 31, 2005	**233.8**

The difference in the amount shown for goodwill in the approved financial statements and the restated financial statements (at December 31, 2005) is a decrease of 87.1 million euros.

Income Statement Reclassifications

A survey of the financial statements of major industrial groups in the food industry has shown that discounts and trade promotions are deducted directly from sales revenues. Starting with these financial statements, the company changed its classification criteria and restated accordingly the data for the previous year that are provided for comparison purposes.

The table below shows the reclassifications made to the income statement.

Ref.	*(in millions of euros)*	**2005 restated**	**2005(*)**	**Reclassifi-cations**
	REVENUES			
(a)	Revenues from the sale of goods and services	221.7	252.6	(30.9)
(b)	Service revenues	0.0	0.7	(0.7)
(b)	Royalties and other revenues	3.3	0.4	2.9
	Total revenues	**225.0**	**253.7**	**(28.7)**
	Cost of sales	162.4	162.4	0.0
(a)	Distributions costs	45.3	76.9	(31.6)
	Administrative expenses	12.2	12.2	0.0
(b)	Other (income)/expense	(1.1)	(4.0)	2.9
	Restructuring costs	9.4	9.4	0.0
	Cost of disposing of ITX packaging materials	10.8	10.8	0.0
	Legal fees paid in actions for damages and actions to void in bankruptcy	6.9	6.9	0.0
	Allowance for losses of associates	7.6	7.6	0.0
	Allowance for expenses of companies under extraordinary administration	5.5	5.5	0.0
	EBIT	**(34.0)**	**(34.0)**	**0.0**
	Financial income	3.9	3.9	0.0
	Financial expense	(1.6)	(1.6)	0.0
	PROFIT (LOSS) BEFORE TAXES AND RESULT FROM DISCONTINUING OPERATIONS	**(31.7)**	**(31.7)**	**0.0**
	Income taxes	(3.8)	(3.8)	0.0
	PROFIT (LOSS) FROM CONTINUING OPERATIONS	**(27.9)**	**(27.9)**	**0.0**
	Profit (Loss) from discontinuing operations	(1.4)	(1.4)	0.0
	PROFIT (LOSS) FOR THE YEAR	**(29.3)**	**(29.3)**	**0.0**

(*) Approved at the Shareholders' Meeting of April 29, 2006.

(a) Sales Revenues/Distribution Costs

In 2006, the Company changed the accounting classification it assigns to certain types of discounts and trade promotions it provides to retail chains. This change was implemented to provide a presentation that was fully consistent with the requirements of the international accounting principles and best industry practices.

As a result of these reclassifications, discounts and trade promotions, which previously were booked as distribution cost, are being deducted from sales revenues.

The resulting reclassification, which produced a decrease of 31.6 million euros both in revenues and distribution costs, had no impact on the profit for the year.

(b) Other Reclassifications

In order to provide a presentation that reflects more faithfully the results from operations, the Company changed the accounting classification it assigns to certain types of revenues. Specifically, it provided a sales revenue amount that also includes the revenues generated by services and added to royalties the amount corresponding to other operating revenues, which previously were shown separately.

Valuation Criteria

The main valuation criteria adopted in the preparation of the financial statements at December 31, 2006 are reviewed below.

Current Assets

Inventories
Inventories are carried at the lower of purchase/production cost or net realizable value, which is the amount that an enterprise expects to receive by selling these items in the normal course of business.

The cost of inventories is determined by the weighted average cost method.

Cash and Cash Equivalents
Cash and cash equivalents consist mainly of cash on hand, sight deposits with banks, other highly liquid short-term investments (that can be turned into cash within 90 days from the date of purchase) and overdraft facilities. Any overdraft facilities are listed as current liabilities. The components of net cash are valued at fair value and any gains or losses are recognized in earnings.

Non-current Assets

Property, Plant and Equipment
Property, plant and equipment is recognized at purchase or production cost, including directly attributable incidental expenses that are necessary to make the assets available for use. Asset purchase or production costs are shown before deducting attributable capital grants, which are recognized when the conditions for their distribution have been met.

Assets acquired under finance leases are recognized as components of property, plant and equipment as an offset to the liability toward the lessor and are depreciated. When there is no reasonable certainty that the Company will exercise its buyout option, the asset is depreciated over the life of the lease, if the asset's useful life is longer.

Property, plant and equipment is depreciated on a straight line over the useful life of the assets. The estimated useful life is the length of time during which the Company expects to use an asset. When an asset classified as property, plant and equipment consists of several components, each with a different useful life, each component should be depreciated separately. The amount to be depreciated is the asset's carrying value, less the asset's net realizable value at the end of its useful life, if such value is material and can be reasonably determined.

Land, including land purchased together with a building, is never depreciated.

Costs incurred for improvements and for modernization and transformation projects that increase the value of the assets are added to the assets' value and depreciated over their remaining useful lives.

The costs incurred to replace identifiable components of complex assets are recognized as assets and depreciated over their useful lives. The residual carrying value of the component that is being replaced is charged to income. The cost of regular maintenance and repairs is charged to income in the year it is incurred.

When an item of property, plant and equipment is affected by events that are presumed to have impaired its value, the recoverability of the affected asset should be tested by comparing its carrying value with its recoverable value, which is the larger of the asset's fair value, net of disposal costs, and its value in use.

Absent a binding sales agreement, fair value is determined based on the valuations available from recent transactions in an active market or based on the best available information that can be used to determine the amount that the Company could obtain by selling a given asset.

Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset, if significant and reasonably measurable, and from its disposal at the end of its useful life. Cash flows should be determined based on reasonable and documentable assumptions that represent a best estimate of future economic conditions over the remaining useful life of an asset. The present value is determined by applying a rate that takes into account the risks inherent in the Company's business.

When the reason for a writedown ceases to apply, the affected asset is revalued and the adjustment is recognized in the income statement as a revaluation (reversal of writedown) in an amount equal to the earlier writedown or the lower of the asset's recoverable value or its carrying value before previous writedowns, but reduced by the depreciation that would have been taken had the asset not been written down.

Depreciation begins when an asset is available for use, i.e., the moment when this condition actually occurs.

The estimated useful lives of the various types of assets are as follows:

▪ Buildings	10 - 25 years
▪ Plant and machinery	5 – 10 years
▪ Office furniture and equipment	4 – 5 years
▪ Other assets	4 – 8 years
▪ Leasehold improvements	Length of lease

Intangibles

Intangibles are recorded at cost, which is determined by using the same criteria as those used for property, plant and equipment.

Intangibles with a finite useful life are amortized on a straight line according to an estimate of the length of time the Company will use them. The recoverability of their carrying value is tested using the criteria provided above for property, plant and equipment.

(i) Goodwill

Goodwill represents the portion of the purchase price paid in excess of the fair value on the date of acquisition of the assets and liabilities that comprise a company or business. Goodwill is not amortized on a straight line. However, its carrying amount should be tested at least once a year for impairment losses. Such tests are carried out based on the individual cash generation units to which goodwill has been allocated. Goodwill is written down when its recoverable value is lower than its carrying amount. Recoverable value is the greater of the fair value of a cash generating unit, net of the cost to sell it, and its value in use, which is equal to the present value of future cash flows generated by the cash generating unit during its years of operation and by its disposal at the end of its useful life. Writedowns of goodwill may not be reversed subsequently.

If a writedown required by the results of an impairment test is greater than the value of the goodwill allocated to a given cash generating unit, the balance is allocated among the assets included in the cash generating unit, proportionately to their carrying amounts. The minimum limit of such an allocation is the greater of the following two amounts:

- the fair value of an asset, net of the cost to sell it;
- an asset's value in use, as defined above.

(ii) Industrial Patents and Intellectual Property Rights, Licenses and Similar Rights
The costs incurred to acquire industrial patents and intellectual property rights, licenses and similar rights are capitalized in the amounts actually paid.

Amortization is computed on a straight line so as to allocate the costs incurred to acquire the abovementioned rights over the expected period of utilization of the rights or the lengths of the underlying contracts, counting from the moment the purchase right is exercisable, whichever is shorter.

(iii) Trademarks
At this point, it is impossible to set a time limit to the cash flow generating ability of trademarks recognized on the balance sheet that are strategically important and for which a registration application has been on file for at least 10 years. These trademarks include "global" trademarks that are registered and used in all of the Group's core countries (Parmalat and Santal), international trademarks (Chef and Kyr) and a local trademark (Elena). Consequently, these trademarks are deemed to have an indefinite useful life and are not amortized. Instead, they are tested annually for impairment to determine their fair value and for how long that value will be maintained.

Other trademarks that do not have unlimited strategic value for the Company are valued at cost and amortized over five years.

Financial Assets

Investments in Associates
Investments in subsidiaries, joint ventures and affiliated companies are valued at cost, adjusted for impairment losses.

Other investments in associates are valued at their fair value. When their fair value cannot be determined reliably, investments are valued at cost, adjusted for impairment losses.

The risk that arises from losses in excess of an investee company's shareholders' equity is recognized in a special reserve in an amount commensurate to the Company's commitment to honor the legal or implied obligations of the investee company or to cover its losses.

When initially recognized, financial assets other than investments in associates are classified under one of the following categories and valued accordingly:

- Financial Assets Valued at Fair Value, with Changes in Value Recognized in Earnings: This category includes:
    - financial assets that are purchased mainly to resell them over the short term;
    - financial assets that are earmarked for inclusion in this category upon initial recognition, provided they meet the applicable requirements and the fair value option can be exercised;
    - derivatives, except for derivatives that are designated as cash flow hedges and limited to their effective portion.

Financial assets that are included in this category are valued at fair value and any changes in fair value that occur while the Company owns them are recognized in earnings. Financial assets that are included in this category but for which the fair value cannot be determined reliably are carried at cost, adjusted for impairment losses. Writedowns for impairment losses cannot be reversed. Financial instruments included in this category are classified as short term if they are "held for trading" or the Company expects to sell them within one year from the balance sheet date. Derivatives are treated as assets, if their fair value change is positive, or as liabilities, if their fair value change is negative. The positive and negative fair value change balances generated by outstanding transactions executed with the same counterparty are offset, when contractually permissible.

- *Loans and receivables*: This category includes financial instruments that consist mainly of trade receivables (which are neither derivatives nor instruments traded on an active market) that are expected to produce fixed and determinable payments. They are listed as current assets, unless they are due after one year from the balance sheet date, in which case they are listed as non-current assets. These assets are valued at their amortized cost, which is determined by the effective interest-rate method. When there is objective evidence of the occurrence of impairment, the affected asset is written down by the amount necessary to make its carrying amount equal to the discounted value of future cash flows. Impairment losses are recognized in earnings. When the reason for a writedown ceases to apply, the affected asset is revalued up to the value at which the asset would have been carried under the amortized cost method, had it not been written down.

- *Held-to-maturity Investments*: These are financial instruments other than derivatives that have fixed payments and a fixed maturity and that the Company has the intention and the ability to hold to maturity. These assets are valued by the amortized cost method, using the low effective interest criterion, adjusted for any decrease in value. The same principles described in the Loans and receivables paragraph apply in the event of impairment losses.

- *Held-for-sale Investments:* These are financial instruments other than derivatives that are explicitly designated as held for sale or which cannot be classified in any of the other categories. These financial instruments are valued at fair value and any resulting gains or losses are posted to an equity reserve. Their impact is reflected on the income statement only when a financial asset is actually sold or, in the case of cumulative losses, when it becomes evident that the impairment loss recognized in equity cannot be recovered. The classification of these assets as current or non-current depends on the strategic choices made with regard to their holding period and the actual ability to sell them. They are classified as current assets if they can be sold within one year from the balance sheet date.

- Financial assets are removed from the balance sheet when the right to receive cash flows from a financial instrument has been extinguished and the Company has transferred substantially all of the risks and benefits inherent in the financial instrument as well as its control over the financial instrument.

Financial Liabilities
Initially, financial liabilities are recognized at cost, which must correspond to their fair value. Subsequently, financial liabilities that are held to maturity are valued at their amortized cost. Transaction costs that are incurred directly in connection with the process of incurring the liability are amortized over the useful life of the respective financing facility.

Provisions for Risks and Charges
Provisions for risks and charges are established to fund quantifiable charges, the existence of which is certain or probable, but the amount or date of occurrence of which could not be determined as of the close of the reporting period. Additions are made to these provisions when: (i) it is probable that the Company will incur a statutory or implied obligation as a result of a past event; (ii) it is probable that meeting this obligation will be onerous; and (iii) the amount of the obligation can be estimated reliably. Additions are recognized at an amount that represents the best estimate of the sum that the Company will be reasonably expected to pay to satisfy an obligation or transfer it to a third party at the end of the reporting period. When the financial effect of the passing of time is material and the date when an obligation will become due can be reliably estimated, the addition to the provisions should be recognized at its present value.

The costs that the Company expects to incur in connection with restructuring programs should be recognized in the year in which the program is officially approved and there is a settled expectation among the affected parties that the restructuring program will be implemented.

These provisions are updated on a regular basis to reflect changes in estimates of costs, redemption timing and discount rates. Changes in the estimates of provisions are posted to the same income statement item under which the addition was originally recognized. Liabilities attributable to property, plant and equipment are recognized as offsets to the corresponding assets.

Post-employment Benefits

(i) Benefits Provided After the End of Employment
Defined-benefit pension plans, which include the severance benefits payable to employees pursuant to Article 2120 of the Italian Civil Code, are based on the length of the working lives of employees and the wages earned by employees over a predetermined period of service. Specifically, the liability for severance benefits is recognized in the financial statements at its actuarial value because it can be classified as an employee benefit payable on the basis of a defined-benefit plan. The recognition of defined-benefit plans requires the use of actuarial techniques to estimate the amount of the benefits accrued by employees in exchange for the work performed during the current year and in previous years. The resulting benefit must then be discounted to determine the present value of the Company's obligation. The determination of the present value of the Company's obligation is made by an independent actuary, using the projected unit credit method. This method, which is part of a broad category of techniques applicable to vested benefits, treats each period of service provided by an employee to a company as an additional accrual unit. The actuarial liability must be quantified exclusively on the basis of the seniority achieved as of the date of valuation. Consequently, the total liability is prorated based on a ratio between the years of service accrued as of the valuation reference date and the total seniority that an employee is expected to have achieved when the benefit is paid. Moreover, this method requires taking into account future wage increases due for any reason (inflation, career moves, labor contract renewals, etc.) until the end of the employment relationship.

The cost of severance benefits accrued during the year, which is reflected in the income statement as part of labor costs, is equal to the sum of the average present value of the accrued benefits of current employees for service provided during the year and their annual vested interest in the present value of the Company's obligations at the beginning of the year, computed by discounting future outlays by the same rate as that used to estimate the Company's liability at the end of the previous year. The annual discount rate used for these computations was the same as the year-end market rate for zero-coupon bonds with a maturity equal to the average residual duration of the liability.

Actuarial gains and losses (defined as the difference between the carrying amount of the Company's liability and the present value of its obligation at the end of the year) that result from changes from the actuarial parameters used in the past are recognized in accordance with the "corridor" method, i.e., only when they exceed 10% of the present value of the Company's obligation at the end of the previous period. In such cases, the amount in excess of 10% is charged to income, based on the average remaining working lives of the employees, counting from the following year.

(ii) Benefits Payable to Employees Upon Termination of Employment and Incentives to Resign
Benefits owed to employees upon termination of employment are recognized as a liability and as a labor cost when a company is demonstrably committed to terminate the employment of an employee or group of employees before the normal retirement age or to provide incentives to the termination of employment in connection with a proposal to address redundancies with incentives to resign voluntarily. Benefits owed to employees due to termination of employment do not provide the Company with future economic benefits and, consequently, they are charged to income when incurred.

Income Taxes
Current income taxes are computed on the basis of the taxable income for the year and the applicable tax laws by applying the tax rates in force on the date of the financial statements.

Deferred taxes are computed on all temporary differences between the values attributed to assets and liabilities for tax purposes and for financial reporting, with the exception of goodwill. Deferred-tax assets, including those stemming from a tax loss carryforward, are recognized to the extent that it is likely that the Company will generate future earnings against which they may be recovered. The balance is shown under Deferred-tax assets. Deferred tax liabilities are posted to the account of the same name. Deferred-tax liabilities are computed using the tax rates that are expected to be in force in the years when the temporary difference will be realized or cancelled.

Current and deferred taxes are reflected on the income statement, except for those attributable to items that are debited or credited directly to shareholders' equity.

Available-for-sale Non-current Assets

These assets include non-current assets (or discontinuing operations) the carrying amount of which will be recovered mainly through a sale, rather than through their continuing use. Available-for-sale assets are valued at their net carrying amount or their fair value, net of costs to sell the assets, whichever is lower. When a depreciable or amortizable asset is reclassified under this category, the depreciation or amortization process stops upon reclassification.

Revenue Recognition

Initially, revenues are always recognized at the fair value of the consideration received, net of allowances, discounts and trade promotions.

Revenues from the sale of goods are recognized when the Company has transferred to the buyer substantially all of the risks and benefits inherent in the ownership of the goods.

Foreign Exchange Differences

Revenues and expenses arising from transactions in foreign currencies are recognized at the exchange rate in force on the day the underlying transaction is executed. Assets and liabilities denominated in foreign currencies are translated into euros at the exchange rate in force at the end of the reporting period and any resulting gains or losses are recognized in earnings. Non-cash assets and liabilities denominated in foreign currencies are recognized at the historical exchange rate and valued at cost.

Recognition of Government Grants

Grants that are the subject of a formal distribution resolution are recognized on an accrual basis, in direct correlation to the costs incurred. Operating grants are reflected on the income statement as Other income.

Capital grants that are attributable to property, plant and equipment are recognized as deferred income. Such deferred income is recognized in the income statement in equal installments computed on the basis of the useful life of the assets for which the grant was received.

Financial Income and Expense

Interest is recognized on an accrual basis in accordance with the effective interest method, i.e., using an interest rate that equalizes all incoming and outgoing flows that are part of a given transaction.

Dividends

Dividends are recognized when shareholders become entitled to receive them. As a rule, this happens when the Shareholders' Meeting approves a resolution to distribute a dividend. The dividend distribution amount is then recognized as a liability on the balance sheet for the period during which the distribution was approved by the Shareholders' Meeting.

Use of Estimates

When preparing the statutory financial statements (and the consolidated financial statements) Directors apply accounting principles and methods that, in some cases, are based on difficult and subjective valuations and estimates that are based on historical data and assumptions that, in each individual case, are deemed to be reasonable and realistic in light of the relevant circumstances. The use of these estimates and assumptions has an impact on the amounts reported in the financial statement schedules, which include a balance sheet, an income statement and a cash flow statement, and in additional disclosures. The ultimate amounts of those components of the financial statements for which the abovementioned estimates and assumptions were used could differ from those shown on the financial statements, due to the uncertainty that characterizes all assumptions and the conditions upon which the estimates were based. The accounting principles that require the most use of subjective judgment by Directors in developing estimates are those concerning goodwill, depreciation and amortization of non-current assets, deferred taxes, provisions for risks and the reserves for creditor challenges and claims of late-filing creditors.

New Accounting Principles

Having been officially approved by the European Union, the following changes to documents previously in force have become applicable as of the year beginning on January 1,2006.

IAS 19. Employee Benefits. The change introduces the option of a different approach for the recognition actuarial gains and losses. In addition, it provides new criteria to account for multi-employer plans when sufficient information is not available to use defined-benefit accounting, and introduces new criteria for the presentation of information about existing plans. The Group chose not to change the accounting principles applied to recognize actuarial gains and losses and is not a party to any multi-employer plan. Consequently, the changes made to IAS 19 will have an impact exclusively on the manner in which information is presented.

Other new accounting principles and interpretations of accounting principles that were introduced in 2006 did not apply to the operations of the Group or the transactions it executes.

Lastly, the Group chose not opt for an early adoption of IFRS 7, which was officially approved with Regulation No. 108 of January 11, 2006. This reporting standard introduces new requirements in terms of the disclosures provided in connections with financial instruments.

Transactions Between Group Companies and with Related Parties

Transactions between Parmalat S.p.A. and other Group companies and between Parmalat S.p.A. and related parties are neither atypical or unusual and were carried by the Company in the normal course of business. In 2006, the Group executes transactions with the companies listed below. Receivables are shown net of the corresponding allowances for doubtful accounts.

(in millions of euros)		12/31/06					
Company	**Country**	**Trade receivables**	**Long-term loans receivable**	**Short-term loans receivable**	**Trade payables**	**Loans payable**	**Other liabilities**
Parmalat Austria GmbH	Austria		143.9				
Parmalat Holding Limited	Canada		49.5				
SATA S.r.l. in bankruptcy	Italy		39.6				
Dalmata S.r.l.	Italy		18.7				
Latte Sole S.p.A.	Italy		6.6		(2.4)		
Parmalat Portugal Prod. Alim. Ltda	Portugal	4.8	4.3		(0.4)		
Curcastle Corporation NV	N. Antilles		4.3	3.3			
Impianti Sportivi Parma S.r.l.	Italy		2.9				
Parmalat del Ecuador SA	Ecuador		1.8				
Boschi Luigi e Figli S.p.A.	Italy	1.0	1.8		(1.8)		
Parmalat Pacific Holding Ltd	Australia	0.4	1.3				
Parmalat Dairy & Bakery Inc.	Canada	1.6	1.3				
Newlat S.p.A.	Italy	7.4		3.0	(4.5)		
Centrale del latte Roma S.p.A.	Italy	6.1			(10.8)		
Latte Sole S.p.A.	Italy	3.5					
Parmalat Distribuzione Alim. S.r.l.	Italy	2.8		3.0	(3.1)		
OOO Parmalat MK	Russia	2.5					
Parmalat España SA	Spain	1.6					
Parmalat Romania SA	Romania	1.4					
Parmalat South Africa (PTY) Ltd	South Africa	1.0					
Parmalat Holding Limited	Canada	0.6					
Carnini S.p.A.	Italy	0.4					
Other companies		1.0	0.1	0.1	(1.1)	(2.4)	
Total		**36.1**	**276.1**	**9.4**	**(24.1)**	**(2.4)**	

* Net of the allowance for doubtful accounts.

The following positions between the company and other group companies or related parties, also net of the corresponding allowances for doubtful accounts, were outstanding at the end of 2005:

(in millions of euros)		12/31/05 restated					
Company	**Country**	**Trade receivables**	**Long-term loans receivable**	**Short-term loans receivable**	**Trade payables**	**Loans payable**	**Other liabilities**
Parmalat Austria GmbH	Austria		144.0				
Parmalat Holding Limited	Canada		53.4				
SATA S.r.l. in bankruptcy	Italy		46.6				
Dalmata S.r.l.	Italy		18.0				
Latte Sole S.p.A.	Italy	2.6	6.2		(0.6)		
Parmalat Portugal Prod. Alim. Ltda	Portugal	5.0	4.0		(0.4)		
Curcastle Corporation NV	N. Antilles		4.2	3.3			
Impianti Sportivi Parma S.r.l.	Italy		2.8				
Parmalat del Ecuador SA	Ecuador		1.6				
Boschi Luigi e Figli S.p.A.	Italy	3.7	1.7		(2.8)		
Parmalat Pacific Holding Ltd	Australia		2.1				
Parmalat Food Inc. (now Parmalat Dairy & Bakery Inc.)	Canada	0.8	1.3				
Newlat S.p.A.	Italy	12.6			(2.7)		
Centrale del latte Roma S.p.A.	Italy	8.9			(13.4)		
Parmalat Distribuzione Alim. S.r.l.	Italy	5.3			(4.0)		
OOO Parmalat MK	Russia	2.2					
Clesa SA (now Parmalat España SA)	Spain	1.4					
Parmalat Romania SA	Romania	2.2					
Parmalat South Africa (PTY) Ltd	South Africa	0.7					
Carnini S.p.A.	Italy	1.1					
Deutsche Parmalat GmbH in AS	Germany	5.8			(9.2)		
Parmalat Africa Ltd	Mauritius	0.9					
Parmalat Molkerei GmbH in AS	Germany				(1.1)		
Other companies		1.8	2.7		(0.7)		
Total		**55.0**	**288.6**	**3.3**	**(34.9)**		

The table below provides a breakdown of expenses and revenues, classified by type, and of writedowns of receivables:

(in millions of euros)		2006			
Company	**Country**	**Sales and other revenues**	**Revenues from discontinuing operations**	**Financial income (incl. dividends)**	**Cost of materials and services**
Boschi Luigi & Figli S.p.A. in A.S.	Italy	15.3			27.5
Centrale del Latte di Roma S.p.A.	Italy	18.6		7.3	43.1
Latte Sole S.p.A.	Italy	1.4		0.3	1.7
Newlat S.p.A.	Italy	4.9			6.4
Parmalat Distribuzione Alimenti S.r.l.	Italy	18.2			14.9
OOO Parmalat MK	Russia	1.1			
Parmalat España SA	Spain	2.0			
Parmalat Dairy & Bakery Inc.	Canada	0.8			
Parmalat Holdings Limited	Canada			1.4	
Parmalat Australia Limited	Australia	1.2			
Deutsche Parmalat GmbH in AS	Germany		2.3		6.2
Parmalat Molkerei GmbH in AS	Germany				8.8
Dalmata S.r.l.	Italy			0.7	
Parmalat Portugal Produtos Alimentares Ltda	Portugal			0.2	
Impianti Sportivi Parma S.r.l.	Italy			0.1	
Citrus International Corporation SA	Cuba				3.4
Other companies		2.5		0.1	0.5
Total		**66.0**	**2.3**	**10.1**	**112.5**

These transactions were executed on market terms, i.e., on the terms that would have been applied by independent parties, and were carried out in the interest of Parmalat S.p.A.

The table below provides a breakdown of infragroup expenses and revenues at the end of 2005:

(in millions of euros)				
Company	**Country**	**Sales and other revenues**	**Financial income (incl. dividends)**	**Cost of materials and services**
Boschi Luigi & Figli S.p.A. in A.S.	Italy	2.2		3.5
Centrale del Latte di Roma S.p.A.	Italy	7.7		12.6
Latte Sole S.p.A.	Italy	0.4		
Parmalat Distribuzione Alimenti S.r.l.	Italy	5.4		
OOO Parmalat MK	Russia	0.2		
Parmalat España SA	Spain	0.6		
Parmalat Molkerei GmbH in AS	Germany			3.3
Parmalat Holdings Limited	Canada		0.3	
Parmalat Australia Limited	Australia	0.2		
Deutsche Parmalat GmbH in AS	Germany	1.7		2.0
Parmalat Hungaria RT	Hungary			0.4
Dalmata S.r.l.	Italy		0.2	
Italcheese S.p.A.	Itali	0.2		
Other companies		0.2	0.2	
Total		**18.8**	**0.7**	**21.8**

Notes to the Balance Sheet – Assets

Non-current Assets

(1) Goodwill

Goodwill totaled 233.8 million euros, the same as the restated amount at December 31, 2005.

At December 31, 2006, relying in part on the support of an advisor, the Group tested for impairment the intangible assets listed above.

Fair values were determined on the basis of multiples applied to similar transactions or by means of expert appraisals, when available.

The value in use of each asset was computed by analyzing expected cash flows as projected in the three-year plans recently completed by the company's management.

Specifically, the cash flows for 2007, 2008 and 2009 were derived from data supplied by the managers and approved by the Company's top management. A perpetuity with growth rates ranging between 0.5% and 1% was used for subsequent years.

The main financial assumptions applied for the three-year period, which were based on past experience and took into account the strategic initiatives pursued by the company, are as follows:

- An average revenue growth rate of about 1.6%
- It was assumed that the ratio of EBITDA to revenues would improve significantly for Parmalat S.p.A. (+8.2%)

Based on these assumptions, the fair value of the company and substantially the value in use of the CGU, computed on the basis of their discounted cash flows, were higher than the goodwill carrying amount.

(2) Trademarks with an Indefinite Useful Life

Trademarks with an indefinite useful life totaled 180.6 million euros (230.6 million euros at the end of 2005) with a decrease of 50.0 million euros.

The table below provides a breakdown of trademarks with an indefinite useful life:

(in millions of euros)	**12/31/06**	**12/31/05 restated**
Parmalat	121.9	121.9
Santal	32.6	32.6
Chef	16.2	16.2
Berna	0.0	37.7
Lactis	0.0	12.3
Kyr	2.6	2.6
Elena	7.3	7.3
Total other intangibles with an indefinite useful life	**180.6**	**230.6**

The services of an advisor were retained to assess the recoverability of trademarks with an indefinite useful life at December 31, 2006.

The valuation of the trademark was carried out by quantifying the "royalty savings" they produce, i.e., the economic benefit that can be derived from the ownership of the trademarks. In other words, the owner of a trademark is not required to execute a licensing contract and pay royalties for the use of the trademark because it already owns the trademark rights.

The royalty rates used, which were based on such factors as return on sales, market share, brand awareness, consumer loyalty and perceived quality, were within the 2% to 3% range.

These rates, net of the applicable tax impact, were applied to the revenues streams projected by the managers of the individual business units for 2007, 2008 and 2009. A perpetuity with growth rates ranging between 1% and 3% was used for subsequent years. The cash flows thus obtained were then discounted.

This process showed that the value of the Parmalat brand had increased significantly.

At the same time, as required by IAS 38, the remaining useful lives of the trademarks were also tested, with the conclusion that, given the Group's strategy for the Italian market, some local brands (Berna and Lactis) will be adversely affected by the expanded use of the Parmalat brand.

(3) Other Intangibles

Other intangibles of 69.1 million euros include the following:

	12/31/06	**12/31/05**
Other trademarks *(see breakdown below)*	65.0	31.7
Licenses and software	4.1	3.0
Total other intangibles	**69.1**	**34.7**

This item includes licenses for corporate software and trademarks with a defined useful life (which can be amortized) that are being used in Parmalat's restructured commercial operations. Trademarks are recognized at fair value at the date of acquisition (October 1, 2005) and amortized over five years (with an impact of 16.7 million euros in 2006 of which 10 million euros relating to Berna and Lactis).

Other Trademarks

	12/31/06	**12/31/05**
Berna	30.1	0.0
Lactis	9.9	0.0
Monza	5.3	6.7
Solac	4.4	5.6
Optimus	4.2	5.4
Stella	2.6	3.3
Jeunesse	2.4	3.0
Torvis	1.8	2.3
Pascolat	1.5	1.9
Dolomiti	0.9	1.2
Sundry trademarks	1.9	2.3
Total other trademarks	**65.0**	**31.7**

Changes in Other Intangibles

	Other trademarks	*Licenses and software*	*Total*
Gross carrying amount at 12/31/05	**35.6**	**3.1**	**38.7**
Additions		2.1	2.1
Disposals			0.0
Asset reclassifications	48.1		48.1
Gross carrying amount at 12/31/06	83.7	5.2	88.9
Accumulated amortization at 12/31/05	*(3.9)*	*(0.1)*	*(4.0)*
Amortization for the period	*(16.7)*	*(1.0)*	*(17.7)*
Reclassification of accumulated amortization	*1.9*		*1.9*
Accumulated amortization at 12/31/06	*(18.7)*	*(1.1)*	*(19.8)*
Net carrying amount at 12/31/06	**65.0**	**4.1**	**69.1**

(4) Property, Plant and Equipment

Property, plant and equipment totaled 137.9 million euros, broken down as follows:

	12/31/06	**12/31/05 restated**
Land	24.4	26.6
Buildings	68.5	73.3
Plant and machinery	38.8	26.7
Industrial equipment	1.2	1.1
Other assets	5.0	6.5
Construction in progress	0.0	1.5
Total property, plant and equipment	**137.9**	**135.7**

Some of the properties (Land and Buildings) are encumbered by a voluntary mortgage of up to 33.6 million euros granted to a financial institution to secure a medium-term financing facility of 11.1 million euros it provided to the Company, which matures on December 31, 2010. As of the end of 2006, 8.9 million euros had been drawn down on this facility.

A breakdown of property, plant and equipment acquired under finance leases totaling 4.5 million euros is as follows:

- 1.3 million euros for buildings;
- 1.2 million euros for plant and machinery;
- 2.0 million euros for other assets.

Changes in Property, Plant and Equipment

	Land	Buildings	Plant and machinery	Industrial equipment	Other assets	Construction in progress	Total
Restated gross carrying amount at 12/31/05	**26.6**	**74.2**	**27.9**	**1.2**	**7.2**	**1.5**	**138.6**
Additions		1.6	17.6	0.4	2.1		21.7
Disposals – realizable value	(2.1)	(3.9)	(1.2)	(0.3)	(1.1)		(8.6)
Plus/(minus)		0.3	0.3	0.3	0.3		1.2
Asset reclassifications		0.1	1.4			(1.5)	0.0
Gross carrying amount at 12/31/06	**24.5**	**72.3**	**46.0**	**1.6**	**8.5**	**0.0**	**152.9**
Accumulated depreciation at 12/31/05	**0.0**	**(0.9)**	**(1.2)**	**(0.1)**	**(0.7)**	**0.0**	**(2.9)**
Depreciation for the period		*(3.0)*	*(6.0)*	*(0.3)*	*(2.9)*		*(12.2)*
Change in depreciation due to divestitures		*0.1*					*0.1*
Reclassification of depreciation							*0.0*
Accumulated depreciation at 12/31/06	**0.0**	**(3.8)**	**(7.2)**	**(0.4)**	**(3.6)**	**0.0**	**(15.0)**
Net carrying amount at 12/31/06	**24.5**	**68.5**	**38.8**	**1.2**	**4.9**	**0.0**	**137.9**

Additions to buildings (1.6 million euros) involved projects designed to preserve Company-owned buildings. Additions to plant and machinery (17.6 million euros) reflect primarily new packaging lines for milk, fruit and yogurt products.

The depreciation of Property, plant and equipment was computed in accordance with regular annual rates based on their useful lives, which are the same as the rates used the previous year.

(5) Investments in Associates

A breakdown of this item, which amounted to 687.0 million euros, is as follows:

	12/31/06	**12/31/05 Restated**
Subsidiaries	683.8	717.2
Affiliated companies	0.0	0.0
Other companies	3.2	3.2
Total investments in associates	**687.0**	**720.4**

Changes in Investments in Associates

	Subsidiaries	*Affiliated companies*	*Other companies*	*Total*
Restated carrying amount at 12/31/05	**717.2**	**0.0**	**3.2**	**720.4**
				0.0
Additions/Purchases	13.2			13.2
Reductions/Divestitures	(4.2)			(4.2)
Writedowns	(42.4)			(42.4)
Carrying amount at 12/31/06	**683.8**	**0.0**	**3.2**	**687.0**

The changes shown in the Subsidiaries column reflect primarily capital increases subscribed to recapitalize Parmalat Distribuzione Alimenti S.r.l. (7.3 million euros) and Boschi Luigi e Figli S.p.A. (5.9 million euros) and the sale of the investment in Italcheese S.p.A. (4.2 million euros).

Writedowns of 42.4 million euros, which were booked as a result of the annual impairment test of equity investments, involved the Spanish subsidiaries (30.6 million euros), Centrale del Latte di Roma S.p.A. (4.0 million euros) and Parmalat Distribuzione Alimenti S.r.l. (7.8 million euros). The impairment tests were performed taking into account conditions in the market where the individual tested companies operate and their projected cash flows from operations for future years.

A breakdown of the investee companies included under "Investments in associates" at December 31, 2006 is as follows:

Investments in subsidiaries	Country	% interest held	Total value
Parmalat España SA	Spain	93.5	140.4
Parmalat Holding Ltd	Canada	100.0	128.3
Parmalat Pacific Holding Pty	Australia	38.3	119.0
Centrale del Latte di Roma S.p.A.	Italy	75.0	104.1
Parmalat Portugal Produtos Alimentares Ltda	Portugal	100.0	41.6
Procesadora de Leches SA	Colombia	94.8	27.9
Latte Sole S.p.A.	Italy	100.0	22.9
Parmalat Colombia	Colombia	91.0	15.8
OAO Belgorodskij	Russia	64.8	14.1
Carnini S.p.A.	Italy	100.0	10.0
Compania Agricola y Forestal	Spain	100.0	9.7
Boschi Luigi e Figli S.p.A.	Italy	94.4	9.6
Newlat S.p.A.	Italy	71.4	9.4
OOO Parmalat Mk	Russia	100.0	6.3
Parmalat Africa Ltd	Mauritius	4.3	6.3
OOO Urallat	Russia	100.0	4.9
Parmalat Romania SA	Romania	73.4	4.2
Citrus International Corp.	Cuba	55.0	2.6
Dalmata S.r.l.	Italy	100.0	2.5
Ecuadorian Food Company	British Virgin Islands	51.0	2.0
Parmalat del Ecuador SA	Ecuador	100.0	1.7
OOO Farm	Russia	100.0	0.3

Investments in subsidiaries	Country	% interest held	Total value
Parmalat International SA in liquidation	Switzerland	96.7	0.2
Parmalat Austria Gmbh and other 37 companies			0.0
Total subsidiaries			683.8
Investments in affiliated companies		**% interest held**	**Total value**
Fiordilatte S.r.l. and other 3 companies	Italy		0.0
Total affiliated companies			0.0
Investments in other companies		**% interest held**	**Total value**
Bonatti S.p.A.	Italy	10.3	3.1
Sundry companies			0.1
Total other companies			3.2
GRAND TOTAL			**687.0**

A list of all equity investments is provided in the Annex.

The Company prepares consolidated financial statements, which are being provided together with these statutory financial statements. Information about the performance of the Group can be found in the consolidated financial statements.

(6) Other Non-current Financial Assets

Other non-current financial assets totaled 277.5 million euros. A breakdown is as follows:

	12/31/06	12/31/05 Restated
Loans receivable from subsidiaries	276.1	288.6
Loans receivable from others	1.4	12.0
Total other non-current financial assets	**277.5**	**300.6**

The collection in 2006 of a portion of the loan receivable from SATA S.r.l. (23.9 million euros – Loans receivable from subsidiaries) and of amounts receivable for loans made before the composition with creditors (9.1 million euros – Loans receivable from others) account for most of the decrease.

Loans receivable from subsidiaries reflect the recognition of a receivable owed by SATA S.r.l. in bankruptcy (39.6 million euros). This amount represents the fair value of the verified claim of Parmalat S.p.A., as included among the liabilities of the bankrupt company. The claim represents both the verified claims of unsecured creditors and those purchased subsequently from third party creditors for 1.9 million euros. These purchases enabled Parmalat S.p.A. to become the only unsecured creditor with a verified claim included among the liabilities of the bankrupt company.

As a result of the abovementioned claim verification and considering the expected future developments of the bankruptcy proceedings and the fact that the Company purchased the entire equity capital of SATA S.r.l. for one euro, all of the remaining assets of the SATA S.r.l. bankruptcy, which include an investment in Pisorno Agricola S.r.l. and valuable land in the Latium region, will be brought under the control of Parmalat S.p.A.

Changes in Other Non-current Financial Assets

	Loans receivable from subsidiaries	*Loans receivable from affiliated companies*	*Loans receivable from others*	*Total*
Restated carrying amount at 12/31/05	**499.7**	**0.0**	**12.1**	**511.8**
Restated carrying amount of the provision for writedowns at 12/31/05	(211.4)		(0.1)	(211.5)
New loans/Adjustments	20.6		0.1	20.7
Repayments	(25.5)		(10.7)	(36.2)
Writeoffs	(1.9)			(1.9)
Loan amount adjustments for foreign exchange differences	(15.5)			(15.5)
Adjustment to the provision for writedowns for foreign exchange differences	10.3			10.3
Addition to the provision for writedowns	(2.1)			(2.1)
Utilization of the provision for writedowns	1.9			1.9
Gross carrying amount at 12/31/06	477.4	0.0	1.5	478.9
Carrying amount of the provision for writedowns at 12/31/06	(201.3)	0.0	(0.1)	(201.4)
Net carrying amount at 12/31/06	276.1	0.0	1.4	**277.5**

The amounts shown as New loans/Adjustments refer primarily to an increase in the receivable owed by SATA S.r.l. in bankruptcy (16.9 million euros) and the capitalization of accrued interest owed by subsidiaries (2.8 million euros).

Virtually the entire amount of the net foreign exchange losses (5.2 million euros) refers to a receivable denominated in Canadian dollars owed by Parmalat Holding Limited, a Canadian subsidiary.

(7) Deferred-tax Assets

Deferred-tax assets amounted to 19.3 million euros, compared with 15.9 million euros at the end of 2005. A breakdown is provided below:

Deferred-tax assets	**Tax rate**	**Temporary differences at 12/31/06**	**Balance at 12/31/05**	**Tax amount set aside**	**Utilizations**	**Balance at 12/31/06**
Provision for ITX risks	37.25%	0.3	4.0		(3.9)	0.1
Provision for restructuring	33%	9.4	3.1	1.1	(1.1)	3.1
Provision for cos. under EA	33%	1.2	1.8		(1.4)	0.4
Provision for prize contests	37.25%	2.3	2.0	0.9	(2.0)	0.9
Maintenance expense	37.25%	17.3	1.8	5.1	(0.4)	6.5
Prov. for invent. writedowns	37.25%	0.7	0.7		(0.4)	0.3
Tax-deductible amortization of trademarks	37.25%	6.9	0.0	2.6		2.6
Recoverable tax losses	33%	0.0	1.5	4.3	(5.8)	0.0
Other items	33%	11.9	0.2	3.7		3.9
Sundry items	37.25%	4.3	0.8	1.3	(0.6)	1.5
TOTAL		**54.3**	**15.9**	**19.0**	**(15.6)**	**19.3**

Most of the increases refer to costs incurred in 2006, the recoverability of which for tax purposes will take place when the financial impact of the underlying transaction actually occurs or, as is the case for

Maintenance expenses, with the timing allowed under the applicable law. The increases include an adjustment booked to reflect the recognition of a higher tax loss carryforward that became available after the filing of the 2005 tax return. All of the deferred taxes on tax loss carryforwards were utilized in 2006.

At this point, the Company believes that it will generate sufficient taxable income in the future to recover the deferred-tax assets it carries on its balance sheet.

Current Assets

(8) Inventories

A breakdown of Inventories, which totaled 36.1 million euros, is as follows:

	12/31/06	**12/31/05**
Raw materials, auxiliaries and supplies	22.9	23.9
Work in progress and semifinished goods	0.0	0.0
Finished goods	15.4	15.7
Provision for inventory writedowns	(2.2)	(7.0)
Total inventories	**36.1**	**32.6**

The Provision for inventory writedowns was utilized to cover costs totaling 4.8 million euros incurred primarily to dispose of packaging materials and finished goods affected by the ITX coloring agent contamination. The impact on the financial statements of the alleged ITX coloring agent contamination had been recognized in the 2005 Annual Report, which should be consulted for additional information.

Changes in Inventories

	Raw materials, auxiliaries and supplies	*Work in progress and semifinished goods*	*Finished goods and merchandise*	*Total*
Carrying amount at 12/31/05	**23.9**	**0.0**	**15.7**	**39.6**
Increases/(Decreases)	(1.0)	0.0	(0.3)	(1.3)
Gross carrying amount at 12/31/06	22.9	0.0	15.4	38.3
Carrying amount of the provision for inventory writedowns at 12/31/05	(2.9)		(4.1)	(7.0)
(Additions to)/Utilizations of provision	1.0		3.8	4.8
Carrying amount of provision for inventory writedowns 12/31/06	(1.9)	0.0	(0.3)	(2.2)
Net carrying amount at 12/31/06	**21.0**	**0.0**	**15.1**	**36.1**

(9) Trade Receivables

Trade receivables amounted to 225.7 million euros. A breakdown is provided below:

	12/31/06	Increases/ (Decreases) of receivables	(Increases)/ Decreases of allowance	12/31/05 Restated
Gross trade receivables – Customers	326.9	(18.8)		345.7
Gross trade receivables – Subsidiaries	41.2	(19.0)		60.2
Allowance for doubtful accounts – customers	(137.3)		2.5	(139.8)
Allowance for doubtful accounts – subsidiaries	(5.1)		4.6	(9.7)
Total trade receivables	**225.7**	**(37.8)**	**7.1**	**256.4**

The decrease in trade receivables owed by customers is mainly the result of a reduction in the average number of days to collection and of the release of previously frozen positions, made possible by the settlement with Banca Popolare Italiana. In the case of trade receivables owed by subsidiaries, the main reason for the decrease is the collection of amounts owed by German Group companies that ceased operations in 2006.

(10) Other Current Assets

Other current assets amounted to 308.0 million euros. A breakdown is as follows:

	12/31/06	12/31/05 Restated
Loans receivable from subsidiaries	9.4	3.3
Miscellaneous receivables	296.9	190.6
Accrued income and prepaid expenses	1.7	1.4
Total other current assets	**308.0**	**195.3**

A breakdown of Miscellaneous receivables is as follows:

	12/31/06	12/31/05 Restated
Amount receivable for settlements of actions to void in bankruptcy and actions for damages	127.0	0.0
Amount receivable from the tax authorities for VAT	79.3	92.9
Estimated tax payments and income taxes withheld	67.2	73.3
Amount receivable from the Ministry of Farm Policies	15.5	15.5
Accrued interest on VAT refunds receivable	1.4	2.3
Advances to suppliers and sales agents	0.8	2.8
Sundry receivables	5.7	3.8
Total miscellaneous receivables	**296.9**	**190.6**

Amount receivable for settlements of actions to void in bankruptcy and actions for damages includes 112.0 million euros owed by Banca Nazionale del Lavoro S.p.A. (collected in January 2007) and 15 million euros owed by Banca Popolare Italiana S.c.a.r.l.

A portion of the amount receivable from the tax authorities for VAT (5.6 million euros, compared with 31.9 million euros at the end of 2005) has been earmarked to offset an equal liability toward the Italian social security administration (INPS).

The decrease in the receivable for estimated tax payments and income taxes withheld reflects primarily the collection of various types of tax refunds (10.7 million euros) that the Dutch tax administration owed to the Dutch Group companies included in the business combination of October 2005 for periods prior to the composition with creditors.

The balance shown for Miscellaneous receivables is net of an allowance for doubtful accounts amounting to 7.8 million euros, which has been set aside to cover potential collection risks. The net balance shown above is deemed to be fully collectible.

(11) Readily Available Financial Assets

The balance of 206.0 million euros includes the following:

	12/31/06	12/31/05
Treasury bills	159.2	0.0
Reverse repurchase agreements	45.0	0.0
Accrued interest	1.8	0.0
Total readily available financial assets	**206.0**	**0.0**

The items listed above represent short-term investments of liquid assets that do not qualify as cash equivalents, as defined in Paragraph 7 of IAS 7, because, while due in the first quarter of 2007, the overall term of the securities involved was longer than three months. This restatement represents the entire balance in this account.

These assets are valued by the amortized cost method, using the effective interest rate, adjusted in cases of impairment losses. Accordingly, they include the interest accrued as of December 31, 2006.

(12) Cash and Cash Equivalents

Cash and cash equivalents totaled 140.8 million euros, broken down as follows:

	12/31/06	Increases (Decreases)	12/31/05
Investment securities	0.0	(256.0)	256.0
Bank and postal accounts	140.4	58.1	82.3
Cash on hand	0.4	(0.3)	0.7
Total cash and cash equivalents	**140.8**	**(198.2)**	**339.0**

This item includes amounts deposited by the Company in bank accounts and cash on hand.

Readily available financial assets and Cash and cash equivalents increased by a combined total of 7.8 million euros in 2006.

The change in financial position is shown in the Cash Flow Statement, which should be consulted for additional information.

(13) Available-for-sale Assets

A breakdown of the balance of 7.5 million euros is as follows:

	12/31/06	Change in available-for-sale assets	12/31/05
Pomi Division			
Raw materials	0.2	(0.1)	0.3
Finished goods	7.3	0.2	7.1
Total available-for-sale assets	**7.5**	**0.1**	**7.4**

On the balance sheet, the assets and liabilities or groups of assets and liabilities the carrying value of which will be recovered mainly through their disposal are shown separately from the other assets and liabilities. They are recognized at their carrying value or estimated realizable value, whichever is lower.

Notes to the Balance Sheet — Shareholders' Equity

Summary of the Shareholders' Equity Accounts

	12/31/06	12/31/05
- Share capital	1,641.5	1,619.9
- Reserve for conversion exclusively into share capital of creditor challenges and claims of late-filing creditors:	224.9	233.4
- Shares subscribed through the exercise of warrants	0.1	0.2
- Other reserves	(11.7)	(11.7)
- Loss carryforward	(29.3)	0.0
- Profit (Loss) for the year	125.6	(29.3)
Total shareholders' equity at 12/31/06	**1,951.1**	**1,812.5**

The financial statement include a Statement of Changes in Shareholders' Equity.

(14) Share Capital

The Company's share capital amounted to 1,641,527,456 euros. The change that occurred compared with December 31, 2005. is the result of the following items: (i) the amount of prededuction and preferential claims the holders of which have waived their prededuction or preferential status, opting instead to be classified as unsecured creditors, which totals 7,628,178 euros; (ii) the amount of the claims of late-filing creditors and/or of creditors who challenged successfully the exclusion of their claims (charged against reserves established for this purpose), which totals 12,197,623 euros; (iii) the amount of the claims of late-filing creditors (not charged against reserves, since none had been established), which totals 1,448 euros; (iv) the amount generated by the conversion of warrants, which totals 1,755,010 euros.

On March 1, 2005, the Extraordinary Shareholders' Meeting, having been informed of the favorable opinion of the Board of Statutory Auditors, approved resolutions agreeing to:

a) carry out divisible capital increases:

- up to a maximum amount of 1,502,374,237 euros by issuing at par up to 1,502,374,237 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it on behalf of the eligible creditors, as they appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma by the Italian bankruptcy judges (*Giudici Delegati*) on December 16, 2004; this capital increase shall be paid in at par, upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group by offsetting the amounts of the various claims in accordance with the percentages determined under the Composition with Creditors;
- up to a maximum amount of 38,700,853 euros by issuing at par up to 38,700,853 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it at par (offsetting, in accordance with the percentages determined under the Composition with Creditors, the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group;

b) carry out a further capital increase that, as an exception to the requirements of Article 2441, Section Six, of the Italian Civil Code, will be issued without requiring additional paid-in capital, will be divisible, will not be subject to the preemptive right of the sole shareholder, will be carried out by the Board of Directors over ten years in multiple installments, each of which will also be divisible, and will be earmarked as follows:

- up to a maximum amount of 238,892,818 euros by issuing at par up to 238,892,818 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, allocating to:

- unsecured creditors who have challenged the sum of liabilities shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;
- unsecured creditors with conditional claims shares that shall be paid in at par upon the satisfaction of the condition precedent by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors;

- up to a maximum amount of 150,000,000 euros by issuing at par up to 150,000,000 common shares, par value 1 euro each, regular ranking for dividends, allocating to unsecured creditors with a title and/or cause that predates the date when the companies that are parties to the Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including unsecured creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged (so called late-filing creditors), shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;

- up to a maximum amount of 80,000,000 euros by issuing at par up to 80,000,000 common shares, par value 1 euro each, regular ranking for dividends, which shares will be used to allow conversion of the warrants allotted to eligible creditors, unsecured creditors who challenged the sum of liabilities, conditional creditors, late-filing creditors and the Foundation, on the basis of the capital increase subscribed by the latter (offsetting the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), at the exercise ratio of 1 new common share, par value 1 euro each, for each warrant tendered for the purpose of exercising the subscription right, up to the first 650 shares attributable to the unsecured creditors and the Foundation;

c) carry out the abovementioned increases of the Company's share capital in a manner consistent with the methods and regulations provided in the Proposal of Composition with Creditors;

d) carry out the abovementioned warrants in accordance with the provisions of the Warrants Regulations that are annexed to the Prospectus (see Section Three, Chapter XIII, Paragraph 13.1.9).

The Extraordinary Shareholders' Meeting of September 19, 2005 approved a motion allowing the "permeability" of the different installments of the share capital increase approved by the Shareholders' Meeting of March 1, 2005, meaning that if any one of the installments (excluding the first installment of 1,502,374,237 euros reserved for the verified claims and the last installment of 80,000,000 reserved for the exercise of the warrants) into which the overall capital increase of 2,010.00 million euros is divided should prove to be greater than the actual amount needed to convert the claims that the installment in question was supposed to cover into capital, the excess of this capital increase installment may be used to cover the claims of another class of creditors (particularly creditors who asked that preferential claims be converted into unsecured claims) when such claims exceed the funds provided by the capital increase installment allocated to them under the resolution approved by the Extraordinary Shareholders' Meeting of March 1, 2005.

Maximum Share Capital Amount

In accordance with the resolutions approved on March 1, 2005 and September 19, 2005, the Company's share capital may reach a maximum of 2,010 million euros as a result of the following increases:

- Increase reserved for creditors with unsecured claims included in the lists of verified claims	1,541.1
- Increase reserved for unsecured creditors with conditional claims and/or who are challenging their exclusion from the lists of verified claims	238.9
- Increase reserved for late-filing creditors	150.0
Total increases reserved for creditors	**1,930.0**
- Shares available for the conversion of warrants	80.0
Total capital increase	**2,010.0**

As stated before, the share capital at December 31, 2006 amounted to 1,641.5 million euros; as of today, it has increased of 6.8 million euros, totaling 1,648.3 million euros.

As a result of an analytical evaluation conducted by the company on the challenges filed by creditors excluded from the sum of liabilities and the claims of late-filling creditors, the reserves recognized in the shareholders' equity are deemed adequate.

Possible future claims of late-filling creditors, when verified, will be covered by the 2006 undistributable profit reserve.

(15) Reserve for Creditor Challenges and Claims of Late-filing Creditors Convertible Exclusively into Share Capital

The reserve convertible into share capital at December 31, 2006 amounts to 224.9 million euros. During the year 8.5 million euros have been drawn from this reserve, with a corresponding increase in shareholders' equity.

The utilization of this reserve will cause the share capital of Parmalat S.p.A. to increase by an amount equal to the verified claims or the remainder of the reserve, equal to the amount of the rejected claims, to become a freely available reserve. As explained before, Parmalat S.p.A. has already approved a capital increase in an amount equal to the balance in this reserve.

(16) Shares Subscribed Through the Exercise of Warrants

This reserve, which amounts to 0.1 million euros, refers to the warrants exercised in December 2006 (the corresponding 88,083 shares were issued in January 2007).

At December 31, 2006, there were 82,077,907 warrants outstanding. These warrants may be exercised until December 31, 2015.

(17) Other Reserves

This account reflects the costs incurred to list the securities of Parmalat S.p.A., which totaled 12.7 million euros (and are shown as a deduction as required by Paragraph 31 of IFRS 3), net of an allowance for the coverage of losses amounting to 1.0 million euros.

(18) Retained Earnings (Loss Carryforward)

This items reflects a loss of 29.3 million euros incurred the previous year, which is being brought forward in accordance with a resolution approved by the Shareholders' Meeting on April 29, 2006.

(19) Profit (Loss) for the Period

The profit earned by the Company in 2006 amounted to 125.6 million euros.

Notes to the Balance Sheet — Liabilities

Non-current Liabilities

(20) Long-term Borrowings

A breakdown of Long-term borrowings, which amounted to 14.5 million euros, is as follows:

	12/31/06	12/31/05
IRFIS – Mediocredito Regionale della Sicilia – amount due after one year	6.7	
Obligations under finance leases	3.6	6.7
Total long-term borrowings	**10.3**	**6.7**

The indebtedness owed to IRFIS – Mediocredito Regionale della Sicilia is secured by a voluntary mortgage on Company buildings in Collecchio. The loan is to be repaid in equal semiannual installments of 1.1 million euros due at the end of June and the end of December.

Obligations under finance leases, recognized in accordance with IAS accounting principles, represent the remaining indebtedness owed under outstanding finance leases. The year-over-year decrease reflects the lease payments made in 2006.

(21) Deferred-tax Liabilities

Deferred-tax liabilities amounted to 20.4 million euros, compared with 12.3 million euros at the end of 2005. The table below provides a breakdown of this item and shows the changes that occurred in 2006:

Deferred-tax liabilities	Tax rate	Temporary differences at 12/31/06	Balance at 12/31/05	Additional liabilities recognized	Utilizations	Balance at 12/31/06
Amortization of goodwill for tax purposes	37.25%	26.0	3.2	6.5		9.7
Amortization of trademarks for tax purposes	37.25%	28.1	8.8	1.6		10.4
Capitalization of leases	37.25%	0.8	0.2	0.1		0.3
Measurement of employee severance benefits in accordance with IAS 19	37.25%	0.1	0.1		(0.1)	0.0
TOTAL		**55.0**	**12.3**	**8.2**	**(0.1)**	**20.4**

Deferred taxes are computed on the portion of amortization booked exclusively for tax purposes, since it applies to assets with an indefinite useful life that, as such, cannot be amortized for reporting purposes.

(22) Post-employment Benefits

The following demographic assumptions were made when measuring the Plans:

- The mortality assumptions used for the Italian population, broken down by sex, were those developed by the ISTAT in 2002;
- The disability assumptions used for the Italian population, broken down by sex, were taken from the INPS model, projected to 2010;
- The general retirement assumption for active staff was retirement taken when the minimum retirement requirements under the rules of the General Mandatory Insurance system could be met;

- The probabilities of leaving the workforce due to causes other than death were determined by reviewing annual turnover rates, estimated in accordance with historical trends that were analyzed and projected in accordance with the projections provided by the relevant organizations.

The financial assumptions used to measure the Plans are summarized in the table below:

Technical annual discount rate	4.60%
Annual inflation rate	2.00%
Average annual rate of wage increases	3.00%
Annual rate of increase of severance benefits	3.00%
Probability of annual advances	3.00%

The Provision for employee severance benefits is a defined-benefit plan and, accordingly, it is measured by the actuarial method.

Effective January 1, 2007, the Italian Financial Law and its implementing decrees introduced significant changes in the treatment of pension funds, one of which is the employee's choice about his maturing severance benefit destination. Specifically, the new severance benefit flows can be addressed to the employee (in a chosen pension fund) or left at the company (in this case the company must transfer the funds to a treasury account at National Social Insurance Institute (Istituto Nazionale Previdenza Sociale, or INPS). At present, any hypothesis of actuarial changes to the accrued severance benefit calculation at December 31, 2006 would be untimely due to the law interpretation uncertainty, possible different classifications of maturing severance benefit according to IAS 19 and impossibility to estimate employees' choices on maturing funds' destination (employees must make their choice within June 30, 2007).

The table below provides a breakdown of the Provision for employee severance benefits and shows the changes that occurred during the period.

Changes in the Provision for Employee Severance Benefits

	12/31/06	Utilizations	Additions	12/31/05
Production staff	15.5	(2.8)	2.5	15.8
Office staff	21.5	(3.2)	3.3	21.4
Management	3.6	(0.5)	0.6	3.5
Total provision for employee sever. benefits	**40.6**	**(6.5)**	**6.4**	**40.7**

The addition to the Provision for employee severance benefits includes 1.6 million euros classified as borrowing costs in accordance with IAS 19.

(23) Provisions for Risks and Charges

Provisions for risks and charges totaled 188.7 million euros. They include the items listed below:

	12/31/06	Utilizations	Additions	12/31/05 Restated
Provisions for taxes (see detail)	17.5	(1.7)		19.2
Allowance for risks on investee companies	16.2			16.2
Provision for adjust. to equity invest. in Venezuela	134.4	0.0	0.0	134.4
Allowance for staff downsizing	15.3	(5.0)	3.6	16.7
Allowance for INPS installment plan	0.6	(0.8)	0.0	1.4
Provision for prize contests	0.3	(6.7)	0.0	7.0
Provision for costs of ITX disputes	0.5	(3.7)	0.0	4.2
Provision for disputes with former Group cos.	3.1	(0.2)	0.9	2.4
Provisions for supplemental sales agents benefits	0.8	(0.4)	0.5	0.7
Total provisions for risks and charges	**188.7**	**(18.5)**	**5.0**	**202.2**

Utilizations, which caused these provisions to decrease by a total of 18.5 million euros, affected primarily the Provision for disputes with former Group companies (3.7 million euros), the Provision for costs of ITX disputes (6.7 million euros), the Provisions for taxes (1.7 million euros) and the Allowance for staff downsizing (5.0 million euros).

On the other hand, additions produced an increase of 5.0 million euros in these provisions. The largest amount (3.6 million euros) was added to the Allowance for staff downsizing.

The provision for taxes refer to tax risks incurred by companies included in the Composition with Creditors prior to their becoming eligible for extraordinary administration status.

With reference to the provision for Venezuela equity adjustment, the Venezuelan companies have loans for 170 million US dollars. Because of those liabilities, the shareholders' equity is negative and the provision reflects that datum.

The financial liabilities arisen prior to Parmalat Finanziaria group's crisis have been challenged before the U.S. Courts in charge.

(24) Provision for Preferential and Prededuction Claims

	12/31/06	Increases	Decreases	12/31/05
Provision for preferential and prededuction claims	**22.8**	2.9	(1.0)	20.9

The increase of 2.9 million euros reflects a revision of disbursement estimates in connection with claims of creditors who are challenging the status under which their claims were accepted as liabilities of the companies included in the composition with creditors. The utilization of 1.0 million euros represents the amount drawn from the provision to satisfy claims recognized as payable in a final decision by the corresponding court of venue.

Current Liabilities

(25) Short-term Borrowings

Short-term borrowings totaled 4.6 million euros. A breakdown is as follows:

	12/31/06	12/31/05
IRFIS – Mediocredito Regionale della Sicilia – amount due within one year	2.2	0.0
Indebtedness owed to subsidiaries	2.4	0.0
Total short-term borrowings	**4.6**	**0.0**

The terms and guarantees of the indebtedness owed to IRFIS (portion due within one year) have been described in the Note to Long-term borrowings.

(26) Financial Liabilities for Preferential and Prededuction Claims

By assuming the obligations that arise from the *Composition* with Creditors, the Company has agreed to satisfy in full, within six months of the approval of the Composition with Creditors, *all preferential* and prededuction claims, in accordance with the lists prepared and published by the *Giudici Delegati.*

A breakdown of preferential and prededuction claims at December 31, 2006 is as follows:

	12/31/06	Increases	Decreases	12/31/05
Financial liabilities	0.0	0.0	(11.1)	11.1
Trade-related liabilities	0.0	0.0	(69.4)	69.4
Other liabilities	0.0	0.0	(8.8)	8.8
Total financial liabilities for preferential and prededuction claims	**0.0**	**0.0**	**(89.3)**	**89.3**

All prededuction and preferential claims were satisfied within the deadline set forth in the Composition with Creditors (six months from the date of approval).

A breakdown of the resources used to satisfy the abovementioned claims is as follows:

a.	Cash	62.4 million euros
b.	Company shares upon the claims being classified as unsecured (on orders by the *Giudici Delegati*)	7.6 million euros
c.	Special financing	11.1 million euros
d.	Offsets (on orders by the *Giudici Delegati*) and/or out-of-period income	8.1 million euros

(27) Trade Payables

A breakdown of trade payables, which totaled 203.9 million euros, is as follows:

	12/31/06	Increases	Decreases	12/31/05 restated
Advances	0.0			0.0
Trade payables – Suppliers	177.5		(7.1)	184.6
Liabilities for prize contests	2.3		(4.8)	7.1
Trade payables – Subsidiaries	24.1		(8.1)	32.2
Total trade payables	**203.9**	**0.0**	**(20.0)**	**223.9**

The decrease in trade payables owed to subsidiaries is due mainly to the payment of the amount owed to the German subsidiaries (Deutsche Parmalat GmbH in AS and Parmalat Molkerei GmbH in AS) which ceased operating activity, while the lower amount owed to suppliers reflects a reduction in consulting services used in connection with the extraordinary administration proceedings and the establishment of standard payment terms.

The decrease in liabilities for prize contests reflects the upcoming expiration (March 31, 2007) of the Flower of Freshness contest.

(28) Other Current Liabilities

Other current liabilities of 82.1 million euros include the following:

	12/31/06	12/31/05
Amounts owed to the tax authorities	16.7	23.4
Contributions to pension and social security institutions	7.5	31.2
Accounts payable to employees	22.4	18.9
Liabilities for payment commitments	15.0	0.0
Accounts payable to others	1.5	0.6
Accrued expenses and deferred income	19.0	19.4
Total other current liabilities	**82.1**	**93.5**

The main components of the amounts owed to the tax authorities are income taxes withheld from employees, professionals, agents and other associates and the liability for the registration tax owed on transfer to the Assumptor of the businesses of the companies under extraordinary administration that were included in the Proposal of Composition with Creditors.

A portion of the amount receivable from the tax authorities for VAT (5.6 million euros at December 31, 2006, compared with 31.9 million euros at the end of 2005) is still earmarked to offset an equal liability toward the Italian Social Security Administration (INPS).

Accrued expenses and deferred income refer mainly to deferred income that arises from grants approved pursuant to Legislative Decree No. 173/1998.

The value of the individual grants attributable to the various assets will be reflected in the income statement, as part of Other income and charges, in equal installments over the useful lives of the underlying assets.

The liability for payment commitments refers to a payment obligation of the Pisorno S.r.l. subsidiary toward Banca Popolare Italiana, which Parmalat S.p.A. has guaranteed.

(29) Income Taxes Payable

Income taxes payable of 4.7 million euros reflect the Company's liability for corporate income taxes (IRES) and regional taxes (IRAP) for 2006. At the end of 2005, the liability was 0.6 million euros.

Guarantees and Commitments

Guarantees

	12/31/06			12/31/05		
	Sureties	Collateral	Total	Sureties	Collateral	Total
Guarantees provided by outsiders on behalf of the Company	246.5	8.9	**255.4**	179.0	0.0	**179.0**
Total guarantees	**246.5**	**8.9**	**255.4**	**179.0**	**0.0**	**179.0**

The Guarantees provided by outsiders on behalf of the Company (246.4 million euros) refer mainly to guarantees provided by banks and/or insurance companies to government agencies in connection with VAT refunds and with prize contests.

The collateral was provided to secure the outstanding balance of a loan from IRFIS – Mediocredito della Sicilia, which is due on December 31, 2010.

Other Commitments

Other commitments, totaling 8.1 million euros (15.3 million euros at December 31, 2005), refers to a commitment undertaken by Parmalat S.p.A. in AS toward the European Bank for Reconstruction and Development (EBRD) prior to the start of the extraordinary administration proceedings for the Parmalat Group, which was then transferred to Parmalat S.p.A.. This commitment, which calls for Parmalat S.p.A. to buy from the EBRD shares of stock of O.A.O. Belgorodskij Molochnnij Kombinat (EBRD owns a 34.9% interest) and Parmalat Romania (EBRD owns a 19.696% interest) was renegotiated in 2006 and should be executed early in 2007.

* * *

As the successor in the rights of the companies included in the Composition with Creditors, the Company holds verified claims in several composition with creditors proceedings.

Specifically, the Company holds the following verified claims (in millions of euros):

• unsecured claims against travel companies (form. Parmatour) (*including 318.9 million euros owed by Parmatour S.p.A. as co-obligated debtor and 310.0 million euros owed by Hit S.p.A. as primary debtor)	628.9*
• unsecured claims against licensee companies under extraordinary administration	34.1
• unsecured claims against companies of the former Parmalat Group that are not included in the Composition with Creditors	127.9
• unsecured claims against Horus S.r.l. in bankruptcy	31.4
• unsecured claims against Finaliment S.r.l. in bankruptcy	4.5
• **Total**	**826.8**

Legal Disputes and Contingent Liabilities at December 31, 2006

Foreword

The company and the Group are parties to civil and administrative proceedings related to events that affected the companies included in the Composition with Creditors prior to their becoming eligible for Extraordinary Administration status. Based on the information currently available and in view of the provisions that have already been set aside, these proceedings and actions are not expected to have a negative impact on the financial statements.

The company is also a plaintiff in a number of actions for damages, liability actions and actions to void in bankruptcy that could have a positive financial impact of significant magnitude on its balance sheet.

<u>Approval of the Proposal of Composition with Creditors</u>
On October 1, 2005, the Court of Parma filed Decision No. 22/05. This decision approved the Proposal of Composition with Creditors pursuant to Article 4 bis of Law No. 39 of February 18, 2004, as amended. The Proposal of Composition with Creditors was put forth on March 3, 2005 by the 16 companies under extraordinary administration.
As of the writing of these Notes, the abovementioned court decision has not become final because it has been challenged before the Bologna Court of Appeals. Parmalat has joined the proceedings asking the court to find that the challenge is without merit. If the Court of Appeals rules that the challenge is without merit, the court decision approving the Composition with Creditors will become final, causing the extraordinary administration proceedings that involve the 16 companies included in the Composition with Creditors to come to an end. The hearing to present final arguments has been set for May 15, 2007.

* * *

The main proceedings involving the Parmalat Group are reviewed below.

Criminal Proceedings

<u>Criminal Proceedings Filed by the Public Prosecutors of Milan and Parma</u>
The Public Prosecutors of Milan and Parma are still conducting investigations to determine whether several individuals who were members of the corporate governance or administrative bodies that comprised the previous management team of the Parmalat Group and former employees of those companies, bank officers and external consultants are criminally liable.

The status of the proceedings in Milan is as follows:
an initial charge for stock manipulation (Article 2637), obstruction of the supervisory authority in the performance of their function (Article 2638) and audit forgery (Article 2624) filed by the Public Prosecutor on May 26, 2004 against Directors, Statutory Auditors, employees, independent auditors, third parties and certain companies was followed by a preliminary hearing held before the Preliminary Hearings Judge. In this action, UBS Limited, Citibank, N.A., Deutsche Bank Spa and Deutsche Bank AG London, Morgan Stanley Bank International Limited Milan Branch and Morgan Stanley & Co. International, Ltd and Nextra Investment Management SGR Spa are charged with violations of Legislative Decree No. 231/01.

Subsequent to the preliminary hearings, which Parmalat Finanziaria S.p.A. joined as a plaintiff for damages in those proceedings involving individuals, the Preliminary Hearings Judge handed down a decision sentencing the defendants who had agreed to plead guilty, and, on June 27, 2005, indicted the remaining defendants and set the date for the start of the proceedings.
These proceedings are currently ongoing before the First Criminal Section of the Court of Milan.
On July 12, 2005, following further investigations carried out by his office, the Public Prosecutor of Milan filed additional stock manipulation charges against certain bank officers and banks. A preliminary hearing is currently under way. Specifically, the parties were allowed to present arguments and the Public Prosecutors have asked that the defendants (individuals and companies) be indicted. In these proceedings, Parmalat Finanziaria S.p.A. in AS was allowed to join the proceedings as plaintiffs for damages in those proceedings that involve individuals. Lastly, there is a separate action currently in the preliminary hearing phase that is pending before the Preliminary Hearings Judge. In this action, Bank of America is charged with violations of

Legislative Decree No. 231/01. Hearings on this action are currently under way. However, the parties have finished submitting their arguments and the Preliminary Hearings Judge is expected to hand down a decision at the next hearing scheduled on March 13, 2007. Parmalat Finanziaria is a plaintiff in these proceedings. Insofar as the proceedings in Parma are concerned, on May 11, 2005, the Public Prosecutor of Parma filed a notice of completion of the preliminary investigation that set forth facts that are relevant from the standpoint of criminal law and charged 71 individuals with crimes related mainly to fraudulent bankruptcy. On December 29, 2005, the abovementioned individuals were formally indicted on all charges, except for some that were (or will be) dismissed. Preliminary hearings involving 64 defendants started on June 5, 2006 and are continuing. The position of all the defendants who agreed to plead guilty and who probably will be sentenced on March 29, 2007 was separated from that of the other defendants. The companies of the Parmalat Group in A.S. identified as injured parties in the indictment have joined these proceedings as plaintiffs seeking damages. On October 27, 2006, following the filing of additional charges by the Public Prosecutor of the Court of Parma on February 28, 2006, new preliminary hearings got under way before the Preliminary Hearings Judge in which officers and/or employees of Capitalia (formerly Banca di Roma) were accused of fraudulent bankruptcy. These hearings are currently ongoing and all of the companies of the Parmalat Group under extraordinary administration that were identified as injured parties in the indictment have joined these proceedings as plaintiffs seeking damages. In these proceedings, Capitalia S.p.A., già formerly Banca di Roma S.p.A., is also being held civilly liable for the actions of its employees. Capitalia S.p.A. has joined the proceedings as a party civilly liable for actions of its employees.

Preliminary-hearing proceedings involving a third case were held on January 9, 2007 before the Preliminary Hearings Judge in connection with an indictment filed by the Public Prosecutor of the Court of Parma on October 31, 2006 charging former Directors, Statutory Auditors and certain third parties with fraudulent bankruptcy in connection with companies engaged in the tourism business. These proceedings are also ongoing and the position of all the defendants who have pleaded guilty and who, presumably, will be sentenced on March 29, 2007, has been separated from that of the other defendants. The companies of the Parmalat Group in A.S. identified as injured parties in the indictment have joined these proceedings as plaintiffs seeking damages. In these proceedings as well, Capitalia S.p.A. is also being held civilly liable for the actions of Sebastiano Brucato who was an employee of BIPOP Carire. In this case as well, Capitalia S.p.A. has joined the proceedings as a party civilly liable for the actions of Sebastiano Brucato.

Notices of the completion of investigations involving certain bank officers and banks have already been notified, but no dates have been set for the preliminary hearings.

Investigations in other matters are ongoing.

Civil Proceedings Filed Against the Group

<u>Insurance Companies vs. Parmalat Finanziaria S.p.A. in A.S</u>
Some insurance companies that provided the previous management with policies providing protection from the risks inherent in the exercise of the offices of Director, Statutory Auditor and General Manager have sued Parmalat Finanziaria S.p.A. in A.S., asking the Court to void the abovementioned policies. The plaintiff companies are not requesting payment of any amount. Should the Court grant the plaintiffs' request that the insurance policies be voided, the decision would have a retroactive effect canceling the benefits of the challenged policies as of the date when they were first stipulated. The hearing for conclusions was held on February 21, 2007; the Judge reserved his decision.

<u>Eurofood IFSC Limited and Parmalat Finance Corporation BV</u>
Extraordinary administration proceedings involving Eurofood IFSC Limited, an Irish company, got under way before the Court of Parma, in Italy, in February 2004. Previously, Bank of America had succeeded in its efforts to obtain that Eurofood IFSC Limited be liquidated in Ireland. This created a conflict between the Italian and Irish courts. The European Court of Justice ruled on this issue essentially recognising the legality of the liquidation procedure before the Irish Court (refer to page 156 for more information on the administrative proceedings related to this matter). In addition, two separate lawsuits have been filed before the Court of Parma by the liquidator of Eurofood IFSC Limited and Bank of America against the Extraordinary Commissioner of the abovementioned company. In both lawsuits, the plaintiffs are challenging Eurofood's declaration of insolvency, which was handed down by the Court of Parma. In the first lawsuit, the plaintiff's demands were rejected in February 2006 and the liquidator of Eurofood IFSC Limited has

appealed. In the second lawsuit, the parties still have to provide rebuttals and conclusions at a hearing scheduled for October 2007.

Official Liquidation of Parmalat Capital Finance Ltd. (Cayman Islands).

On November 9, 2006, on the occasion of the first meeting of the creditors, the liquidators of PCF Ltd. rejected all of the claims filed by the companies under extraordinary administration because they originated from receivables now transferred from Parmalat S.p.A. At the same time they ruled that the claims filed by Parmalat S.p.A. were formally admissible for an amount equal to the aggregate of the receivables owed to the companies under extraordinary administration, but reserved the right to reject them on the merits for lack of evidence, further stating that they were admitting the claims filed by Parmalat S.p.A. temporarily and only for voting purposes. The same treatment was reserved for claims filed by other Group companies that are not included in the composition with creditors. These companies are Parmalat Holdings Ltd, Curcastle, Parmalat Administracao e Participacoes do Brasil Ltda, PPL Participacoes Ltda e and Parmalat Africa. These developments enabled the Group to obtain a majority in the newly established Creditors Committee, which has the following members:

1. Cargill Financial Markets Plc
2. Parmalat SpA
3. Parmalat Administracao e Participacoes do Brasil Ltda
4. PPL Participacoes Ltda
5. Parmalat Holdings Ltd

Court of Appeal of the Cayman Islands. Challenge to the Court Decision to Liquidate Parmalat Capital Finance Ltd. (PCFL)and Appoint the Official Liquidators dated December 5, 2006

The Court of Appeals has published the full text of the decision by which it rejected the appeal filed by some companies of the Parmalat Group, upholding the decision by which the lower court ordered the liquidation of PCF Ltd. and appointed the liquidators. Parmalat is considering the possibility of appealing this decision before the Privy Council in Great Britain, which is the last available appeal venue.

Bouchard vs. Agropur, Natrel, Parmalat Dairy and Bakery Inc., Saputo, Chalifoux, Trois Vallées, et al.

On October 18, 2006, upon the conclusion of a class action lawsuit in which the plaintiff sued the main players in the Canadian dairy market, alleging that they had deceived consumers for more than 15 years by using in their products less fat than the amount required by law or listed on their product labels, the Court of Appeals of the State of Quebec dismissed without recourse a motion seeking damages of about 89 million Canadian dollars, finding that the plaintiff lacked any cause of action to sue the respondents (or, in any case, the respondents whose products were never consumed by the plaintiff, which include Parmalat).

ACLU Sec (formerly Groupe Lactel Sec) VS Industria Lactea Venezolana

In Venezuela, ACLU Sec (formerly Groupe Lactel Sec) is suing Industria Lactea Venezolana, a company of the Parmalat Group, and other companies outside the Parmalat Group for payment of an alleged trade receivable totaling US$2,633,438 plus accrued interest and legal costs. The amount of this claim has not been included among the liabilities since the Group believes that it is unlikely that the plaintiff will prevail.

Giovanni Bonici VS Industria Lactea Venezolana

In February 2005, Giovanni Bonici, the former President of Industria Lactea Venezolana C.A., served a summons on the abovementioned company challenging his dismissal, of which he was informed in 2004. The plaintiff is asking that his dismissal be declared invalid and that Industria Lactea Venezolana C.A. be ordered to pay damages for various reasons totaling US$20 million (equal to about 14.7 million euros). A date for the continuation of the *preliminary* hearing before the labor judge of the Court of Caracas with jurisdiction over this issue has not yet been set.

Wishaw Trading SA
Five civil actions have been filed against Wishaw Trading SA, an offshore company based in Montevideo, Uruguay. All actions are related to the defendant's failure to repay its promissory notes which were guaranteed by Parmalat S.p.A. Four cases are pending before the Court of New York, while the fifth is pending before the Court of Appeals of Montevideo. With reference to this last case, Rabobank filed a lawsuit against Wishaw Trading S.A. and Parmalat S.p.A. in A.S., in its capacity as guarantor of unpaid promissory notes, seeking to attach assets or receivables held by the Group in Uruguay for an amount of about US$5 million. With a decision handed down in May 2006, the Court of Montevideo rejected the challenge filed by Parmalat S.p.A., which has appealed obtaining a temporary stay of the enforcement of the order of attachment. A decision by the Court of Appeals is expected in the first half of 2007.
With regard to the company's tax status, a motion filed by the local tax authorities was granted, ordering the preventive attachment of the assets of Wishaw Trading SA and of the personal assets of some former Directors of the company for unpaid taxes owed by the company for 2002 and 2003 and penalties. In addition, as already explained, Wishaw Trading S.A. risks being stripped of its offshore company status and consequently loosing the advantageous tax rates applied to offshore companies. Alternatively, there is a concrete risk that the tax authorities could challenge the criteria used to determine the taxable assets for the years from 1999 to 2003. The resulting risk is estimated at about 20 million euros. It is important to remind that Wishaw Trading SA is not included in the scope of consolidation, as explained in the paragraph "Scope of Consolidation", pages 190-191.

Civil Proceedings Filed by the Group and Settlements

Parmalat cvs. Parmalat Capital Finance Ltd. (sequestro conservativo azioni).Protective Attachment of Shares)
On October 5, 2006, the full bench of the Court of Parma rejected a complaint filed by PCF Ltd. and reaffirmed the order of protective attachment it handed down on March 30, 2005, the defendant being absent, and enforced on the Parmalat shares attributed to PCF Ltd. pursuant to the composition with creditors.

Bank Hapoalim (Switzerland) – Order of Attachment Against Parmalat International
On March 13, 2006, Bank Hapoalim AG notified Parmalat International SA in liquidation, also a company incorporated under Swiss law, an order of attachment issued by the Lower Court Judge of the District of Lugano. The order of attachment covered the receivables owed to Parmalat S.p.A. by Parmalat International SA in liquidation and any assets belonging to Parmalat S.p.A. that are held by Parmalat International SA in liquidation.
Bank Hapoalim is acting by virtue of an alleged claim of US$15 million that was not verified as a liability of Parmalat S.p.A. in AS and is currently the subject of a lawsuit pending before the Court of Parma challenging the composition of the sum of liabilities of Parmalat S.p.A. Parmalat S.p.A. is challenging the order of attachment. Currently, these proceedings have been suspended, pending a decision by the Court of Appeals of Lugano as to whether a composition with creditors executed pursuant to the so-called Marzano Law is admissible in Switzerland. If the Court finds that the composition with creditors is admissible, the attachment would become void.

Protective Attachments, Prior to the Start of the Proceedings, Against Former Directors and Liability Actions
Early in 2004, Parmalat filed a complaint before the Court of Parma asking for an order of protective attachment against the former Directors and Statutory Auditors of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. This action also applies to certain former employees and external consultants who are deemed to have contributed to the creation of the Group's state of insolvency. The Civil Court of Parma granted the complainants, Parmalat Finanziaria S.p.A. in A.S. and Parmalat S.p.A. in A.S., two protective attachment orders totaling 11.9 billion euros.

In a subsequent action for protective remedies, which was filed within the statutory deadline, Parmalat Finanziaria S.p.A. in A.S. and Parmalat S.p.A. in A.S. served two summonses on the individuals who were the target of the orders of attachment, thereby filing merit proceedings before the Civil Court of Parma. The purpose of these proceedings, which were later consolidated, is: (a) to ascertain the contractual and extra-contractual liability of each of the respondents — in their capacities as Directors, Statutory Auditors, consultants or employees — in causing the financial collapse of the complainant companies, and (b) to obtain that all of the respondents be found jointly liable and ordered to pay damages up to the maximum amount mentioned above.

Subsequently, Parmalat Finanziaria S.p.A. in AS and Parmalat S.p.A. in AS served a third summons on other individuals in similar positions, whom it alleges are jointly liable, asking the court to issue the same ruling as in the other two lawsuits. The plaintiffs asked that this action be consolidated with the other two.

At the hearing held on December 6, 2006 before the Court of Parma, the Court, after hearing oral arguments, handed down a decision dismissing the civil liability lawsuits filed by Parmalat Finanziaria S.p.A. in A.S. since both companies had joined the corresponding criminal proceeding as plaintiffs seeking damages. At the same time, the Court, rejected a challenge filed by some of the defendants who were asking the Court to rule that the attachments were void due to the dismissal of the two civil lawsuits due to the two companies joining the corresponding criminal proceeding as plaintiffs seeking damages, but ordered the suspension, pursuant to Article 295 of the Code of Criminal Procedure, of the two consolidated proceedings (in which, at this point, Parmalat S.p.A. is the sole plaintiff), pending a resolution of the criminal proceedings.

As for the third liability lawsuit, the defensive briefs have been exchanged and the Court has to set a date for oral arguments, pursuant to Article 12 of Legislative Decree No. 5 of January 17, 2003.

Civil Lawsuits in the United States of America

Parmalat filed three lawsuits in the United States against certain banks and independent auditors.

Parmalat contro vs Bank of America et al.

In October 2004, Parmalat filed an action for damages in North Carolina against Bank of America Corporation and its affiliates ("Bank of America" or the "Bank"). Subsequently, upon a motion filed by Bank of America, the lawsuit was moved to the United States District Court for the Southern District of New York for handling of discovery phase issues, since the preliminary phases of actions filed by other plaintiffs against Bank of America, the independent auditors and other defendants were already being coordinated by the United States District Court for the Southern District of New York. Once the discovery phase is completed and a decision has been handed down on the petitions for summary judgment, the lawsuit will be sent back to North Carolina for court hearings. In August 2005, the New York Federal Court Judge granted parts of the motion to dismiss filed by Bank of America but confirmed that Parmalat could continue to pursue the discovery phase with regard to the allegations that the Bank had violated its fiduciary obligations and engaged in a conspiracy in violation of civil law. However, he denied Parmalat's complaints alleging fraud, misleading representations, unlawful enrichment and federal and state violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO). The judge later allowed Parmalat to file an amended complaint concerning RICO charges. The amended complaint was filed in September 2005. In January 2006, the judge allowed virtually all of Parmalat's complaints, stating that the RICO complaint could be pursued based on allegations of misleading representations and fraudulent omissions by Bank of America put forth by Parmalat. In March 2006, the judge allowed the defendant Bank to countersue Parmalat, under the condition that if the Bank was awarded, in its countersuit, an amount greater than the amount of any damages awarded to Parmalat, the Bank would pursue the collection of said amount within the framework of the proceeding currently pending before the Court of Parma. The countersuit is based on actions that took place prior to the declaration of insolvency of the Group. On November 21, 2006, the parties were ordered to suspend until December 31, 2006 all discovery activities in connection with all of the lawsuits involving Parmalat that were pending before and to consider settlement options. The discovery phase was completed on March 5, 2007. The parties have been authorized to exchange reports of technical consultants by and not later than April 3, 2007, with rebuttals due by May 7, 2007. The discovery phase concerning the reports and the hearing of technical consultants must be completed by June 4, 2007. Motions for summary judgment must be filed by and not later than June 27, 2007, with rebuttals due by July 30, 2007 and replies by August 13, 2007.

Parmalat vs Grant Thornton Int'l et al

In August 2004, Parmalat filed an action before a state court in Illinois seeking damages from the U.S. branches of Grant Thornton and Deloitte & Touche, their Italian affiliates and their respective international parent companies (the "Independent Auditors"). The Independent Auditors succeeded in having the lawsuit transferred to a federal court in Illinois and obtained that the lawsuit be transferred to the United States District Court for the Southern District of New York for handling of discovery phase issues, since other actions filed against Bank of America, the Independent Auditors and various other defendants are already pending in that venue. Once the discovery phase is completed and a decision has been handed down on the motions for summary judgment, the lawsuit will be sent back to Illinois for court hearings.

In July 2004, the New York judge granted in part the requests contained in a motion filed by the Independent Auditors (including the request to exclude the U.S. branches of Deloitte & Touche and Grant Thornton)

Subsequently, following the filing of additional briefs by the parties, the judge changed in part his earlier decision, denying the motion to exclude the U.S. branch of Grant Thornton but confirming the exclusion of the U.S. branch of Deloitte & Touche.

In April 2006, the Independent Auditors asked the court to authorize them to countersue Parmalat. The countersuits filed by the Independent Auditors make reference to events that occurred prior to the appointment of Dr. Bondi as Extraordinary Commissioner.

On November 21, 2006, the parties were ordered to suspend until December 31, 2006 all discovery activities in connection with all of the lawsuits involving Parmalat that were pending before and to consider settlement options.

On January 12, 2007, the action for damages filed by Parmalat against Deloitte & Touche S.p.A and Dianthus S.p.A. and their countersuits against Parmalat in the same proceedings were settled out of court. Deloitte and Dianthus reserved the right, in consideration of a payment of US$15 million, to cancel the settlement within 60 days if during that time they are unable to obtain a contribution bar in accordance with the Illinois Joint Tortfeasor Contribution Act. On February 20, 2007, the New York Court issued an order granting a motion by which Deloitte & Touche S.p.A. and Dianthus S.p.A., and by Deloitte & Touche LLP, Deloitte & Touche USA LLP, Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Auditores Independentes asked the Court to issue an order regulating the relationships among jointly liable debtors (contribution bar). As a result of the abovementioned order, the settlement became final and the amount payable to Parmalat S.p.A. became due. It was collected on schedule on February 23, 2007.

On February 5, 2007, the judge authorized Grant Thorton to countersue Parmalat, under the condition that if the Independent Auditor was awarded, in its countersuit, an amount greater than the amount of any damages awarded to Parmalat, the Independent Auditor would pursue the collection of said amount within the framework of the proceeding currently pending before the Court of Parma.

As for the discovery phase of the lawsuit against Bank of America, all activities must be completed by March 5, 2007. The parties have been authorized to exchange reports of technical consultants by and not later than April 3, 2007, with rebuttals due by May 7, 2007. The discovery phase concerning the reports of technical consultants must be completed by June 4, 2007. Motions for summary judgment must be filed by and not later than June 27, 2007, with rebuttals due by July 30, 2007 and replies by August 13, 2007

Parmalat vs Citigroup, Inc. et al.

On July 29, 2004, Parmalat filed a lawsuit before a New Jersey State Court seeking damages from Citigroup, Inc.; Citibank, N.A.; Vialattea LLC; Buconero LLC; and Eureka Securitisation Plc ("Citigroup"). The complaint alleges fraud, misleading representations, conspiracy to violate fiduciary obligations, unlawful enrichment, and conspiracy to carry out fraudulent money transfers and violations of RICO statutes in New Jersey. Subsequently, after Citigroup obtained initially that the lawsuit be transferred to a federal court in New Jersey, it was sent back to the state court.

On December 20, 2004, all of the defendants asked the court to dismiss Parmalat's complaint, with Eureka Securitization filing a separate motion asking that the complaint be dismissed for lack of jurisdiction. On February 28, 2005, the court denied both motions.

On March 17, 2005, Citigroup filed a response brief countersuing Parmalat in connection with unlawful acts by Parmalat that it alleged occurred prior to declaration of insolvency of Parmalat Group. On April 21, 2005, Parmalat asked that the countersuit be dismissed since it duplicated complaints already filed by Citigroup before the Court of Parma against the company under extraordinary administration. On May 31, 2005, the court denied Parmalat's motion. However, Parmalat asked that the payment of any amount awarded to Citigroup take place within the framework of the proceedings that are pending before the Court of Parma, as allowed under the protection provided by Section 304 of the U.S. Bankruptcy Law.

Citigroup has also moved, at different phases in the proceedings and in different venues, to have the court before which the lawsuit is pending lacking international jurisdiction, alleging "improper venue." To this regard, a series of orders have been issued by the competent judicial authorities (lastly, the Superior Court of New Jersey, Appellate Division, with an order communicated on March 12, 2007 has rejected Citigroup's Motion for Leave to Appeal the denial of the motion to dismiss Parmalat's complaint on the basis of forum non conveniens). All discovery activities in the lawsuit against Citigroup must be completed by June 7, 2007.

Parmalat Securities Litigation
Pursuant to an order issued on July 28, 2006, Parmalat S.p.A. was included among the respondents in the Parmalat Securities Litigation currently pending before the Federal District of New York. Other respondents in these proceedings include Deloitte & Touche (and James Copeland personally), Grant Thornton, Citigroup (including Buconero, Vialattea and Eureka Securitization), Bank of America, Credit Suisse, Banca Nazionale del Lavoro, Banca Intesa, Morgan Stanley, the Pavia Ansaldo and Zini law firms and numerous individuals. Parmalat S.p.A. has filed a motion asking that the abovementioned order be revoked. The judge has not yet ruled on this motion.
By the same order of July 28, 2006, the plaintiffs were allowed to file a third amended complaint. The abovementioned order does not address the merit of the new allegations put forth by the plaintiffs (relevance of new facts alleged by the plaintiffs or whether these new complaints qualify as being under the jurisdiction of the Federal District of New York). Since the proceedings are still in the discovery phase, the ruling does not take a position whether, pursuant to U.S. law, the lawsuit qualifies as a class action lawsuit. This decision will be made at a later date, when all respondents will have made further progress in the discovery process.

Status of Proceedings in the Discovery Phase
Since the summer of 2005, Parmalat has been actively pursuing the discovery phase in connection with the abovementioned actions. The activity coordinated by the United States District Court for the Southern District of New York, which includes requests by numerous plaintiffs and defendants, resulted in the exchange of about 15 million pages of documents. Pretrial proceedings included about 100 depositions.
In the action against Citigroup, numerous documents were exchanged prior to the appeal concerning the alleged lack of jurisdiction of the court (September 2005). While the appeal was pending, Citigroup refused to take part in any document production activity, causing the document production to be put on hold. When the appellate division rejected Citigroup's motion, the parties resumed the exchange of documents. This exchange resumed in August 2006. Depositions started in the fall and will continue until June 7, 2007.

Petition Under Section 304
On June 22, 2004, several companies, including the 16 companies included in the Composition with Creditors, filed a petition with the New York Bankruptcy Court, invoking Section 304 of the U.S. Bankruptcy Law seeking an order of protection against creditors seeking to file composition-with-creditors proceedings before a U.S. court.
The New York Bankruptcy Court has already granted Parmalat an order of protection, which has been extended repeatedly.
A hearing to make permanent the order of protection granted pursuant to Section 304 of the U.S. Bankruptcy Law has been postponed to May 2, 2007. The temporary order has been extended up to and including May 4, 2007.

Actions for Damages
The initiatives taken to identify the possible liability of other parties, in addition to the individuals and companies sued in the actions described on earlier occasions, included the filing of additional civil actions with Italian courts. These actions are described in the table provided on the following page. The purpose of these actions is to determine the existence of liability (based on contractual obligations or, when applicable, other obligations) of the defendants who are presumed to have contributed to or aggravated the financial collapse of the plaintiff companies. The purpose of the actions listed in the abovementioned table is to have the courts order the defendants to pay for the damages they caused to the plaintiff companies. The yardstick used to quantify those damages is the magnitude of impairment loss suffered by the plaintiff companies, as well as the part that the plaintiffs played in causing and/or aggravating the impairment loss. The amount of the impairment loss incurred as of December 31, 2003 was estimated at more than 13 million euros.

The following additional clarifications also appear to be in order:

As a rule, the defendants have been deemed to be jointly liable, in different manners and with different conditions in the various instances.

It is also important to note that, while the purpose of actions for damages is to effectively restore a plaintiff's assets through the payment of monetary compensation, the payments received as a result of actions for damages reduce the amount of the overall damage suffered by the companies under extraordinary administration based on the principles of joint liability.

Lastly, it is important to keep in mind that by virtue of the court approval of the composition with creditors, the actions for damages filed by the companies under extraordinary administration that were included in the composition with creditors and the right to pursue additional actions have been transferred to Parmalat S.p.A.

ACTIONS FOR DAMAGES FILED

Plaintiffs	Defendants	Court where filed	Principal claim (millions of euros)	Subordinated claim (millions of euros)	Supplemental claim (millions of euros)
Parmalat S.p.A. in A.S.; Parmalat Finanziaria S.p.A. in A.S.; Parmalat Finance Corporation BV in A.S.; Parmalat Capital Netherlands BV in A.S.; Parmalat Netherland BV in A.S.; Parmalat Soparfi SA in A.S.	UBS Limited; Deutsche Bank AG; Deutsche Bank AG London	Parma	The amount determined in the course of the proceedings, but not less than 2,199	1,210.9	420 UBS 350 DB
Parmalat S.p.A. in A.S.; Parmalat Finance Corporation BV in A.S.	Credit Suisse First Boston International; Credit Suisse First Boston (Europe) Ltd	Parma	7,113 or any other amount determined in the course of the proceedings.	248 (in addition to two other items) or any other amount determined in the course of the proceedings	
Parmalat S.p.A. in A.S.; Parmalat Finance Corporation BV in A.S.	Merrill Lynch International, Sires Star Limited	Parma	126.5 or any other amount determined in the course of the proceedings		
Parmalat S.p.A. in A.S.	Cassa di Risparmio di Parma e Piacenza S.p.A.	Parma	An amount to be determined in proportion to the liability for contributing to the financial collapse of the plaintiff companies from 1999 on, but not less than 700	1,210.9	420 UBS 350 DB
Parmalat S.p.A. in A.S.; Parmalat Finanziaria in A.S.; Parmalat Finance Corporation BV in A.S.; Parmalat Soparfi SA in A.S.; Parmalat Netherlands BV in A.S.; Parmalat Capital Netherlands BV in A.S.;	JPMorgan Europe Limited; JPMorgan Securities Ltd; Unicredito Italiano S.p.A.; Unicredit Banca Mobiliare – UBM S.p.A.; Unicredit Banca d'Impresa S.p.A	Parma	4,400 plus financial expenses for the bond issues in question (to be quantified in the course of the proceedings) or any other amount awarded by the court		

Plaintiffs	Defendants	Court where filed	Principal claim (millions of euros)	Subordinated claim (millions of euros)	Supplemental claim (millions of euros)
Parmalat S.p.A. in A.S.; Parmalat Finanziaria S.p.A. in A.S.; Parmalat Finance Corporation BV in A.S.; Parmalat Soparfi SA in A.S.; Parmalat Netherlands BV in A.S.; Parmalat Capital Netherlands BV in A.S.	Unicredit Banca Mobiliare S.p.A. – UBM S.p.A.; Banca Caboto S.p.A.; Banca Intesa S.p.A	Parma	1,861.8 plus financial expenses for the bond issues in question (to be quantified in the course of the proceedings) or any other amount awarded by the court		
Parmalat S.p.A. in A.S.	Banca di Roma S.p.A	Parma	To be determined in proportion to the liability for contributing to the financial collapse, plus an amount to be substantiated in the course of the proceedings, but not less than 265		
Parmalat S.p.A. in A.S.; Parmalat Finance Corporation BV in A.S.	Banca d'Intermediazione Mobiliare IMI S.p.A	Parma	An amount to be substantiated in the course of the proceedings, but not less than 1,300		
Parmalat S.p.A. in AS; Parmalat Finance Corporation BV in A.S.	Banca Monte dei Paschi di Siena Spa; MPS Finance Banca Mobiliare Spa	Parma	An amount to be substantiated in the course of the proceedings, but not less than 1,300		
Parmalat S.p.A. in A.S.	The McGraw-Hill Companies (Standard & Poor's Market Services Srl); The McGraw-Hill Companies (Standard & Poor's Rating Services) SA	Milan	4,074 plus an amount corresponding to the liability for contributing to the financial collapse, which will be determined in the course of the proceeding		
Parmalat S.p.A. in A.S.	Credit Suisse First Boston International, Deutsche Bank AG, J.P. Morgan Chase Bank NA, Merrill Lynch Capital Markets Bank Limited, UBS AG	Parma	2,006.3 or any other amount determined in the course of the proceedings		

Plaintiffs	Defendants	Court where filed	Principal claim (millions of euros)	Subordinated claim (millions of euros)	Supplemental claim (millions of euros)
Parmalat S.p.a. in a.s., Parmalat S.p.a.	Graubundner Kantonal Bank e sig. Nino Giuralarocca (responsabile del Private Banking International dell Graubundner)	Parma	About 5,674.00 or any other amount determined in the course of the proceedings		

Actions to Void in Bankruptcy

76 actions to void in bankruptcy have been filed with the Court of Parma. Seven of these actions have been settled. The remaining lawsuit are valued at about 7 billion euros.

Moreover, within the framework of actions filed by creditors who are contesting the computation of the sum of liabilities, it became necessary to demand the cancellation of the guarantees provided by companies of the Group under extraordinary administration during the year that preceded the declaration of insolvency. Such counteractions to void may be filed only for an amount equal to the claim of the opposing party and solely for the purpose of securing rejection of the claim.

For the sake of full disclosure and given the impossibility at this point to make predictions about the outcome of the abovementioned actions to void, it is important to point out that, (i) according to the provisions of the Proposal of Composition with Creditors, any gain that may be generated by these actions will obviously inure to Parmalat S.p.A., and that, therefore, such gain will benefit indiscriminately and indirectly all of the creditors who have become shareholders of Parmalat S.p.A., and that, (ii) by virtue of the court decision approving the Composition with Creditors, all of the actions to void filed by the companies under extraordinary administration have been transferred to Parmalat S.p.A.

It is also important to note that actions to void are filed to void payments made to the defendants by each of the companies that are parties to the composition with creditors, provided the requirements of the bankruptcy law are met, in order to ensure that all creditors of the companies under extraordinary administration are treated equally (equal treatment of creditors). The amounts paid in connection with actions to void increase the liabilities of those companies by a corresponding amount(as per Article 71 of the Finance Law prior to revisions, now Article 70, Section Two, of the Finance Law). Except for special case, a creditor who received a payment that was later voided can include the resulting claim among the debtor's liabilities for the full amount of the voided payment and the claim can be satisfied with shares of the Issuer based on the final recovery ratios applicable to the claim, as well as with the warrants owed in accordance with the provisions of the Composition with Creditors.

Parmalat - Constitutional Court

On January 17, 2006, acting within the context of an action filed by Parmalat against a pool of banks lead by Banca Monte dei Paschi di Siena, the Court of Parma ordered that the record of the proceedings be forwarded to the Constitutional Court, so that the Constitutional Court may rule on the constitutionality of Article 6 of Legislative Decree No. 347/2003, which set forth "*Urgent measures for the industrial restructuring of large companies in a state of insolvency,*" as converted with amendments into Law No. 39/2004 (the so-called "Marzano Decree").

The abovementioned decision is based on the same principles cited in a previous order, with which the Court of Parma had forwarded the record of the Parmalat S.p.A./HSBC proceedings to the Constitutional Court. The forwarding of the case to the Constitutional Court for a decision on the constitutionality of Article 6 of the Marzano Decree concerns only actions to void in bankruptcy and has no impact on actions for damages.

On April 4, 2006, the Constitutional Court decided this issue in a public hearing, handing down Decision No. 172/2006, with which it ruled that the objections about the constitutionality of the Marzano Decree raised by the Court of Parma were without merit.

Subsequent to the abovementioned decision, the Constitutional Court issued additional orders ruling on similar issues. Specifically, with Order No. 409 of December 7, 2006, the Court ruled that the objections as to

the constitutionality of the Marzano Decree, particularly with regard to Articles 3 and 41 of the Constitution, raised by the Trial Court of Parma with its Orders of February 16 and 23, 2006 in the civil proceedings involving Parmalat S.p.A. in A.S. and G.E. Capital Finance s.p.a. and Parmalat Finance Corporation B.V. in A.S. and UBS Limited et al. were patently devoid of merit.
Subsequently, with Order No. 456 of December 28, 2006, the Court ruled that the objections raised by the Trial Court of Parma with virtually identical orders, issued on February 20, 2006, within the context of four civil proceedings involving Parmalat S.p.A. in A.S. and Parmalat S.p.A., Sanpaolo IMI S.p.A., Banca Popolare dell'Etruria e del Lazio Società Cooperativa, Banca Popolare di Cremona S.p.A., Banco di Brescia San Paolo CAB S.p.A., Banca Carige s.p.a. - Cassa di Risparmio di Genova e Imperia, Banca Popolare di Verona e Novara soc. coop. a r.l. and Credit Suisse International (formerly Credit Suisse First Boston International), as to the constitutionality of the Marzano Decree, citing in particular Articles 3, 41 and 42 of the Constitution, were patently devoid of merit.
Similar issues have been raised by the same court in connection with civil proceedings involving Parmalat in A.S., Banca Agricola Mantovana and Banca Popolare di Milano. These issues were reviewed on February 21, 2007; we are waiting for a decision from the Constitutional Court.

Boschi Luigi & Figli S.p.A. Liability Action
Parmalat S.p.A. in A.S. is the majority shareholder of Boschi Luigi & Figli S.p.A. ("Boschi"). On May 31, 2004, the Extraordinary Commissioner filed a complaint with the Court of Parma requesting an order of protective attachment of the personal and real property of Boschi's former Directors and Statutory Auditors.

By an order filed on July 5, 2004, the Court of Parma granted to the complainant, Parmalat S.p.A. in AS, an order of protective attachment for the aggregate amounts of 3,000,000.00 euros for the former Directors and 2,000,000.00 euros for the former Statutory Auditors.

Subsequently, by a summons served on September 22, 2004, Parmalat S.p.A. in AS filed an action on the merits against all of the abovementioned individuals in which it asked the Court to (a) find that the defendants were contractually and extracontractually liable for Boschi's financial collapse and (b) order them jointly to pay damages estimated in the aggregate at 2,800,000 euros, or any larger or smaller amount that may be determined in the course of the proceedings.

Due the death of Paolo Boschi, one of the defendants, the lawsuit was interrupted at a hearing held on February 8, 2006. The lawsuit has since resumed and the parties are now waiting for the court to set a date for the resumption of the hearings.

Other Actions

Plaintiffs	Defendants	Court where filed	Principal claim (millions of euros)	Subordinated claim (millions of euros)	Supplemental claim (millions of euros)
Parmalat S.p.A. in AS	Parmafactor	Parma	13.70.	Collection of unpaid debt for failure to pay the consideration owed for the assignment of receivables	
Parmalat S.p.A	Parmalat Capital Finance Limited	Parma	An order of protective attachment of the Parmalat shares for up to 22,000,000 euros to secure a receivable of US$25,905,425.00 formerly owed to Parmalat Soparfi SA by Parmalat Capital Finance Limited (an order of attachment was issued with the defendant being absent on 3/30/06 and confirmed with an order dated 7/5/06; a merit action has been filed and a summons is in the process of being served)		

SETTLEMENTS

Settlement with Tetrapak
In July, Parmalat S.p.A. and its subsidiaries Centrale del Latte di Roma S.p.A. and Latte Sole S.p.A. reached a settlement with Tetra Pak Italiana S.p.A concerning the ITX (Isopropiltioxantone) incident.

Settlement Involving the Australian Joint Ventures
Using as a reason the change of control that occurred as a result of the approval of the proposal of composition with creditors, Norco Co-operative Ltd took over the equity capital interests in Norco Pauls Milk Joint Venture, Norcofields Pty Ltd, The Norcofields Unit Trust, Fieldco Pty Ltd, The Fieldco Unit Trust, Gold Coast Milk Pty Ltd and Beaudesert Milk Pty Ltd. that were owned by Parmalat Australia Ltd. The Australian joint venture ceased to exist on July 28, 2006 after a legal dispute concerning the manner of implementation of their dissolution and the rights of the parties and after arbitration proceedings to determine the value of the assets held by the joint venture.
Norco Cooperative Ltd paid a consideration of 47.8 million Australian dollars for the equity capital interests and 13.0 million Australian dollars for plant and machinery. Parmalat Australia defrayed the costs incurred for filings, taxes and legal fees, which amounted to about 5.0 million Australian dollars. Parmalat Australia will retain the full and exclusive use of the Parmalat brands and will be able to operate freely throughout the territory previously assigned to the joint venture on an exclusive basis.

Parmalat and Banca Popolare Italiana Reach an Agreement
On August 4, 2006, Parmalat S.p.A. and Banca Popolare Italiana Società Cooperativa signed two contracts settling all mutual claims in a dispute that arose from transactions executed during the period prior to December 2003.
These contracts, which involve BPI and its direct and indirect subsidiaries and Parmalat and its predecessors under extraordinary administration, settle all pending actions to void in bankruptcy and any other existing claims. They are structured as follows:
A) First Contract
1. The BPI Group will pay Parmalat a total of 59.5 million euros. Payment will be made in two installments:
    - A first payment of 44.5 million euros was paid on the date the settlement agreement was signed;

- The balance of 15 million euros will be paid by March 31, 2007.

2. BPI also relinquished certain receivables owed by third parties in the amount of about 10 million euros, which had been assigned to BPI as collateral.
3. Lastly, BPI withdrew the challenges it filed against its exclusion from the sum of liabilities of Parmalat Finanziaria in AS of more than 30 million euros in claims and will not seek the inclusion among the abovementioned sum of liabilities of claims arising from the restitution of the abovementioned amounts.

Effective as of the timely and full payment of the first installment of 44.5 million euros, Parmalat and its predecessor companies under extraordinary administration agreed to withdraw (all expenses having been offset) all actions and motions in the lawsuits filed before the Court of Parma and will not file any new lawsuits against the BPI Group seeking to void payments made during the so-called "suspect period", as defined in Article 67 of the Italian Bankruptcy Law.
Moreover, effective as of the date of the abovementioned payment, Parmalat and its predecessor companies agreed to do the following:

- They will not join as plaintiffs seeking damages from the BPI Group any currently pending or future criminal proceedings in any way related to the financial collapse of the Parmalat Group.
- They will withdraw all actions to void in bankruptcy, actions for restitution and/or actions for damages and/or actions for indemnification and/or any other type or title filed against the BPI Group, including actions based on facts that have been merely alleged to constitute criminal behavior in connection with the declaration of insolvency of the Parmalat Group.

B) Second Contract
Parmalat acquired the equity capital of Sata Srl (a company that is currently in bankruptcy proceedings with liabilities totaling 157 million euros) toward which it has a claim of 149 million euros. Sata's equity capital was purchased for the nominal sum of 1 euro. Parmalat's claim, which was being contested by a third-party creditor pursuant to Article 100 of the Finance Law, has now been verified.
The BPI Group has agreed to help Sata emerge from bankruptcy by *i)* waiving indebtedness totaling about 2.5 million euros that Sata owes to a third-party creditor; and *ii)* canceling a mortgage of about 28 million euros, which it holds on Azienda Agricola Pisorno Srl, a wholly owned subsidiary of Sata, against the payment of 15 million euros to BOI.
Sata has liquid assets totaling about 28 million euros and Azienda Agricola Pisorno is valued at 40 million euros.

<u>Settlement with BNL and Ifitalia</u>
The disputes that arose in connection with the actions to void in bankruptcy and actions for damages filed by Parmalat S.p.A. and other Group companies against BNL and Ifitalia and the actions challenging its exclusion from the sum of liabilities filed by Ifitalia were settled with an agreement signed on December 29, 2006. Under this agreement, BNL, acting also on behalf of Ifitalia, will pay to Parmalat S.p.A: i) 103 million euros to settle the actions to void in bankruptcy; and ii) 9 million euros as compensation for damages. BNL and Ifitalia also waived any right to seek the inclusion among the liabilities of the Parmalat bankruptcy proceeding of the sums paid to settle Parmalat's actions to void in bankruptcy and will desist from challenges to the exclusion from the sum of liabilities filed by Ifitalia. As a result of this settlement, all parties have agreed to desist from all filed or pending actions.
Payment took place on January 5, 2007, as expected.

<u>Settlement with Deloitte & Touche S.p.A. and Dianthus S.p.A.</u>
On January 12, 2007, the action for damages filed by Parmalat against Deloitte & Touche S.p.A and Dianthus S.p.A. and their countersuits against Parmalat in the same proceedings were settled out of court. Under the terms of the settlement, Deloitte and Dianthus will pay Parmalat S.p.A. consideration amounting to US$149 million. As part of the settlement the parties agreed to withdraw all pending actions and claims.
On February 20, 2007, the New York Court issued an order granting a motion by which Deloitte & Touche S.p.A. and Dianthus S.p.A., and by Deloitte & Touche LLP, Deloitte & Touche USA LLP, Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Auditores Independentes asked the Court to issue an order regulating the relationships among jointly liable debtors (contribution bar).
As a result of the abovementioned order, the settlement became final and the amount payable to Parmalat S.p.A. became due. It was collected on schedule on February 23, 2007.

Settlement with The Nutrition Consortium Ltd.

A dispute between Ault Foods Ltd. (now Parmalat Dairy and Bakery Inc.) and The Nutrition Consortium Ltd. (TNC) that was pending before the Superior Court of Quebec, Canada, was settled out of court on February 6, 2007. The dispute was related to damage claims put forth by TNC, which alleged that Ault Foods Ltd. had cancelled unilaterally and without justification an exclusive distribution contract that the parties executed in 1996. Under the settlement, TNC agreed to waive any and all claims against Parmalat Dairy and Bakery Inc. in connection with the abovementioned distribution contract and will receive in return from Parmalat Dairy and Bakery Inc. a payment of 6 million Canadian dollars and a contribution of 350,000 Canadian dollars to cover legal costs.

Settlement with the Banca Popolare di Milano Group

On February 2, 2007, the disputes arising from the actions to void in bankruptcy that Parmalat filed against Banca Popolare di Milano and Cassa di Risparmio di Alessandria and the action for damages brought by the Company against Banca Akros, as well as the lawsuit filed by Banca Akros against its exclusion from Parmalat's sum of liabilities, were settled out of court with two contracts structured as follows:

A) First Contract

BPM, acting also on behalf of Cassa di Risparmio di Alessandria, agreed to pay to Parmalat a total of 25 million euros to settle the actions to void in bankruptcy filed by Parmalat. The amount of the settlement was determined based on the fact that the actions to void in bankruptcy covered 34 million euros, which were never paid. BPM and Cassa di Risparmio di Alessandria waived the right to seek the inclusion among Parmalat's sum of liabilities of claims arising from the settlement amounts and will not file any further motions seeking inclusion among the sum of liabilities of Parmalat and other companies of the Parmalat Group.

B) Second Contract

Banca Akros agreed to withdraw the lawsuit it filed against its exclusion from Parmalat's sum of liabilities, it being understood that only the portion attributable to Banca Akros is being settled.

Administrative Proceedings Filed Against the Group

Complaints Settled by the Administrative Regional Court of Latium and the Council of State

Citibank N.A. Complaint

On October 7, 2004, Citibank NA filed a complaint with the Regional Administrative Court of Latium against the Ministry of Production Activities, the Ministry of Farming and Forestry Policies and the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. in A.S. and other companies of the Group under extraordinary administration. The complaint also names eight financial institutions, which it targets as respondents. The complainant asked the Court to annul or amend the Restructuring Program prepared by the Extraordinary Commissioner, the remarks attached by the Extraordinary Commissioner to the provisional list of creditors and the Ministerial Decree approving the abovementioned Restructuring Program (Ministerial Decree of July 23, 2004). The complainant is also requesting compensation for damages. However, at the first hearing held on March 9, 2006, Citibank dropped its lawsuit. With a decision handed down on March 14, 2006, the complaint was dismissed for lack of interested party.

Bank of America NA and Eurofood IFSC Limited Appeals

In two separate motions notified on October 14 and 15, 2005, respectively, Bank of America NA and Eurofood IFSC Limited in liquidation (represented by its official Irish liquidator) filed appeals before the Council of State asking for a review of a decision handed down by the Regional Administrative Court of Latium on July 16, 2004 (No. 6998/05) in which the lower court judge had joined and rejected the complaints that the two appellants had filed asking that the ministerial decrees declaring Eurofood and Parmalat S.p.A. eligible for extraordinary administration and appointing an Extraordinary Commissioner be declared null and void.

A hearing on the merit of these appeals was held on December 19, 2006. As of December 31, 2006, the Council of State had still not issued a ruling.

With Decision No. 269 published on January 26, 2007, the Council of State upheld the appeal filed by Bank of America NA and Eurofood IFSC Limited. As a result, it automatically voided the Ministerial Decree that declared Eurofood eligible for extraordinary administration proceedings and asked the Ministry to "*revise in its entirety the decree subject of the challenge.*"

UBS AG Complaint

In a complaint dated December 15, 2004, UBS AG, a Swiss bank, sued before the Regional Administrative Court of Latium the Parmalat Group companies that have been placed under extraordinary administration, the Italian Ministries of Production Activities and of Agricultural and Forest Policies, Banca Intesa BCI and Banca Popolare di Lodi, asking that the Ministerial Decree authorizing the implementation of the Restructuring Program, certain related official acts and the Decree by which the Italian Minister of Production Activities authorized the establishment of Fondazione Creditori Parmalat be declared null and void. UBS is also demanding compensation for the damages it suffered. A hearing on the merit had been scheduled for January 11, 2006. However, on December 26, 2006, the plaintiff company asked that the hearing be postponed pending further discovery proceedings.

On February 1, 2007, the Regional Administrative Court of Latium issued order No. 157/07 ordering the Ministry of Economic Development to produce the documents that had been requested and scheduled a hearing on the merit for May 3, 2007.

JP Morgan – Unicredito Complaints

In two separate complaints filed on November 15, 2005 before the Regional Administrative Court of Latium, JP Morgan Europe Ltd and JP Morgan Securities Ltd sued Parmalat Finance Corporation BV in AS, Parmalat Netherlands BV in AS, Parmalat Capital Netherlands in AS, Parmalat Soparfi SA in AS and the Ministry of Production Activities, asking that the Ministerial Decrees authorizing the start of the extraordinary administration proceedings and the appointment of the Extraordinary Commissioner of the respondent companies and all related acts be declared null and void. These complaints were notified as a result of a civil lawsuit for damages filed by the Extraordinary Commissioner against the complainant banks.

On November 15, 2005, Unicredito Italiano S.p.A. and Unicredito Banca Mobiliare S.p.A. filed similar but separate complaints against the Ministry of Production Activities and the companies listed in the preceding paragraph, asking that the Ministerial Decrees authorizing the start of the extraordinary administration proceedings and the appointment of the Extraordinary Commissioner of the respondent companies and all related acts be declared null and void. In this case as well, these complaints were notified as a result of a civil lawsuit for damages filed by the Extraordinary Commissioner against the complainant banks.

On November 9, 2006, the Regional Administrative Court of Latium published Decisions No. 12146, 12147, 12148, 12149, 12150, 12151, 12152, 12153, 12154, 12155 rejecting the abovementioned appeals and ordering the appealing companies to pay court costs.

Complaint by Minority Shareholders of Boschi Luigi & Figli S.p.A. in A.S.

In a complaint dated February 21, 2005, Messrs. Ljdia Manfredi, Paolo Boschi, Francesco Maini and Adolfo Cecchi sued, before the Administrative Court of Latium, the Italian Ministry of Production Activities, the Extraordinary Commissioner of Parmalat S.p.A. in A.S., Parmalat S.p.A. in A.S., the Extraordinary Commissioner of Boschi Luigi & Figli S.p.A. in A.S. and Boschi Luigi & Figli S.p.A. in A.S., asking that the Ministerial Decree of December 31, 2004, by which the Ministry of Production Activities declared Boschi Luigi & Figli S.p.A. eligible for extraordinary administration proceedings in accordance with the Marzano Law and extended the eligibility of Parmalat S.p.A. in A.S., appointing Enrico Bondi Extraordinary Commissioner, be declared null and void. The complainants are minority shareholders of Boschi Luigi & Figli S.p.A., owning together about 7.90% of the capital stock. The complainants contest the legality of the decree because, among other issues, Boschi Luigi & Figli S.p.A. was not insolvent, and they claim damages, the amount of which will be determined and quantified in the course of the proceedings. Due to the death of one of the complainants, which was announced at a hearing held on July 20, 2006, the Regional Administrative Court of Latium, by a decision handed down on August 8, 2006, suspended the proceedings. If the proceedings are not resumed within six months from the date of suspension they will be deemed to have been terminated.

Centrale del Latte di Roma S.p.A.

With decision No. 2883, handed down on April 20, 2006, the Regional Administrative Court of Latium upheld the complaint filed by Ariete Fattoria Latte Sano S.p.A. ("Ariete Fattoria") and found that the refusal by the City of Rome to respond to a notice filed by Ariete Fattoria in 2000 by which the latter asked the City of Rome to cancel a contract to sell to Cirio S.p.A. a majority interest it owned in Centrale del Latte di Roma S.p.A. and issue a new call for tenders was unlawful. Parmalat is a respondent in these proceedings.

On January 26, 2007, in response to a challenge to the lower court's decision by the losing parties, the Council of State issued Decision No. 278/07 with which it voided the abovementioned decision by the Regional Administrative Court of Latium for procedural defects and returned the record of the proceedings to the lower court.

Administrative Proceedings Filed by the Group

Parmalat S.p.A. is a party to proceedings filed before the Regional Administrative Court of Latium by Granarolo S.p.A., challenging a decision in which the Italian Antitrust Agency, acting pursuant to a complaint filed by Parmalat S.p.A. in A.S., found that advertisements published by Granarolo S.p.A. were deceptive.

Decisions and Investigative Proceedings by the Italian Antitrust Agency

Investigative Proceedings Involving Newlat S.r.l. and Carnini S.p.A.

On September 26, 2006, the Court of Parma cancelled the protective orders of attachment that encumbered the interests in the partnership capital of Newlat S.r.l. and the shares of Carnini S.p.A., which had been issued on January 27, 2004 and February 2, 2004, respectively.

These orders had been issued in connection with an investigation by the Court of Parma of sham sales involving the two abovementioned companies that had been carried out to elude antitrust laws and with the effect of impoverishing the asset base of Parmalat S.p.A.

As a result of the cancellation of the orders of attachment, Newlat S.r.l. and Carnini S.p.A. became again the property of Parmalat S.p.A., without any consideration being required.

With a resolution issued on December 21, 2006, the Italian antitrust agency granted the request put forth by Parmalat on December 15, 2006 and extended to October 30, 2007 the deadline by which Parmalat must comply with the obligations set forth in an earlier resolution issued by the antitrust agency on June 30, 2005. With the earlier resolution, the antitrust agency compelled Parmalat to take. "actions needed to reestablish an effective competitive environment in the fresh milk production market in the regions of Campania and Latium and eliminate the distortions caused by the existing Parmalat/Eurolat concentration." Parmalat was required to sell by June 30, 2006 (the deadline was later extended to December 31, 2006) "the Matese and Torre in Pietra brands, as they apply to the entire product line for which they are used, and the production facilities located in Frosinone and Paestum-Capaccio Scalo, which are currently inactive." The resolution issued on December 21, 2006 gives Parmalat the option of complying with the requirements of the antitrust agency by selling its entire interest in Newlat, which owns the abovementioned brands and facilities.

The fine of 11 million euros will be treated as an unsecured claim and will be paid through the award of Company shares.

Antitrust Proceedings Against Parmalat South Africa (PSA) et al.

On December 7, 2006, the South African Competition Commission, following an investigation of the activities of PSA and other players in the South African dairy market (Clover, Ladismith, Woodlands, Lancewood, Nestlé and Milkwood), opened violation proceedings against the abovementioned parties and referred the case to the Competition Tribunal. With regard to PSA's position, the anticompetitive practices with which it is being charged, which, allegedly, were designed to control the price of milk and maintain it at an artificially high level, consisted of: i) exchanging information about milk prices with competitors; ii) entering into mutual agreements for the sale of surplus milk; and iii) signing exclusive sales agreements with producers. The trial before the Competition Tribunal started in January 2007.

Challenges and Oppositions

At December 31, 2006, disputes stemming from oppositions to the current list of liabilities and late filings of claims involved 497 lawsuits filed before the Court of Parma. A significant portion of these disputes (about 100 lawsuits) involves issues related to Article 2362 of the Italian Civil Code for the period during which Parmalat Finanziaria Spa was the sole shareholder of Parmalat Spa.

Thus far, 175 lawsuits have been adjudicated and negotiations are currently under way to settle out of court a portion of the lawsuits concerning the liability of the single shareholder.

The Proposal of Composition with Creditors Filed by Boschi Luigi e Figli S.p.A. Is Approved

On July 27, 2006, the Court of Parma filed its Decision No. 5 of July 26, 2006, approving the Composition with Creditors filed by the Extraordinary Commissioner of Boschi Luigi e Figli S.p.A. in A.S. pursuant to Article 4 *bis* of Law No. 166 of July 5, 2005 – Decree Law No. 119 of May 3, 2004, as amended.

The approval of the composition with creditors enables Boschi Luigi e Figli S.p.A. to emerge from bankruptcy. As a result, it will be included in the scope of consolidation of the Parmalat Group as of the third quarter of 2006 as a 94.6% subsidiary of Parmalat S.p.A.

The approval decision handed down by the court has not been appealed and has become final.

Notes to the Income Statement

(30) Sales and Service Revenues

Sales and service revenues totaled 841.9 million euros in 2006. The amount shown below for 2005 was booked in the fourth quarter of 2005 following the business combination carried out upon the approval of the Proposal of Composition with Creditors put forth by the Extraordinary Commissioner of Parmalat S.p.A. in AS.

A breakdown of sales revenues is as follows:

	2006	**2005 Restated**
Gross sales and service revenues	1,198.7	292.2
Returns, discounts and trade promotions	(387.8)	(89.4)
Net sales to Group companies	31.0	18.8
Total revenues	**841.9**	**221.6**

A breakdown of revenues by type of product is as follows:

	2006	**2005 Restated**
Milk Division	618.2	173.0
Produce Division	81.8	12.7
Fresh Dairy Division	104.6	26.1
Other products	34.6	9.1
Services	2.7	0.7
Total revenues	**841.9**	**221.6**

A breakdown of revenues by geographic region is as follows:

	2006	**2005 Restated**
Italy	817.3	217.3
Other EU countries	13.9	2.3
Other countries	10.7	2.0
Total revenues	**841.9**	**221.6**

Expenses

The 2005 operating expenses of Parmalat S.p.A. that are presented below for comparison purposes are incurred only in the fourth quarter of 2005, following the transfer to the Company of the assets and liabilities of the companies under extraordinary administration upon the approval of the Proposal of Composition with Creditors. As a result of this limitation and because corporate organizations that previously were independent have since been combined, year-over-year comparisons are not meaningful.

(31) Cost of Sales

Cost of sales of 578.0 million euros includes the following:

	2006	2005
Raw materials and finished goods used	468.5	112.8
Services and maintenance	27.9	25.9
Personnel	53.9	14.9
Depreciation and amortization	8.9	2.8
Energy, natural gas and water	18.7	4.4
Miscellaneous	0.1	1.6
Total cost of sales	**578.0**	**162.4**

Raw materials and finished goods used includes 1.9 million euros in inventory writedowns.

(32) Distribution Costs

Distribution costs amounted to 173.1 million euros, broken down as follows:

	2006	2005 restated
Advertising and trade promotions	34.1	8.1
Sales commissions and royalties paid	43.3	10.4
Distribution freight	28.7	7.3
Fees to licensees	27.0	7.8
Personnel	21.8	8.7
Depreciation, amortization and writedowns	9.2	2.4
Commercial services	7.4	0.0
Other costs	1.6	0.6
Total distribution costs	**173.1**	**45.3**

(33) Administrative Expenses

A breakdown of Administrative expenses, which totaled 81.9 million euros, is provided below:

	2006	2005
Personnel	28.1	6.0
Auditing and certification fees	1.5	1.4
Depreciation and amortization	12.7	4.2
Purchases of materials	20.7	0.0
Outside services	14.6	0.0
Fees paid to Directors	1.2	0.6
Fees paid to the Board of Statutory Auditors	0.1	0.1
Other expenses	3.0	0.0
Total administrative expenses	**81.9**	**12.3**

Depreciation and amortization includes 10.0 million euros in amortization of the Berna and Lactis trademarks.

The Report on Operations, which should be consulted for additional information, provides the disclosures required by Article 78 of Consob Resolution No. 11971/1999, listing by name the fees paid to Directors and Statutory Auditors.

(34) Other (income)/expense

Net other income amounted to 180.2 million euros, broken down as follows:

	2006	2005 Restated
Proceeds from settlements and actions to void	(171.5)	0.0
Proceeds from the ITX settlement	(10.4)	0.0
Gain on the sale of business operations	0.0	(2.6)
Miscellaneous revenues and income	1.7	1.5
Total other (income)/expense	**(180.2)**	**(1.1)**

Proceeds from Settlements and Actions to Void

The proceeds from settlements and actions to void refer to the amounts that Banca Popolare Italiana S.c.a.r.l. and Banca Nazionale del Lavoro S.p.A. have agreed to pay (59.5 million euros) and 112.0 million euros, respectively) to settle pending disputes. The settlement amounts, which include 14.0 million euros in compensation for damages, have been approved by the Litigation Committee, as required by the Bylaws.

Proceeds from the ITX Settlement

This item reflects the amount that Tetrapak, a supplier of the Group, has agreed to pay in connection with the alleged contamination caused by the use of the ITX coloring agent in the Group's packaging materials.

(35) Legal Fees Paid in Actions for Damages and Actions to Void in Bankruptcy

The balance in this account reflects the fees paid to law firms (55.0 million euros) retained as counsel in connection with the actions for damages and actions to void filed by the companies under extraordinary administration prior to the implementation of the Composition with Creditors, which the Company is entitled to pursue.

Even though there is no direct timing relationship, the fees paid should be view as related to the amounts collected as a result of the actions to void and the actions for damages filed by the Company.

(36) Charge for Losses of Associates

The charge for losses of associates (42.4 million euros) refers to the amount set aside to cover the impairment loss suffered by the investments in associates. More detailed information is provided in Note (5).

(37) Financial Income and Expense

The tables below provide breakdowns of the financial income and expense amounts attributable to 2006:

Financial income	2006	2005
Dividends from subsidiaries	7.3	0.0
Dividends from outsiders	0.2	0.0
Income from cash-equivalent securities	6.2	1.1
Interest and financial income from subsidiaries	2.8	0.7
Interest earned on bank accounts	2.6	0.7
Gain on translation of receivables/payables in foreign currencies	1.3	1.3
Other financial income	0.1	0.1
Total financial income	**20.5**	**3.9**

Financial expense	2006	2005
Bank interest and fees paid	0.7	0.1
Interest paid on finance leases	0.3	0.5
Loss on translation of receivables/payable in foreign currencies	6.0	0.2
Interest on late payments of prededuction and preferential claims	0.5	0.6
Other financial expense	0.2	0.2
Total financial expense	**7.7**	**1.6**

(38) Income Taxes

Reconciliation of the Theoretical Tax Liability to the Actual Tax Liability Shown in the Income Statement

(in thousands of euros)		IRES	IRAP	Total
Profit (Loss) before taxes	(a)	135,223	135,223	
Difference in taxable income for IRPEG and IRAP purposes	(b)	-	(45,816)	
	(c) = (a+b)	135,223	89,407	
Applicable tax rate (%)	(d)	*33.00*	*4.25*	*37.25*
Theoretical tax liability	(e) = (d) x (c)	44,624	3,800	48,424
Tax effect of permanent differences due to writedowns	(f)	13,987		13,987
Tax effect of sundry permanent differences	(g)	(50,110)	308	(49,802)
Effect of adjustments made after filing the income tax return	(h)	(3,156)	159	(2,997)
Actual income tax liability shown on the income statement at December 31, 2006	(l) = (e) + (f) + (g) +(h)	5,345	4,267	9,612
Actual tax rate (%)		*4.0*	*4.8*	

(39) Profit (Loss) from Discontinuing Operations

Profit (Loss) from discontinuing operations	2006	2005
- Net revenues	12.0	12.3
- Cost of sales	(11.9)	(13.7)
Profit (loss) from discontinuing operations	**0.1**	**(1.4)**

Other Information

Non recurrent relevant transactions

The Company did not carry relevant non-recurrent, atypical or unusual transactions.

Net Financial Position

The net financial position data are outlined below:

(in millions of euros)	12/31/06	12/31/05
A) Cash	0.4	0.6
B) Cash equivalents:		
- Bank and postal accounts	102.2	82.4
- Treasury securities	161.0	256.0
- Reverse repurchase agreements	45.0	
- Time deposits	38.2	
C) Trading securities	0.0	0.0
D) Liquid assets (A+B+C)	**346.8**	**339.0**
E) Current loans receivable	9.5	3.2
F) Current bank debt	0.0	0.0
G) Current portion of long-term debt	(2.2)	
H) Other current financial liabilities	(2.4)	(11.1)
I) Current indebtedness (F+G+H)	**(4.6)**	**(11.1)**
J) Net current indebtedness (I-E-D)	**351.7**	**331.1**
K) Long-term bank debt	(10.3)	(6.6)
L) Bonds outstanding		
M) Other non-current liabilities		
N) Noncurrent indebtedness (K+L+M)	**(10.3)**	**(6.6)**
O) Net borrowings (J+N)	**341.4**	**324.5**

Breakdown of Labor Costs by Type

A breakdown is as follows:

	2006	2005
Wages and salaries	72.6	18.6
Social security contributions	23.0	6.4
Employee severance benefits	5.8	2.3
Other labor costs	2.7	2.4
Total labor costs	**104.1**	**29.7**

Number of Employees

The table below provides a breakdown by category of the Company's staff at December 31, 2006:

	Number at 12/31/06	Average in 2006	12/31/05
Executives	66	68.6	70
Middle managers and office staff	962	971.9	1,003
Production staff	955	963.9	988
Total number of employees	**1,983**	**2,004.4**	**2,061**

Depreciation and Amortization

A breakdown is as follows:

	2006		
Description	**Amortization of intangibles**	**Depreciation of property, plant and equipment**	**Total**
Cost of sales	0.1	8.8	8.9
Distribution costs	5.9	2.4	8.3
Administrative expenses	11.7	1.0	12.7
Total	**17.7**	**12.2**	**29.9**

Data Security Planning Document

The Company completed within the deadline set forth in the applicable statute (Legislative Decree No. 196/2003) a planning document for the security of the data it processes. This document defines the tasks and responsibilities applicable to security issues and describes the criteria that were applied to assess risk, with the objective of ensuring the protection of:

a) sites and premises;
b) data integrity;
c) data transmission.

The annual update of the abovementioned document required by Legislative Decree No. 196/2003 will be completed by March 31, 2007.

Equity Investments Held by Parmalat at December 31, 2006

Company			Share Capital		Equità Investments			
Name – Registered office	**Type of company**	**Curr.**	**Amount**	**Voting shares/ Interests held**	**No. of shares/ Interest**	**% of tot. No. of shares/ Interests**	**Company's shareholders' equity**	**Group interest in sharehold. equity**
EUROPE								
ITALY – SUBSIDIARIES								
Boschi Luigi & Figli SPA in AS - Fontanellato (PR)	SPA	EUR	10,140,000	9,568,416	5,336,400	94,363	11,071,574	10,447,469
Camini S.p.A. – Villa Guardia (CO)	SPA	EUR	3,300,000	5,500	5,500	100,000	5,770,556	5,770,556
CE.DI. Spezia SRL in liquidazione – Collecchio (PR)	SRL	EUR	10,320	2,000	2,000	100,000	ND	
Centrale del Latte di Roma SPA Roma	SPA	EUR	37,736,000	5,661,400	5,661,400	75,013	55,384,547	41,543,966
Dalmata SRL – Collecchio	SRL	EUR	120,000	1	1	100,000	2,287,794	2,287,794
Fratelli Strini Costruzioni Meccaniche. SRL in AS – Fontevivo (PR)	SRL	EUR	52,000	51,000	51,000	51,000	ND	
Gelateria Parmalat SRL in Liquidazione – Collecchio (PR)	SRL	EUR	100,000	100	100	100,000	ND	
Giglio SPA in Liquidazione – Reggio Emilia	SPA	EUR	20,000,000	20,000,000	20,000,000	100,000	ND	
Impianti Sportivi Parma SRL – Parma	SRL	EUR	40,000	40,000	40,000	100,000	243,609	243,609
Interlatte SRL – Collecchio (PR)	SRL	EUR	130,000	123,500	123,500	95,000	1,092,667	1,038,334
Latte Sole SPA – Collecchio (PR)	SPA	EUR	3,230,073.60	6,211,680	6,211,680	100,000	3,870,644	3,870,644
Lucana Club Pallavolo Femm. SRL in liquidazione- Matera	SRL	EUR	10,400	10,400	10,400	100,000	ND	
Newlat S.p.A. – Reggio Emilia	SPA	EUR	120,000	85,728	85,728	71,440	11,526,184	8,234,305
Parmalat Distribuzione Alimenti SRL – Collecchio (PR)	SRL	EUR	1,000,000	1,000,000	1,000,000	100,000	- 122,213	- 122,213
SARAL SRL in Liquidazione - Collecchio	SRL	EUR	128,750	2 u.s.		100,000	ND	
SATA SRL in fallimento - Parma	SRL	EUR	500,000	500,000	500,000	100,000	ND	
ITALY - AFFILIATED								
Fiordilatte SRL - Parma	SRL	EUR	10,000	4,000	4,000	40,000	ND	
Food Receivables Corporation SRL – Collecchio (PR)	SRL	EUR	41,339	20,256	20,256	49,000	ND	
Parmafactor SPA in liquidazione– Milano	SPA	EUR	5,160,000	154,800	154,800	30,000	ND	
Parmaqua SRL – Sestri Levante (GE)	SRL	EUR	10,000	4,900	4,900	49,000	ND	
ITALY OTHER COMPANIES								
Bonatti SPA – Parma	SPA	EUR	28,813,403.88	572,674	572,674	10,256	ND	
CE.PI.M SPA – Fontevivo (PR)	SPA	EUR	6,642,928.32	464,193	464,193	0,839	ND	
Marsh & CO SPA – Milano	SPA	EUR	260,000	2,400	2,400	12,000	ND	
SOGEAP SPA – Parma	SPA	EUR	n.d.	n.d.	n.d.	5,050	ND	
Consorzio Servizi Interporto Parma						1,2	ND	
Tecnoalimenti S.C.p.A. – Milano	SPA	EUR				4,33	ND	
CFR SPA – Reggio Emilia	SPA	EUR	600,000	10,329	10,329	1,722	ND	
Consorzio Biologico							ND	
Bergamo Energia SCPA							ND	
Emittenti Titoli SPA							ND	

Company			Share Capital		Equità Investments			
Name – Registered office	Type of company	Curr.	Amount	Voting shares/ interests held	No. of shares/ Interest	% of tot. No. of shares/ Interests	Company's shareholders' equity	Group interest in sharehold. equity
Investitori Associati							ND	
Cafindustria Emilia Romagna							ND	
CONAI							ND	
AUSTRIA								
Parmalat Austria GMBH – Vienna	E	EUR	36,336.,42	1	1	100,000	- 143,010,376	- 143,010,376
BELGIUM								
Parmalat Belgium NV – Bruxelles	E	EUR	1,000,000	40,000	40,000	100,000	1,327,010	1,327,010
FRANCE								
Parmalat France SA in Liqudation - Bretteville-Caen	E	EUR	6,539,200	8,173,940	8,173,940	99,999	ND	
GERMANY								
Deutsche Parmalat GMBH in AS - Weissenhorn	E	EUR	4,400,000	4,400,000	4,400,000	100,000	ND	
UNITED KINGDOM								
Parmalat Food Holdings (UK) Limited –in Administration Londra	E	GBP	142,794,926	142,794,926	140,814,926	98,613	ND	
PORTUGAL								
Parmalat Portugal Prod. Alimentares Lda	E	EUR	11,651,450,04	11,651,450,04	11,646,450	99,957	- 5,993,142	- 5,990,565
ROMANIA								
La Santamara SRL – Baia Mare	E	RON	6,667,50	535	535	84,252	17,299	14,574
Parmalat Romania SA – Comuna Tunari	E	RON	26,089,760	1,913,911	1,913,911	73,359	11,730,369	8,605,281
RUSSIA								
OAO Belgorodskij Molocnij Kombinat - Belgorod	E	RUB	67,123,000	43,528,000	43,528,000	64,848	14,378,869	9,324,409
OOO Dekalat - San Pietroburgo	E	RUB	100,000	1	1	100,000	- 445,466	- 445,466
OOO FARM - Nizhnij Novgorod	E	RUB	80,891,950	80,891,950	80,891,950	100,000	4,195	4,195
OOO PARMALAT EAST – Mosca	E	RUB	42,147,000	5,600	5,600	100,000	- 30,209,844	- 30,209,444
OOO PARMALAT MK – Mosca	E	RUB	124,000	1	1	100,000	2,836,596	2,836,596
OOO PARMALAT SNG – Mosca	E	RUB	152,750	2	2	100,000	- 7,241,100	- 7,241,100
OOO URALLAT – Berezovsky	E	RUB	129,618,210	1	1	100,000	4,307,070	4,307,070
SPAIN								
ARILCA SA – Madrid	E	EUR	270,454,50	450	450	100,000	- 5,971,451	-,4,971,451
Parmalat España SA – Madrid	E	EUR	9,291,647.13	309,200	289,213	93,536	113,178,781	105,862,904
Compania Agricola Y Forestal SA – Madrid	E	EUR	339,540,96	56,496	56,496	100,000	- 2,407,575	- 2,407,575

Company			Share Capital		Equità Investments			
Name – Registered office	Type of company	Curr.	Amount	Voting shares/ interests held	No. of shares/ interest	% of tot. No. of shares/ interests	Company's shareholders' equity	Group interest in sharehold. equity
SWITZERLAND								
Parmalat International SA in liquidazione – Lugano	E	CHF	150,000	145	150	100,000	ND	
HUNGARY								
Parmalat Hungaria RT – Szekesfehervar	E	HUF	1,385,980,000	93,374,710	93,374,710	99,87	ND	
NORTH AMERICA								
CANADA								
Parmalat Holdings Limited – Toronto	E	CAD	878,479,000	878,479	878,479	100,000	487,581,304	487,381,504
MEXICO								
PARMALAT DE MEXICO S.A. de C.V. - Jalisco	E	MXN	390,261,812	390,261,812	390,261,812	100,000	ND	
CENTRAL AMERICA								
BRITISH VIRGIN ISLANDS								
ECUADORIAN FOODS COMPANY INC - Tortola	E	USD	50,000	25,500	25,500	51,000	1,335,594	681,153
COSTA RICA								
Parmaleche de Costarica SA* - San Juan	E	CRC	10,000	10	10	100,000	ND	
CUBA								
Citrus International Corporation SA – Pinar del Rio	E	USD	11,400,000	627	627	55,000	8,897,274	4,893,500
NICARAGUA								
Parmalat Nicaragua SA – Managua	E	NIO	2,000,000	2,000	57	2,850	- 406,259	- 11,578
SOUTH AMERICA								
BRASIL								
Parmalat Admin e Part do Brasil – San Paolo	E	BRL	1,000,000	999,999	810,348	81,035	ND	
PPL Partecipaçoes do Brasil Ltda – San Paolo	E	BRL	1,271,257,235	1,271,257,235	1,260,921,807	92,660	ND	
CHILE								
Parmalat Chile SA – Santiago del Cile	E	CLP	13,267,315,371.60	2,096,083	2,096,083	100,00	ND	
COLOMBIA								
Gelateria Parmalat Colombia Ltda in liquidazione - Bogotà	E	COP	32,480,000	990	990	6,096	ND	
Parmalat Colombia Ltda - Santafè de Bogotà	E	COP	20,466,360,000	18,621,581	18,621,581	90,986	15,569,456	14,166,620
Procesadora De Leches SA (PROLECHE SA) – Medellin	E	COP	173,062,136	131,212,931	131,212,931	94,773	28,805,696	27,300,022
ECUADOR								
Parmalat del Ecuador SA – Quito	E	USD	345,343,96	8,633,599	8,633,599	100,000	- 1,541,387	- 1,541,387
PARAGUAY								
Parmalat Paraguay SA* - Asuncion	E	PYG	9,730,000,000	9,633	9,633	99,000	ND	

Company		Share Capital			Equità Investments			
Name – Registered office	Type of company	Curr.	Amount	Voting shares/ interests held	No. of shares/ interest	% of tot. No. of shares/ interests	Company's shareholders' equity	Group interest in sharehold. equity
URUGUAY								
AIRETCAL SA – Montevideo	E	UYU	9,198,000	9,198,000	9,198,000	100,000	ND	
Gelateria Parmalat Uruguay SA – Montevideo	E	UYU	262,500	26,250	26,250	10,000	ND	
Parmalat Trading South America – Montevideo	E	UYU	400,000	400,000	400,000	100,000	ND	
WISHAW TRADING SA – Montevideo	E	USD	30,000	50	50	16,667	ND	
VENEZUELA								
Gelateria Parmalat de Venezuela CA - Caracas	E	VEB	10,000,000	1,000	1,000	10,000	ND	
Parmalat de Venezuela CA – Caracas	E	VEB	2,324,134,000	2,324,134	2,324,134	100,000	- 37,558,548	- 37,558,448
AFRICA								
MAURITIUS								
Parmalat Africa Limited – Port Louis	E	USD	55,982,304	55,982,304	2,421,794	4,326	61,214,014	2,650,566
ASIA								
CHINA								
Parmalat (Zhaodong) Dairy Corp. Ltd* - Zhaodong	E	CNY	56,517,260	53,301,760	53,301,760	94,311	ND	
INDIA								
SWOJAS ENERGY FOODS LIMITED in liquidazione-Shivajinagar	E	INR	309,626,500	21,624,311	21,624,311	69,840	ND	
OCEANIA								
AUSTRALIA								
Parmalat Pacific Holding Pty Limited – South Brisbane	E	AUD	522,932,237	200,313,371	200,313,237	38,306	132,540,726	50,776,352
– OTHER COMPANIES								
Netexpansion – Stati Uniti	E					0,004	ND	
Parmalat Capital Finance – Malta	E					0,333	ND	
Lactona SA – Argentina	E					1,000	ND	
Union Gandarense SA – Argentina	E					1,000	ND	
Gelateria Parmalat Argentina – Argentina	E					0,125	ND	
Lactis Gorkij 2 – Russia	E					1,000	ND	
Parmalat Atlantic Fin. Corp – Isole Cayman	E					1,000	ND	

Parmalat S.p.A. – Report of the Independent Auditors

Parmalat Group

Financial Statements at December 31, 2006

Consolidated Balance Sheet

Note ref.	(in millions of euros)	12/31/06	12/31/05 restated (**)	12/31/05 (*)
	NON-CURRENT ASSETS	**2,158.5**	**2,305.2**	**2,346.6**
(1)	Goodwill	543.8	562.6	713.6
(2)	Trademarks with an indefinite useful life	642.1	787.1	798.6
(3)	Other intangibles	104.6	55.4	55.4
(4)	Property, plant and equipment	728.1	719.5	698.3
(5)	Investments in associates	4.0	62.3	23.4
(6)	Other non-current financial assets	95.3	76.2	16.4
(7)	Deferred-tax assets	40.6	42.1	40.9
	CURRENT ASSETS	**1,814.5**	**1,654.6**	**1,653.4**
(8)	Inventories	348.3	332.1	335.6
(9)	Trade receivables	530.0	555.5	546.1
(10)	Other current assets	406.6	262.2	266.9
(11)	Cash and cash equivalents	321.8	502.7	502.7
(13)	Current financial assets	207.8	2.1	2.1
(14)	**Available-for-sale assets**	**24.2**	**153.8**	**148.7**
	TOTAL ASSETS	**3,997.2**	**4,113.6**	**4,148.7**
	SHAREHOLDERS' EQUITY	**2,051.7**	**1,877.7**	**1,877.7**
(15)	Share capital	1,641.5	1,619.9	1,619.9
(16)	Reserve for creditor challenges and claims of late-filing creditors convertible exclusively into share capital	224.9	233.4	233.4
	Other reserves:			
(17)	*- Reserve for currency translation differences*	(33.2)	6.6	6.6
(18)	*- Reserve for the exercise of warrants*	0.1	0.2	0.2
(19)	*- Cash-flow hedge reserve*	0.3		
(20)	*- Miscellaneous reserves*	(12.0)	(11.7)	(11.7)
(21)	Profit (Loss) for the period	192.5	(0.3)	(0.3)
	Group interest in shareholders' equity	**2,014.1**	**1,848.1**	**1,848.1**
(22)	**Minority interest in shareholders' equity**	**37.6**	**29.6**	**29.6**
	NON-CURRENT LIABILITIES	**934.3**	**1,117.8**	**1,148.9**
(23)	Long-term borrowings	427.9	610.8	610.8
(24)	Deferred-tax liabilities	235.2	231.0	231.0
(25)	Provisions for employee benefits	122.1	113.0	113.0
(26)	Provisions for risks and charges	124.3	142.1	173.2
(27)	Provision for preferential and prededuction claims	24.8	20.9	20.9
	CURRENT LIABILITIES	**1,011.2**	**1,082.3**	**1,074.3**
(28)	Short-term borrowings	271.7	252.6	252.6
(29)	Financial liabilities from preferential and prededuction claims		11.1	11.1
(30)	Trade payables	521.0	506.2	498.3
(29)	Trade payables with preferential or prededuction status		69.4	69.4
(31)	Other current liabilities	186.0	206.7	206.7
(29)	Other payables with preferential or prededuction status	1.9	8.8	8.8
(32)	Income taxes payable	30.6	27.5	27.4
(33)	**Liabilities directly attributable to available-for-sale assets**		**35.8**	**47.8**
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**3,997.2**	**4,113.6**	**4,148.7**

(*) Approved at the Shareholders' Meeting of April 29, 2006.

(**) The adjustments compared with the financial statements approved at the abovementioned Shareholders' Meeting are discussed in the section entitled "Adjustments to the Financial Statements at December 31, 2005" of the Notes to the Financial Statements.

Consolidated Income Statement

Note ref.	(in millions of euros)	2006	2005 restated (**)	2005 (*)
(34)	**REVENUES**	**3,881.4**	**1,034.5**	**1,083.5**
	Sales revenues	3,844.0	1,021.6	1,070.6
	Other revenues	37.4	12.9	12.9
	Total revenues			
(35)	Cost of sales	(2,949.5)	(796.0)	(796.0)
(35)	Distribution costs	(382.9)	(143.7)	(192.7)
(35)	Administrative expenses	(348.8)	(45.7)	(45.7)
	Other (income) expense:			
(36)	- Rebilling of costs related to the alleged ITX contamination	10.4		
	- Costs related to the alleged ITX contamination		(10.8)	(10.8)
(37)	- Legal fees paid in actions to void and actions for damages	(55.0)	(6.9)	(6.9)
(38)	- Restructuring costs	(12.3)	(9.4)	(9.4)
(39)	- Allowance for expenses of companies under E. A.	(0.3)	(5.5)	(5.5)
(40)	- Miscellaneous income and expense	156.5	7.8	7.8
	EBIT	**299.5**	**24.3**	**24.3**
(41)	Financial income	30.6	13.5	13.5
(41)	Financial expense	(100.9)	(30.7)	(30.7)
	Interest in the profit (loss) of companies valued by the equity method		(0.3)	(0.3)
(42)	Other income from (Expense for) equity investments	0.5		
	PROFIT (LOSS) BEFORE TAXES AND RESULT FROM DISCONTINUING OPERATIONS	**229.7**	**6.8**	**6.8**
(43)	Income taxes	(34.2)	(4.2)	(4.2)
	PROFIT (LOSS) FROM CONTINUING OPERATIONS	**195.5**	**2.6**	**2.6**
(44)	Profit (Loss) from discontinuing operations	(0.1)	(1.4)	(1.4)
	PROFIT (LOSS) FOR THE YEAR	**195.4**	**1.2**	**1.2**
	Minority interest in (profit) loss	(2.9)	(1.5)	(1.5)
	Group interest in profit (loss)	192.5	(0.3)	(0.3)

Continuing Operations:

	2006	2005
Basic earnings per share	**0.1178**	**0.0028**
Diluted earnings per share	**0.1140**	**0.0028**

(*) Approved at the Shareholders' Meeting of April 29, 2006.

(**) The adjustments compared with the financial statements approved at the abovementioned Shareholders' Meeting are discussed in the section entitled "Adjustments to the Financial Statements at December 31, 2005" of the Notes to the Financial Statements.

Consolidated Cash Flow Statement

(in millions of euros)	2006	2005
OPERATING ACTIVITIES		
Net result from operating activities	195.5	2.6
Depreciation, amortization and writedowns of current and non-current assets	150.5	29.7
Additions to provisions	108.1	61.9
Non-cash income	(193.3)	(22.3)
Cash proceeds from the settlement with BPI	(44.5)	0.0
Cash flow from operating activities before change in working capital	**216.3**	**71.9**
Change in net working capita and provisions:		
Net working capital	(19.3)	(22.3)
Prededuction and preferential claims paid	(74.6)	(52.7)
Charges incurred in connection with the extraordinary administration proceedings	(15.8)	0.0
Other assets/Other liabilities and provisions	(55.4)	21.6
Total change in net working capital and provisions	**(165.1)**	**(53.4)**
CASH FLOWS FROM OPERATING ACTIVITIES	**51.2**	**18.5**
INVESTING ACTIVITIES		
Investments:		
- Intangibles	(3.2)	(0.4)
- Property, plant and equipment	(99.5)	(28.0)
- Non-current financial assets	0.0	(0.6)
Acquisition dated October 1, 2005	0.0	523.0
CASH FLOWS FROM INVESTING ACTIVITIES	**(102.7)**	**494.0**
BPI SETTLEMENT	44.5	0.0
DIVESTITURES AND OTHER MINOR INCOME	185.3	21.2
FINANCING ACTIVITIES		
New loans and finance leases and accrued interests	460.7	0.1
Repayment of current and non-current installments of loans and finance leases	(618.0)	(23.9)
Payment of preferential and prededuction claims	(3.0)	0.0
Investments in other current assets that mature later than three months after the date of purchase	(205.7)	(0.8)
Change in shareholders' equity	(1.2)	(6.5)
CASH FLOWS FROM FINANCING ACTIVITIES	**(367.2)**	**(31.1)**
Impact of changes in the scope of consolidation	**22.4**	**0.0**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN 2006	**(166.5)**	**502.6**
CASH AND CASH EQUIVALENTS AT JANUARY 1, 2006	**502.7**	**0.1**
Increase (decrease) in cash and cash equivalents in 2006	**(166.5)**	**502.6**
Net impact of the translation of cash and cash equivalents denominated in foreign currencies	**(14.4)**	**0.0**
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2006	**321.8**	**502.7**

Payments of 48.5 million euros for income taxes and 70.3 million euros for accrued interest.

The 2005 Cash Flow Statement is restated according to the format adopted for 2006.

Changes in Shareholders' Equity

(in millions of euros)		Reserve convertible into share capital	Other reserves							
	Share capital	for creditor challenges and claims of late-filing creditors	Reserve for translation differences	*Reserve for exercise of warrants*	*Cash-flow hedge reserve*	*Miscell. reserves*	Profit (Loss) for the period	Group interest in sharehold. equity	Minority interest in sharehold. equity	Total sharehold. equity
Balance at December 31, 2004	**0.1**					**(0.0)**	**(0.0)**	**0.1**	**0.0**	**0.1**
Contribution to cover losses						1.0		1.0		1.0
Share capital increase as per Composition with Creditors	1,600.8*							1,600.8	53.7	1,654.5
Challenges to sum of liabilities		193.8						193.8		193.8
Late-filing creditors		54.6						54.6		54.6
Capital increases from convertible provisions	15.0	(15.0)								
Share-listing costs						(12.7)		(12.7)		(12.7)
Capital increase from waivers of preferential or prededuction status	3.6							3.6		3.6
Exercise of warrants	0.4			0.2				0.6		0.6
Difference from the translation of financial statements in foreign currencies			6.6					6.6	0.3	6.9
Dividends									(0.4)	(0.4)
Decrease of goodwill attributable to minority shareholders									(25.5)	(25.5)
Profit (Loss) for the year							(0.3)	(0.3)	1.5	1.2
Balance at December 31, 2005	**1,619.9**	**233.4**	**6.6**	**0.2**	**-**	**(11.7)**	**(0.3)**	**1,848.1**	**29.6**	**1,877.7**
Adjustments made after the approval of the financial statements at 12/31/05										
Adjusted balance at December 31, 2005	**1,619.9**	**233.4**	**6.6**	**0.2**	**-**	**(11.7)**	**(0.3)**	**1,848.1**	**29.6**	**1,877.7**
Dispute settlements										
Capital increases from convertible provisions	8.5	(8.5)						-		
Capital increase from waivers of preferential or prededuction status	7.6							7.6		7.6
Capital increase from provisions	3.7							3.7		3.7
Allocation of shares to subscribers of 2005 warrants	0.2			(0.2)				-		-
Exercise of warrants	1.6			0.1				1.7		1.7
Appropriation of the 2005 result						(0.3)	0.3	-		-
Difference from the translation of financial statements in foreign currencies			(39.8)					(39.8)	(1.9)	(41.7)
Change in fair value of derivatives					0.3			0.3		0.3
Dividends									(2.9)	(2.9)
Sale of shares to outsiders									5.6	5.6
Additions to the scope of consolidation									4.3	4.3
Profit (Loss) for the year							192.5	192.5	2.9	195.4
Balance at December 31, 2006	**1,641.5**	**224.9**	**(33.2)**	**0.1**	**0.3**	**(12.0)**	**192.5**	**2,014.1**	**37.6**	**2,051.7**

* Includes 1,502.4 million euros in capital increase for unsecured creditors with verified claims, 38.7 million euros in capital for claims acquired by the Foundation, 3.5 million euros in capital for adjustments made by the Court of Parma to the lists of creditors and 56.2 million euros in capital for claims of preferential creditors who asked to change their status to unsecured creditors.

Notes to the Financial Statements

Parmalat prepares its consolidated financial statements in accordance with the International Financial Reporting Standards ("IFRSs") published by the International Accounting Standards Board ("IASB") and adopted by the European Commission as they apply to the preparation the consolidated financial statements of companies whose equity and/or debt securities are traded on a regulated market within the European Union.

The abbreviation IFRSs means all of the International Financial Reporting Standards; all of the International Accounting Standards ("IAS"); and all of the interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"), previously known as the Standing Interpretations Committee ("SIC"), as approved by the European Commission through March 24, 2006 and incorporated in Regulations issued up to that date.

As allowed by IFRS 3 – Business Combinations, in its financial statements at December 31, 2005, the Group had recognized on a provisional basis the business combination that resulted in the transfer of the assets and liabilities of the 16 companies included in the composition with creditors to Parmalat S.p.A. This transfer took place on October 1, 2005 pursuant to a decision by the Court of Parma approving the Proposal of Composition with Creditors.

During the 12 months that followed the acquisition of the abovementioned assets and liabilities, the Group obtained additional information that enabled it to refine the estimated fair value of the transferred assets and liabilities.

Consequently, in 2006, the Group made the necessary adjustments to the amounts recognized to the asset and liability balances, required by Paragraph 62 of IFRS 3. The offset to these adjustments was a corresponding adjustment to the carrying amount of goodwill.

Moreover, starting in October, the Group changed the accounting classification it assigns to trade promotions and discounts. As a result of this change, which is consistent with best industry practices, trade promotions are deducted from sales revenues (like discounts), with no impact on EBITDA and net profit.

The income statement is presented in a format with items classified "by destination," while in the balance sheet assets and liabilities are classified as "current" or "non-current." The cash flow statement is prepared using the "indirect method".

The consolidated financial statements for the year ended December 31, 2006 are denominated in euros, which is the reporting currency of Parmalat S.p.A., the Group's Parent Company. They include a balance sheet, an income statement, a cash flow statement, a statement of changes in shareholders' equity and the accompanying notes. All of the amounts listed in these notes are in millions of euros, except as noted.

Adjustments to the Financial Statements at December 31, 2005

Adjustments to the Balance Sheet

Completion of the Provisional Recognition of Assets and Liabilities Acquired as Part of the Business Combination Involving the Companies Included in the Composition with Creditors

The Parmalat Group is the product of a business combination carried out upon the approval of the Composition with Creditors by the creditors on October 1, 2005. As a result, the period allowed under Paragraph 62 of IFRS 3 for a provisional allocation of the transaction value to the fair value of the acquired assets and liabilities on a temporary basis ended in 2006.

The schedule that follows shows the adjustments made to the balance sheet to complete the initial recognition of assets and liabilities.

Ref.	(in millions of euros)	12/31/05 restated	12/31/05 (*)	Adjustments attribut. to Parent Co.	Adjustments attribut. to associates	Adjustments Total
	NON-CURRENT ASSETS	**2,305.2**	**2,346.6**	**(33.1)**	**(8.3)**	**(41.4)**
(o)	Goodwill	562.6	713.6	(87.1)	(63.9)	(151.0)
(a)	Trademarks with an indefinite useful life	787.1	798.6	(6.2)	(5.3)	(11.5)
	Other intangibles	55.4	55.4			
(b)	Property, plant and equipment	719.5	698.3	3.7	17.5	21.2
(c)	Investments in associates	62.3	23.4	(4.0)	42.9	38.9
(d)	Other non-current financial assets	76.2	16.4	60.5	(0.7)	59.8
(e)	Deferred-tax assets	42.1	40.9		1.2	1.2
	CURRENT ASSETS	**1,654.6**	**1,653.4**	**21.4**	**(20.2)**	**1.2**
(f)	Inventories	332.1	335.6		(3.5)	(3.5)
(g)	Trade receivables	555.5	546.1	10.7	(1.3)	9.4
(h)	Other current assets	262.2	266.9	10.7	(15.4)	(4.7)
	Cash and cash equivalents	502.7	502.7			
	Held-for-sale equity investments					
	Current financial assets	2.1	2.1			
(i)	**Available-for-sale assets**	**153.8**	**148.7**		**5.1**	**5.1**
	TOTAL ASSETS	**4,113.6**	**4,148.7**	**(11.7)**	**(23.4)**	**(35.1)**
	SHAREHOLDERS' EQUITY	**1,877.7**	**1,877.7**	**0.0**	**0.0**	**0.0**
	Share capital	1,619.9	1,619.9			
	Reserve for creditor challenges and claims of late-filing creditors convertible exclusively into share capital	233.4	233.4			
	Other reserves:					
	- *Reserve for currency translation differences*	6.6	6.6			
	- *Reserve for the exercise of warrants*	0.2	0.2			
	- *Cash-flow hedge reserve*					
	- *Miscellaneous reserves*	(11.7)	(11.7)			
	Profit (Loss) for the period	(0.3)	(0.3)			
	Group interest in shareholders' equity	**1,848.1**	**1,848.1**			
	Minority interest in shareholders' equity	**29.6**	**29.6**			
	NON-CURRENT LIABILITIES	**1,117.8**	**1,148.9**	**(18.8)**	**(12.3)**	**(31.1)**
	Long-term borrowings	610.8	610.8			
	Deferred-tax liabilities	231.0	231.0			
	Provisions for employee benefits	113.0	113.0			
(l)	Provisions for risks and charges	142.1	173.2	(18.8)	(12.3)	(31.1)
	Provision for preferential and prededuction claims	20.9	20.9			
	CURRENT LIABILITIES	**1,082.3**	**1,074.3**	**7.1**	**0.9**	**8.0**
	Short-term borrowings	252.6	252.6			
	Financial liabilities from preferential and prededuction claims	11.1	11.1			
(m)	Trade payables	506.2	498.3	7.1	0.8	7.9
	Trade payables with preferential or prededuction status	69.4	69.4			
	Other current liabilities	206.7	206.7			
	Other payables with preferential or prededuction status	8.8	8.8			
	Income taxes payable	27.5	27.4		0.1	0.1
(n)	**Liabilities directly attributable to available-for-sale assets**	**35.8**	**47.8**		**(12.0)**	**(12.0)**
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4,113.6**	**4,148.7**	**(11.7)**	**(23.4)**	**(35.1)**

(*) Approved at the Shareholders' Meeting of April 29, 2006.

(a) Trademarks with an Indefinite Useful Life

Parent Company

The decrease of 6.2 million euros reflects the better estimate of the fair value of some local brands (Berna and Lactis) at the date of acquisition.

Other Group Companies

The decrease in value of 5.3 million euros reflects an updating of the amount recognized on a preliminary basis, specifically related to a writedown of the value attributed to the Clesa trademark for 22.8 million euros. This decrease, which was implemented as part of the revision of the carrying values of assets and liabilities held for sale, was offset in part by adjustments made to the carrying values of the Cheestrings and Ficello trademarks, which were increased by 17.5 million euros at December 31, 2005 to reflect the granting of licenses to use these brands in some countries.

(b) Property, Plant and Equipment

Parent Company

The increase of 3.7 million euros reflects the fair value measurement of buildings located on Via Salaria, in Rome, which was greater than the amount used upon initial recognition of the business combination.

The depreciation recognized in the income statement at December 31, 2005 was not restated because the amount involved was not material and the property in question was sold in 2006.

Other Group Companies

The increase of 17.5 million euros in the balance of this accounts reflects a higher fair value attributed to buildings owned by Italcheese (3.6 million euros), Interlatte (1 million euros), the Gold Coast Milk subsidiary in Australia (4.9 million euros) and Parmalat España (8 million euros) as a result of market surveys that showed the need to update the temporary valuation used when the business combination was first recorded.

(c) Investments in Associates

Parent Company

The adjustment made to investments in associates (a decrease of 4.0 million euros) reflects adjustments made to the fair value of the investments in the companies listed below. These adjustments were made based on valuations developed by management with the support of appraisals provided by independent experts, when available.

The adjustments made are summarized below:

(in millions of euros)	**Adjustment to value of investments**
Increase in value attributed to the investment in Italcheese S.p.A.	3.6
Increase in value attributed to the investment in Newlat S.p.A.	9.4
Increase in value attributed to the investment in Carnini S.p.A.	10.0
Increase in value attributed to the investment in Boschi Luigi e Figli S.p.A.	3.7
Decrease in value attributed to the investment in Dalmata S.r.l.	(13.8)
Decrease in value attributed to the investment in Compagnia Finanziaria Alimenti S.r.l.	(1.9)
Decrease in value attributed to the investment in Latte Sole S.p.A.	(10.0)
Decrease in value attributed to the investment in Centrale del Latte di Roma S.p.A.	(2.8)
Decrease in value attributed to the investment in OOO Parmalat MK	(2.2)
Decrease in value recognized in the restated balance sheet at 12/31/05	**(4.0)**

Other Group Companies

The increase in value shown for other non-current financial assets reflects an adjustment to the carrying value assigned on a preliminary basis to the Norco Pauls joint venture in Australia. As a result of the sale of this investment, its value at December 31, 2005 increased by 14.5 million euros. The remaining adjustments (27.1 million euros) refer to a decrease in eliminations involving equity investments in the consolidated companies that were the subject of the fair value update discussed above.

(d) Other Non-current Financial Assets

Parent Company

The increase in value of 60.5 million euros attributed to other non-current financial assets is the result of additional information, obtained after the initial provisional valuation, with regard to the recoverability of loans made prior to the composition with creditors (9.1 million euros), of receivables owed by the Boschi Luigi e Figli S.p.A. and Compagnia Finanziaria Alimenti e Impianti Sportivi Parma S.r.l. subsidiaries (4.8 million euros in total) and of the amount recoverable (46.6 million euros) from the SATA S.r.l. bankruptcy, of which 23.9 million euros were collected in 2006.

Other Group Companies

The decrease in value of 0.7 million euros refers to an adjustment made to the value assigned on a preliminary basis to the investment in Unit Trust securities by the Pauls Dairy Express subsidiary in Australia (0.4 million euros). The additional adjustment of 0.3 million euros reflects the elimination of a receivable owed by the Compagnia Finanziaria Alimenti subsidiary booked to reflect a change in fair value.

(e) Deferred-tax Assets

The value increase of 1.2 million euros reflects an adjustment made to Canadian deferred-tax assets required by changes made to inventories.

(f) Inventories

The reduction of 3.5 million euros of the value attributed to inventory reflects the elimination of capitalized interest costs incurred in connection with the aging of cheese by the Parmalat Dairy & Bakery subsidiary. This adjustment caused deferred-tax assets to increase by 1.2 million euros.

(g) Trade Receivables

Parent Company

Additional information obtained subsequently about the recoverability of receivables owed by supermarket chains and the Boschi Luigi e Figli S.p.A. and OOO Parmalat MK subsidiaries enables the Company to recognize an additional 8.5 million euros compared with the provisional valuation.

Other Group Companies

The decrease in value of 1.3 million euros is the net result of the elimination of an additional 2.2 million euros from the carrying value of a receivable (the fair value of which was adjusted as discussed above in the paragraph about the Group's Parent Company) owed by Parmalat MK and of an increase in value of 0.9 million euros (based on additional information that became available during the 12 months following the acquisition) attributed to a receivable owed by the CL Roma subsidiary toward Newlat Spa.

(h) Other Current Assets

Parent Company

Based on information that became available during the 12 months following the acquisition, the fair value of some receivables that were not trade related was increased by 10.7 million euros as part of the process of completing the recognition of the business combination. These receivable consist of tax refunds claimed by certain Dutch companies included in the composition with creditors, which were collected in 2006.

Other Group Companies

Based on additional information that became available during the 12 months following the acquisition, the fair value of certain receivables was decreased by 15.4 million euros when the temporary accounting of the business combination was finalized. These are contested claims (filed for recognition as liabilities of companies under extraordinary administration that used to be part of the Parmalat Group) of the Compagnia Finanziaria Alimenti and Dalmata S.r.l. toward Contal Srl in A.S. and Dairies Holding in A.S., in connection with which the bankruptcy judge rejected appeals requesting recognition of unsecured creditor status.

(i) Available-for-sale Assets

The 5.1-million-euro increase in value includes 4.5 million euros added to the value of these assets based on updated prices and additional information and 0.6 million euros added to the value assigned on a preliminary basis to the investment in Butter Producers, an Australian company.

(l) Provisions for Risks and Charges

Parent Company

A breakdown of the decrease in the provisions for risks and charges is provided below:

(in millions of euros)	
Downward adjustment to a provision for tax risks	0.5
Downward adjustment to the amount recognized upon provisional valuation for a provision to cover liabilities toward the antitrust authorities	11.2
Reclassification to trade payables of the provision for prize contest programs	7.1
Total	**18.8**

Other Group Companies

The main reason for the decrease of 12.3 million euros in the provision for risks is the settlement of the dispute with the South African tax administration that involved Bonnita Holdings in liquidation which resulted in a decrease of 10.1 million euros. The decrease in these provisions also reflects a deduction of 0.8 million euros due to the reclassification under trade payables of a provision set aside by Centrale Latte Roma in connection with prize contest programs.

(m) Trade Payables

Parent Company

The increase in this account reflects the reclassification of the balance in provision for prize contest programs (7.1 million euros), which is essentially a liability, since it is related mainly to short-term marketing initiatives.

Other Group Companies

The increase of 0.8 million euros reflects the reclassification of the provision for prize contest programs set aside by Centrale del Latte di Roma, which is essentially a liability, since it is related mainly to short-term marketing initiatives.

(n) Liabilities Directly Attributable to Available-for-sale Assets

The decrease of 12.0 million euros reflects a recomputation of the deferred-tax liabilities related to available-for-sale assets as a result of adjustments made to their fair value and additional information.

(o) Goodwill

Parent Company

The offset to the adjustments made to recognize the final fair value assigned to the acquired assets and liabilities, as described above, was a corresponding adjustment to the carrying amount of goodwill, which changed as follows:

(in millions of euros)	
Goodwill recognized on the financial statements at December 31, 2005 approved by the Shareholders' Meeting on April 27, 2006	**320.9**
Decrease in value attributed to trademarks with an indefinite useful life	6.2
Increase in value attributed to *buildings*	(3.7)
Decrease in value attributed to investments in associates	4.0
Increase in value attributed to other non-current financial assets	(60.5)
Increase in value attributed to trade receivables	(10.7)
Increase in value attributed to other current assets	(10.7)
Decrease in the amounts added to the provisions for risks and charges	(11.7)
Amount recognized in the restated financial statements at December 31, 2005	**233.8**

The difference in the amount shown for goodwill in the approved financial statements and the restated financial statements (at December 31, 2005) is a decrease of 87.1 million euros.

Other Group Companies

As was the case for the Parent Company, the final determination of the fair value assigned to the acquired assets and liabilities of some Group companies caused goodwill to decrease by 63.9 million euros.

Income Statement Reclassifications

A survey of the financial statements of major industrial groups in the food industry has shown that discounts and trade promotions are deducted directly from sales revenues. Starting with these financial statements, the Group changed its classification criteria and restated accordingly the data for the previous year that are provided for comparison purposes.

The table below shows the reclassifications made to the income statement.

Ref.	(in millions of euros)	2005 restated	2005 (*)	Reclassifications attribut. to Parent Co.	Reclassifications attribut. to associates	Reclassifications Total
	REVENUES	**1,034.5**	**1,083.5**	**(31.6)**	**(17.4)**	**(49.0)**
(a)	Sales revenues	1,021.6	1,070.6	(31.6)	(17.4)	(49.0)
	Other revenues	12.9	12.9			
	Cost of sales	(796.0)	(796.0)			
(a)	Distribution costs	(143.7)	(192.7)	31.6	17.4	49.0
	Administrative expenses	(45.7)	(45.7)			
	Other (income) expense:					
	- Legal fees paid in actions to void and actions for damages	(6.9)	(6.9)			
	- Restructuring costs	(9.4)	(9.4)			
	- Miscellaneous income and expense	7.8	7.8			
	- Costs related to the alleged ITX contamination	(10.8)	(10.8)			
	- Allowance for expenses of companies under E. A.	(5.5)	(5.5)			
	EBIT	**24.3**	**24.3**	**0.0**	**0.0**	**0.0**
	Financial income	13.5	13.5			
	Financial expense	(30.7)	(30.7)			
	Interest in the profit (loss) of companies valued by the equity method	(0.3)	(0.3)			
	PROFIT (LOSS) BEFORE TAXES	**6.8**	**6.8**	**0.0**	**0.0**	**0.0**
	Income taxes	(4.2)	(4.2)			
	PROFIT (LOSS) FROM CONTINUING OPERATIONS	**2.6**	**2.6**	**0.0**	**0.0**	**0.0**
	Profit (Loss) from discontinuing operations	(1.4)	(1.4)			
	PROFIT (LOSS) FOR THE YEAR	**1.2**	**1.2**	**0.0**	**0.0**	**0.0**
	Minority interest in (profit) loss	(1.5)	(1.5)			
	Group interest in profit (loss)	(0.3)	(0.3)			

(*) Approved at the Shareholders' Meeting of April 29, 2006.

(a) Sales Revenues/Distribution Costs

In 2006, the Group changed the accounting classification it assigns to certain types of trade promotions it provides to retail chains. This change was implemented to provide a presentation that was consistent with best industry practices.

As a result of these reclassifications, discounts and trade promotions, which previously were booked as distribution costs, are being deducted from sales revenues. The resulting reclassification, which produced a decrease of 49.0 million euros both in revenues and distribution costs, had no impact on the profit for the year.

Scope of Consolidation

The equity investments transferred to Parmalat S.p.A. in implementation of the Proposal of Composition with Creditors are listed in the schedules provided in the Annex. The guidelines followed in consolidating these equity investments are reviewed below. The scope of consolidation at December 31, 2006 includes the financial statements of the Group's Parent Company and those of Italian and foreign companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares. Control also exists when the Group's Parent Company holds 50% or less of the votes that may be exercised at a Shareholders' Meeting if:

- It controls more than 50% of the voting rights by virtue of an agreement with other investors;
- It has the power to determine the financial and operating policies of the investee company pursuant to a clause in the Bylaws of the investee company or a contract;
- It has the power to appoint or remove a majority of the members of the Board of Directors or equivalent corporate governance body and said Board or body controls the investee company;
- It has the power to exercise a majority of the votes at meetings of the Board of Directors or equivalent corporate governance body.

Because the Group's Parent Company no longer has the power to determine their financial and operating policies and benefit from their operations, the following companies are no longer consolidated line by line.

- Companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares but are now parties to separate bankruptcy proceedings under local laws and their subsidiaries. These companies include:
  - Companies that have become eligible for extraordinary administration proceedings: Parmalat Molkerei Gmbh in A.S. (Germany), Deutsche Parmalat Gmbh in A.S. (Germany) and F.lli Strini Costruzioni Meccaniche S.r.l. in A.S. (Italy). The Extraordinary Commissioner has developed a separate program to restructure or sell these companies, as allowed under the Marzano Law. Please note that, following the approval by its creditors of its proposal of composition with creditors on July 27, 2006, Boschi Luigi & Figli was reincluded in the Group's scope of consolidation, as the restrictions on the control of this company were lifted as it emerged from bankruptcy proceedings.
  - The Brazilian company PPL Participações Ltda (new name of Parmalat Participações do Brasil Ltda.), which is a party to local composition with creditors proceedings (*recuperaçao judicial*) and its subsidiaries. A program to restructure these companies has been submitted to their creditors for approval. The Brazilian companies are: Gelateria Parmalat Ltda, ITC – Comercio Internacional Do Brasil Ltda, Seib Sociedade Export e Import De Bens Ltda and PEAPAR Emprendimentos e Administraçao Ltda. (new name of Parmalat Emprendimentos e Administracao Ltda).
  - The British company Parmalat Food Holdings UK Limited, which has filed under the Companies Creditors Arrangement Act. This company and its Ault Food (UK) Limited subsidiary are under the control of a local trustee and are the subject of separate proceedings.
  - Other smaller companies and their subsidiaries that were forced to file for bankruptcy protection under local laws as a result of the financial collapse of the Parmalat Finanziaria Group. They are: 9161-5849 Quebec Inc. (formerly Eaux Vives Hurricana Inc.), 9161-5286 Quebec Inc. (formerly Les Sources Perigny Inc.), 41902 Delaware Inc. (formerly EVH USA Inc.), Parmalat France SA (France), Societè Fromagère D'Athis SA (France) and Swojas Energy Foods Limited (India).

  These companies have been included in the list of the Group's equity investments because the Group owns their capital stock. However, at present, there is no expectation of a full or partial recovery of the investments in these companies upon completion of the individual bankruptcy proceedings. There is also no expectation that Parmalat S.p.A. will incur any liability in connection with these investments and there is no commitment or desire on the Company's part to cover the negative equity of these companies.

- Companies earmarked for sale or liquidation in the best available manner. These companies are: Wishaw Trading Sa (Uruguay), Parmalat Paraguay Sa (Paraguay), Sata Srl (Italy) and Pisorno

Agricola Srl (Italy). It is unlikely that the Group will incur any liability in connection with these investments and there is no commitment or desire on the Group's part to cover the negative equity of these companies. At January 1, 2004, Wishaw Trading SA had liabilities that amounted to 338.3 million euros. Unsecured claims amounting to 47.4 million euros have been verified and claims totaling 253.6 million euros have been excluded, but creditors have challenged these exclusions. Parmalat S.p.A. believes that it is probable that some of these challenges will be upheld. Net of the claim reduction, these claims could total 17.6 million euros and the Company has added this amount to its Reserve for contested liabilities convertible exclusively into share capital. Based on information provided by counsel, Parmalat S.p.A. has learned that, in accordance with current Uruguayan law, the shareholders of a local limited liability company may be held personally responsible under certain conditions. More specifically, the principle of limited liability can be overridden when a company has been used (i) fraudulently to circumvent a law, (ii) to violate public order, (iii) fraudulently to injure the rights of shareholders or outsiders. While it is possible that the conduct of the previous management could result in an extension of liability to other companies of the Parmalat Group, Parmalat S.p.A. — in view of the provisions of Article 4-*bis*, Section 10 of the Marzano Law, which reaffirms the general principle set forth in Article 135 of the Bankruptcy Law that an approved composition with creditors is binding on all creditors with claims that predate the start of the composition with creditors proceedings and is also binding on all creditors who did not file for claim verification — believes that even if the existence and amount of any claims against it that are related to Wishaw Trading SA should ever be verified, the creditors would be unsecured creditors with claims the title and/or cause of which predates the start of the extraordinary administration proceedings for the companies that are parties to the Proposal of Composition with Creditors and, consequently, would only be entitled to receive shares and warrants of Parmalat S.p.A. based on an amount decreased by the claim reduction, in accordance with Section 7.8 of the Proposal of Composition with Creditors.

- Companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares that are in voluntary liquidation and their subsidiaries. These companies, which are not large in size and operate in several countries, are:
  - Giglio S.p.A. (Italy);
  - Saral Srl (Italy);
  - Gelateria Parmalat Srl (Italy);
  - Gelateria Parmalat de Venezuela SA (Venezuela);
  - Gelateria Parmalat LTDA (Colombia);
  - Gelateria Parmalat Uruguay (Uruguay);
  - Gelateria PTY LTD (Australia);
  - Parmalat International (Switzerland);
  - Parmalat Hungaria RT (Hungary);
  - Mliekotej sro (Slovakia);
  - Parmalat Dairies (UK) Limited;
  - Parmalat Food Imports (UK) Limited;
  - Parmalat Administracao e Participacao do Brasil (Brazil).

- Companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares but no longer has the power to determine their financial and operating policies and benefit from their operations and their subsidiaries. These companies, which are not large in size and operate in several countries, are:
  - Airetcal Sa (Uruguay);
  - Parmalat Trading South America (Uruguay);
  - Food Consulting Services Ltd (Great Britain);
  - Parmaleche de Costa Rica Sa (Costa Rica);
  - Lacteos Americanos Lactam Sa (Costa Rica);
  - Parmalat del Caribe Dominican Republic);
  - Parmalat Chile sa (Chile);
  - Lacteos San Miguel Sa (El Salvador);
  - Parmalat Asia Ewp (Thailand);
  - Parmalat (Zhaodong) Dairy Cor. Ltd.;
  - Impianti Sportivi Srl (Italy).

The following entries were made in connection with the companies that are no longer consolidated line by line:

- The carrying value of the investment was written off;
- The receivables owed by these companies to other Group companies were written off except for 42.8 million euros (39.6 million euros due by Sata Srl and 1.3 million euros due by other smaller companies);
- The receivables owed to the companies listed above by Group companies continued to be included in the indebtedness of Group companies.

Valuation Criteria

The main valuation criteria adopted in the preparation of the consolidated financial statements at December 31, 2006 are reviewed below.

Current Assets

Inventories

Inventories are carried at the lower of purchase/production cost or net realizable value, which is the amount that an enterprise expects to receive by selling these items in the normal course of business.

The cost of inventories is determined by the weighted average cost method.

Financial expense incurred in connection with the purchase or production of an asset that, because of its nature, requires a significant length of time before it can be readied for sale are not capitalized. Instead, they are charged in full to income.

Cash and Cash Equivalents

Cash and cash equivalents consist mainly of cash on hand, sight deposits with banks, other highly liquid short-term investments (that can be turned into cash within 90 days from the date of purchase) and overdraft facilities. Overdraft facilities are listed as current liabilities. The components of net cash are valued at fair value and any gains or losses are recognized in earnings.

Non-current Assets

Property, Plant and Equipment

Property, plant and equipment is recognized at purchase or production cost, including directly attributable incidental expenses that are necessary to make the assets available for use. Asset purchase or production costs are shown before deducting attributable capital grants, which are recognized when the conditions for their distribution have been met.

Assets acquired under finance leases are recognized as components of property, plant and equipment as an offset to the liability toward the lessor and are depreciated. When there is no reasonable certainty that the Company will exercise its buyout option, the asset is depreciated over the life of the lease, if the asset's useful life is longer.

Property, plant and equipment is depreciated on a straight line over the useful life of the assets. The estimated useful life is the length of time during which the Company expects to use an asset. When an asset classified as property, plant and equipment consists of several components, each with a different useful life, each component should be depreciated separately. The amount to be depreciated is the asset's carrying value, less the asset's net realizable value at the end of its useful life, if such value is material and can be reasonably determined.

Land, including land purchased together with a building, is never depreciated.

Costs incurred for improvements and for modernization and transformation projects that increase the value of the assets are added to the assets' value and depreciated over their remaining useful lives.

The costs incurred to replace identifiable components of complex assets are recognized as assets and depreciated over their useful lives. The residual carrying value of the component that is being replaced is charged to income. The cost of regular maintenance and repairs is charged to income in the year it is incurred.

When an item of property, plant and equipment is affected by events that are presumed to have impaired its value, the recoverability of the affected asset should be tested by comparing its carrying value with its recoverable value, which is the larger of the asset's fair value, net of disposal costs, and its value in use.

Absent a binding sales agreement, fair value is determined based on the valuations available from recent transactions in an active market or based on the best available information that can be used to determine the amount that the Company could obtain by selling a given asset.

Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset, if significant and reasonably measurable, and from its disposal at the end of its useful life. Cash flows should be determined based on reasonable and documentable assumptions that represent a best estimate of future economic conditions over the remaining useful life of an asset. The present value is determined by applying a rate that takes into account the risks inherent in the Company's business.

When the reason for a writedown ceases to apply, the affected asset is revalued and the adjustment is recognized in the income statement as a revaluation (reversal of writedown) in an amount equal to the writedown made or the lower of the asset's recoverable value or its carrying value before previous writedowns, but reduced by the depreciation that would have been taken had the asset not been written down.

Depreciation begins when an asset is available for use, i.e., the moment when this condition actually occurs.

The estimated useful lives of the various types of assets are as follows:

▪ Buildings	10 - 25 years
▪ Plant and machinery	5 – 10 years
▪ Office furniture and equipment	4 – 5 years
▪ Other assets	4 – 8 years
▪ Leasehold improvements	Length of lease

Financial expense incurred in connection with the purchase or production of an asset that, because of its nature, requires a significant length of time before it can be readied for sale are not capitalized. Instead, they are charged in full to income.

Intangibles

Intangibles are recorded at cost, which is determined by using the same criteria as those used for property, plant and equipment.

Intangibles with a finite useful life are amortized on a straight line according to an estimate of the length of time the Company will use them. The recoverability of their carrying value is tested using the criteria provided above for property, plant and equipment.

(i) Goodwill

Goodwill represents the portion of the purchase price paid in excess of the fair value on the date of acquisition of the assets and liabilities that comprise a company or business. Goodwill is not amortized on a straight line. However, its carrying amount should be tested at least once a year for impairment losses. Such tests are carried out based on the individual cash generation units to which goodwill has been allocated. Goodwill is written down when its recoverable value is lower than its carrying amount. Recoverable value is the greater of the fair value of a cash generating unit, net of the cost to sell it, and its value in use, which is equal to the present value of future cash flows generated by the cash generating unit during its years of operation and by its disposal at the end of its useful life. Writedowns of goodwill may not be reversed subsequently.

If a writedown required by the results of an impairment test is greater than the value of the goodwill allocated to a given cash generating unit, the balance is allocated among the assets included in the cash generating unit, proportionately to their carrying amounts. The minimum limit of such an allocation is the greater of the following two amounts:
• the fair value of an asset, net of the cost to sell it;
• an asset's value in use, as defined above.

(ii) Industrial Patents and Intellectual Property Rights, Licenses and Similar Rights
The costs incurred to acquire industrial patents and intellectual property rights, licenses and similar rights are capitalized in the amounts actually paid.

Amortization is computed on a straight line so as to allocate the costs incurred to acquire the abovementioned rights over the expected period of utilization of the rights or the lengths of the underlying contracts, counting from the moment the purchase right is exercisable, whichever is shorter.

(iii) Trademarks
At this point, it is impossible to set a time limit to the cash flow generating ability of trademarks recognized on the consolidated balance sheet that are strategically important and for which a registration application has been on file for at least 10 years. These trademarks include "global" trademarks that are registered and used in all of the Group's core countries (Parmalat and Santal), international trademarks (Chef and Kyr) and a local trademark (Elena). These trademarks are deemed to have an indefinite useful life and, consequently, are not amortized, but are subject to a yearly impairment test.

Other trademarks that do not deemed to perform an unlimited strategic function for the Group are valued at cost and amortized over five years.

Financial Assets
When initially recognized, financial assets are classified under one of the following categories and valued accordingly:

- Financial Assets Valued at Fair Value, with Changes in Value Recognized in Earnings: This category includes:
    - financial assets that are purchased mainly to resell them over the short term;
    - financial assets that are earmarked for inclusion in this category upon initial recognition, provided they meet the applicable requirements and the fair value option can be exercised;
    - derivatives, except for derivatives that are designated as cash flow hedges and limited to their effective portion.

Financial assets that are included in this category are valued at fair value and any changes in fair value that occur while the Company owns them are recognized in earnings. Financial assets that are included in this category but for which the fair value cannot be determined reliably are carried at cost, adjusted for impairment losses. Writedowns for impairment losses cannot be reversed. Financial instruments included in this category are classified as short term if they are "held for trading" or the Company expects to sell them within one year from the balance sheet date. Derivatives are treated as assets, if their fair value change is positive, or as liabilities, if their fair value change is negative. The positive and negative fair value change balances generated by outstanding transactions executed with the same counterparty are offset, when contractually permissible.

- *Loans and receivables*: This category includes financial instruments that are primarily related to trade receivables (which are neither derivatives nor instruments traded on an active market) that are expected to produce fixed and determinable payments. They are listed as current assets, unless they are due after one year from the balance sheet date, in which case they are listed as non-current assets. These assets are valued at their amortized cost, which is determined by the effective interest-rate method. When there is objective evidence of the occurrence of impairment, the affected asset is written down by the amount necessary to make its carrying amount equal to the discounted value of future cash flows. Impairment losses are recognized in earnings. When the reason for a writedown ceases to apply, the affected asset is revalued up to the value at which the asset would have been carried under the amortized cost method, had it not been written down.

- *Held-to-maturity investments*: These are financial instruments other than derivatives that have fixed payments and a fixed maturity and that the Group has the intention and the ability to hold to maturity. These assets are valued by the amortized cost method, using the low effective interest criterion, adjusted for any decrease in value. The same principles described in the Loans and receivables paragraph apply in the event of impairment losses.

- *Held-for-sale investments*: These are financial instruments other than derivatives that are explicitly designated as held for sale or which cannot be classified in any of the other categories. These financial instruments are valued at fair value and any resulting gains or losses are posted to an equity reserve. Their impact is reflected on the income statement only when a financial asset is actually sold or, in the case of cumulative losses, when it becomes evident that the impairment loss recognized in equity cannot be recovered. The classification of these assets as current or non-current depends on the strategic choices made with regard to their holding period and the actual ability to sell them. They are classified as current assets if they can be sold within one year from the balance sheet date.

Financial assets are removed from the balance sheet when the right to receive cash flow from a financial instrument has been extinguished and the Group has transferred substantially all of the risks and benefits inherent in the financial instrument as well as its control over the financial instrument.

Financial Liabilities
Initially, financial liabilities are recognized at cost, which must correspond to their fair value. Subsequently, financial liabilities that are held to maturity are valued at their amortized cost. Transaction costs that are incurred directly in connection with the process of incurring the liability are amortized over the useful life of the respective financing facility.

Derivatives
When initially recorded, derivatives are recognized at their fair value on the corresponding contract date. Subsequent changes in the fair value of derivatives that do not qualify as hedges are recognized as components of the profit or loss for the year. In the case of derivatives that do qualify as hedges (both fair value hedges and cash flow hedges), subsequent changes in fair value are recognized in accordance with the specific guidelines provided below. The recognition of qualifying derivatives as hedging instruments requires the preparation for each derivative of documents showing the relationship between the hedging instrument and object being hedged and detailing the risk management objectives, the hedging strategy and the method used to test the effectiveness of the hedge. A test of the effectiveness of the hedge is required both at the time each derivative is established and during the life of the derivative. As a rule, a hedge is deemed to be highly effective if, at inception and over the life of the derivative, changes in fair value (for a fair value hedge) or in expected future cash flows (for a cash flow hedge) are substantially offset by changes in the fair value of the hedge.

In the case of derivatives that hedge assets or liabilities shown on the balance sheet (i.e., fair value hedges), changes in the fair value both of the hedge and the hedged object are reflected on the income statement. When a hedge is not perfectly effective or there are differences in the changes in fair value, the "ineffectiveness" becomes a financial component of the profit or loss for the year.

In the case of derivatives that hedge expected future cash flows (i.e., cash flow hedges), changes in the fair value of the hedging instrument that occur subsequent to initial recognition are recorded (only the "effective" portion) in a special equity reserve (Cash flow hedge reserve). The reserve is recognized in earnings when the financial impact of the hedged event materializes. The financial impact of the release of the reserve must be classified under the same caption of the financial statements that had been used to record the corresponding effect of the hedged transaction. When a hedge is not perfectly effective, the portion of change in the fair value of the hedging instrument attributable to the "ineffective" portion of the instrument is recognized immediately as a component of the profit or loss for the year.

If over the life of a derivative the expected future cash flows that are being hedged are no longer viewed as highly likely to occur, the portion of the Cash flow hedge reserve attributable to the affected instrument is immediately recognized in earnings as a financial component of the profit or loss for the year. On the other hand, if a derivative is sold or ceases to qualify as an effective hedging instrument, the Cash flow hedge reserve recognized up to that point continues to be a component of shareholders' equity and is recognized in earnings, in accordance with the criterion described above, concurrently with the occurrence of the transaction that was originally hedged.

Provisions for Risks and Charges

Provisions for risks and charges are established to fund quantifiable charges, the existence of which is certain or probable, but the amount or date of occurrence of which could not be determined as of the close of the reporting period. Additions are made to these provisions when: (i) it is probable that the Company will incur a statutory or implied obligation as a result of a past event; (ii) it is probable that meeting this obligation will be onerous; and (iii) the amount of the obligation can be estimated reliably. Additions are recognized at an amount that represents the best estimate of the sum that the Company will be reasonably expected to pay to satisfy an obligation or transfer it to a third party at the end of the reporting period. When the financial effect of the passing of time is material and the date when an obligation will become due can be reliably estimated, the addition to the provisions should be recognized at its present value.

The costs that the Group expects to incur in connection with restructuring programs should be recognized in the year in which the program is officially approved and there is a settled expectation among the affected parties that the restructuring program will be implemented.

These provisions are updated on a regular basis to reflect changes in estimates of costs, redemption timing and discount rates. Changes in the estimates of provisions are posted to the same income statement item under which the addition was originally recognized. Liabilities attributable to property, plant and equipment are recognized as offsets to the corresponding assets.

Post-employment Benefits

(iii) Benefits Provided After the End of Employment

The Group recognizes different types of defined-benefit and defined-contribution pension plans, in accordance with the terms and practices normally applied in Italy and the other countries where such pension plans are available. Each year, the Group recognizes in earnings the portion of the premiums paid in connection with defined-contribution plans that accrued that year.

Defined-benefit pension plans, which include the severance benefits payable to employees pursuant to Article 2120 of the Italian Civil Code, are based on the length of the working lives of employees and the wages earned by employees over a predetermined period of service. The recognition of defined-benefit plans requires the use of actuarial techniques to estimate the amount of the benefits accrued by employees in exchange for the work performed during the current year and in previous years. The resulting benefit must then be discounted to determine the present value of the Group's obligation. The determination of the present value of the Group's obligation is made by an independent actuary, using the projected unit credit method. This method, which is part of a broad category of techniques applicable to vested benefits, treats each period of service provided by an employee to a company as an additional accrual unit. The actuarial liability must be quantified exclusively on the basis of the seniority achieved as of the date of valuation. Consequently, the total liability is prorated based on a ratio between the years of service accrued as of the valuation reference date and the total seniority that an employee is expected to have achieved when the benefit is paid. Moreover, this method requires taking into account future wage increases due for any reason (inflation, career moves, labor contract renewals, etc.) until the end of the employment relationship. If these plans are financed or the Group pays the plan contributions to an outside entity, the plan assets are valued based on their expected rate of return.

The cost of defined-benefit plans accrued during the year, which is reflected in the income statement as part of labor costs, is equal to the sum of the average present value of the accrued benefits of current employees for service provided during the year and their annual vested interest in the present value of the Company's obligations at the beginning of the year, computed by discounting future outlays by the same rate as that used to estimate the Group's liability at the end of the previous year. The annual discount rate used for these computations was the same as the year-end market rate for zero-coupon bonds with a maturity equal to the average residual duration of the liability.

Actuarial gains and losses (defined as the difference between the carrying amount of the Group's liability and the present value of its obligation at the end of the year) that result from changes from the actuarial parameters used in the past are recognized in accordance with the "corridor" method, i.e., only when they exceed 10% of the present value of the Company's obligation at the end of the previous period. In such cases, the amount in excess of 10% is charged to income, based on the average remaining working lives of the employees, counting from the following year.

(iv) Benefits Payable to Employees Upon Termination of Employment and Incentives to Resign
Benefits owed to employees upon termination of employment are recognized as a liability and as a labor cost when a company is demonstrably committed to terminate the employment of an employee or group of employees before the normal retirement age or to provide incentives to the termination of employment in connection with a proposal to address redundancies with incentives to resign voluntarily. Benefits owed to employees due to termination of employment do not provide the Company with future economic benefits and, consequently, they are charged to income when incurred.

Income Taxes
Current income taxes are computed on the basis of the taxable income for the year and the applicable tax laws by applying the tax rates in force on the date of the financial statements.

Deferred taxes are computed on all temporary differences between the values attributed to assets and liabilities for tax purposes and for financial reporting, with the exception of goodwill and temporary differences that arise from investments in subsidiaries when the Group has control over the timing for the reversal of the difference and it is likely that they will not be reversed over a reasonably foreseeable length of time. The portion of deferred-tax assets, including those stemming from a tax loss carryforward, that is not offset by deferred-tax liabilities is recognized to the extent that it is likely that the Company will generate future earnings against which they may be recovered. The balance of any offset is shown under Deferred-tax assets, if positive, or under Deferred tax liabilities, if negative, and is posted to the account of the same name. Deferred-tax liabilities are computed using the tax rates that are expected to be in force in the years when the temporary difference will be realized or cancelled.

Current and deferred taxes are reflected on the income statement, except for those attributable to items that are debited or credited directly to shareholders' equity.

Tax assets and liabilities, including deferred income taxes, can be offset when they are levied by the same tax administration on the same taxpayer, provided the taxpayer has a legally exercisable right to offset the corresponding amounts and plans to exercise that right. Moreover, with regard to current taxes, the offset is permissible when several taxpayers have a legally exercisable right to settle tax assets and liabilities on a net basis and intend to exercise that right.

Available-for-sale Non-current Assets
These assets include non-current assets or groups of assets attributable to discontinuing operations the carrying amount of which will be recovered mainly through a sale, rather than through their continuing use. Available-for-sale assets are valued at their net carrying amount or their fair value, net of costs to sell the assets, whichever is lower. When a depreciable or amortizable asset is reclassified under this category, the depreciation or amortization process stops upon reclassification.

Revenue Recognition

Initially, revenues are always recognized at the fair value of the consideration received, net of allowances, discounts and trade promotions.

Revenues from the sale of goods are recognized when the Company has transferred to the buyer substantially all of the risks and benefits inherent in the ownership of the goods.

Foreign Exchange Differences

Revenues and expenses arising from transactions in foreign currencies are recognized at the exchange rate in force on the day the underlying transaction is executed. Assets and liabilities denominated in foreign currencies are translated into euros at the exchange rate in force at the end of the reporting period and any resulting gains or losses are recognized in earnings. Non-cash assets and liabilities denominated in foreign currencies are recognized at the historical exchange rate and valued at cost.

Recognition of Government Grants

Grants that are the subject of a formal distribution resolution are recognized on an accrual basis, in direct correlation to the costs incurred. Operating grants are reflected on the income statement as Other income.

Capital grants that are attributable to property, plant and equipment are recognized as deferred income. Such deferred income is recognized in the income statement in equal installments computed on the basis of the useful life of the assets for which the grant was received.

Financial Income and Expense

Interest is recognized on an accrual basis in accordance with the effective interest method, i.e., using an interest rate that equalizes all incoming and outgoing flows that are part of a given transaction.

Dividends

Dividends are recognized when shareholders become entitled to receive them. As a rule, this happens when the Shareholders' Meeting approves a resolution to distribute a dividend. The dividend distribution amount is then recognized as a liability on the balance sheet for the period during which the distribution was approved by the Shareholders' Meeting.

Use of Estimates

When preparing the statutory financial statements (and the consolidated financial statements) Directors apply accounting principles and methods that, in some cases, are based on difficult and subjective valuations and estimates that are based on historical data and assumptions that, in each individual case, are deemed to be reasonable and realistic in light of the relevant circumstances. The use of these estimates and assumptions has an impact on the amounts reported in the financial statement schedules, which include a balance sheet, an income statement and a cash flow statement, and in additional disclosures. The ultimate amounts of those components of the financial statements for which the abovementioned estimates and assumptions were used could differ from those shown on the financial statements, due to the uncertainty that characterizes all assumptions and the conditions upon which the estimates were based. The accounting principles that require the most use of subjective judgment by Directors in developing estimates are those concerning goodwill, depreciation and amortization of non-current assets, deferred taxes, provisions for risks and the reserves for creditor challenges and claims of late-filing creditors.

New Accounting Principles

Having been officially approved by the European Union, the following changes to documents previously in force have become applicable as of the year beginning on January 1,2006.

IAS 19. Employee Benefits. The change introduces the option of a different approach for the recognition actuarial gains and losses. In addition, it provides new criteria to account for multi-employer plans when sufficient information is not available to use defined-benefit accounting, and introduces new criteria for the presentation of information about existing plans. The Group chose not to change the accounting principles applied to recognize actuarial gains and losses and is not a party to any multi-employer plan. Consequently, the changes made to IAS 19 will have an impact exclusively on the manner in which information is presented.

Other new accounting principles and interpretations of accounting principles that were introduced in 2006 did not apply to the operations of the Group or the transactions it executes.

Lastly, the Group chose not opt for an early adoption of IFRS 7, which was officially approved with Regulation No. 108 of January 11, 2006. This reporting standard introduces new requirements in terms of the disclosures provided in connections with financial instruments.

Transactions Between Group Companies and with Related Parties

Transactions between Group companies and between Group companies and related parties are neither atypical or unusual and were carried by the Company in the normal course of business. Currently, the Group executes transactions with the following related parties:

- Companies in which the Group has a majority equity stake but over which it no longer has control and, consequently, have been excluded from the scope of consolidation as explained in the Scope of Consolidation section of this Report.

A breakdown of receivables and payables by type is provided below:

(in millions of euros)		12/31/06					
Company	**Country**	**Trade receiv-ables***	**Financial receiv-ables***	**Other receiv-ables***	**Trade payables**	**Financial payables**	**Other payables**
Impianti Sportivi Srl	Italy		2.9				
SATA Srl	Italy		39.6				
PPL Participacoes Ltda	Brazil					3.0	
Wishaw Trading sa	Uruguay					2.3	
Sundry items (less than €1 million)			0.3		0.5	0.1	
Total		**-**	**42.8**	**-**	**0.5**	**5.4**	**-**

* After allowance for doubtful accounts.

(in millions of euros)		12/31/05					
Company	**Country**	**Trade receivables***	**Financial receivables***	**Other receivables***	**Trade payables**	**Financial payables**	**Other payables**
9161-5849 Quebec inc	Canada		8.2				
SATA Srl	Italy		46.6				
Impianti Sportivi Srl	Italy		2.8				
Boschi Luigi & Figli S.p.A. in A.S.	Italy	3.1	1.7		2.8		
Deutsche Parmalat Gmbh in A.S.	Germany	5.8			9.2		
Newlat S.p.A.	Italy	4.5					
F.lli Strini Costr. Mecc.S.r.l. in A.S.	Italy				0.3		
Parmalat Brasil Ind. de Alim. sa	Brazil				0.1	0.1	
Parmalat Hungaria RT	Hungary				0.1		
Parmalat Molkerei Gmbh in A.S.	Germany				1.1		
Parmalat Paraguay sa	Paraguay		0.5				
PPL Participacoes Ltda	Brazil					3.4	
Sundry items (less than €1 million)		0.8			0.6	0.1	
Total		**14.2**	**59.8**	**-**	**14.2**	**3.6**	**-**

* After allowance for doubtful accounts.

The table below provides a breakdown of revenues and expenses by type and shows the writedowns of receivables booked in 2006:

(in millions of euros)		2006				
Company	**Country**	**Sales revenues and other revenues**	**Profit (Loss) from discontinuing operations**	**Financial income**	**Cost of materials and services used**	**Writedowns of receivables**
Boschi Luigi & Figli S.p.A. in A.S.	Italy					
Deutsche Parmalat Gmbh in A.S.	Germany				6.2	
Parmalat Paraguay sa	Paraguay					1.3
Parmalat Molkerei Gmbh in A.S.	Germany				8.8	
Sundry items				0.1	0.1	
Total		**-**	**-**	**0.1**	**15.1**	**1.3**

- Companies that are included in the investment portfolios of Parmalat Finanziaria S.p.A. in A.S and Parmalat S.p.A. in A.S.

A breakdown of receivables and payables by type is provided below:

(in millions of euros)		12/31/06					
Company	**Country**	**Trade receiv-ables***	**Financial receiv-ables***	**Other receiv-ables***	**Trade payables**	**Financial payables**	**Other payables**
Eliair Srl in A.S.	Italy		4.6	0.3			
Emmegi Agroindustriale srl in A.S.	Italy	13.7	36.8	8.5	0.2		
Parma A.C. S.p.A. in A.S.	Italy		60.4				
Parmalat Capital Finance Ltd	Cayman		3,466.6**			9.6	
Bonlat Financing Corporation	Cayman		1,131.9**			1.8	
Parmalat S.p.A. in A.S.	Italy			1.2			
Sundry items (less than €1 million)			0.1	0.2			
Total		**13.7**	**4,700.4**	**10.2**	**0.2**	**11.4**	**-**

* Before allowance for doubtful accounts. ** Amounts written off.

(in millions of euros)		12/31/05					
Company	**Country**	**Trade receiv-ables***	**Financial receiv-ables***	**Other receiv-ables***	**Trade payables**	**Financial payables**	**Other payables**
Eliair Srl in A.S.	Italy		4.6	0.3			
Emmegi Agroindustriale srl in A.S.	Italy	13.7	36.8	8.5	0.5		
Parma A.C. S.p.A. in A.S.	Italy		60.4				
Parmalat Capital Finance Ltd	Cayman		3,468.9**			10.0	
Bonlat Financing Corporation	Cayman		1,127.6**			8.8	
Parmalat S.p.A. in A.S.	Italy			5.5			
Sundry items (less than €1 million)			0.1	0.2			
Total		**13.7**	**4,698.4**	**14.5**	**0.5**	**18.8**	**-**

* Before allowance for doubtful accounts. ** Amounts written off.

While not required to do so pursuant to law, the Group discloses that, considering who will be the shareholders of Parmalat S.p.A. following the approval of the Composition with Creditors, the Group engages in commercial and financial transactions with numerous former creditors of its member companies.
The transactions executed with these counterparties are neither atypical or unusual and are carried out by the Company in the normal course of business.

These transactions are executed on market terms, i.e., on terms that would have been agreed to by independent parties, and were carried out in the interest of the Group headed by Parmalat S.p.A.
Lastly, the Group has filed a series of legal actions against former creditors of companies under extraordinary administration. These lawsuits are discussed in detail in the section of the Report on Operations entitled Legal Disputes and Contingent Liabilities at December 31, 2006.

Percentage of Total Amounts Attributable to Transactions with Related Parties

(in millions of euros)	**Consolidated assets**	**Consolidated liabilities**	**Net indebtedness**	**Sale revenues and other revenues**	**Net revenues from discontinuing operations**	**Cost of sales**
Total consolidated amount	3,997.2	1,944.4	170.0	3,881.4	-	2,949.5
Amount with related parties	42.8	5.9	5.4	-	-	15.1
Percentage of the total	*1.07%*	*0.30%*	*3.18%*			*0.51%*

Notes to the Balance Sheet – Assets

Non-current Assets

(1) Goodwill

Goodwill amounted to 543.8 million euros. The changes that occurred in 2006 are listed below:

(in millions of euros)	Goodwill
Balance at 12/31/05 (A)	**562.6**
Changes in 2006:	
- Companies added to the scope of consolidation	5.0
- Writedowns (-)	(3.8)
- Currency translation differences	(20.0)
Total changes (B)	**(18.8)**
Balance at 12/31/06 (A+B)	**543.8**

The writedown of 3.8 million euros refers entirely to the goodwill allocated to an Australian subsidiary and refers to the recognition of a tax loss carryforward that was used in 2006.

A breakdown of goodwill is as follows:

(in millions of euros)	12/31/06	12/31/05
Parmalat S.p.A.	233.8	233.8
Parmalat Dairy & Bakery inc.	118.3	103.7
Parmalat Australia ltd	66.1	65.0
Centrale del Latte di Roma S.p.A.	41.7	41.7
Parmalat South Africa pty ltd	23.9	31.8
Parmalat Portugal Produtos Alimentares Ltda	34.2	34.2
Parmalat Food Inc.	-	28.7
Latte Sole S.p.A.	7.5	7.5
Other smaller companies	18.3	16.2
Total	**543.8**	**562.6**

At December 31, 2006, relying in part on the support of an advisor, the Group tested for impairment the intangible assets listed above and, more broadly, the value of the cash generating units (CGUs) it acquired (the CGUs were identified on the basis of geographic regions).

Fair values were determined on the basis of multiples applied to similar transactions or by means of expert appraisals, when available.

The value in use of each asset was computed by analyzing expected cash flows as projected in the three-year plans recently completed by the Group's management team.

Specifically, the cash flows for 2007, 2008 and 2009 were derived from data supplied by the managers of the individual business units and approved by the Parent Company's managers. A perpetuity with growth rates ranging between 0.5% and 1% was used for subsequent years.

The main financial assumptions applied for the three-year period, which were based on past experience and took into account the strategic initiatives pursued by the Group, are as follows:

- An average revenue growth rate of about 4% for Canada, Australia and higher rates for regions with economies that are expanding more rapidly (Africa, Eastern Europe and South America).
- It was assumed that the ratio of EBITDA to revenues would improve marginally for Canada, and more significantly for Italy and Australia.

Based on these assumptions, the fair value of the business units and substantially the value in use of the CGUs, computed on the basis of their discounted cash flows, were higher than the carrying amounts attributed to each business unit.

(2) Trademarks with an Indefinite Useful Life

Trademarks with an indefinite useful life totaled 642.1 million euros. A breakdown is as follows:

(in millions of euros)	**12/31/06**	**12/31/05**
Parmalat	183.1	193.1
Beatrice (Canada)	77.2	86.0
Lactantia (Canada)	63.7	70.9
Santal	46.4	56.7
Pauls (Australia)	41.8	43.3
Berna (Italy)		37.7
Centrale del Latte di Roma (Italy)	26.1	34.8
Clesa (Spain)	1.0	11.2
Black Diamond (Canada)	28.9	32.2
Astro (Canada)	21.4	23.8
Cacaolat (Spain	19.9	22.4
Bonnita (South Africa)	15.3	18.9
Chef (Italy)	16.2	16.2
Cheestrings and Ficello (Canada)	-	17.5
Sundry trademarks	101.1	122.4
Total	**642.1**	**787.1**

The services of an advisor were retained to assess the recoverability of trademarks with an indefinite useful life at December 31, 2006.

The valuation of the trademark was carried out by quantifying the "royalty savings" they produce, i.e., the economic benefit that can be derived from the ownership of the trademarks. In other words, the owner of a trademark is not required to execute a licensing contract and pay royalties for the use of the trademark because it already owns the trademark rights.

The royalty rates used, which were based on such factors as return on sales, market share, brand awareness, consumer loyalty and perceived quality, were within the 2% to 3% range.

These rates, net of the applicable tax impact, were applied to the revenues streams projected by the managers of the individual business units for 2007, 2008 and 2009. A perpetuity with growth rates ranging between 1% and 3% was used for subsequent years. The cash flows thus obtained were then discounted.

This process showed that the value of the Parmalat brand, the Canadian brands (Beatrice, Lactantia and Black Diamond), the Australian brands (Pauls, Vaalia) and the South African brand Bonnita had increased significantly.

On the other hand, the process described above resulted in the writeoff of the carrying amounts attributed to the following brands: Clesa (the Group will exit the fresh dairy market in Spain), Santal in Spain and Portugal, Centrale del Latte di Roma and Cacaolat.

At the same time, as required by IAS 38, the remaining useful lives of the Group's trademarks were also tested, with the conclusion that, given the Group's strategy for the Italian market, some local brands (Berna and Lactis) will be adversely affected by the expanded use of the Parmalat brand.

The following changes occurred in 2006:

(in millions of euros)	
Balance at 12/31/05 (A)	**787.1**
Changes in 2006:	
- Disposals (-)	(17.5)
- Writedowns (-)	(31.4)
- Other changes	(52.7)
- Currency translation differences	(43.4)
Total changes (B)	**(145.0)**
Balance at 12/31/06 (A+B)	**642.1**

Disposals of 17.5 million euros reflect the sale of the right to use the Cheesestrings and Ficello trademarks (except for Canada, the United States, Australia and South Africa) to Kerry Group Services International Limited and Kerry Group Services Limited.

Writedowns of 31.4 million euros refers to the impairment loss attributed to the Clesa (10.2 million euros), Santal (10 million euros), Centrale del Latte di Roma (8.7 million euros) and Cacaolat (2.5 million euros) brands.

Other changes of 52.7 million euros reflect the reclassification as trademarks with a finite useful life of Berna (37.7 million euros), Lactis (12.3 million euros) and sundry brands (2.7 million euros).

(3) Other Intangibles

Other intangibles of 104.6 million euros includes capitalized costs that are expected to produce benefits over several years incurred by Parmalat S.p.A. and its subsidiaries.

The following changes occurred in 2006:

(in millions of euros)	Trademarks with a finite life	Concessions, licenses and similar rights	Miscellaneous intangibles	Total
Balance at 12/31/05 (A)	**38.3**	**11.6**	**5.5**	**55.4**
Changes in 2006:				
- Cos. added to the scope of consolidation	19.4	0.3	0.1	19.8
- Cos. removed from the scope of consolidation (-)			(0.1)	(0.1)
- Additions		2.6	0.6	3.2
- Writedowns (-)			(1.2)	(1.2)
- Amortization (-)	(17.6)	(5.6)	(0.7)	(23.9)
- Other changes	52.7			52.7
- Currency translation differences	(0.3)	(0.5)	(0.5)	(1.3)
Total changes (B)	**54.2**	**(3.2)**	**(1.8)**	**49.2**
Balance at 12/31/06 (A+B)	**92.5**	**8.4**	**3.7**	**104.6**

Other intangibles includes licenses for software and Italian trademarks (Berna, Lactis, Monza, Solac, Optimus, Stella, Jeunesse, Torvis, Pascolat and Dolomiti) and foreign trademarks (Vaalia and Biely Gorod) retained in the final restructuring of the Group's commercial operations.

(4) Property, Plant and Equipment

Property, plant and equipment totaled 728.1 million euros, broken down as follows:

(in millions of euros)	Land	Buildings	Plant and machinery	Industrial equip-ment	Other assets	Constru-ction in progress	Total
Balance at 12/31/05 (A)	**124.5**	**271.0**	**259.2**	**10.8**	**35.6**	**18.4**	**719.5**
Changes in 2006:							
- Cos. added to the scope of consolidation	15.1	19.2	28.9	0.7	1.3	1.9	67.1
- Cos. removed from the scope of consolidation (-)	(2.3)	(11.2)	(0.2)				(13.7)
- Additions	0.2	5.8	44.6	1.0	10.4	37.5	99.5
- Writedowns (-)	(0.1)	(0.6)	(8.2)		(0.2)		(9.1)
- Disposals (-)	(2.8)	(4.6)	(3.2)	(0.2)	(2.1)		(12.9)
- Depreciation (-)		(14.9)	(52.1)	(2.8)	(11.3)		(81.1)
- Other changes	2.1	0.9	11.7	1.8	6.2	(21.4)	1.3
- Reclassifications to available-for-sale assets	(0.4)	(2.4)	(1.7)			(0.4)	(4.9)
- Currency translation differences	(3.7)	(10.0)	(18.5)	(0.2)	(3.0)	(2.2)	(37.6)
Total changes (B)	**8.1**	**(17.8)**	**1.3**	**0.3**	**1.3**	**15.4**	**8.6**
Balance at 12/31/06 (A+B)	**132.6**	**253.2**	**260.5**	**11.1**	**36.9**	**33.8**	**728.1**
- Provision for writedowns at 12/31/06			(8.3)		(0.3)		(8.6)
- Accumulated depreciation at 12/31/06			(89.2)	(504.5)	(15.0)	(95.2)	(703.9)

Information about the Group's investments in intangibles and property, plant and equipment is provided in the "Capital Expenditures" section of the Report on Operations.

Disposals of 12.9 million euros reflect the sale of non-strategic real estate by Parmalat S.p.A. In 2006, a total of 8.5 million euros was collected with regard to these sales.

A breakdown of property, plant and equipment acquired under finance leases totaling 43.9 million euros is as follows:

- 11.8 million euros for land;
- 11.1 million euros for buildings;
- 14.6 million euros for plant and machinery;
- 6.4 million euros for other assets.

(5) Investments in Associates

The net carrying amount of the Group's investments in associates totaled 4.0 million euros. The table below shows the changes that occurred in 2006:

(in millions of euros)	**Investments valued**		**Total**
	by the equity method (affiliated companies)	**at cost**	
Balance at 12/31/05 (A)	**35.7**	**26.6**	**62.3**
Changes in 2006:			
- Inclusion of Boschi Luigi & Figli S.p.A., Newlat S.p.A. and Carnini S.p.A. in the scope of consolidation		(23.1)	(23.1)
- Other companies added to the scope of consolidation		6.1	6.1
- Group interest in profit (loss)	0.5		0.5
- Dividend distributions (-)	(1.8)		(1.8)
- Disposals (-)	(33.3)		(33.3)
- Reclassifications to available-for-sale assets		(6.1)	(6.1)
- Currency translation differences	(0.6)		(0.6)
Total changes (B)	**(35.2)**	**(23.1)**	**(58.3)**
Balance at 12/31/06 (A+B)	**0.5**	**3.5**	**4.0**

Other increases in the scope of consolidation (6.1 million euros) reflects the value assigned to tomato processing companies in Portugal, which the Group expects to sell in the first half of 2007.

Disposals of 33.3 million euros refer to the sale of the investment in an Australian joint venture (Norco Co-operative Limited), which generated proceeds of 55.4 million Australian dollars in 2006. This amount includes interest accrued until the time of sale.

Dividend distributions of 1.8 million euros reflect the amount paid out by Canadian Cheese Holdings Limited in 2006.

(6) Other Non-current Financial Assets

The net carrying amount of "Other non-current financial assets" was 95.3 million euros. The table below shows the changes that occurred in 2006:

(in millions of euros)	**Receivables owed by**		**Other securities**	**Total**
	investee companies (a)	**others**		
Balance at 12/31/05 (A)	**59.8**	**15.6**	**0.8**	**76.2**
Changes in 2006:				
- Inclusion of Boschi Luigi & Figli S.p.A. in the scope of consolidation	(1.7)			(1.7)
- Other companies added to the scope of consolidation	2.4	0.3		2.7
- Increases	17.7	47.1		64.8
- Writedowns (-)	(1.3)			(1.3)
- Decreases (-)	(31.4)	(10.3)		(41.7)
- Other changes		(0.6)		(0.6)
-Reclassifications to available-for-sale assets	(2.4)			(2.4)
- Currency translation differences	(0.3)	(0.3)	(0.1)	(0.7)
Total changes (B)	**(17.0)**	**36.2**	**(0.1)**	**19.1**
Balance at 12/31/06 (A+B)	**42.8**	**51.8**	**0.7**	**95.3**

(a) Companies the share capital of which is owned by the Group but are not under the Group's control.

The main components of the overall change of 19.1 million euros are: the present value of a receivable owed by Alqlunia 13 S.L. in connection with the sale of a building in Madrid (44.5 million euros), which is due in January 2009, and advances provided to outsiders (1.5 million euros), offset in part by the collection of 23.9 million euros owed by SATA S.r.l. in bankruptcy and 7.5 million euros owed by a company that is currently a party to composition with creditors proceedings.

Receivables owed by investee companies of 42.8 million euros corresponds to the net receivables owed by SATA S.r.l. (39.6 million euros), Impianti Sportivi Parma S.r.l. (2.9 million euros) and 9161-5849 Quebec inc (0.3 million euros).
The receivable owed by SATA S.r.l. represents the fair value of the verified claim of Parmalat S.p.A., as included among the liabilities of the bankrupt company. The claim represents both verified unsecured claims and claims purchased subsequently from third party creditors for 1.9 million euros. These purchases enabled Parmalat S.p.A. to become the only unsecured creditor with a verified claim included among the liabilities of the bankrupt company.
As a result of the abovementioned claim verification and the purchase of the entire equity capital of SATA S.r.l. for one euro, all of the remaining assets of the SATA S.r.l. bankruptcy, which include an investment in Pisomo Agricola S.r.l. and valuable land in the Latium region, will be brought under the control of Parmalat S.p.A.

The main components of receivables owed by others of 51.8 million euros are:

- The present value of a receivable generated by the sale of a building in Madrid (44.5 million euros);
- Advances provided to outsiders (2.2 million euros);
- Security deposits (1.9 million euros);
- Guarantee deposits (1.0 million euros);

Other securities of 0.7 million euros refers mainly to securities belonging to a Canadian subsidiary that have been earmarked to benefit milk research programs.

(7) Deferred-tax Assets

Deferred-tax assets of 40.6 million euros are shown net of offsettable deferred-tax liabilities. The changes that occurred in 2006 are shown below:

(in millions of euros)	
Balance at 12/31/05 (A)	**42.1**
Changes in 2006:	
- Companies added to the scope of consolidation	0.1
- Companies removed from the scope of consolidation (-)	(0.1)
- Increases	23.4
- Utilizations (-)	(0.2)
- Offset	(23.7)
- Other changes	(0.2)
- Currency translation differences	(0.8)
Total changes (B)	**(1.5)**
Balance at 12/31/06 (A+B)	**40.6**

Increases of 23.4 million euros reflect mainly the difference between the value assigned for reporting purposes and for tax purposes to the make-whole notes (6.1 million euros due to liability discounting); the difference between the value assigned for reporting purposes and for tax purposes to the defined-benefit plans (3.8 million euros); the interest income generated by the deferred collection of the proceeds from the sale of a building in Madrid; the fiscal advantage deriving from the partial reinvestment of those proceeds (3.8 million euros); and the amortization of trademarks (2.6 million euros).

Offsets of deferred-tax assets against deferred-tax liabilities (23.7 million euros) were allowed by the tax authorities provided they were performed by the same taxpayer who was legally entitled to offset the corresponding amounts and planned to exercise that right.

The amount shown for deferred-tax assets corresponds to the expected benefit of a reduction in tax liability that temporary differences between the values assigned to assets and liabilities for reporting and tax purposes are expected to generate in the future. The main sources of these temporary difference are listed below:

(in millions of euros)	
Personnel related provisions	8.7
Maintenance expense	6.5
Writedown of property, plant and equipment	3.9
Provisions for staff restructuring	3.1
Amortization of trademarks with a finite useful life	2.6
Writedown of doubtful accounts	2.3
Depreciation of plant and equipment	1.2
Fiscal advantage from partial reinvestment of proceeds (Madrid building)	1.7
Recoverable tax losses	1.3
Provision for prize contests	0.9
Provision for ITX damages and inventory writedown	0.5
Sundry items	7.9
Total	**40.6**

At December 31, 2006, the Group had an operating loss carryforward of 155 million euros that had not resulted in the recognition of deferred-tax assets. These losses were incurred mainly by companies in Italy, Australia, Canada and Austria.

Current Assets

(8) Inventories

Inventories totaled 348.3 million euros, or 16.2 million euros more than at December 31, 2005.

(in millions of euros)	**12/31/06**	**12/31/05**
Raw materials, auxiliaries and supplies	123.4	100.2
Work in progress and semifinished goods	2.7	1.9
Contract work in process	8.2	8.0
Finished goods and merchandise	216.4	229.7
Advances	1.8	1.5
Provision for inventory writedowns	(4.2)	(9.2)
Total Inventories	**348.3**	**332.1**

The main changes include:

- 30.9 million euros due to the appreciation of the euro versus other currencies, the largest amounts being 17.9 million euros versus the Canadian dollar, 7.1 million euros versus the South African rand and 2.7 million euros versus the Venezuelan Bolivar;
- 20.3 million euros due to the inclusion of Boschi Luigi & Figli S.p.A., Newlat S.p.A. and Carnini S.p.A. in the scope of consolidation;
- 17.5 million euros due to an increase in the quantities of condensed milk produced by a Venezuelan subsidiary in response to higher sales in 2006;
- 4.8 million euros due to the derecognition of a provision for inventory writedowns booked in 2006 by Parmalat S.p.A. in response to the cost of disposing of packaging materials and finished products potentially contaminated by the ITX coloring agent;
- 1.4 million euros due to the deconsolidation of Italcheese S.p.A.

(9) Trade Receivables

Trade receivables totaled 530.0 million euros, or 25.5 million euros less than at December 31, 2005:

(in millions of euros)	**12/31/06**	**12/31/05**
Trade receivables:		
- owed by customers	530.0	541.3
- owed by investee companies (a)	-	14.2
Total trade receivables	**530.0**	**555.5**

(a) Companies the share capital of which is owned by the Group but are not under the Group's control.

The amount of 530.0 million euros shown for Trade receivables owed by customers is net of an Allowance for doubtful accounts amounting to 164.6 million euros.

The decrease of 25.5 million euros is mainly the net result of the following items:

- 45.8 million euros due to the inclusion of Boschi Luigi & Figli S.p.A., Newlat S.p.A. and Carnini S.p.A. in the scope of consolidation;
- 25 million euros due to a decrease in the average number of days to collection reported by Parmalat S.p.A., which decreased from 102 at the end of 2005 to about 90 at the end of 2006, and the release of previously frozen positions made possible by the settlement with Banca Popolare Italiana;
- 24.8 million euros due to the appreciation of the euro versus other currencies, the largest amounts being 9.5 million euros versus the Canadian dollar, 9.3 million euros versus the South African rand and 1.6 million euros versus the Venezuelan Bolivar;
- 7.5 million euros due to a decrease in the number of days to collection achieved by an Italian subsidiary and by the elimination of a receivable owed by Newlat S.p.A., following the inclusion of this company in the scope of consolidation;
- 6.4 million euros due to the deconsolidation of Italcheese S.p.A.;
- 4.4 million euros due to lower sales of yogurt and condensed milk by a Spanish subsidiary.

Receivables owed by investee companies refers to receivables (net of the allowance for doubtful accounts) owed to Parmalat S.p.A. by Deutsche Parmalat GMBH in AS, Boschi Luigi & Figli S.p.A. in AS and Ce.Di. Spezia Srl in liquidation. The full amount of these receivables was collected in 2006.

(10) Other Current Assets

Other current assets amounted to 406.6 million euros, or 144.4 million euros more than at December 31, 2005.

(in millions of euros)	**12/31/06**	**12/31/05**
Receivables for settlements in connection with actions to void in bankruptcy and actions for damages	127.0	
Amount receivable from the tax authorities for VAT	118.2	119.0
Amount receivable from the tax authorities for estimated tax payments	25.3	37.9
Dividend tax credits	38.2	38.2
Other amounts receivable from the tax authorities	9.7	9.8
Sundry receivables	72.6	44.2
Accrued income and prepaid expenses	15.6	13.1
Total	**406.6**	**262.2**

Receivables for settlements in connection with actions to void and actions for damages reflects the amounts still owed by the banks with which the Company reached a settlement in 2006 to end pending disputes. The total includes 112 million euros owed by Banca Nazionale del Lavoro S.p.A. (collected in January 2007) and 15 million euros owed by Banca Popolare Italiana S.c.a.r.l. (scheduled for collection on March 31, 2007).

At the end of 2005, a portion of the amount receivable by Parmalat S.p.A. from the tax authorities for VAT (31.9 million euros) has been pledged to offset an equal liability toward the Italian social security administration (INPS). Prior to the approval of the Proposal of Composition with Creditors, Parmalat S.p.A. in AS and Eurolat S.p.A. in AS provided the INPS with irrevocable powers of attorney to collect on their behalf VAT credits amounting to 22.1 million euros and 5.6 million euros, respectively. In November 2005, Parmalat S.p.A. granted an additional power of attorney for 4.2 million euros. In 2006, the INPS informed Parmalat S.p.A. that it used the abovementioned powers of attorney to collect 22.1 million euros. However, the tax administration informed the Company that the abovementioned power of attorney could not be used to collect the 4.2 million euros. As a result, this amount was reinstated as a current receivable. At December 31, 2006, the remaining amount receivable from the tax authorities for VAT amounted to 5.6 million euros and was pledged in its entirety to offset an equal liability toward the INPS.

Dividend tax credits of 38.2 million euros refers to dividends collected prior to the start of the extraordinary administration proceedings.

Sundry receivables of 72.3 million euros includes 30.6 million euros for the current portion of the amount owed by the buyer of a building in Madrid, while 19.1 million euros refer to a receivable owed by the Ministry of Farming and Forestry Policies for grants for new facilities awarded in accordance with Legislative Decree No. 173 of April 30, 1998 that have not yet been disbursed.

The increase of 144.4 million euros is mainly the result of the following items:

- 127 million euros for settlements in connection with actions to void in bankruptcy and actions for damages;
- 30.6 million euros for the current portion of the amount owed by Alqlunia 13 S.L. in connection with the sale of a building in Madrid;
- 11.2 million euros for estimated tax payments;
- 8.9 million euros for offsets of tax-related receivables and payables;
- 8 million euros for the inclusion of Boschi Luigi & Figli S.p.A., Newlat S.p.A. and Carnini S.p.A. in the scope of consolidation;
- 2.7 million euros for the appreciation of the euro versus other currencies (1.4 million euros attributable to the Canadian dollar).

A breakdown of Accrued income and prepaid expenses, which totaled 15.6 million euros, is as follows:

(in millions of euros)	**12/31/06**	**12/31/05**
Accrued income:		
- Rent and rentals	0.1	
- Insurance premiums	0.4	
- Other accrued income	4.0	0.5
Prepaid expenses:		
- Interest		0.4
- Loan fees		0.7
- Rent and rentals	0.4	0.8
- Insurance premiums	2.2	1.1
- Sundry prepaid expenses	8.5	9.6
Total accrued income and prepaid expenses	**15.6**	**13.1**

(11) Cash and Cash Equivalents

Cash and cash equivalents totaled 321.8 million euros, for a decrease of 180.9 million euros compared with December 31, 2005.

(in millions of euros)	**12/31/06**	**12/31/05**
- Bank and postal accounts	310.1	224.7
- Checks in transit	0.1	
- Treasury securities		276.2
- Cash and securities on hand	2.1	1.8
- Financial assets with an original maturity of three months or less	9.5	
Total cash and cash equivalents	**321.8**	**502.7**

Bank and postal accounts of 310.1 million euros represent deposits held at top banking and financial institutions with a high credit rating.

Financial assets with an original maturity of 90 days or less totaled 9.5 million euros. They consists of 7.5 million euros in reverse repurchase agreements executed in mid-November 2006 and collected in mid-January 2007 and of term deposits totaling 2 million euros.

When it sold Bakery USA and three Canadian bakeries, the Group posted a deposit of about 16.2 million Canadian dollars to cover contingent tax, legal and labor liabilities. In July, upon the signing of a new financing agreement, the deposit was reduced to 3.5 million Canadian dollars.

The decrease in the account balance is mainly the result of the following items:

- 198.1 million euros due to Parmalat's decision to invest its liquid assets in interest-bearing instruments;
- 14.4 million euros due to the appreciation of the euro versus other currencies (8.0 million euros versus the Canadian dollar, 3.0 million euros versus the South African rand and 1.4 million euros versus the Venezuelan Bolivar);
- 10.8 million euros due to an increase in sales of fruit juices, pasteurized milk and yogurt reported by a Venezuelan subsidiary and a faster turnover of receivables;
- 9.7 million euros due to an increase in sales of pasteurized and UHT milk by the Colombian subsidiaries and to the positive impact of a new sales strategy that eliminated the use of distributors;
- 9.3 million euros due to an increase in sales of UHT milk, cheese and yogurt by a South African subsidiary and to the postponement to early January of the payment of amounts owed to suppliers due to the Christmas holidays;
- 7.1 million euros due to the inclusion of Boschi Luigi & Figli S.p.A., Newlat S.p.A. and Carnini S.p.A. in the scope of consolidation, net of payment to Boschi Luigi & Figli S.p.A.'s priviledged and prededuction creditors.
- 1.0 million euros due to the removal of Italcheese S.p.A. from the scope of consolidation.

(13) Current Financial Assets

At December 31, 2006, Current financial assets totaled 207.8 million euros. The increase of 205.7 million euros compared with the end of 2005 reflects Parmalat's decision to invest its liquid assets in interest-bearing instruments.

(in millions of euros)	12/31/06	12/31/05
- Treasury securities	159.2	
- Reverse repurchase agreements	45.0	
- Accrued interest	1.8	
- Financial assets with an original maturity of more than three but less than 12 months	1.8	2.1
Total current financial assets	**207.8**	**2.1**

Treasury securities (159.2 million euros) consist of Italian treasury bills purchased in October 2006 and collected at the end of January 2007.
Reverse repurchase agreements (45 million euros) were purchased in September 2006 and will mature in March 2007.

(14) Available-for-sale Assets

Available-for-sale assets of 24.2 million euros include the following:

- 8.5 million euros for Portuguese tomato processing companies that are scheduled for sale in the first quarter of 2007;
- 7.5 million euros for assets belonging to a division of Parmalat S.p.A. that distributes tomato-based products (7.3 million euros for finished goods and 0.2 million euros for raw materials);
- 3.9 million euros for the Machiques and Barquisimeto factories in Venezuela. In 2006, the Group signed a preliminary sales contract with the Venezuelan Ministry of Industry and Commerce and with the President of the Venezuelan Region of Corpozulia;
- 3.3 million euros for a factory in Frosinone, the sales agreement for which was signed early in 2007;
- 0.7 million euros for machinery and equipment located at the Parow UHT milk production center in South Africa;
- 0.3 million euros for a minority interest in an Australian company. In 2006, the Group received an advance of 3.9 million Australian dollars as consideration for the sale of trademarks, land and buildings owned by the investee company.

The sale of a building in Madrid accounts for most of the change compared with December 31, 2005.

Notes to the Balance Sheet — Shareholders' Equity

At December 31, 2006, the Group's shareholders' equity totaled 2,014.1 million euros.

(15) Share Capital

The Company's share capital amounted to 1,641,527,456 euros. The change that occurred compared with December 31, 2005. is the result of the following items: (i) the amount of prededuction and preferential claims the holders of which have waived their prededuction or preferential status, opting instead to be classified as unsecured creditors, which totals 7,628,178 euros; (ii) the amount of the claims of late-filing creditors and/or of creditors who challenged successfully the exclusion of their claims (charged against reserves established for this purpose), which totals 12,197,623 euros; (iii) the amount of the claims of late-filing creditors (not charged against reserves, since none had been established), which totals 1,448 euros; (iv) the amount generated by the conversion of warrants, which totals 1,755,010 euros.

On March 1, 2005, the Extraordinary Shareholders' Meeting, having been informed of the favorable opinion of the Board of Statutory Auditors, approved resolutions agreeing to:

a) carry out divisible capital increases:

- up to a maximum amount of 1,502,374,237 euros by issuing at par up to 1,502,374,237 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it on behalf of the eligible creditors, as they appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma by the Italian bankruptcy judges (*Giudici Delegati*) on December 16, 2004; this capital increase shall be paid in at par, upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group by offsetting the amounts of the various claims in accordance with the percentages determined under the Composition with Creditors;
- up to a maximum amount of 38,700,853 euros by issuing at par up to 38,700,853 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it at par (offsetting, in accordance with the percentages determined under the Composition with Creditors, the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group;

b) carry out a further capital increase that, as an exception to the requirements of Article 2441, Section Six, of the Italian Civil Code, will be issued without requiring additional paid-in capital, will be divisible, will not be subject to the preemptive right of the sole shareholder, will be carried out by the Board of Directors over ten years in multiple installments, each of which will also be divisible, and will be earmarked as follows:

- up to a maximum amount of 238,892,818 euros by issuing at par up to 238,892,818 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, allocating to:
  - unsecured creditors who have challenged the sum of liabilities shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;
  - unsecured creditors with conditional claims shares that shall be paid in at par upon the satisfaction of the condition precedent by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors;
- up to a maximum amount of 150,000,000 euros by issuing at par up to 150,000,000 common shares, par value 1 euro each, regular ranking for dividends, allocating to unsecured creditors with a title and/or cause

that predates the date when the companies that are parties to the Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including unsecured creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged (so called late-filing creditors), shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;

- up to a maximum amount of 80,000,000 euros by issuing at par up to 80,000,000 common shares, par value 1 euro each, regular ranking for dividends, which shares will be used to allow conversion of the warrants allotted to eligible creditors, unsecured creditors who challenged the sum of liabilities, conditional creditors, late-filing creditors and the Foundation, on the basis of the capital increase subscribed by the latter (offsetting the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), at the exercise ratio of 1 new common share, par value 1 euro each, for each warrant tendered for the purpose of exercising the subscription right, up to the first 650 shares attributable to the unsecured creditors and the Foundation;

c) carry out the abovementioned increases of the Company's share capital in a manner consistent with the methods and regulations provided in the Proposal of Composition with Creditors;

d) carry out the abovementioned warrants in accordance with the provisions of the Warrants Regulations that are annexed to the Prospectus (see Section Three, Chapter XIII, Paragraph 13.1.9).

The Extraordinary Shareholders' Meeting of September 19, 2005 approved a motion allowing the "permeability" of the different installments of the share capital increase approved by the Shareholders' Meeting of March 1, 2005, meaning that if any one of the installments (excluding the first installment of 1,502,374,237 euros reserved for the verified claims and the last installment of 80,000,000 reserved for the exercise of the warrants) into which the overall capital increase of 2,010.00 million euros is divided should prove to be greater than the actual amount needed to convert the claims that the installment in question was supposed to cover into capital, the excess of this capital increase installment may be used to cover the claims of another class of creditors (particularly creditors who asked that preferential claims be converted into unsecured claims) when such claims exceed the funds provided by the capital increase installment allocated to them under the resolution approved by the Extraordinary Shareholders' Meeting of March 1, 2005.

Maximum Share Capital Amount

In accordance with the resolutions approved on March 1, 2005 and September 19, 2005, the Company's share capital may reach a maximum of 2,010 million euros as a result of the following increases:

- Increase reserved for creditors with unsecured claims included in the lists of verified claims	1,541.1
- Increase reserved for unsecured creditors with conditional claims and/or who are challenging their exclusion from the lists of verified claims	238.9
- Increase reserved for late-filing creditors	150.0
Total increases reserved for creditors	**1,930.0**
- Shares available for the conversion of warrants	80.0
Total capital increase	**2,010.0**

As stated before, the share capital at December 31, 2006 amounted to 1,641.5 million euros; as of today, it has increased of 6.8 million euros, totaling 1,648.3 million euros.

As a result of an analytical evaluation conducted by the company on the challenges filed by creditors excluded from the sum of liabilities and the claims of late-filling creditors, the reserves recognized in the shareholders' equity are deemed adequate.

Possible future claims of late-filling creditors, when verified, will be covered by the 2006 undistributable profit reserve.

(16) Reserve for Creditor Challenges and Claims of Late-filing Creditors Convertible Exclusively into Share Capital

The reserve convertible into share capital at December 31, 2006 amounts to 224.9 million euros. During the year 8.5 million euros have been drawn from this reserve, with a corresponding increase in shareholders' equity.

The utilization of this reserve will cause the share capital of Parmalat S.p.A. to increase by an amount equal to the verified claims or the remainder of the reserve, equal to the amount of the rejected claims, to become a freely available reserve. As explained before, Parmalat S.p.A. has already approved a capital increase in an amount equal to the balance in this reserve.

(17) Reserve for Currency Translation Differences

The Reserve for currency translation differences, negative by 33.2 million euros, is used to record differences generated by the conversion into euros of the financial statements of companies that operate in countries using a currency other than the euro.

(18) Reserve for the Exercise of Warrants

This reserve, which amounts to 0.1 million euros, refers to the warrants exercised in December 2006 (the corresponding 88,083 shares were issued in January 2007).

At December 31, 2006, there were 82,077,907 warrants outstanding. These warrants may be exercised until December 31, 2015.

(19) Cash-flow Hedge Reserve

The balance in this reserve (0.3 million euros) reflects changes in the fair value of the effective portion cash flow hedge derivatives outstanding at December 31, 2006.

(20) Miscellaneous Reserves

This reserve, which has a negative balance of 12 million euros, reflects the costs incurred to list the securities of Parmalat S.p.A., which totaled 12.7 million euros, and the results of previous periods (0.3 million euros), net of an allowance for the coverage of losses amounting to 1.0 million euros.

(21) Profit (Loss) for the Period

The Group's interest in the profit for the period amounted to 192.5 million euros.

Reconciliation of the Shareholders' Equity of Parmalat S.p.A. to Group Interest in Shareholders' Equity

(in millions of euros)	**Shareholders' equity before result for the period**	**Result for the period**	**Shareholders' equity**
Shareholders' equity of Parmalat S.p.A. at 12/31//06	**1,825.4**	**125.6**	**1,951.0**
Elimination of the carrying value of consolidated investments in associates			
- Difference between the carrying amount and the pro rata interest in the underlying shareholders' equity	17.7		17.7
- Pro rata interest in the results of investee companies		31.2	31.2
- Reserve for currency translation differences	(33.2)		(33.2)
Other adjustments:			
- Elimination of writedowns of subsidiaries		42.4	42.4
- Elimination of losses by subsidiaries	5.0		5.0
- Elimination of writedowns of receivables owed by subsidiaries	6.7	0.6	7.3
- Elimination of dividends		(7.3)	(7.3)
Group Interest In Shareholders' Equity at 12/31/06	**1,821.6**	**192.5**	**2,014.1**
Minority interest in shareholders' equity and result for the period	34.7	2.9	37.6
Consolidated shareholders' equity a 12/31//06	**1,856.3**	**195.4**	**2,051.7**

(22) Minority Interest in Shareholder's Equity

At December 31, 2006, the Minority interest in shareholders' equity totaled 37.6 million euros.

This amount is represented almost entirely by the interest held by minority shareholders in the shareholders' equity of Centrale del Latte di Roma.

Notes to the Balance Sheet — Liabilities

Non-current Liabilities

(23) Long-term borrowings

Long-term borrowings totaled 427.9 million euros. The table below shows the changes that occurred in 2006.

(in millions of euros)	Due to banks	Due to other lenders	Obligations under finance leases	Due to associates	Total
Balance at 12/31/05 (A)	**563.0**	**33.6**	**14.2**	**-**	**610.8**
Changes in 2006:					
- Companies added to the scope of consolidation		10.9	20.0		30.9
- New borrowings	319.8	0.6	2.9		323.3
- Redemptions (principal and interest) (-)	(515.8)	(1.2)	(5.5)		(522.5)
- Conversion into share capital (-)	(3.7)				(3.7)
- Accrued interest	39.8	0.2	0.6		40.6
- Discounting to present value	2.2	3.8			6.0
- Foreign exchange differences on borrowings in foreign currencies	(0.1)				(0.1)
- Reclassifications from non-current to current (-)	(8.4)	(4.1)	(2.7)		(15.2)
- Other changes		0.3	(0.3)	0.1	0.1
- Currency translation differences	(38.4)	(3.7)	(0.2)		(42.3)
Total changes (B)	**(204.6)**	**6.8**	**14.8**	**0.1**	**(182.9)**
Balance at 12/31/06 (A+B)	**358.4**	**40.4**	**29.0**	**0.1**	**427.9**

New borrowings of 323.3 million euros include the following:

- A five-year syndicated loan in the amount of 411.2 million Canadian dollars (net of bank fees) that matures in July 2011;
- A three-year loan of 93.5 million rand due in October 2009;
- A five-year loan of 11.1 million euros that matures in December 2010 provided by IRFIS – Mediocredito Regionale della Sicilia to Parmalat S.p.A.;
- A renegotiated securitization obligation converted into a syndicated loan of 15 million Australian dollars due in 2008.

Redemptions of 522.5 million euros include the following:

- The early repayment of a loan due in July 2007 amounting to 484.8 million Canadian dollars (including the penalty for early repayment) and the voluntary payment (without penalty) of the first installment of a new loan in the amount of 40 million Canadian dollars;
- The partial repayment of a facility totaling 97.2 million Australian dollars upon collection of the proceeds from the sale of an Australian joint venture (Norco Co-operative Limited);
- The early repayment of a 31.1-million-euro loan upon collection of the proceeds from the sale of a building in Madrid;
- The early repayment of a four-year loan due in September 2009 in the amount of 139.2 million South African rand.

The table below provides a breakdown by currency of the main financing facilities:

Country	Currency	Amount in local currency 12/31/06	Due within 1 year	Due between 1 and 5 years	Due after 5 years
Canada	CAD	460,355,312	34,434,012	388,917,000	37,004,000
Australia	AUD	128,878,428	2,731,694	126,146,734	
Venezuela	USD	222,909,296	222,909,296	-	
South Africa	ZAR	144,613,803	51,113,803	93,500,000	
Spain	EUR	12,910,886	10,851,439	2,059,447	
Portugal	EUR	19,946,168	5,816,680	14,129,489	
Nicaragua	USD	7,898,407	5,725,459	2,172,948	
Russia	USD	14,274,670	10,988,827	3,285,843	
Italy	EUR	77,993,446	35,070,624	26,476,934	16,445,887

In 2006, the average cost of long-term borrowings was about 7.5%. The improvement from the rate in 2005 (8.39%) is due mainly to the restructuring of financing facilities by the Canadian subsidiaries and by a narrowing of the spread paid over the reference rate by subsidiaries in Portugal, South Africa and Australia, which was made possible by an improvement in the parameters of the loan agreements that measure financial strength and profitability. These positive developments more than offset the impact of a global rise in base interest rates.

Some of the financing facilities provided to Group companies have been collateralized with corporate assets. Specifically, collateralized loans include: 274.1 million euros received by the Canadian subsidiaries, 52.6 million euros received by the Australian subsidiaries, 18.7 million euros received by Parmalat Portugal, 8.9 million euros received by Parmalat S.p.A., and 3.6 million euros received by the Russian and Nicaraguan subsidiaries.

(24) Deferred-tax Liabilities

Deferred-tax liabilities of 235.3 million euros are shown net of offsettable deferred-tax assets. The table below shows the changes that occurred in this account in 2006:

(in millions of euros)	
Balance at 12/31/05 (A)	**231.0**
Changes in 2006:	
- Companies added to the scope of consolidation	2.1
- Companies removed from the scope of consolidation (-)	(0.5)
- Increases	39.3
- Utilizations (-)	(20.2)
- Offset	(23.7)
- Reclassifications from liabilities directly attributable to available-for-sale assets	23.5
- Currency translation differences	(16.3)
Total changes (B)	**4.2**
Balance at 12/31/06 (A+B)	**235.2**

Increases of 39.3 million euros refer mainly to the Canadian subsidiaries. At December 31, 2005, the deferred-tax liabilities held by these companies were offset in part by their deferred-tax assets, as allowed by local tax laws. The merger of Parmalat Food inc into Parmalat Dairy & Bakery at the beginning of 2006 made it possible to use a tax loss carryforward (12.0 million euros), without changing the existing amount of deferred-tax liabilities. The rest of the increases reflect the tax liability computed on the amortization of goodwill (6.1 million euros) and trademarks (4.0 million euros), and the depreciation of property, plant and equipment (7.8 million euros).

Utilizations of 20.2 million euros are mainly the result of the lower values allocated to the Centrale del Latte di Roma, Clesa, Santal and Cacolat brands (10.6 million euros) and of a change in the Spanish tax rate implemented at the end of November, which is decreasing from 35% to 32.5% in 2007 and to 30% in 2008 (9.0 million euros).

Deferred-tax assets and liabilities can be offset (23.7 million euros) when they are levied by the same tax administration on the same taxpayer, provided the taxpayer has a legally exercisable right to offset the corresponding amounts and plans to exercise that right.

The reclassification from Liabilities directly attributable to discontinuing operations (23.5 million euros) refers to the deferred taxes owed on the portion of the sales price received for a building in Madrid that will be collected between January 2007 and January 2009.

This account reflects the amounts set aside for deferred taxes on temporary differences between reported and taxable asset and liability amounts involving mainly the following items:

(in millions of euros)	**12/31/06**	**12/31/05**
- Trademarks and other intangibles	166.2	189.9
- Land	11.9	12.2
- Buildings	11.6	12.0
- Plant and machinery	7.5	
- Present value of subordinated debt	17.9	
- Other items	20.1	16.9
Total	**235.2**	**231.0**

(25) Provisions for Employee Benefits

Provisions for employee benefits totaled 122.1 million euros. The table below shows the changes that occurred in this account in 2006:

(in millions of euros)	
Balance at 12/31/05 (A)	**113.0**
Changes in 2006:	
- Companies added to the scope of consolidation	9.3
- Companies removed from the scope of consolidation (-)	(0.9)
- Increases	31.4
- Decreases (-)	(35.4)
- Other changes	9.9
- Currency translation differences	(5.2)
Total changes (B)	**9.1**
Balance at 12/31/06 (A+B)	**122.1**

The Provisions for employee benefits refer primarily to defined-benefit plans for Group employees. The plan liability is computed using actuarial techniques to estimate the amount of future benefits accrued by employees during the reporting period and in previous years. The computation is made by an independent actuary, using the projected unit credit method.

The main Group companies that provide defined-benefit plans to their employees are located in Italy, Australia and Canada. The Australian and Canadian companies hold assets that are earmarked as dedicated plan assets.

Financial assumptions	**Australia**	**Canada**	**Italy**
Discount rate (before taxes)	5.90%	5.00%	4.60%
Annual rate of wage increases	4.50%	3.50%	3.40%
Projected return on plan assets (after taxes)	6.80%	7.00%	n.a.

Reconciliation of Plan Assets and Liabilities to the Amounts Recognized on the Balance Sheet

(in millions of euros)	**Australia**	**Canada**	**Italy**
Defined-benefit plans (at 12/31/05)	52.6	136.7	45.0
Companies added to the scope of consolidation			9.3
Companies removed from the scope of consolidation (-)			(0.4)
Cost related to current employment	2.6	5.8	5.7
Financial expense	2.3	6.7	1.9
Contributions to the plan	1.8	0.2	0.4
Actuarial (gains) losses	(2.9)	(6.4)	
Currency translation differences	(1.8)	(13.8)	
Benefits paid	(8.1)	(9.0)	(7.2)
Cost related to prior-period employment			
Impact of any plan eliminations or reductions			
Defined-benefit plans (at 12/31/06)	**46.5**	**120.2**	**54.7**
Fair value of plan assets (at 12/31/05)	50.2	86.3	
Projected return on plan assets	3.4	6.4	
Actuarial (gains) losses	2.2	4.0	
Currency translation differences	(1.8)	(9.9)	
Contributions to the plan	1.8	-	
Contributions by plan members	1.1	14.9	
Benefits paid	(8.5)	(9.0)	
Impact of any elimination or reduction of plan assets			
Fair value of plan assets (at 12/31/06)	**48.4**	**92.7**	
(Assets) Liabilities (at 12/31/06)	**(1.9)**	**27.5**	**54.7**
Unrecognized actuarial gains (losses)	13.3	4.7	
Unrecognized amounts in excess of asset ceiling		0.2	
Currency translation differences			
Total (assets) liabilities recognized on the balance sheet (at 12/31/06)	**11.4**	**32.4**	**54.7**
Total (assets) liabilities recognized on the balance sheet (at 12/31/05)	**11.3**	**44.6**	**45.0**
Companies added to the scope of consolidation			9.3
Total costs recognized on the income statement	1.6	6.4	7.6
Contributions paid	(1.1)	(14.6)	(7.2)
Currency translation differences	(0.4)	(4.0)	
Total (assets) liabilities recognized on the balance sheet (at 12/31/06)	**11.4**	**32.4**	**54.7**

Total Current Costs Recognized on the Income Statement

(in millions of euros)	Australia	Canada	Italy
Cost related to current employment	3.1	5.8	5.7
Financial expense	2.3	6.7	1.9
Projected return on dedicated plan assets	(3.4)	(6.4)	
Actuarial (gains) losses	(0.4)	0.5	
Cost related to prior-period employment			
Impact of any elimination or reduction of plan assets		(0.2)	
Total	**1.6**	**6.4**	**7.6**

Effective January 1, 2007, the Italian Financial Law and its implementing decrees introduced significant changes in the treatment of pension funds, one of which is the employee's choice about his maturing severance benefit destination. Specifically, the new severance benefit flows can be addressed to the employee (in a chosen pension fund) or left at the company (in this case the company must transfer the funds to a treasury account at National Social Insurance Institute (Istituto Nazionale Previdenza Sociale, or INPS). At present, any hypothesis of actuarial changes to the accrued severance benefit calculation at December 31, 2006 would be untimely due to the law interpretation uncertainty, possible different classifications of maturing severance benefit according to IAS 19 and impossibility to estimate employees' choices on maturing funds' destination (employees must make their choice within June 30, 2007).

(26) Provisions for Risks and Charges

Provisions for risks and charges totaled 124.3 million euros. The changes that occurred in 2006 are shown below:

(in millions of euros)	Provision for taxes	Provision for other risks and charges	Total
Balance at 12/31/05 (A)	**70.8**	**71.3**	**142.1**
Changes in 2006:			
- Companies added to the scope of consolidation	-	2.3	2.3
- Companies removed from the scope of consolidation (-)		(0.1)	(0.1)
- Increases	6.9	21.1	28.0
- Decreases (-)	(2.6)	(10.8)	(13.5)
- Reversals	(1.5)	(13.5)	(14.9)
- Share capital increase (-)	-	(3.7)	(3.7)
- Other changes	(7.2)	(3.1)	(10.3)
- Currency translation differences	(3.5)	(2.1)	(5.6)
Total changes (B)	**(7.9)**	**(9.9)**	**(17.8)**
Balance at 12/31/06 (A) + (B)	**62.9**	**61.4**	**124.3**

Provision for Tax-related Risks and Charges

The Provision for tax-related risks and charges refers mainly to tax risks affecting the Venezuelan companies (26.9 million euros), Parmalat S.p.A. (17.5 million euros) and companies in Spain (7.8 million euros), Canada (4.1 million euros) and Colombia (2.5 million euros).

The main reason for the overall decrease of 7.9 million euros is the reclassification of 7.0 million euros to income taxes payable.

An analysis of the main tax positions involving Group companies is provided in the chapter entitled "Guarantees and Commitments."

Provision for Other Risks and Charges

The "Provision for other risks and charges" of 61.4 million euros covers the following:

(in millions of euros)	**12/31/06**	**12/31/05**
Staff downsizing programs	18.7	19.7
Risks on investee companies	16.2	16.3
Legal disputes with employees	7.1	8.7
Damages caused by the ITX coloring agent	0.3	7.0
Disputes with former Group companies	0.5	4.2
Supplemental sales agents benefits	6.0	2.4
Litigation	6.4	1.3
INPS installment payments	0.6	1.0
Miscellaneous	5.6	10.7
Total provision for other risks and charges	**61.4**	**71.3**

The provision for staff downsizing programs is related to a program to provide resignation incentives to employees of Parmalat Spa and Parmalat Distribuzione Alimenti Srl to which the unions have agreed.

The provision for risks on investee companies covers the contingent liabilities that may arise from the liquidation of certain Group companies.

The provision for legal disputes with employees is in anticipation of the settlement of disputes that are currently pending in some countries with former Group managers.

The provision that covers the costs caused by alleged contamination by the ITX coloring agent includes the cost of reimbursing licensees and disposing of returned merchandise and unusable packaging materials.

A breakdown of the increase of 21.1 million euros in the Provision for other risks and charges is as follows: 4.3 million euros for the closure of plants in Burgos and Alicante, 4.0 million euros for indemnities payable to former managers of Parmalat España, 3.6 million euros in connection with litigation arising from the cancellation of an exclusive distribution contract with The Nutrition Consortium Ltd. (TNC) and 3.6 million euros for staff downsizing costs.

The decrease of 10.8 million euros is related primarily to the closure of plants in Burgos and Alicante and the indemnities paid to former managers of Parmalat España.

An analysis of the most significant legal disputes involving Group companies is provided in the chapter of this Report entitled "Guarantees and Commitments"

(27) Provision for Preferential and Prededuction Claims

The Provision for preferential and prededuction claims totaled 24.8 million euros. A breakdown of the changes that occurred in 2006 is as follows:

(in millions of euros)	
Balance at 12/31/05 (A)	**20.9**
Changes in 2006:	
- Companies added to the scope of consolidation	2.0
- Increases	2.9
- Decreases (-)	(1.0)
Total changes (B)	**3.9**
Balance at 12/31/06 (A+B)	**24.8**

The provision represents the amount set aside by Parmalat S.p.A. and Boschi Luigi & Figli S.p.A based on the challenges filed by creditors with verified unsecured claims who are seeking prededuction or preferential status.

If such prededuction or preferential status is granted by a final court decision or as a result of a settlement, the corresponding claims will have to be satisfied in cash for the full amount.

The increase compared with December 31, 2005 reflects the inclusion of Boschi Luigi & Figli S.p.A. in the scope of consolidation and a revision of the estimate of the outlays that may be required to satisfy claims of creditors who are challenging the composition of verified claims and are seeking prededuction or preferential status.

Various challenges are in the process of being heard, but no additional information about their outcome is currently available.

Current Liabilities

(28) Short-term Borrowings

Short-term borrowings totaled 271.7 million euros. The following changes occurred in 2006:

(in millions of euros)	Due to banks	Due to other lenders	Obligations under finance leases	Due to associates	Liabilities represented by credit instruments	Total
Balance at 12/31/05 (A)	**230.1**	**14.7**	**4.3**	**3.5**	**-**	**252.6**
Changes in 2006:						
- Companies added to the scope of consolidation	16.1	3.2	3.8		1.3	24.4
- Companies removed from the scope of consolidation (-)	(1.0)			(0.1)		(1.1)
- New borrowings	65.2	2.9	0.8	2.4		71.3
- Redemptions (principal and interest) (-)	(79.0)	(3.0)	(5.5)			(87.5)
- Conversion into share capital (-)	(1.9)					(1.9)
- Accrued interest	23.7	0.7	0.4			24.8
- Discounting to present value	(0.6)					(0.6)
- Foreign exchange differences on borrowings in foreign currencies	(0.2)	(0.7)				(0.9)
- Debt reduction (-)	(0.8)					(0.8)
- Reclassifications from non-current to current (-)	8.4	4.1	2.7			15.2
- Other changes	(0.2)	0.3		(0.1)		-
- Currency translation differences	(22.6)	(0.8)		(0.4)		(23.8)
Total changes (B)	**7.1**	**6.7**	**2.2**	**1.8**	**1.3**	**19.1**
Balance at 12/31/06 (A+B)	**237.2**	**21.4**	**6.5**	**5.3**	**1.3**	**271.7**

New borrowings of 71.3 million euros include the following:

- The current portion (34 million Canadian dollars) of a five-year syndicated loan that matures in July 2011;
- The utilization of a line of credit in the amount of 48.4 million Australian dollars;
- The current portion (59.5 million South African rand) of a three-year loan that matures in October 2009.

Redemptions of 87.5 million euros include the following:

- The repayment of a line of credit in the amount of 50.3 million Australian dollars;
- The early repayment of the current portion (8.5 million South African rand) of a four-year loan due in September 2009 in the amount of 50.6 million South African rand;
- The early repayment of the current portion of a 4.7-million-euro loan upon collection of the proceeds from the sale of a building in Madrid;
- The repayment of the current portion of a 4.7-million-euro loan by a Portuguese subsidiary.

The amount due to banks includes US$170 million in principal amount owed by the Group's Venezuelan companies. These liabilities, which were incurred prior to the financial crisis of the Parmalat Finanziaria Group are being contested in the United States before the courts with jurisdiction over such issues.

(29) Financial Liabilities for Preferential and Prededuction Claims

A breakdown of prededuction and preferential claims and the changes that occurred in 2006 is provided below:

	12/31/06	Cos. added to the scope of consolidation	Decreases	12/31/05
Financial liabilities	-	2.9	(14.0)	11.1
Trade-related liabilities	-	12.2	(81.6)	69.4
Other liabilities	1.9	1.9	(8.8)	8.8
Total prededuction and/or preferential claims	**1.9**	**17.0**	**(104.4)**	**89.3**

The data at December 31, 2005 refer to Parmalat S.p.A., which, by assuming the obligations stemming from the Composition with Creditors, agreed to pay in full within six months of the approval of the Composition with Creditors the prededuction and preferential claims set forth in the lists prepared and published by the *Giudici Delegati*.

The data for companies added to the scope of consolidation refer to Boschi Luigi & Figli S.p.A., which, by assuming the obligations stemming from the Composition with Creditors, agreed to pay within two months of the approval of the Composition with Creditors the prededuction and preferential claims set forth in the lists prepared and published by the *Giudici Delegati*, except for the amounts owed to the INPS, which it has asked to pay in installments over 60 months.

Boschi Luigi & Figli S.p.A. satisfied its claims in cash. As for Parmalat S.p.A., a breakdown of the resources used to satisfy the abovementioned claims is as follows:

a. Cash	62.4 million euros
b. Company shares upon the claims being classified as unsecured (as per decisions by the *Giudici Delegati*)	7.6 million euros
c. Special financing	11.1 million euros
d. Out-of-period income and/or offsets	8.2 million euros

(30) Trade Payables

Trade payables totaled 521.0 million euros, or 14.8 million euros more than at December 31, 2005.

(in millions of euros)	12/31/06	12/31/05
- Trade payables to suppliers	520.4	486.7
- Trade payables to investee companies (a)	0.5	14.2
- Advances	0.1	5.3
Total	**521.0**	**506.2**

(a) Companies the share capital of which is owned by the Group but are not under the Group's control.

The main items that account for the net increase of 33.7 million euros in Trade payables to suppliers include the following:

- 69.8 million euros due to the inclusion of Boschi Luigi & Figli S.p.A., Newlat S.p.A. and Carnini S.p.A. in the scope of consolidation;
- 22.3 million euros due to the appreciation of the euro versus other currencies, the largest amounts being 11.1 million euros versus the Canadian dollar, 7.2 million euros versus the South African rand and 1.2 million euros versus the Venezuelan Bolivar;
- 11.8 million euros due to a decrease in consulting fees paid by Parmalat S.p.A. in connection with the extraordinary administration proceedings and the establishment of standard payment terms;

- 6.1 million euros due to the removal of Italcheese S.p.A. from the scope of consolidation;
- 4.5 million euros due to an increase in purchases of raw materials carried out by a South African subsidiary to meet an increase in demand and to a delay in paying supplies due to the Christmas holidays.

The decrease of 13.7 million euros in Trade payables to investee companies is chiefly the result of payments totaling 10.3 million euros.

The decrease in Advances reflects primarily the exercise by Alqlunia 13 S.L. of its option to purchase a building in Madrid.

(31) Other Current Liabilities

Other current liabilities totaled 86 million euros, or 20.7 million euros less than at December 31, 2005.

(in millions of euros)	12/31/06	12/31/05
- Taxes payable	31.0	35.2
- Contributions to pension and social security institutions	12.3	29.6
- Other payables	65.8	73.3
- Liabilities for payment commitments	15.0	
- Accrued expenses and deferred income	61.9	68.6
Total	**186.0**	**206.7**

The main components of taxes payable of 31 million euros are the liability for registration taxes owed for the transfer to the Assumptor of the assets belonging to the companies under extraordinary administration included in the composition with creditors (11.0 million euros); the income taxes withheld from employees and independent contractors (8.0 million euros); the liability owed for the Dairy Industry Adjustment Levy, which is a tax paid by consumers to finance a fund for the relaunching of the Australian dairy collected by Parmalat Australia on behalf of the government and paid to the government within two months of collection (6.6 million euros); and VAT payable (1.8 million euros).

As for Contributions to pension and social security institutions, at the end of 2005, the Company reached an agreement with the INPS assigning to this institution the right to collect from the Italian government amounts owed for VAT receivables. In 2006, the INPS informed Parmalat S.p.A. that it had collected 22.1 million euros of the assigned receivables. A balance of 5.6 million euros in VAT receivables remained at the end of 2006. These receivables had been assigned to cover a liability of equal amount owed to the INPS.

Other payables of 65.8 million euros consist mainly of amounts owed to employees at December 31, 2006 (56.2 million euros) and to members of the corporate governance bodies of Parmalat S.p.A. and its subsidiaries (1.6 million euros).

Liabilities for payment commitments of 15 million euros reflects a payment commitment of the Pisorno S.r.l. subsidiary toward Banca Popolare Italiana, which is guaranteed by Parmalat S.p.A. This commitment, which expires on March 31, 2007, was undertaken within the context of the settlement reached by Parmalat S.p.A. and Banca Popolare Italiana.

Accrued expenses and deferred income totaled 61.9 million euros, broken down as follows:

(in millions of euros)	**12/31/06**	**12/31/05**
Accrued expenses:		
- Rent and rentals	0.6	
- Insurance premiums	0.1	0.5
- Sundry and miscellaneous accrued expenses	35.7	39.3
Deferred income:		
- Rent and rentals	0.7	
- Sundry and miscellaneous	24.8	28.8
Total accrued expenses and deferred income	**61.9**	**68.6**

Sundry and miscellaneous accrued expenses of 35.7 million euros consist mainly of advertising, promotional and marketing expenses and customer discounts that were already incurred but are payable at a later date.

Sundry and miscellaneous deferred income of 24.8 million euros refers mainly to the deferral of the lives of the corresponding assets of grants toward the construction of production facilities provided pursuant to Legislative Decree No. 173 of April 30, 1998 (21.0 million euros) and of the grant received from POR Sicilia (1.9 million euros).

(32) Income Taxes Payable

The balance of 30.6 million euros is higher by 3.1 million euros compared with December 31, 2005. This increase is the net result of the following items:

- Payments of 44.4 million euros, including 15.1 million euros by the Italian subsidiaries, 9.5 million euros by the Spanish subsidiaries, 9.0 million euros by the South African subsidiaries, 2.8 million euros by a Portuguese subsidiary, 2.1 million euros by the Canadian subsidiaries and 1.6 million euros by the Colombian subsidiaries, with sundry items accounting for the balance;
- An addition of 38.3 million euros to recognize the liability for the period;
- The reclassification from Liabilities directly attributable to discontinuing operations of 12.3 million euros representing the current tax liability for the higher value assigned to a building in Madrid.
- The reclassification of 7.0 million euros from the provision for tax risks;
- The offsetting of tax assets against tax liabilities for 8.9 million euros;
- The appreciation of the euro versus other currencies for a total of 2.4 million euros, with the largest amounts attributable to the South African rand (1.2 million euros) and the Venezuelan bolivar (0.6 million euros);
- The inclusion of Boschi Luigi & Figli S.p.A., Newlat S.p.A. and Carnini S.p.A. (0.8 million euros).

(33) Liabilities Directly Attributable to Discontinuing Operations

At December 31, 2005, Liabilities directly attributable to discontinuing operations reflected taxes computed on the increased value assigned to a building in Madrid. The entire balance was reclassified, with the liability attributable to the portion of the receivable collected in 2006 transferred to Income taxes payable and the liability attributable to the amounts scheduled for collection between January 2007 and January 2009 transferred to Deferred-tax liabilities.

Guarantees and Commitments

Guarantees

(in millions of euros)	12/31/06			12/31/05		
	Sureties	Collateral	Total	Sureties	Collateral	Total
Companies	313.2		**313.2**	248.9		**248.9**
Outsiders	19.1	357.9	**377.0**	0.4	626.3	**626.7**
Total guarantees	**332.3**	**357.9**	**690.2**	**249.3**	**626.3**	**875.6**

The Guarantees provided by outsiders on behalf of Group companies (313.2 million euros) refer mainly to guarantees provided by banks and/or insurance companies to government agencies in connection with VAT refunds and with prize contests.

Collateral of 357.9 million euros was provided mainly to banks and other credit institutions to secure lines of credit provided to the Canadian subsidiaries (274.1 million euros), the Australian subsidiaries (52.6 million euros), Parmalat Portugal (18.7 million euros), Parmalat S.p.A. (8.9 million euros) and subsidiaries in Russia and Nicaragua (3.6 million euros). The collateral provided consists of assets of the companies receiving the financing facilities or their subsidiaries.

Other Commitments

(in millions of euros)	12/31/06	12/31/05
Commitments:		
- Operating leases	86.7	85.2
- Derivatives	241.7	101.4
- Other commitments	9.3	18.5
Total other commitments	**337.7**	**205.1**

Commitments under operating leases apply mainly to the Canadian, South African and Australian companies. A breakdown by maturity is as follows: 13.5 million euros due within one year, 35.2 million euros due in two to five years and 39.3 million euros due after five years.

Commitments for derivatives of 73.7 million euros refer to an Australian subsidiary which agreed to pay a fixed annual interest rate of 5.97% in Australian dollars on a notional amount of 123 million Australian dollars for three years starting from 2005, receiving in exchange from the bank counterparty variable interest at the BBSY three-month rate for the Australian dollar; for 143.8 million euros to a Canadian subsidiary which agreed to pay, from October 2006 till 2011, a fixed annual interest rate of 4.19% on a notional amount of 219.8 million Canadian dollars, receiving in exchange from the bank counterparty variable interest at the three-month rate for the Canadian dollar; for 46.6 million euros to a Canadian subsidiary which agreed to pay, from December 2006, a fixed annual interest rate of 4.32% in Canadian dollars on a notional amount of 61.5 million U.S. dollars, receiving in exchange from the bank counterparty a fixed annual rate of 5% in U.S. dollars. The remaining 22.4 million euros refer to derivatives for the purchase of foreign currency executed by Parmalat Dairy & Bakery.

Other commitments of 9.3 million euros refer for 8.1 million euros to a commitment undertaken by Parmalat S.p.A. in AS toward the European Bank for Reconstruction and Development (EBRD) prior to the start of the extraordinary administration proceedings, according to which Parmalat S.p.A. in AS agreed to buy from the EBRD shares of stock of O.A.O. Belgorodskij Molochnnij Kombinat (EBRD owns a 34.9% interest, with a put option exercisable between September 2007 and September 2010) and Parmalat Romania (EBRD owns a 19.7% interest, with a put option exercisable through November 2006). Parmalat S.p.A. has agreed to purchase the EBRD shares at a total cost of 8.1 million euros. This transaction should close (endorsement of the shares and payment) in the first quarter of 2007.

The balance of 1.2 million euros refers to commitments to provide capital contributions of the African Group companies Parmalat South Africa and Parmalat Swaziland.

In 2004, Parmalat Dairy and Bakery (PDBI) signed a loan agreement, the terms of which included an obligation to pay the lenders an amount equal to 10% of PDBI's equity value, should there be a change of control for PDBI and the Parmalat S.p.A. subsidiary.
The Group believes that there is only a remote possibility that the events referred to in the loan agreement may occur. Accordingly, it recognized only a nominal amount in its memorandum accounts to reflect the impact of this clause.

* * *

As the successor in the rights of the companies included in the Composition with Creditors, the Group's Parent Company holds verified claims in several compositions with creditors proceedings. Specifically, the Company holds the following verified claims (in millions of euros):

• unsecured claims against travel companies (form. Parmatour) (*including 318.9 million euros owed by Parmatour S.p.A. as co-obligated debtor and 310.0 million euros owed by Hit S.p.A. as primary debtor)	628.9*
• unsecured claims against licensee companies under extraordinary administration	34.1
• unsecured claims against companies of the former Parmalat Group that are not included in the Composition with Creditors	127.9
• unsecured claims against Horus S.r.l. in bankruptcy	31.4
• unsecured claims against Finaliment S.r.l. in bankruptcy	4.5
• **Total**	**826.8**

Legal Disputes and Contingent Liabilities at December 31, 2006

Foreword

The company and the Group are parties to civil and administrative proceedings related to events that affected the companies included in the Composition with Creditors prior to their becoming eligible for Extraordinary Administration status. Based on the information currently available and in view of the provisions that have already been set aside, these proceedings and actions are not expected to have a negative impact on the financial statements.

The company is also a plaintiff in a number of actions for damages, liability actions and actions to void in bankruptcy that could have a positive financial impact of significant magnitude on its balance sheet.

Approval of the Proposal of Composition with Creditors
On October 1, 2005, the Court of Parma filed Decision No. 22/05. This decision approved the Proposal of Composition with Creditors pursuant to Article 4 bis of Law No. 39 of February 18, 2004, as amended. The Proposal of Composition with Creditors was put forth on March 3, 2005 by the 16 companies under extraordinary administration.
As of the writing of these Notes, the abovementioned court decision has not become final because it has been challenged before the Bologna Court of Appeals. Parmalat has joined the proceedings asking the court to find that the challenge is without merit. If the Court of Appeals rules that the challenge is without merit, the court decision approving the Composition with Creditors will become final, causing the extraordinary administration proceedings that involve the 16 companies included in the Composition with Creditors to come to an end. The hearing to present final arguments has been set for May 15, 2007.

* * *

The main proceedings involving the Parmalat Group are reviewed below.

Criminal Proceedings

Criminal Proceedings Filed by the Public Prosecutors of Milan and Parma
The Public Prosecutors of Milan and Parma are still conducting investigations to determine whether several individuals who were members of the corporate governance or administrative bodies that comprised the previous management team of the Parmalat Group and former employees of those companies, bank officers and external consultants are criminally liable.

The status of the proceedings in Milan is as follows:
an initial charge for stock manipulation (Article 2637), obstruction of the supervisory authority in the performance of their function (Article 2638) and audit forgery (Article 2624) filed by the Public Prosecutor on May 26, 2004 against Directors, Statutory Auditors, employees, independent auditors, third parties and certain companies was followed by a preliminary hearing held before the Preliminary Hearings Judge. In this action, UBS Limited, Citibank, N.A., Deutsche Bank Spa and Deutsche Bank AG London, Morgan Stanley Bank International Limited Milan Branch and Morgan Stanley & Co. International, Ltd and Nextra Investment Management SGR Spa are charged with violations of Legislative Decree No. 231/01.

Subsequent to the preliminary hearings, which Parmalat Finanziaria S.p.A. joined as a plaintiff for damages in those proceedings involving individuals, the Preliminary Hearings Judge handed down a decision sentencing the defendants who had agreed to plead guilty, and, on June 27, 2005, indicted the remaining defendants and set the date for the start of the proceedings.
These proceedings are currently ongoing before the First Criminal Section of the Court of Milan.
On July 12, 2005, following further investigations carried out by his office, the Public Prosecutor of Milan filed additional stock manipulation charges against certain bank officers and banks. A preliminary hearing is currently under way. Specifically, the parties were allowed to present arguments and the Public Prosecutors have asked that the defendants (individuals and companies) be indicted. In these proceedings, Parmalat

Finanziaria S.p.A. in AS was allowed to join the proceedings as plaintiffs for damages in those proceedings that involve individuals. Lastly, there is a separate action currently in the preliminary hearing phase that is pending before the Preliminary Hearings Judge. In this action, Bank of America is charged with violations of Legislative Decree No. 231/01. Hearings on this action are currently under way. However, the parties have finished submitting their arguments and the Preliminary Hearings Judge is expected to hand down a decision at the next hearing scheduled on March 13, 2007. Parmalat Finanziaria is a plaintiff in these proceedings. Insofar as the proceedings in Parma are concerned, on May 11, 2005, the Public Prosecutor of Parma filed a notice of completion of the preliminary investigation that set forth facts that are relevant from the standpoint of criminal law and charged 71 individuals with crimes related mainly to fraudulent bankruptcy. On December 29, 2005, the abovementioned individuals were formally indicted on all charges, except for some that were (or will be) dismissed. Preliminary hearings involving 64 defendants started on June 5, 2006 and are continuing. The position of all the defendants who agreed to plead guilty and who probably will be sentenced on March 29, 2007 was separated from that of the other defendants. The companies of the Parmalat Group in A.S. identified as injured parties in the indictment have joined these proceedings as plaintiffs seeking damages. On October 27, 2006, following the filing of additional charges by the Public Prosecutor of the Court of Parma on February 28, 2006, new preliminary hearings got under way before the Preliminary Hearings Judge in which officers and/or employees of Capitalia (formerly Banca di Roma) were accused of fraudulent bankruptcy. These hearings are currently ongoing and all of the companies of the Parmalat Group under extraordinary administration that were identified as injured parties in the indictment have joined these proceedings as plaintiffs seeking damages. In these proceedings, Capitalia S.p.A., già formerly Banca di Roma S.p.A., is also being held civilly liable for the actions of its employees. Capitalia S.p.A. has joined the proceedings as a party civilly liable for actions of its employees.

Preliminary-hearing proceedings involving a third case were held on January 9, 2007 before the Preliminary Hearings Judge in connection with an indictment filed by the Public Prosecutor of the Court of Parma on October 31, 2006 charging former Directors, Statutory Auditors and certain third parties with fraudulent bankruptcy in connection with companies engaged in the tourism business. These proceedings are also ongoing and the position of all the defendants who have pleaded guilty and who, presumably, will be sentenced on March 29, 2007, has been separated from that of the other defendants. The companies of the Parmalat Group in A.S. identified as injured parties in the indictment have joined these proceedings as plaintiffs seeking damages. In these proceedings as well, Capitalia S.p.A. is also being held civilly liable for the actions of Sebastiano Brucato who was an employee of BIPOP Carire. In this case as well, Capitalia S.p.A. has joined the proceedings as a party civilly liable for the actions of Sebastiano Brucato.

Notices of the completion of investigations involving certain bank officers and banks have already been notified, but no dates have been set for the preliminary hearings.

Investigations in other matters are ongoing.

Civil Proceedings Filed Against the Group

<u>Insurance Companies vs. Parmalat Finanziaria S.p.A. in A.S</u>
Some insurance companies that provided the previous management with policies providing protection from the risks inherent in the exercise of the offices of Director, Statutory Auditor and General Manager have sued Parmalat Finanziaria S.p.A. in A.S., asking the Court to void the abovementioned policies. The plaintiff companies are not requesting payment of any amount. Should the Court grant the plaintiffs' request that the insurance policies be voided, the decision would have a retroactive effect canceling the benefits of the challenged policies as of the date when they were first stipulated. The hearing for conclusions was held on February 21, 2007; the Judge reserved his decision.

<u>Eurofood IFSC Limited and Parmalat Finance Corporation BV</u>
Extraordinary administration proceedings involving Eurofood IFSC Limited, an Irish company, got under way before the Court of Parma, in Italy, in February 2004. Previously, Bank of America had succeeded in its efforts to obtain that Eurofood IFSC Limited be liquidated in Ireland. This created a conflict between the Italian and Irish courts. The European Court of Justice ruled on this issue essentially recognising the legality of the liquidation procedure before the Irish Court (refer to page 156 for more information on the administrative proceedings related to this matter). In addition, two separate lawsuits have been filed before

the Court of Parma by the liquidator of Eurofood IFSC Limited and Bank of America against the Extraordinary Commissioner of the abovementioned company. In both lawsuits, the plaintiffs are challenging Eurofood's declaration of insolvency, which was handed down by the Court of Parma. In the first lawsuit, the plaintiff's demands were rejected in February 2006 and the liquidator of Eurofood IFSC Limited has appealed. In the second lawsuit, the parties still have to provide rebuttals and conclusions at a hearing scheduled for October 2007.

Official Liquidation of Parmalat Capital Finance Ltd. (Cayman Islands).

On November 9, 2006, on the occasion of the first meeting of the creditors, the liquidators of PCF Ltd. rejected all of the claims filed by the companies under extraordinary administration because they originated from receivables now transferred from Parmalat S.p.A. At the same time they ruled that the claims filed by Parmalat S.p.A. were formally admissible for an amount equal to the aggregate of the receivables owed to the companies under extraordinary administration, but reserved the right to reject them on the merits for lack of evidence, further stating that they were admitting the claims filed by Parmalat S.p.A. temporarily and only for voting purposes. The same treatment was reserved for claims filed by other Group companies that are not included in the composition with creditors. These companies are Parmalat Holdings Ltd, Curcastle, Parmalat Administracao e Participacoes do Brasil Ltda, PPL Participacoes Ltda e and Parmalat Africa. These developments enabled the Group to obtain a majority in the newly established Creditors Committee, which has the following members:

1. Cargill Financial Markets Plc
2. Parmalat SpA
3. Parmalat Administracao e Participacoes do Brasil Ltda
4. PPL Participacoes Ltda
5. Parmalat Holdings Ltd

Court of Appeal of the Cayman Islands. Challenge to the Court Decision to Liquidate Parmalat Capital Finance Ltd. (PCFL)and Appoint the Official Liquidators dated December 5, 2006

The Court of Appeals has published the full text of the decision by which it rejected the appeal filed by some companies of the Parmalat Group, upholding the decision by which the lower court ordered the liquidation of PCF Ltd. and appointed the liquidators. Parmalat is considering the possibility of appealing this decision before the Privy Council in Great Britain, which is the last available appeal venue.

Bouchard vs. Agropur, Natrel, Parmalat Dairy and Bakery Inc., Saputo, Chalifoux, Trois Vallées, et al.

On October 18, 2006, upon the conclusion of a class action lawsuit in which the plaintiff sued the main players in the Canadian dairy market, alleging that they had deceived consumers for more than 15 years by using in their products less fat than the amount required by law or listed on their product labels, the Court of Appeals of the State of Quebec dismissed without recourse a motion seeking damages of about 89 million Canadian dollars, finding that the plaintiff lacked any cause of action to sue the respondents (or, in any case, the respondents whose products were never consumed by the plaintiff, which include Parmalat).

ACLU Sec (formerly Groupe Lactel Sec) VS Industria Lactea Venezolana

In Venezuela, ACLU Sec (formerly Groupe Lactel Sec) is suing Industria Lactea Venezolana, a company of the Parmalat Group, and other companies outside the Parmalat Group for payment of an alleged trade receivable totaling US$2,633,438 plus accrued interest and legal costs. The amount of this claim has not been included among the liabilities since the Group believes that it is unlikely that the plaintiff will prevail.

Giovanni Bonici VS Industria Lactea Venezolana

In February 2005, Giovanni Bonici, the former President of Industria Lactea Venezolana C.A., served a summons on the abovementioned company challenging his dismissal, of which he was informed in 2004. The plaintiff is asking that his dismissal be declared invalid and that Industria Lactea Venezolana C.A. be ordered to pay damages for various reasons totaling US$20 million (equal to about 14.7 million euros). A date for the continuation of the preliminary hearing before the labor judge of the Court of Caracas with jurisdiction over this issue has not yet been set.

Wishaw Trading SA

Five civil actions have been filed against Wishaw Trading SA, an offshore company based in Montevideo, Uruguay. All actions are related to the defendant's failure to repay its promissory notes which were guaranteed by Parmalat S.p.A. Four cases are pending before the Court of New York, while the fifth is pending before the Court of Appeals of Montevideo. With reference to this last case, Rabobank filed a lawsuit against Wishaw Trading S.A. and Parmalat S.p.A. in A.S., in its capacity as guarantor of unpaid promissory notes, seeking to attach assets or receivables held by the Group in Uruguay for an amount of about US$5 million. With a decision handed down in May 2006, the Court of Montevideo rejected the challenge filed by Parmalat S.p.A., which has appealed obtaining a temporary stay of the enforcement of the order of attachment. A decision by the Court of Appeals is expected in the first half of 2007.

With regard to the company's tax status, a motion filed by the local tax authorities was granted, ordering the preventive attachment of the assets of Wishaw Trading SA and of the personal assets of some former Directors of the company for unpaid taxes owed by the company for 2002 and 2003 and penalties. In addition, as already explained, Wishaw Trading S.A. risks being stripped of its offshore company status and consequently loosing the advantageous tax rates applied to offshore companies. Alternatively, there is a concrete risk that the tax authorities could challenge the criteria used to determine the taxable assets for the years from 1999 to 2003. The resulting risk is estimated at about 20 million euros. It is important to remind that Wishaw Trading SA is not included in the scope of consolidation, as explained in the paragraph "Scope of Consolidation", pages 190-191.

Civil Proceedings Filed by the Group and Settlements

Parmalat cvs. Parmalat Capital Finance Ltd. (sequestro conservativo azioni).Protective Attachment of Shares)

On October 5, 2006, the full bench of the Court of Parma rejected a complaint filed by PCF Ltd. and reaffirmed the order of protective attachment it handed down on March 30, 2005, the defendant being absent, and enforced on the Parmalat shares attributed to PCF Ltd. pursuant to the composition with creditors.

Bank Hapoalim (Switzerland) – Order of Attachment Against Parmalat International

On March 13, 2006, Bank Hapoalim AG notified Parmalat International SA in liquidation, also a company incorporated under Swiss law, an order of attachment issued by the Lower Court Judge of the District of Lugano. The order of attachment covered the receivables owed to Parmalat S.p.A. by Parmalat International SA in liquidation and any assets belonging to Parmalat S.p.A. that are held by Parmalat International SA in liquidation.

Bank Hapoalim is acting by virtue of an alleged claim of US$15 million that was not verified as a liability of Parmalat S.p.A. in AS and is currently the subject of a lawsuit pending before the Court of Parma challenging the composition of the sum of liabilities of Parmalat S.p.A. Parmalat S.p.A. is challenging the order of attachment. Currently, these proceedings have been suspended, pending a decision by the Court of Appeals of Lugano as to whether a composition with creditors executed pursuant to the so-called Marzano Law is admissible in Switzerland. If the Court finds that the composition with creditors is admissible, the attachment would become void.

Protective Attachments, Prior to the Start of the Proceedings, Against Former Directors and Liability Actions

Early in 2004, Parmalat filed a complaint before the Court of Parma asking for an order of protective attachment against the former Directors and Statutory Auditors of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. This action also applies to certain former employees and external consultants who are deemed to have contributed to the creation of the Group's state of insolvency. The Civil Court of Parma granted the complainants, Parmalat Finanziaria S.p.A. in A.S. and Parmalat S.p.A. in A.S., two protective attachment orders totaling 11.9 billion euros.

In a subsequent action for protective remedies, which was filed within the statutory deadline, Parmalat Finanziaria S.p.A. in A.S. and Parmalat S.p.A. in A.S. served two summonses on the individuals who were the target of the orders of attachment, thereby filing merit proceedings before the Civil Court of Parma. The purpose of these proceedings, which were later consolidated, is: (a) to ascertain the contractual and extra-contractual liability of each of the respondents — in their capacities as Directors, Statutory Auditors, consultants or employees — in causing the financial collapse of the complainant companies, and (b) to obtain that all of the respondents be found jointly liable and ordered to pay damages up to the maximum amount mentioned above.

Subsequently, Parmalat Finanziaria S.p.A. in AS and Parmalat S.p.A. in AS served a third summons on other individuals in similar positions, whom it alleges are jointly liable, asking the court to issue the same ruling as in the other two lawsuits. The plaintiffs asked that this action be consolidated with the other two.

At the hearing held on December 6, 2006 before the Court of Parma, the Court, after hearing oral arguments, handed down a decision dismissing the civil liability lawsuits filed by Parmalat Finanziaria S.p.A. in A.S. since both companies had joined the corresponding criminal proceeding as plaintiffs seeking damages. At the same time, the Court, rejected a challenge filed by some of the defendants who were asking the Court to rule that the attachments were void due to the dismissal of the two civil lawsuits due to the two companies joining the corresponding criminal proceeding as plaintiffs seeking damages, but ordered the suspension, pursuant to Article 295 of the Code of Criminal Procedure, of the two consolidated proceedings (in which, at this point, Parmalat S.p.A. is the sole plaintiff), pending a resolution of the criminal proceedings.

As for the third liability lawsuit, the defensive briefs have been exchanged and the Court has to set a date for oral arguments, pursuant to Article 12 of Legislative Decree No. 5 of January 17, 2003.

Civil Lawsuits in the United States of America

Parmalat filed three lawsuits in the United States against certain banks and independent auditors.

Parmalat contro vs Bank of America et al.

In October 2004, Parmalat filed an action for damages in North Carolina against Bank of America Corporation and its affiliates ("Bank of America" or the "Bank"). Subsequently, upon a motion filed by Bank of America, the lawsuit was moved to the United States District Court for the Southern District of New York for handling of discovery phase issues, since the preliminary phases of actions filed by other plaintiffs against Bank of America, the independent auditors and other defendants were already being coordinated by the United States District Court for the Southern District of New York. Once the discovery phase is completed and a decision has been handed down on the petitions for summary judgment, the lawsuit will be sent back to North Carolina for court hearings. In August 2005, the New York Federal Court Judge granted parts of the motion to dismiss filed by Bank of America but confirmed that Parmalat could continue to pursue the discovery phase with regard to the allegations that the Bank had violated its fiduciary obligations and engaged in a conspiracy in violation of civil law. However, he denied Parmalat's complaints alleging fraud, misleading representations, unlawful enrichment and federal and state violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO). The judge later allowed Parmalat to file an amended complaint concerning RICO charges. The amended complaint was filed in September 2005. In January 2006, the judge allowed virtually all of Parmalat's complaints, stating that the RICO complaint could be pursued based on allegations of misleading representations and fraudulent omissions by Bank of America put forth by Parmalat. In March 2006, the judge allowed the defendant Bank to countersue Parmalat, under the condition that if the Bank was awarded, in its countersuit, an amount greater than the amount of any damages awarded to Parmalat, the Bank would pursue the collection of said amount within the framework of the proceeding currently pending before the Court of Parma. The countersuit is based on actions that took place prior to the declaration of insolvency of the Group. On November 21, 2006, the parties were ordered to suspend until December 31, 2006 all discovery activities in connection with all of the lawsuits involving Parmalat that were pending before and to consider settlement options. The discovery phase was completed on March 5, 2007. The parties have been authorized to exchange reports of technical consultants by and not later than April 3, 2007, with rebuttals due by May 7, 2007. The discovery phase concerning the reports and the hearing of technical consultants must be completed by June 4, 2007. Motions for summary judgment must be filed by and not later than June 27, 2007, with rebuttals due by July 30, 2007 and replies by August 13, 2007.

Parmalat vs Grant Thornton Int'l et al

In August 2004, Parmalat filed an action before a state court in Illinois seeking damages from the U.S. branches of Grant Thornton and Deloitte & Touche, their Italian affiliates and their respective international parent companies (the "Independent Auditors"). The Independent Auditors succeeded in having the lawsuit transferred to a federal court in Illinois and obtained that the lawsuit be transferred to the United States District Court for the Southern District of New York for handling of discovery phase issues, since other actions filed against Bank of America, the Independent Auditors and various other defendants are already pending in that venue. Once the discovery phase is completed and a decision has been handed down on the motions for summary judgment, the lawsuit will be sent back to Illinois for court hearings.

In July 2004, the New York judge granted in part the requests contained in a motion filed by the Independent Auditors (including the request to exclude the U.S. branches of Deloitte & Touche and Grant Thornton)

Subsequently, following the filing of additional briefs by the parties, the judge changed in part his earlier decision, denying the motion to exclude the U.S. branch of Grant Thornton but confirming the exclusion of the U.S. branch of Deloitte & Touche.

In April 2006, the Independent Auditors asked the court to authorize them to countersue Parmalat. The countersuits filed by the Independent Auditors make reference to events that occurred prior to the appointment of Dr. Bondi as Extraordinary Commissioner.

On November 21, 2006, the parties were ordered to suspend until December 31, 2006 all discovery activities in connection with all of the lawsuits involving Parmalat that were pending before and to consider settlement options.

On January 12, 2007, the action for damages filed by Parmalat against Deloitte & Touche S.p.A and Dianthus S.p.A. and their countersuits against Parmalat in the same proceedings were settled out of court. Deloitte and Dianthus reserved the right, in consideration of a payment of US$15 million, to cancel the settlement within 60 days if during that time they are unable to obtain a contribution bar in accordance with the Illinois Joint Tortfeasor Contribution Act. On February 20, 2007, the New York Court issued an order granting a motion by which Deloitte & Touche S.p.A. and Dianthus S.p.A., and by Deloitte & Touche LLP, Deloitte & Touche USA LLP, Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Auditores Independentes asked the Court to issue an order regulating the relationships among jointly liable debtors (contribution bar). As a result of the abovementioned order, the settlement became final and the amount payable to Parmalat S.p.A. became due. It was collected on schedule on February 23, 2007.

On February 5, 2007, the judge authorized Grant Thorton to countersue Parmalat, under the condition that if the Independent Auditor was awarded, in its countersuit, an amount greater than the amount of any damages awarded to Parmalat, the Independent Auditor would pursue the collection of said amount within the framework of the proceeding currently pending before the Court of Parma.

As for the discovery phase of the lawsuit against Bank of America, all activities must be completed by March 5, 2007. The parties have been authorized to exchange reports of technical consultants by and not later than April 3, 2007, with rebuttals due by May 7, 2007. The discovery phase concerning the reports of technical consultants must be completed by June 4, 2007. Motions for summary judgment must be filed by and not later than June 27, 2007, with rebuttals due by July 30, 2007 and replies by August 13, 2007

Parmalat vs Citigroup, Inc. et al.

On July 29, 2004, Parmalat filed a lawsuit before a New Jersey State Court seeking damages from Citigroup, Inc.; Citibank, N.A.; Vialattea LLC; Buconero LLC; and Eureka Securitisation Plc ("Citigroup"). The complaint alleges fraud, misleading representations, conspiracy to violate fiduciary obligations, unlawful enrichment, and conspiracy to carry out fraudulent money transfers and violations of RICO statutes in New Jersey. Subsequently, after Citigroup obtained initially that the lawsuit be transferred to a federal court in New Jersey, it was sent back to the state court.

On December 20, 2004, all of the defendants asked the court to dismiss Parmalat's complaint, with Eureka Securitization filing a separate motion asking that the complaint be dismissed for lack of jurisdiction. On February 28, 2005, the court denied both motions.

On March 17, 2005, Citigroup filed a response brief countersuing Parmalat in connection with unlawful acts by Parmalat that it alleged occurred prior to declaration of insolvency of Parmalat Group. On April 21, 2005, Parmalat asked that the countersuit be dismissed since it duplicated complaints already filed by Citigroup before the Court of Parma against the company under extraordinary administration. On May 31, 2005, the court denied Parmalat's motion. However, Parmalat asked that the payment of any amount awarded to

Citigroup take place within the framework of the proceedings that are pending before the Court of Parma, as allowed under the protection provided by Section 304 of the U.S. Bankruptcy Law.
Citigroup has also moved, at different phases in the proceedings and in different venues, to have the court before which the lawsuit is pending lacking international jurisdiction, alleging "improper venue." To this regard, a series of orders have been issued by the competent judicial authorities (lastly, the Superior Court of New Jersey, Appellate Division, with an order communicated on March 12, 2007 has rejected Citigroup's Motion for Leave to Appeal the denial of the motion to dismiss Parmalat's complaint on the basis of forum non conveniens). All discovery activities in the lawsuit against Citigroup must be completed by June 7, 2007.

Parmalat Securities Litigation
Pursuant to an order issued on July 28, 2006, Parmalat S.p.A. was included among the respondents in the Parmalat Securities Litigation currently pending before the Federal District of New York. Other respondents in these proceedings include Deloitte & Touche (and James Copeland personally), Grant Thornton, Citigroup (including Buconero, Vialattea and Eureka Securitization), Bank of America, Credit Suisse, Banca Nazionale del Lavoro, Banca Intesa, Morgan Stanley, the Pavia Ansaldo and Zini law firms and numerous individuals. Parmalat S.p.A. has filed a motion asking that the abovementioned order be revoked. The judge has not yet ruled on this motion.
By the same order of July 28, 2006, the plaintiffs were allowed to file a third amended complaint. The abovementioned order does not address the merit of the new allegations put forth by the plaintiffs (relevance of new facts alleged by the plaintiffs or whether these new complaints qualify as being under the jurisdiction of the Federal District of New York). Since the proceedings are still in the discovery phase, the ruling does not take a position whether, pursuant to U.S. law, the lawsuit qualifies as a class action lawsuit. This decision will be made at a later date, when all respondents will have made further progress in the discovery process.

Status of Proceedings in the Discovery Phase
Since the summer of 2005, Parmalat has been actively pursuing the discovery phase in connection with the abovementioned actions. The activity coordinated by the United States District Court for the Southern District of New York, which includes requests by numerous plaintiffs and defendants, resulted in the exchange of about 15 million pages of documents. Pretrial proceedings included about 100 depositions.
In the action against Citigroup, numerous documents were exchanged prior to the appeal concerning the alleged lack of jurisdiction of the court (September 2005). While the appeal was pending, Citigroup refused to take part in any document production activity, causing the document production to be put on hold. When the appellate division rejected Citigroup's motion, the parties resumed the exchange of documents. This exchange resumed in August 2006. Depositions started in the fall and will continue until June 7, 2007.

Petition Under Section 304
On June 22, 2004, several companies, including the 16 companies included in the Composition with Creditors, filed a petition with the New York Bankruptcy Court, invoking Section 304 of the U.S. Bankruptcy Law seeking an order of protection against creditors seeking to file composition-with-creditors proceedings before a U.S. court.
The New York Bankruptcy Court has already granted Parmalat an order of protection, which has been extended repeatedly.
A hearing to make permanent the order of protection granted pursuant to Section 304 of the U.S. Bankruptcy Law has been postponed to May 2, 2007. The temporary order has been extended up to and including May 4, 2007.

Actions for Damages
The initiatives taken to identify the possible liability of other parties, in addition to the individuals and companies sued in the actions described on earlier occasions, included the filing of additional civil actions with Italian courts. These actions are described in the table provided on the following page. The purpose of these actions is to determine the existence of liability (based on contractual obligations or, when applicable, other obligations) of the defendants who are presumed to have contributed to or aggravated the financial collapse of the plaintiff companies. The purpose of the actions listed in the abovementioned table is to have the courts order the defendants to pay for the damages they caused to the plaintiff companies. The yardstick used to quantify those damages is the magnitude of impairment loss suffered by the plaintiff companies, as well as the part that the plaintiffs played in causing and/or aggravating the impairment loss. The amount of the impairment loss incurred as of December 31, 2003 was estimated at more than 13 million euros.

The following additional clarifications also appear to be in order:

As a rule, the defendants have been deemed to be jointly liable, in different manners and with different conditions in the various instances.

It is also important to note that, while the purpose of actions for damages is to effectively restore a plaintiff's assets through the payment of monetary compensation, the payments received as a result of actions for damages reduce the amount of the overall damage suffered by the companies under extraordinary administration based on the principles of joint liability.

Lastly, it is important to keep in mind that by virtue of the court approval of the composition with creditors, the actions for damages filed by the companies under extraordinary administration that were included in the composition with creditors and the right to pursue additional actions have been transferred to Parmalat S.p.A.

ACTIONS FOR DAMAGES FILED

Plaintiffs	Defendants	Court where filed	Principal claim (millions of euros)	Subordinated claim (millions of euros)	Supplemental claim (millions of euros)
Parmalat S.p.A. in A.S.; Parmalat Finanziaria S.p.A. in A.S.; Parmalat Finance Corporation BV in A.S.; Parmalat Capital Netherlands BV in A.S.; Parmalat Netherland BV in A.S.; Parmalat Soparfi SA in A.S.	UBS Limited; Deutsche Bank AG; Deutsche Bank AG London	Parma	The amount determined in the course of the proceedings, but not less than 2,199	1,210.9	420 UBS 350 DB
Parmalat S.p.A. in A.S.; Parmalat Finance Corporation BV in A.S.	Credit Suisse First Boston International; Credit Suisse First Boston (Europe) Ltd	Parma	7,113 or any other amount determined in the course of the proceedings.	248 (in addition to two other items) or any other amount determined in the course of the proceedings	
Parmalat S.p.A. in A.S.; Parmalat Finance Corporation BV in A.S.	Merrill Lynch International, Sires Star Limited	Parma	126.5 or any other amount determined in the course of the proceedings		
Parmalat S.p.A. in A.S.	Cassa di Risparmio di Parma e Piacenza S.p.A.	Parma	An amount to be determined in proportion to the liability for contributing to the financial collapse of the plaintiff companies from 1999 on, but not less than 700	1,210.9	420 UBS 350 DB
Parmalat S.p.A. in A.S.; Parmalat Finanziaria in A.S.; Parmalat Finance Corporation BV in A.S.; Parmalat Soparfi SA in A.S.; Parmalat Netherlands BV in A.S.; Parmalat Capital Netherlands BV in A.S.;	JPMorgan Europe Limited; JPMorgan Securities Ltd; Unicredito Italiano S.p.A.; Unicredit Banca Mobiliare – UBM S.p.A.; Unicredit Banca d'Impresa S.p.A	Parma	4,400 plus financial expenses for the bond issues in question (to be quantified in the course of the proceedings) or any other amount awarded by the court		

Plaintiffs	Defendants	Court where filed	Principal claim (millions of euros)	Subordinated claim (millions of euros)	Supplemental claim (millions of euros)
Parmalat S.p.A. in A.S.; Parmalat Finanziaria S.p.A. in A.S.; Parmalat Finance Corporation BV in A.S.; Parmalat Soparfi SA in A.S.; Parmalat Netherlands BV in A.S.; Parmalat Capital Netherlands BV in A.S.	Unicredit Banca Mobiliare S.p.A. – UBM S.p.A.; Banca Caboto S.p.A.; Banca Intesa S.p.A	Parma	1,861.8 plus financial expenses for the bond issues in question (to be quantified in the course of the proceedings) or any other amount awarded by the court		
Parmalat S.p.A. in A.S.	Banca di Roma S.p.A	Parma	To be determined in proportion to the liability for contributing to the financial collapse, plus an amount to be substantiated in the course of the proceedings, but not less than 265		
Parmalat S.p.A. in A.S.; Parmalat Finance Corporation BV in A.S.	Banca d'Intermediazione Mobiliare IMI S.p.A	Parma	An amount to be substantiated in the course of the proceedings, but not less than 1,300		
Parmalat S.p.A. in AS; Parmalat Finance Corporation BV in A.S.	Banca Monte dei Paschi di Siena Spa; MPS Finance Banca Mobiliare Spa	Parma	An amount to be substantiated in the course of the proceedings, but not less than 1,300		
Parmalat S.p.A. in A.S.	The McGraw-Hill Companies (Standard & Poor's Market Services Srl); The McGraw-Hill Companies (Standard & Poor's Rating Services) SA	Milan	4,074 plus an amount corresponding to the liability for contributing to the financial collapse, which will be determined in the course of the proceeding		

Plaintiffs	Defendants	Court where filed	Principal claim (millions of euros)	Subordinated claim (millions of euros)	Supplemental claim (millions of euros)
Parmalat S.p.A. in A.S.	Credit Suisse First Boston International, Deutsche Bank AG, J.P. Morgan Chase Bank NA, Merrill Lynch Capital Markets Bank Limited, UBS AG	Parma	2,006.3 or any other amount determined in the course of the proceedings		
Parmalat S.p.a. in a.s., Parmalat S.p.a.	Graubundner Kantonal Bank e sig. Nino Giuralarocca (responsabile del Private Banking International dell Graubundner)	Parma	About 5,674.00 or any other amount determined in the course of the proceedings		

Actions to Void in Bankruptcy
76 actions to void in bankruptcy have been filed with the Court of Parma. Seven of these actions have been settled. The remaining lawsuit are valued at about 7 billion euros.

Moreover, within the framework of actions filed by creditors who are contesting the computation of the sum of liabilities, it became necessary to demand the cancellation of the guarantees provided by companies of the Group under extraordinary administration during the year that preceded the declaration of insolvency. Such counteractions to void may be filed only for an amount equal to the claim of the opposing party and solely for the purpose of securing rejection of the claim.

For the sake of full disclosure and given the impossibility at this point to make predictions about the outcome of the abovementioned actions to void, it is important to point out that, (i) according to the provisions of the Proposal of Composition with Creditors, any gain that may be generated by these actions will obviously inure to Parmalat S.p.A., and that, therefore, such gain will benefit indiscriminately and indirectly all of the creditors who have become shareholders of Parmalat S.p.A., and that, (ii) by virtue of the court decision approving the Composition with Creditors, all of the actions to void filed by the companies under extraordinary administration have been transferred to Parmalat S.p.A.

It is also important to note that actions to void are filed to void payments made to the defendants by each of the companies that are parties to the composition with creditors, provided the requirements of the bankruptcy law are met, in order to ensure that all creditors of the companies under extraordinary administration are treated equally (equal treatment of creditors). The amounts paid in connection with actions to void increase the liabilities of those companies by a corresponding amount(as per Article 71 of the Finance Law prior to revisions, now Article 70, Section Two, of the Finance Law). Except for special case, a creditor who received a payment that was later voided can include the resulting claim among the debtor's liabilities for the full amount of the voided payment and the claim can be satisfied with shares of the Issuer based on the final recovery ratios applicable to the claim, as well as with the warrants owed in accordance with the provisions of the Composition with Creditors.

Parmalat - Constitutional Court
On January 17, 2006, acting within the context of an action filed by Parmalat against a pool of banks lead by Banca Monte dei Paschi di Siena, the Court of Parma ordered that the record of the proceedings be

forwarded to the Constitutional Court, so that the Constitutional Court may rule on the constitutionality of Article 6 of Legislative Decree No. 347/2003, which set forth "*Urgent measures for the industrial restructuring of large companies in a state of insolvency,*" as converted with amendments into Law No. 39/2004 (the so-called "Marzano Decree").
The abovementioned decision is based on the same principles cited in a previous order, with which the Court of Parma had forwarded the record of the Parmalat S.p.A./HSBC proceedings to the Constitutional Court. The forwarding of the case to the Constitutional Court for a decision on the constitutionality of Article 6 of the Marzano Decree concerns only actions to void in bankruptcy and has no impact on actions for damages.
On April 4, 2006, the Constitutional Court decided this issue in a public hearing, handing down Decision No. 172/2006, with which it ruled that the objections about the constitutionality of the Marzano Decree raised by the Court of Parma were without merit.
Subsequent to the abovementioned decision, the Constitutional Court issued additional orders ruling on similar issues. Specifically, with Order No. 409 of December 7, 2006, the Court ruled that the objections as to the constitutionality of the Marzano Decree, particularly with regard to Articles 3 and 41 of the Constitution, raised by the Trial Court of Parma with its Orders of February 16 and 23, 2006 in the civil proceedings involving Parmalat S.p.A. in A.S. and G.E. Capital Finance s.p.a. and Parmalat Finance Corporation B.V. in A.S. and UBS Limited et al. were patently devoid of merit.
Subsequently, with Order No. 456 of December 28, 2006, the Court ruled that the objections raised by the Trial Court of Parma with virtually identical orders, issued on February 20, 2006, within the context of four civil proceedings involving Parmalat S.p.A. in A.S. and Parmalat S.p.A., Sanpaolo IMI S.p.A., Banca Popolare dell'Etruria e del Lazio Società Cooperativa, Banca Popolare di Cremona S.p.A., Banco di Brescia San Paolo CAB S.p.A., Banca Carige s.p.a. - Cassa di Risparmio di Genova e Imperia, Banca Popolare di Verona e Novara soc. coop. a r.l. and Credit Suisse International (formerly Credit Suisse First Boston International), as to the constitutionality of the Marzano Decree, citing in particular Articles 3, 41 and 42 of the Constitution, were patently devoid of merit.
Similar issues have been raised by the same court in connection with civil proceedings involving Parmalat in A.S., Banca Agricola Mantovana and Banca Popolare di Milano. These issues were reviewed on February 21, 2007; we are waiting for a decision from the Constitutional Court.

<u>Boschi Luigi & Figli S.p.A. Liability Action</u>
Parmalat S.p.A. in A.S. is the majority shareholder of Boschi Luigi & Figli S.p.A. ("Boschi"). On May 31, 2004, the Extraordinary Commissioner filed a complaint with the Court of Parma requesting an order of protective attachment of the personal and real property of Boschi's former Directors and Statutory Auditors.

By an order filed on July 5, 2004, the Court of Parma granted to the complainant, Parmalat S.p.A. in AS, an order of protective attachment for the aggregate amounts of 3,000,000.00 euros for the former Directors and 2,000,000.00 euros for the former Statutory Auditors.

Subsequently, by a summons served on September 22, 2004, Parmalat S.p.A. in AS filed an action on the merits against all of the abovementioned individuals in which it asked the Court to (a) find that the defendants were contractually and extracontractually liable for Boschi's financial collapse and (b) order them jointly to pay damages estimated in the aggregate at 2,800,000 euros, or any larger or smaller amount that may be determined in the course of the proceedings.

Due the death of Paolo Boschi, one of the defendants, the lawsuit was interrupted at a hearing held on February 8, 2006. The lawsuit has since resumed and the parties are now waiting for the court to set a date for the resumption of the hearings.

Other Actions

Plaintiffs	Defendants	Court where filed	Principal claim (millions of euros)	Subordinated claim (millions of euros)	Supplemental claim (millions of euros)
Parmalat S.p.A. in AS	Parmafactor	Parma	13.70.	Collection of unpaid debt for failure to pay the consideration owed for the assignment of receivables	
Parmalat S.p.A	Parmalat Capital Finance Limited	Parma	An order of protective attachment of the Parmalat shares for up to 22,000,000 euros to secure a receivable of US$25,905,425.00 formerly owed to Parmalat Soparfi SA by Parmalat Capital Finance Limited (an order of attachment was issued with the defendant being absent on 3/30/06 and confirmed with an order dated 7/5/06; a merit action has been filed and a summons is in the process of being served)		

SETTLEMENTS

Settlement with Tetrapak
In July, Parmalat S.p.A. and its subsidiaries Centrale del Latte di Roma S.p.A. and Latte Sole S.p.A. reached a settlement with Tetra Pak Italiana S.p.A concerning the ITX (Isopropiltioxantone) incident.

Settlement Involving the Australian Joint Ventures
Using as a reason the change of control that occurred as a result of the approval of the proposal of composition with creditors, Norco Co-operative Ltd took over the equity capital interests in Norco Pauls Milk Joint Venture, Norcofields Pty Ltd, The Norcofields Unit Trust, Fieldco Pty Ltd, The Fieldco Unit Trust, Gold Coast Milk Pty Ltd and Beaudesert Milk Pty Ltd. that were owned by Parmalat Australia Ltd. The Australian joint venture ceased to exist on July 28, 2006 after a legal dispute concerning the manner of implementation of their dissolution and the rights of the parties and after arbitration proceedings to determine the value of the assets held by the joint venture.
Norco Cooperative Ltd paid a consideration of 47.8 million Australian dollars for the equity capital interests and 13.0 million Australian dollars for plant and machinery. Parmalat Australia defrayed the costs incurred for filings, taxes and legal fees, which amounted to about 5.0 million Australian dollars. Parmalat Australia will retain the full and exclusive use of the Parmalat brands and will be able to operate freely throughout the territory previously assigned to the joint venture on an exclusive basis.

Parmalat and Banca Popolare Italiana Reach an Agreement
On August 4, 2006, Parmalat S.p.A. and Banca Popolare Italiana Società Cooperativa signed two contracts settling all mutual claims in a dispute that arose from transactions executed during the period prior to December 2003.
These contracts, which involve BPI and its direct and indirect subsidiaries and Parmalat and its predecessors under extraordinary administration, settle all pending actions to void in bankruptcy and any other existing claims. They are structured as follows:
A) First Contract

1. The BPI Group will pay Parmalat a total of 59.5 million euros. Payment will be made in two installments:
   - A first payment of 44.5 million euros was paid on the date the settlement agreement was signed;
   - The balance of 15 million euros will be paid by March 31, 2007.
2. BPI also relinquished certain receivables owed by third parties in the amount of about 10 million euros, which had been assigned to BPI as collateral.
3. Lastly, BPI withdrew the challenges it filed against its exclusion from the sum of liabilities of Parmalat Finanziaria in AS of more than 30 million euros in claims and will not seek the inclusion among the abovementioned sum of liabilities of claims arising from the restitution of the abovementioned amounts.

Effective as of the timely and full payment of the first installment of 44.5 million euros, Parmalat and its predecessor companies under extraordinary administration agreed to withdraw (all expenses having been offset) all actions and motions in the lawsuits filed before the Court of Parma and will not file any new lawsuits against the BPI Group seeking to void payments made during the so-called "suspect period", as defined in Article 67 of the Italian Bankruptcy Law.

Moreover, effective as of the date of the abovementioned payment, Parmalat and its predecessor companies agreed to do the following:

- They will not join as plaintiffs seeking damages from the BPI Group any currently pending or future criminal proceedings in any way related to the financial collapse of the Parmalat Group.
- They will withdraw all actions to void in bankruptcy, actions for restitution and/or actions for damages and/or actions for indemnification and/or any other type or title filed against the BPI Group, including actions based on facts that have been merely alleged to constitute criminal behavior in connection with the declaration of insolvency of the Parmalat Group.

B) Second Contract

Parmalat acquired the equity capital of Sata Srl (a company that is currently in bankruptcy proceedings with liabilities totaling 157 million euros) toward which it has a claim of 149 million euros. Sata's equity capital was purchased for the nominal sum of 1 euro. Parmalat's claim, which was being contested by a third-party creditor pursuant to Article 100 of the Finance Law, has now been verified.

The BPI Group has agreed to help Sata emerge from bankruptcy by *i)* waiving indebtedness totaling about 2.5 million euros that Sata owes to a third-party creditor; and *ii)* canceling a mortgage of about 28 million euros, which it holds on Azienda Agricola Pisorno Srl, a wholly owned subsidiary of Sata, against the payment of 15 million euros to BOI.

Sata has liquid assets totaling about 28 million euros and Azienda Agricola Pisorno is valued at 40 million euros.

Settlement with BNL and Ifitalia

The disputes that arose in connection with the actions to void in bankruptcy and actions for damages filed by Parmalat S.p.A. and other Group companies against BNL and Ifitalia and the actions challenging its exclusion from the sum of liabilities filed by Ifitalia were settled with an agreement signed on December 29, 2006. Under this agreement, BNL, acting also on behalf of Ifitalia, will pay to Parmalat S.p.A: i) 103 million euros to settle the actions to void in bankruptcy; and ii) 9 million euros as compensation for damages. BNL and Ifitalia also waived any right to seek the inclusion among the liabilities of the Parmalat bankruptcy proceeding of the sums paid to settle Parmalat's actions to void in bankruptcy and will desist from challenges to the exclusion from the sum of liabilities filed by Ifitalia. As a result of this settlement, all parties have agreed to desist from all filed or pending actions.

Payment took place on January 5, 2007, as expected.

Settlement with Deloitte & Touche S.p.A. and Dianthus S.p.A.

On January 12, 2007, the action for damages filed by Parmalat against Deloitte & Touche S.p.A and Dianthus S.p.A. and their countersuits against Parmalat in the same proceedings were settled out of court. Under the terms of the settlement, Deloitte and Dianthus will pay Parmalat S.p.A. consideration amounting to US$149 million. As part of the settlement the parties agreed to withdraw all pending actions and claims.

On February 20, 2007, the New York Court issued an order granting a motion by which Deloitte & Touche S.p.A. and Dianthus S.p.A., and by Deloitte & Touche LLP, Deloitte & Touche USA LLP, Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Auditores Independentes asked the Court to issue an order regulating the relationships among jointly liable debtors (contribution bar).

As a result of the abovementioned order, the settlement became final and the amount payable to Parmalat S.p.A. became due. It was collected on schedule on February 23, 2007.

Settlement with The Nutrition Consortium Ltd.

A dispute between Ault Foods Ltd. (now Parmalat Dairy and Bakery Inc.) and The Nutrition Consortium Ltd. (TNC) that was pending before the Superior Court of Quebec, Canada, was settled out of court on February 6, 2007. The dispute was related to damage claims put forth by TNC, which alleged that Ault Foods Ltd. had cancelled unilaterally and without justification an exclusive distribution contract that the parties executed in 1996. Under the settlement, TNC agreed to waive any and all claims against Parmalat Dairy and Bakery Inc. in connection with the abovementioned distribution contract and will receive in return from Parmalat Dairy and Bakery Inc. a payment of 6 million Canadian dollars and a contribution of 350,000 Canadian dollars to cover legal costs.

Settlement with the Banca Popolare di Milano Group

On February 2, 2007, the disputes arising from the actions to void in bankruptcy that Parmalat filed against Banca Popolare di Milano and Cassa di Risparmio di Alessandria and the action for damages brought by the Company against Banca Akros, as well as the lawsuit filed by Banca Akros against its exclusion from Parmalat's sum of liabilities, were settled out of court with two contracts structured as follows:

A) First Contract

BPM, acting also on behalf of Cassa di Risparmio di Alessandria, agreed to pay to Parmalat a total of 25 million euros to settle the actions to void in bankruptcy filed by Parmalat. The amount of the settlement was determined based on the fact that the actions to void in bankruptcy covered 34 million euros, which were never paid. BPM and Cassa di Risparmio di Alessandria waived the right to seek the inclusion among Parmalat's sum of liabilities of claims arising from the settlement amounts and will not file any further motions seeking inclusion among the sum of liabilities of Parmalat and other companies of the Parmalat Group.

B) Second Contract

Banca Akros agreed to withdraw the lawsuit it filed against its exclusion from Parmalat's sum of liabilities, it being understood that only the portion attributable to Banca Akros is being settled.

Administrative Proceedings Filed Against the Group

Complaints Settled by the Administrative Regional Court of Latium and the Council of State

Citibank N.A. Complaint

On October 7, 2004, Citibank NA filed a complaint with the Regional Administrative Court of Latium against the Ministry of Production Activities, the Ministry of Farming and Forestry Policies and the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. in A.S. and other companies of the Group under extraordinary administration. The complaint also names eight financial institutions, which it targets as respondents. The complainant asked the Court to annul or amend the Restructuring Program prepared by the Extraordinary Commissioner, the remarks attached by the Extraordinary Commissioner to the provisional list of creditors and the Ministerial Decree approving the abovementioned Restructuring Program (Ministerial Decree of July 23, 2004). The complainant is also requesting compensation for damages. However, at the first hearing held on March 9, 2006, Citibank dropped its lawsuit. With a decision handed down on March 14, 2006, the complaint was dismissed for lack of interested party.

Bank of America NA and Eurofood IFSC Limited Appeals

In two separate motions notified on October 14 and 15, 2005, respectively, Bank of America NA and Eurofood IFSC Limited in liquidation (represented by its official Irish liquidator) filed appeals before the Council of State asking for a review of a decision handed down by the Regional Administrative Court of Latium on July 16, 2004 (No. 6998/05) in which the lower court judge had joined and rejected the complaints that the two appellants had filed asking that the ministerial decrees declaring Eurofood and Parmalat S.p.A. eligible for extraordinary administration and appointing an Extraordinary Commissioner be declared null and void.

A hearing on the merit of these appeals was held on December 19, 2006. As of December 31, 2006, the Council of State had still not issued a ruling.

With Decision No. 269 published on January 26, 2007, the Council of State upheld the appeal filed by Bank of America NA and Eurofood IFSC Limited. As a result, it automatically voided the Ministerial Decree that declared Eurofood eligible for extraordinary administration proceedings and asked the Ministry to "*revise in its entirety the decree subject of the challenge.*"

UBS AG Complaint

In a complaint dated December 15, 2004, UBS AG, a Swiss bank, sued before the Regional Administrative Court of Latium the Parmalat Group companies that have been placed under extraordinary administration, the Italian Ministries of Production Activities and of Agricultural and Forest Policies, Banca Intesa BCI and Banca Popolare di Lodi, asking that the Ministerial Decree authorizing the implementation of the Restructuring Program, certain related official acts and the Decree by which the Italian Minister of Production Activities authorized the establishment of Fondazione Creditori Parmalat be declared null and void. UBS is also demanding compensation for the damages it suffered. A hearing on the merit had been scheduled for January 11, 2006. However, on December 26, 2006, the plaintiff company asked that the hearing be postponed pending further discovery proceedings.

On February 1, 2007, the Regional Administrative Court of Latium issued order No. 157/07 ordering the Ministry of Economic Development to produce the documents that had been requested and scheduled a hearing on the merit for May 3, 2007.

JP Morgan – Unicredito Complaints

In two separate complaints filed on November 15, 2005 before the Regional Administrative Court of Latium, JP Morgan Europe Ltd and JP Morgan Securities Ltd sued Parmalat Finance Corporation BV in AS, Parmalat Netherlands BV in AS, Parmalat Capital Netherlands in AS, Parmalat Soparfi SA in AS and the Ministry of Production Activities, asking that the Ministerial Decrees authorizing the start of the extraordinary administration proceedings and the appointment of the Extraordinary Commissioner of the respondent companies and all related acts be declared null and void. These complaints were notified as a result of a civil lawsuit for damages filed by the Extraordinary Commissioner against the complainant banks.

On November 15, 2005, Unicredito Italiano S.p.A. and Unicredito Banca Mobiliare S.p.A. filed similar but separate complaints against the Ministry of Production Activities and the companies listed in the preceding paragraph, asking that the Ministerial Decrees authorizing the start of the extraordinary administration proceedings and the appointment of the Extraordinary Commissioner of the respondent companies and all related acts be declared null and void. In this case as well, these complaints were notified as a result of a civil lawsuit for damages filed by the Extraordinary Commissioner against the complainant banks.

On November 9, 2006, the Regional Administrative Court of Latium published Decisions No. 12146, 12147, 12148, 12149, 12150, 12151, 12152, 12153, 12154, 12155 rejecting the abovementioned appeals and ordering the appealing companies to pay court costs.

Complaint by Minority Shareholders of Boschi Luigi & Figli S.p.A. in A.S.

In a complaint dated February 21, 2005, Messrs. Ljdia Manfredi, Paolo Boschi, Francesco Maini and Adolfo Cecchi sued, before the Administrative Court of Latium, the Italian Ministry of Production Activities, the Extraordinary Commissioner of Parmalat S.p.A. in A.S., Parmalat S.p.A. in A.S., the Extraordinary Commissioner of Boschi Luigi & Figli S.p.A. in A.S. and Boschi Luigi & Figli S.p.A. in A.S., asking that the Ministerial Decree of December 31, 2004, by which the Ministry of Production Activities declared Boschi Luigi & Figli S.p.A. eligible for extraordinary administration proceedings in accordance with the Marzano Law and extended the eligibility of Parmalat S.p.A. in A.S., appointing Enrico Bondi Extraordinary Commissioner, be declared null and void. The complainants are minority shareholders of Boschi Luigi & Figli S.p.A., owning together about 7.90% of the capital stock. The complainants contest the legality of the decree because, among other issues, Boschi Luigi & Figli S.p.A. was not insolvent, and they claim damages, the amount of which will be determined and quantified in the course of the proceedings. Due to the death of one of the complainants, which was announced at a hearing held on July 20, 2006, the Regional Administrative Court of Latium, by a decision handed down on August 8, 2006, suspended the proceedings. If the proceedings are not resumed within six months from the date of suspension they will be deemed to have been terminated.

Centrale del Latte di Roma S.p.A.
With decision No. 2883, handed down on April 20, 2006, the Regional Administrative Court of Latium upheld the complaint filed by Ariete Fattoria Latte Sano S.p.A. ("Ariete Fattoria") and found that the refusal by the City of Rome to respond to a notice filed by Ariete Fattoria in 2000 by which the latter asked the City of Rome to cancel a contract to sell to Cirio S.p.A. a majority interest it owned in Centrale del Latte di Roma S.p.A. and issue a new call for tenders was unlawful. Parmalat is a respondent in these proceedings.

On January 26, 2007, in response to a challenge to the lower court's decision by the losing parties, the Council of State issued Decision No. 278/07 with which it voided the abovementioned decision by the Regional Administrative Court of Latium for procedural defects and returned the record of the proceedings to the lower court.

Administrative Proceedings Filed by the Group
Parmalat S.p.A. is a party to proceedings filed before the Regional Administrative Court of Latium by Granarolo S.p.A., challenging a decision in which the Italian Antitrust Agency, acting pursuant to a complaint filed by Parmalat S.p.A. in A.S., found that advertisements published by Granarolo S.p.A. were deceptive.

Decisions and Investigative Proceedings by the Italian Antitrust Agency

Investigative Proceedings Involving Newlat S.r.l. and Carnini S.p.A.
On September 26, 2006, the Court of Parma cancelled the protective orders of attachment that encumbered the interests in the partnership capital of Newlat S.r.l. and the shares of Carnini S.p.A., which had been issued on January 27, 2004 and February 2, 2004, respectively.
These orders had been issued in connection with an investigation by the Court of Parma of sham sales involving the two abovementioned companies that had been carried out to elude antitrust laws and with the effect of impoverishing the asset base of Parmalat S.p.A.
As a result of the cancellation of the orders of attachment, Newlat S.r.l. and Carnini S.p.A. became again the property of Parmalat S.p.A., without any consideration being required.
With a resolution issued on December 21, 2006, the Italian antitrust agency granted the request put forth by Parmalat on December 15, 2006 and extended to October 30, 2007 the deadline by which Parmalat must comply with the obligations set forth in an earlier resolution issued by the antitrust agency on June 30, 2005. With the earlier resolution, the antitrust agency compelled Parmalat to take. "actions needed to reestablish an effective competitive environment in the fresh milk production market in the regions of Campania and Latium and eliminate the distortions caused by the existing Parmalat/Eurolat concentration." Parmalat was required to sell by June 30, 2006 (the deadline was later extended to December 31, 2006) "the Matese and Torre in Pietra brands, as they apply to the entire product line for which they are used, and the production facilities located in Frosinone and Paestum-Capaccio Scalo, which are currently inactive." The resolution issued on December 21, 2006 gives Parmalat the option of complying with the requirements of the antitrust agency by selling its entire interest in Newlat, which owns the abovementioned brands and facilities.
The fine of 11 million euros will be treated as an unsecured claim and will be paid through the award of Company shares.

Antitrust Proceedings Against Parmalat South Africa (PSA) et al.
On December 7, 2006, the South African Competition Commission, following an investigation of the activities of PSA and other players in the South African dairy market (Clover, Ladismith, Woodlands, Lancewood, Nestlé and Milkwood), opened violation proceedings against the abovementioned parties and referred the case to the Competition Tribunal. With regard to PSA's position, the anticompetitive practices with which it is being charged, which, allegedly, were designed to control the price of milk and maintain it at an artificially high level, consisted of: i) exchanging information about milk prices with competitors; ii) entering into mutual agreements for the sale of surplus milk; and iii) signing exclusive sales agreements with producers. The trial before the Competition Tribunal started in January 2007.

Challenges and Oppositions
At December 31, 2006, disputes stemming from oppositions to the current list of liabilities and late filings of claims involved 497 lawsuits filed before the Court of Parma. A significant portion of these disputes (about 100 lawsuits) involves issues related to Article 2362 of the Italian Civil Code for the period during which Parmalat Finanziaria Spa was the sole shareholder of Parmalat Spa.
Thus far, 175 lawsuits have been adjudicated and negotiations are currently under way to settle out of court a portion of the lawsuits concerning the liability of the single shareholder.

The Proposal of Composition with Creditors Filed by Boschi Luigi e Figli S.p.A. Is Approved
On July 27, 2006, the Court of Parma filed its Decision No. 5 of July 26, 2006, approving the Composition with Creditors filed by the Extraordinary Commissioner of Boschi Luigi e Figli S.p.A. in A.S. pursuant to Article 4 *bis* of Law No. 166 of July 5, 2005 – Decree Law No. 119 of May 3, 2004, as amended.
The approval of the composition with creditors enables Boschi Luigi e Figli S.p.A. to emerge from bankruptcy. As a result, it will be included in the scope of consolidation of the Parmalat Group as of the third quarter of 2006 as a 94.6% subsidiary of Parmalat S.p.A.
The approval decision handed down by the court has not been appealed and has become final.

* * *

Information about the tax status of Parmalat S.p.A. and of the main Italian and foreign subsidiaries of the Parmalat Group is provided below:

Parmalat Spa
At December 31, 2006, the Provision for tax-related risks and charges totaled 17.5 million euros. The decrease of about 2.0 million euros compared with December 31, 2005 is the result of the reversal of the amount set aside for the dispute involving Bonnita Holdings PTY Ltd in voluntary liquidation and the reclassification and subsequent utilization of 0.2 million euros in tax liabilities of Margherita Yogurt Srl in liquidation, formerly posted to the Provision for extraordinary administration.
Bonnita Holdings PTY Ltd, a company domiciled in the Mauritius Island, and Margherita Yogurt Srl in liquidation, a company domiciled in Italy, have been permanently closed.

The entire balance in the Provision reflects contingent risks attributable to the companies under extraordinary administration included in the Proposal of Composition with Creditors. On October 1, 2005, following the Court's approval of the Composition with Creditors by the Court of Parma with Decision No. 22/2005, these companies transferred their assets and liabilities to Parmalat Spa (Assumptor).

ITALIAN SUBSIDIARIES

Centrale del Latte di Roma Spa
This company is not a party to tax disputes. The last period subject to tax audit is 2002.
This company has no useable tax loss carryforward.

Latte Sole Spa
This company has a tax loss carryforward of about 4.7 million euros that expires in 2008. About 1 million euros of these losses has been recognized as a deferred-tax asset. About 186,000 euros of the tax loss carryforward was utilized in the 2006 tax year.

Latte Sole is a party to several tax disputes involving previous years (1992-1995). Management believes that the likelihood of tax liabilities arising from these disputes is remote at best. Specifically, Decisions No. 3/34/07 and No. 4/34/07 handed down at the appellate level have confirmed favorable rulings for 1992 and 1993. The decisions concerning 1994 and 1995 are in the process of being filed and are expected to be favorable for the company.

The last period subject to tax audit is 2002.

Parmalat Distribuzione Alimenti Srl ("Padial")
The 2006 fiscal year ended with a tax loss of about 7.6 million euros. The total amount of the available tax loss carryforward is about 10 million euros. Absent a reasonable certainty that this amount may be recovered, management chose not recognize it in the financial statements.

Padial has no disputes pending with the tax administration.
The last period subject to tax audit is 2002.

Boschi Luigi & Figli Spa
On July 26, 2006, the Court of Parma handed down Decision No. 5 approving the company's composition with creditors. On October 20, 2006, the decision became final. As a result of the approval of the composition with creditors, the company has emerged from bankruptcy and has been included in the consolidated financial statements of the Group as of the third quarter of 2006.
This company has no disputes pending with the tax administration. The last period subject to tax audit is 2002.

The useable tax loss carryforward amounts to 19.6 million euros, including 4.1 million euros generated in 2006. No benefit related to the useable tax loss carryforward has been recognized in the financial statements.

Newlat Srl
On September 26, 2006, the Court of Parma issued an order voiding the order of protective attachment (filed on January 27, 2004) that encumbered Newlat's equity capital. As a result of the abovementioned order, Newlat rejoined the Group.
Newlat has a substantial tax loss carryforward amounting to 30.5 million euros. This amount includes 8.1 million euros that may be brought forward for a limited period of time and 1.5 million euros generated in 2006. No deferred-tax asset is recognized in the financial statements.

Carnini Spa
On September 26, 2006, similarly to what occurred to Newlat, the Court of Parma issued an order voiding the order of protective attachment (filed on February 2, 2004) that encumbered Carnini's share capital. As a result of the abovementioned order, Carnini rejoined the Group.

This company has no tax loss carryforward and is not a party to significant tax disputes.

Dalmata Srl
This wholly owned subsidiary of Parmalat Spa is a financial intermediary, as defined in Article 113 of Legislative Decree No. 385 of September 1, 1993 (the so-called Uniform Stock Market Code).
This company has a substantial tax loss carryforward. The last period subject to tax audit is 2002.

Interlatte Srl
In 2006, Interlatte voluntarily revalued its real estate properties, as allowed by the 2006 Budget Law (Law No. 266 of December 23, 2005) and recognized the impact of the revaluation in its 2005 financial statements.
The last period subject to tax audit is 2000. This company is not a party to pending tax disputes.

Compagnia Finanziaria Alimenti Spa
The last period subject to tax audit is 2003.
This company has a substantial tax loss carryforward.

Other Italian Group Companies
At the present time, none of the other Italian Group companies appear to be exposed to specific tax risks or disputes.

FOREIGN SUBSIDIARIES

Canada

Effective January 1, 2006, the two main operating companies domiciled in Canada (Parmalat Food Inc. and Parmalat Dairy & Bakery Inc.) completed their "amalgamation" in an extraordinary transaction that is similar to a merger. The resulting company is called Parmalat Dairy & Bakery.

Insofar as the 2006 tax period is concerned, this transaction, in addition to providing an opportunity to exploit financial, logistics and administrative synergies, made it possible to utilize about 35.1 million euros of the remaining tax loss carryforward.

This company is not a party to pending tax disputes.

Australia

The Australian companies file a national consolidated tax return.

About 14.4 million euros of the available tax loss carryforward was used in the 2006 tax year. The remaining tax loss carryforward, which may be brought forward for an unlimited period of time, amounts to 61.4 million euros, including 7.8 million euros in revenue losses and 53.6 million euros in capital losses.

This company is not a party to tax disputes with the local tax administration.

Africa

The Group's main company in Africa is Parmalat South Africa PTY Ltd (domiciled in South Africa). This company has no usable tax loss carryforward and is not a party to pending tax disputes.

The Group's other African operating companies (Parmalat Zambia Ltd, Parmalat Botswana PTY Ltd, Parmalat Produtos Alimentares Sarl and Parmalat Swaziland PTY Ltd) are not known to be affected by material tax issues or problems.

Spain

The Spanish wholly owned subsidiaries of Parmalat España SA (Clesa Helados SL and Bascones del Agua SA) file a consolidated tax return, as allowed under local tax laws, as Grupo Parmalat España.

In 2006, Grupo Parmalat España used about 8.5 million euros of its tax loss carryforward, which was the entire amount still available.

The Spanish companies included in the consolidated tax return are involved in a series of tax disputes. The resulting risk represents a principal amount of about 6.2 million euros. A total of about 7.8 million euros, which takes into account accrued interest, has been set aside.

Portugal

Parmalat Portugal Lda has no useable tax loss carryforward.

There are two pending tax disputes involving amounts that total about 0.38 million euros (0.31 million euros regarding corporate income tax and 0.07 million euros regarding local VAT). Both disputes refer to the 1999 and 2000 tax years. They are currently being heard at the lower court level.

A provision of 0.1 million euros has been set aside to cover this risk.

Romania

The Group's Romanian companies have no significant tax issues and no tax loss carryforward.

Russia

The Group's Russian companies are not involved in any pending tax disputes.

OOO Dekalat has a tax loss carryforward of about 0.22 million euros that is not reflected among its assets on the balance sheet.

Venezuela

The local holding company (Parmalat de Venezuela, C.A.) is a party to a tax dispute involving a total of 4.4 million euros. The proceedings are currently before the lower court and management believes that the company has a strong chance to succeed. An amount equal to 10% of the risk (0.44 million euros) is recognized in the financial statements.

This company also has contingent tax liabilities, in connection with which it has established a provision of 22.1 million euros in its financial statements.

The operating companies of the Indulac Group are not involved in any pending disputes with the local tax authorities.

In the 2006 tax year, the Indulac Group used all of the remaining tax loss carryforward, which amounted to about 0.83 million euros.

Cuba
Citrus International Corporation SA is not involved in any pending disputes with the Cuban tax authorities and has no significant tax problems.

Colombia
The Group's Colombian companies are Parmalat Colombia Ltda and Procesadora de Leches SA ("Proleche").

These companies have no usable tax loss carryforward.

Parmalat Colombia Ltda is a party to two pending tax disputes with a combined risk estimated at 0.88 million euros.
Proleche is a party to four pending tax disputes with a combined risk estimated at 1.6 million euros.
No provision has been established in the financial statements in connection with these disputes, since management believes that there is a strong possibility that these companies will prevail.

A provision of 2.5 million euros has been established in the consolidated financial statements in connection with these risks.

Nicaragua
The Group operates in Nicaragua through a holding company (Parmalat Nicaragua SA), which owns 51% of an operating company called Parmalat Centro America SA.

Parmalat Nicaragua SA, which is a party to several disputes with the Nicaraguan tax administration, took a conservative approach and recognized in its financial statements a Provision for tax risks of 0.2 million euros. This amount reflects the impact of settlements of pending disputes reached early in 2007 and takes into account new disputes that arose in 2006.

As of the writing of these notes, the operating company Parmalat Centro America SA was not a party to pending tax disputes. This company has no useable tax loss carryforward.

Ecuador
To the best of our knowledge, the Ecuadorian companies have no significant tax issues or problems.

Paraguay
Parmalat Paraguay SA has no known tax issues or problems of any significance.

Belgium
Parmalat Belgium SA has a potential tax risk exposure of about 0.9 million euros. No provision has been recognized in the financial statements of Parmalat Belgium SA, but a provision for the same amount has been established at the consolidated level.

***

A discussion of all of the risk areas to which the Group is exposed is provided in the Financial Performance chapter of the Report on Operations.

Notes to the Income Statement

(34) Revenues

A breakdown of revenues is as follows:

(in millions of euros)	**2006**	**2005**
Sales revenues	3,844.0	1,021.6
Other revenues	37.4	12.9
Total revenues	**3,881.4**	**1,034.5**

A geographic breakdown of sales revenues is as follows:

(in millions of euros)	**2006**	**2005**
Italy	970.1	257.0
Europe	316.6	74.0
North America	1,381.3	395.6
Central and South America	331.8	77.1
Oceania	417.9	122.3
Africa	343.8	95.6
Others	82.5	-
Total revenues	**3,844.0**	**1,021.6**

Other revenues include the following:

(in millions of euros)	**2006**	**2005**
Royalties	2.4	2.6
Out-of-period income and restatements	6.5	2.4
Rent	1.1	0.4
Gains on asset sales	3.3	0.3
Insurance settlements	2.1	0.1
Operating grants	0.8	0.2
Expense reimbursements	0.8	-
Rebilling of advertising costs	9.2	-
Miscellaneous	11.2	6.9
Total other revenues	**37.4**	**12.9**

(35) Costs

A breakdown of the costs incurred in 2006 is as follows:

(in millions of euros)	**2006**	**2005**
Cost of sales	2,949.5	796.0
Distribution costs	382.9	143.7
Administrative expenses	348.8	45.7
Total costs	**3,681.2**	**985.4**

A breakdown by type of the costs incurred in 2006 is as follows

(in millions of euros)	**2006**	**2005**
Raw materials and finished goods	2,108.2	537.6
Packaging materials	196.1	85.5
Supplies	61.5	12.7
Freight	152.0	32.0
Sales commissions	91.5	26.7
Advertising and sales promotions	79.0	7.4
Energy, water and gas	78.1	19.6
Maintenance and repairs	54.6	14.4
Storage, handling and outside processing services	36.3	7.0
Consulting services	20.4	10.9
Postage, telephone and insurance	19.1	5.9
Auditing services	3.2	2.1
Fees to Chairman and Directors	2.2	0.7
Fees to Statutory Auditors	0.9	0.2
Other services	115.0	41.5
Use of property not owned	40.4	11.6
Labor costs	477.9	124.8
Depreciation, amortization and writedowns of non-current assets	150.5	29.7
Change in inventories of raw materials and finished goods	(28.0)	(2.7)
Writedowns of receivables and additions to provisions	5.0	7.0
Miscellaneous charges	17.3	10.8
Total cost of sales, distribution costs and administrative expenses	**3,681.2**	**985.4**

(36) Rebilling of Costs Incurred to Dispose of ITX Packaging Materials

The balance in this account reflects mainly the amount that Tetrapak has agreed to pay in connection with the alleged contamination of the Company's packaging materials by the ITX coloring agent.

(37) Legal Fees Paid in Actions for Damages and Actions to Void

The balance in this account reflects the fees paid to law firms (55.0 million euros) retained as counsel in connection with the actions for damages and actions to void filed by the companies under extraordinary administration prior to the implementation of the Composition with Creditors, which the Company is currently pursuing.

(38) Restructuring Costs

The main restructuring costs are the indemnities paid to about 100 employees of the Burgos and Alicante factories (4.3 million euros), the indemnities paid to former managers of Parmalat Espana (4.0 million euros) and other staff downsizing costs (3.3 million euros).

(39) Allowances for Expenses of Companies Under Extraordinary Administration

This account reflects the expenses incurred by Boschi Luigi & Figli S.p.A. in connection with the extraordinary administration proceedings.

(40) Miscellaneous Income (Expense)

Net miscellaneous income totaled 156.5 million euros. A breakdown is as follows:

(in millions of euros)	**2006**
Proceeds from actions to void and actions for damages	171.5
Income related to the verification of claims	5.3
Charges for tax risks	(6.9)
Legal disputes with The Nutrition Consortium Ltd. (TNC)	(3.6)
Charges incurred to exit the Norco Co-operative Limited business area	(1.8)
Cost of closing the Thornloe factory	(0.7)
Sundry income (expense)	(7.3)
Total miscellaneous income (expense)	**156.5**

The proceeds from settlements and actions to void refer to the amounts that Banca Popolare Italiana S.c.a.r.l. and Banca Nazionale del Lavoro S.p.A. have agreed to pay (59.5 million euros and 112.0 million euros, respectively) to settle pending disputes. The settlement amounts, which include 14.0 million euros in compensation for damages, have been approved by the Litigation Committee, as required by the Bylaws.

(41) Financial Income and Expense

Net financial expense amounted to 70.3 million euros, broken down as follows:

(in millions of euros)	2006	2005
Foreign exchange translation gains	10.7	10.1
Interest earned on accounts with banks and other financial institutions	8.7	1.4
Income from cash-equivalent securities	5.8	1.3
Other financial income	5.4	0.7
Total financial income	**30.6**	**13.5**
Interest paid on loans	(65.4)	(20.8)
Foreign exchange translation losses	(18.6)	(6.1)
Bank fees	(3.3)	(1.6)
Actuarial charges	(11.0)	-
Interest on late payment of prededuction and preferential claims	(0.5)	(0.6)
Other financial expense	(2.1)	(1.6)
Total financial expense	**(100.9)**	**(30.7)**
Net financial expense	**(70.3)**	**(17.2)**

(42) Other Income from (Expenses for) Equity Investments

Net other income from equity investments of 0.5 million euros is the result of the following items:

(in millions of euros)	2006	2005
Gain on the sale of Italcheese S.p.A.	0.6	-
Dividends from investments in other companies	0.2	-
Total other income from equity investments	**0.8**	-
Loss on the liquidation of PDBI Liquidity Management	(0.3)	-
Total other expenses for equity investments	**(0.3)**	-
Net other income from equity investments	**0.5**	-

(43) Income taxes

Income taxes totaled 34.2 million euros, broken down as follows:

(in millions of euros)	2006	2005
Current taxes		
- Italian companies	11.2	4.5
- Foreign companies	27.1	6.1
Deferred and prepaid taxes, net		
- Italian companies	2.0	(4.1)
- Foreign companies	(6.1)	(2.3)
Total	**34.2**	**4.2**

Current taxes of Italian companies totaled 11.2 million euros, including 5.8 million euros in local taxes (IRAP) and 5.4 million euros in corporate income taxes (IRES).

Net deferred and prepaid taxes of 4.1 million euros are computed on the temporary differences between the values assigned to assets and liabilities for reporting purposes and tax purposes.

Reconciliation of the Tax Liability

(in millions of euros) Country	Local tax rate (A)	Profit (Loss) before taxes (B)	Tax liability computed by applying the local tax rate (C) = (A) x (B)	Tax liability computed by applying the effective local tax rate (D)	Difference in tax liability amounts (D) – (C)
Italy	33%	138.9	49.5	6.4	(43.1)
Canada	33% - 35%	97.2	33.0	11.8	(21.2)
Australia	30%	22.7	2.3	2.2	(0.1)
Africa	29% - 30%	33.5	9.5	9.4	(0.1)
Other countries		(62.5)	-	(2.4)	(2.4)
Total		**229.7**	**94.3**	**27.5**	**(66.9)**

Reconciliation of the Theoretical Tax Liability to the Actual Tax Liability Shown in the Income Statement

(in millions of euros)	Italy	Canada	Australia	Africa	Other countries	Total
Consolidated profit (loss) before taxes	**138.9**	**97.2**	**22.7**	**33.5**	**(62.5)**	**229.7**
Theoretical tax liability	49.5	33.0	2.3	9.5	-	94.3
Tax effect of permanent differences (for example, due to writedowns of investments in associates and non-current assets and sundry items)	(39.4)	(20.2)	4.5	(0.1)	6.6	(48.6)
Recognition of tax loss carryforward	(0.3)	-	(3.8)	-	-	(4.1)
Writedown of deferred-tax assets/Elimination of deferred-tax liabilities recognized in previous periods	(0.2)	(0.1)	(0.8)	-	-	(2.1)
Net effect in the period of deferred-tax assets not recognized on temporary differences	(3.2)	-	-	-	-	(3.2)
Elimination of temporary differences due to changes in tax rates	-	-	-	-	(9.0)	(9.0)
Actual income tax liability	**6.4**	**11.8**	**2.2**	**9.4**	**(2.4)**	**27.5**
IRAP liability (for the Italian companies)	6.7	-	-	-	-	6.7
Actual income tax liability shown on the income statement at December 31, 2006	**13.2**	**11.8**	**2.2**	**9.4**	**(2.4)**	**34.2**

(44) Profit (Loss) from Discontinuing Operations

(in millions of euros)	**2006**	**2005**
- Net revenues	12.0	12.3
- Cost of sales	(12.1)	(13.7)
Net profit (loss) from discontinuing operations	**(0.1)**	**(1.4)**

The above data refer to a Division of Parmalat S.p.A. that distributes tomato-based products and other minor operations.

Other Information

Significant Non-recurring Transactions

The Group did not execute significant non-recurring transactions or transactions that were atypical or unusual.

Net Financial Position

The table below provides a breakdown of the Group's net borrowings:

(in millions of euros)	**12/31/06**	**12/31/05**
A) Cash	2.2	1.8
B) Cash equivalents:		
- Bank and postal accounts	310.1	224.7
- Treasury securities	161.0	276.2
- Reverse repurchase agreements	52.5	
- Time deposits	2.0	
C) Trading securities	1.8	2.1
D) Liquid assets (A+B+C)	**529.6**	**504.8**
E) Current loans receivable	-	0.4
F) Current bank debt	228.8	241.2
G) Current portion of long-term debt	15.2	
H) Other current financial liabilities	27.7	22.5
I) Current indebtedness (F+G+H)	**271.7**	**263.7**
J) Net current indebtedness (I-E-D)	**(257.9)**	**(241.5)**
K) Long-term bank debt	358.4	563.0
L) Bonds outstanding		
M) Other non-current liabilities	69.5	47.8
N) Noncurrent indebtedness (K+L+M)	**427.9**	**610.8**
O) Net borrowings (J+N)	**170.0**	**369.3**

The section of this Report entitled "Financial Performance" explains the main developments that occurred in this area and the Groups' risk management policy.

Breakdown of Labor Costs by Type

A breakdown is as follows:

	2006	2005
Wages and salaries	353.5	93.6
Social security contributions	72.2	21.2
Severance benefits	31.4	4.9
Other labor costs	20.8	5.0
Total labor costs	**477.9**	**124.7**

Depreciation, Amortization and Writedowns

Depreciation, amortization and writedowns totaled 150.5 million euros. A breakdown is as follows:

(in millions of euros)	2006	2005
- Amortization of intangibles	23.9	6.2
- Depreciation of property, plant and equipment	81.1	23.5
- Writedowns of non-current assets	45.5	-
Total depreciation, amortization and writedowns of non-current assets	**150.5**	**29.7**

Earnings per share

The table below provides a computation of earnings per share in accordance with IAS 33:

(in euro)	2006	2005
- Group interest in profit (loss) for the period broken down as follows:	*192,503,967*	*(276,512)*
- Profit from continuing operations	*192,581,055*	*1,139,573*
- Loss from discontinuing operations	*(77,088)*	*(1,416,085)*
- Weighted average number of shares outstanding determined for the purpose of computing earnings per share:		
- basic	1,634,448,605	400,347,146
- diluted	1,688,875,888	411,439,295
Basic profit (loss) per share broken down as follows:	*0.1178*	*(0.0007)*
- Profit from continuing operations	*0.1178*	*0.0028*
- (Loss) from discontinuing operations	*0.0000*	*(0.0035)*
Diluted profit (loss) per share broken down as follows:	*0.1140*	*(0.0007)*
- Profit from continuing operations	*0.1140*	*0.0028*
- Loss from discontinuing operations	*0.0000*	*(0.0034)*

The number of common shares outstanding changed subsequent to the balance sheet date due to the approval of resolutions authorizing the following capital increases:

- January 25, 2007:186,770 euros
- February 23, 2007: 281,919 euros
- March 20, 2007: 6,341,475 euros

The computation of the weighted average number of shares outstanding (starting with 1,619,945,197 shares outstanding at January 1, 2006) took into account the following changes that occurred in 2006:

- Issuance of 3,328,121 common shares on January 16, 2006
- Issuance of 2,011,676 common shares on February 22, 2006
- Issuance of 1,284,518 common shares on March 20, 2006
- Issuance of 5,429,506 common shares on April 20, 2006
- Issuance of 8,057,917 common shares on June 14, 2006
- Issuance of 637,055 common shares on July 20, 2006
- Issuance of 63,896 common shares on August 28, 2006
- Issuance of 91,308 common shares on September 26, 2006
- Issuance of 134,572 common shares on October 24, 2006
- Issuance of 169,505 common shares on November 22, 2006
- Issuance of 374,185 common shares on December 20, 2006

Compared with December 31, 2005, the computation of diluted earnings per share also takes into account the maximum number of issuable warrants (15 million), as set forth in a motion submitted to the Board of Directors' Meeting of March 21, 2007.

Segment Information

The table below, which is prepared in accordance with the disclosure requirements of IAS 14, provides segment information about the Group's operations at December 31, 2006. The breakdown by geographic region is consistent with the Group's governance structure and is reflected on the income statement and balance sheet data provided below. The balance sheet data are at December 31, 2006.

(in millions of euros)	**Italy**	**Europe**	**North America**	**Central and South America**	**Oceania**	**Africa**	**Continuing no core group and oth.**	**Holding/ Adjstm. and eliminat.**	**Total for the Group**
Sales revenues	984.9	316.6	1,381.3	335.8	417.9	343.8	105.0	(41.3)	3,844.0
Intra-segment revenues	(14.8)			(4.0)			(23.8)	42.6	0.0
Net sales revenues	970.1	316.6	1,381.3	331.8	417.9	343.8	81.2	1.3	3,844.0
EBITDA	105.1	17.7	123.1	43.5	39.5	39.9	3.3	(21.4)	350.7
as a % of net revenues	*10.7%*	*5.6%*	*8.9%*	*13.0%*	*9.5%*	*11.6%*	*3.1%*		*9.1%*
Depreciation, amortization and writedowns of non-current assets	(46.6)	(42.2)	(24.2)	(15.6)	(11.3)	(6.1)	(4.5)		(150.5)
Other income and expense:									
- Legal fees paid in actions for damages and actions to void									(55.0)
- Restructuring costs									(12.3)
- Provision for companies under e.a.									(0.3)
- Miscellaneous income and expense									(166.9)
EBIT									**299.5**
Financial income (expense), net									(70.3)
Interest in profit (loss) of companies valued by the equity method									0.0
Other income /charges from equity investments									0.5
PROFIT BEFORE TAXES									**229.7**
Income taxes for the period									(34.2)
PROFIT (LOSS) FROM CONTINUING OPERATIONS									**195.5**
Profit (Loss) from discontinuing operations									(0.1)
PROFIT (LOSS) FOR THE PERIOD									**195.4**
Total operating assets	1,751.0	367.1	791.2	205.9	303.1	258.2	210.1	(54.6)	3,832.0
Total non-operating assets									165.2
Total assets									**3,997.2**
Total operating liabilities	437.9	82.4	155.5	75.2	74.0	57.8	151.8	(54.6)	980.0
Total non-operating liabilities									965.5
Total liabilities									**1,945.5**
Capital expenditures (tangibles)	26.6	15.6	20.9	5.4	13.5	16.1	1.4		99.5
Other capital expenditures (intangibles)	2.1	0.4	0.1	0.1		0.4	0.1		3.2
Number of employees	2,632	2,530	2,961	3,730	1,452	2,225	565		16,095

- capital expenditures in tangibles include Property and plant
- the "Continuing no core group and others" includes Boschi, Newlat and Carnini

With regard to the breakdown by product, the data shown below are provided exclusively for statistical purposes and do not reflect actual financial statement data. Up to this point, the Group has not established a governance structure to manage income statement or balance sheet data by product line.

(in millions of euros)	**Milk**	**Produce**	**Fresh Dairy**	**Other products**	**Total for the Group**
Sales revenues	2,192.6	222.8	1.243.1	185.5	3,844.0
EBITDA	189.2	33.6	130.2	(2.3)	350.7
as a % of net revenues	*8.6%*	*15.1%*	*10.5%*	*(1.2)%*	*9.1%*

Exchange Rates Used to Translate Financial Statements

Source: Italian Foreign Exchange Bureau

LOCAL CURRENCY FOR 1 EURO	ISO CODE	12/31/06 (end of period rate)	12/31/05 (end of period rate)	% change (end of period rate)	12/31/06 (average rate)	12/31/05 (average rate)	% change (average rate)
DOLLAR – AUSTRALIA	AUD	1.66910	1.61090	3.61%	1.66681	1.59820	4.29%
PULA – BOTSWANA	BWP	7.93104	6.48869	22.23%	7.33733	6.62799	10.70%
DOLLAR – CANADA	CAD	1.52810	1.37250	11.34%	1.42369	1.39567	2.01%
PESO – COLOMBIA	COP	2,949.75000	2,697.38000	9.36%	2,965.86000	2,715.02667	9.24%
POUND – GREAT BRITAIN	GBP	0.67150	0.68530	-2.01%	0.68173	0.67997	0.26%
PESO – MEXICO	MXN	14.29370	12.57520	13.67%	13.69430	12.73533	7.53%
METICAL – MOZAMBIQUE	MZM	33,201.60000	28,095.70000	18.17%	31,355.50000	30,723.80000	2.06%
CORDOBA ORO – NICARAGUA	NIO	23.70020	20.22380	17.19%	22.06640	20.03233	10.15%
NEW LEU – ROMANIA	RON	3.38350	3.68020	-8.06%	3.52584	3.63761	-3.07%
RUBLE – RUSSIA	RUB	34.68000	33.92000	2.24%	34.11170	34.13280	-0.06%
LILANGENI – SWAZILAND	SZL	9.21240	7.46420	23.42%	8.53118	7.76934	9.81%
DOLLAR – U.S.A.	USD	1.31700	1.17970	11.64%	1.25560	1.18854	5.64%
PESO – URUGUAY	UYU	32.13940	27.96490	14.93%	30.13660	27.96813	7.75%
BOLIVAR – VENEZUELA	VEB	2,827.99000	2,533.17000	11.64%	2,696.15000	2,552.16333	5.64%
RAND – SOUTH AFRICA	ZAR	9.21240	7.46420	23.42%	8.53118	7.76934	9.81%
KWACHA – ZAMBIA	ZMK	5,817.48000	4,034.45000	44.20%	4,522.44000	4,651.71667	-2.78%

* The reporting currency of the companies located in Ecuador is the U.S. dollar.

Investments in Associates of the Parmalat S.p.A. Group

Company: Name / Head office	Share capital: Type (i)	Curr.	Amount	Equity investment: Tot. number of voting shares/ capital int. held	Held by	Number of shares/cap. Interests	% (based on No. of shares/ cap. int.)	Group Interest	Method of consol. or valuation(ii)
GROUP'S PARENT COMPANY									
PARMALAT SPA	PC	EUR	1,641,527,456						
Collecchio								100.000	L
EUROPE									
ITALY									
BONATTI SPA	C	EUR	28,813,404	572,674	Parmalat Spa	572,674	10.256		
Parma							10.256		C
BOSCHI LUIGI & FIGLI SPA	C	EUR	10,140,000	9,568,416	Parmalat Spa	9,568,416	94.363		
Fontanellato							94.363		L
CARNINI SPA	C	EUR	3,300,000	600	Parmalat Spa	600	100.000		
Villa Guardia (CO)							100.000		L
CE.DI. SPEZIA SRL***[2]	C	EUR	10,320	2,000	Parmalat Spa	2,000	100.000		
Collecchio							100.000		C
CE.PI.M SPA	C	EUR	6,642,928	n.a.	Parmalat Spa	n.a.	0.840		
Parma							0.840		C
CENTRALE DEL LATTE DI ROMA SPA	C	EUR	37,736,000	5,661,400	Parmalat Spa	5,661,400	75.013		
Roma							75.013	75.0130	L
COMPAGNIA FINANZIARIA ALIMENTI SRL[3]	LLP	EUR	10,000	10,000	Impianti Sportivi Srl	10,000	100.000		
Collecchio							100.000		L
COMPAGNIA FINANZIARIA REGGIANA SRL	LLP	EUR	600,000	n.a.	Newlat Spa	n.a.	2.000		
Reggio Emilia							2.000		C
COMUNICAZIONE 2000 SRL	LLP	EUR	50,000	1	Impianti Sportivi Srl	1	100.000		
Collecchio							100.000		EM
DALMATA SRL	LLP	EUR	120,000	1	Parmalat Spa	1	100.000		
Collecchio							100.000	100.0000	L
EMILAT SRL	LLP	EUR	10,329	1	Newlat Spa	1	100.00		
Reggio Emilia							100.00	100.0000	L
FIORDILATTE SRL	LLP	EUR	10,000	4,000	Parmalat Spa	4,000	40.000		
Collecchio							40.000		EM
FOOD RECEIVABLES CORPORATION SRL in liquidation***	LLP	EUR	41,339	20,256	Parmalat Spa	20,256	49.000		
Collecchio							49.000		C
FRATELLI STRINI COSTR. MECC. SRL in A.S.*	LLP	EUR	52,000	51,000	Parmalat Spa	51,000	51.000		
Fontevivo							51.000		C
GELATERIA PARMALAT SRL in liquidation***	LLP	EUR	100,000	1	Parmalat Spa	1	100.000		
Collecchio							100.000		C
GIGLIO SPA in liquidation***	C	EUR	20,000,000	20,000,000	Parmalat Spa	20,000,000	100.000		
Reggio Emilia							100.000		C
IMPIANTI SPORTIVI PARMA SRL*	LLP	EUR	40,000	40,000	Parmalat Spa	40,000	100.000		
Collecchio							100.000		C
INTERLATTE SRL	LLP	EUR	130,000	123,500	Parmalat Spa	123,500	95.000		
Collecchio							95.000	95.0000	L
LATTE SOLE SPA	C	EUR	3,230,074	6,211,680	Parmalat Spa	6,211,680	100.000		
Collecchio							100.000	100.0000	L

[2] Company deleted from the Company Register on January 8, 2007.
[3] Company sold to Parmalat SpA early in 2007.

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(i) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(ii) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company			Share capital		Equity Investment				
Name Head office	Type (i)	Curr.	Amount	Tot. number of voting shares/ capital int. held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group Interest	Method of consol. or valuation(ii)
MARSH & CO SPA	C	EUR	260,000	2,400	Parmalat Spa	2,400	12.000		
Milan							12.000		C
NEWLAT SPA	C	EUR	120,000	85,728	Parmalat Spa	85,728	71.44		
Reggio Emilia				34,272	Giglio Spa in liquidazione	34,272	28.56		
							100.000		L
PARMACQUA SRL	LLP	EUR	10,000	4,900	Parmalat Spa	4,900	49.000		
Sestri Levante							49.000		EM
PARMAFACTOR SPA in liquidation***	C	EUR	5,160,000	154,800	Parmalat Spa	154,800	30.000		
Milan							30.000		C
PARMALAT DISTRIBUZIONE ALIMENTI SRL	LLP	EUR	1,000,000	1	Parmalat Spa	1	100.000		
Collecchio							100.000	100.0000	L
PISORNO AGRICOLA SRL**	LLP	EUR	516,400	511,236	Sata Srl	511,236	99.000		
Parma							99.000		C
P.V.F. MATERA CLUB SRL***[4]	LLP	EUR	72,157	71,842	Lucana Club Pallav. Femm. Srl	71,842	99.563		
Matera							99.563		C
SARAL SRL in liquidation***	LLP	EUR	128,750	2 q.i.	Parmalat Spa	2 q.i.	100.000		
Collecchio							100.000		C
SATA SRL **	LLP	EUR	500,000	500,000	Parmalat Spa	500,000	100.000		
Parma							100.000		C
Soc. Trasp. Extraurb. Cons. Alessandro Volta		EUR	742.97		Camini Spa		0.710		
Como							0.710		C
SO.GE.AP Spa	C	EUR	n.a.		Parmalat Spa	n.a.	5.073		
Parma							5.073		C
TECNOALIMENTI SCPA	C	EUR			Parmalat Spa		4.330		
Milan							4.330		C
AUSTRIA									
PARMALAT AUSTRIA GMBH	F	EUR	36,337	1	Parmalat Spa	1	100.000		
Vienna							100.000	100.0000	L
BELGIO									
PARMALAT BELGIUM SA	F	EUR	1,000,000	40,000	Parmalat Spa	40,000	100.000		
Brussels							100.000	100.0000	L
FRANCE									
PARMALAT FRANCE SA in liquidation***	F	EUR	6,539,200	8,173,940	Parmalat Spa	8,173,940	99.999		
Bretteville-Caen							99.999		C
SOCIETE FROMAGERE D'ATHIS SA***	F	EUR	60,000	3,800	Parmalat France Sa in liq.	3,800	95.000		
Athis de l'Orne							95.000		C
GERMANY									
DEUTSCHE PARMALAT GMBH in A.S.*	F	EUR	4,400,000	4,400,000	Parmalat Spa	4,400,000	100.000		
Weissenhorn							100.000		C
PARMALAT MOLKEREI GMBH in A.S.*	F	EUR	600,000	540,000	Deutsche Parmalat Gmbh in AS	540,000	90.000		
Gransee							90.000		C
GREAT BRITAIN									
AULT FOODS (UK) LIMITED**	F	GBP	150,002	150,002	Parmalat Food Holdings (UK) Ltd	150,002	100.000		
London							100.000		C
CANADIAN CHEESE HOLDINGS LTD (UK)***	F	GBP	58,823	27,060	Parmalat Dairy and Bakery Inc.	27,060	46.002		
London							46.002		
									EM

[4] In the process of being deleted from the Register.

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(i) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(ii) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company Name Head office	Share capital Type (i)	Curr.	Amount	Equity investment Tot. number of voting shares/ capital int. held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consol. or valuation(ii)
FOOD CONSULTING SERVICES LIMITED*	F	GBP	2,000	2,000	Curcastle Corporation nv	2,000	100.000		
Douglas							100.000		C
PARMALAT DAIRIES (UK) LIMITED***	F	GBP	2,222,156	2,222,156	Parmalat Food Holdings (UK) Ltd	2,222,156	100.000		
Mildenhall							100.000		C
PARMALAT FOOD HOLDINGS (UK) LIMITED**	F	GBP	142,794,926	142,794,926	Parmalat Spa	140,814,926	98.613		
London					Parmalat Dairy and Bakery Inc.	1,980,000	1.387		
							100.000		C
PARMALAT FOOD IMPORTS (UK) LIMITED***	F	GBP	119,407	119,407	Parmalat Food Holdings (UK) Ltd	119,407	100.000		
Egham							100.000		C
VALUETUNING LTD***[5]	F	GBP	162,928,224	162,928,224	Dalmata srl	162,928,224	100.000		
London							100.000	100.0000	C
PORTUGAL									
CLESA PORTUGUESA IND. DE LATIC. SA	F	EUR	748,500	150,000	Parmalat Espana sa	150,000	100.000		
Oporto							100.000	100.0000	L
PARMALAT PORTUGAL PROD. ALIMENT. LDA	F	EUR	11,651,450.04	11,651,450.04	Parmalat Spa	11,646,450	99.957		
Sintra					Parmalat Distribuz. Alim. Srl	1,500	0.013		
					Latte Sole S.p.A.	3,500	0.030		
							100.000	100.0000	L
EMBOPAR	F	EUR	241,500	4,830	Parmalat Portugal	70	1.449		
Lisbon							1.449		C
CNE – Centro Nacional de Embalagem	F	EUR	488,871.88	897	Parmalat Portugal	1	0.111		
Lisbon							0.111		C
ROMANIA									
LA SANTAMARA SRL	F	RON	6,667.50	635	Parmalat Spa	535	84.252		
Baia Mare					Parmalat Romania sa	100	15.748		
							100.000	95.8045	L
PARMALAT ROMANIA SA	F	RON	26,089,760	1,913,911	Parmalat Spa	1,913,911	73.359		
Comuna Tunari							73.359	73.3587	L
RUSSIA									
OAO BELGORODSKIJ MOLOCNIJ KOMBINAT	F	RUB	67,123,000	43,528,000	Parmalat Spa	43,528,000	64.848		
Belgorod							64.848	64.8481	L
OOO DEKALAT	F	RUB	100,000	1	Parmalat Spa	1	100.000		
Saint Peterburg							100.000	100.0000	L
OOO FARM	F	RUB	80,891,950	80,891,950	Parmalat Spa	80,891,950	100.000		
Nizhnij Novgorod							100.000	100.0000	L
OOO PARMALAT EAST	F	RUB	42,147,000	2	Parmalat Spa	2	100.000		
Moscow							100.000	100.0000	L
OOO PARMALAT MK	F	RUB	124,000	1	Parmalat Spa	1	100.000		
Moscow							100.000	100.0000	L
OOO PARMALAT SNG	F	RUB	152,750	2	Parmalat Spa	2	100.000		
Mosca							100.000	100.0000	L
OOO TRADE HOUSE 4 SEASONS	F	RUB	15,000	1	OAO Belgorodskij Moloc. Komb	1	100.000		
Belgorod							100.000	64.8481	L
OOO URALLAT	F	RUB	129,618,210	1	Parmalat Spa	1	100.000		
Berezovsky							100.000	100.0000	L
SLOVAKIA									
MLIEKOTEJ SRO***	F	SKK	200,000	1	Parmalat Hungaria RT in liq.	1	100.000		
Bratislava							100.000	100.0000	C

[5] In the process of being deleted from the Register.

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(i) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(ii) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company: Name / Head office	Share capital: Type (i)	Curr.	Amount	Equity investment: Tot. number of voting shares/ capital int. held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consol. or valuation(ii)
SPAIN									
ARILCA SA	F	EUR	270,455	450	Parmalat Spa	450	100.000		
Madrid							100.000	100.0000	L
BASCONES DEL AGUA SA	F	EUR	3,005,000	50,000	Parmalat Espana sa	50,000	100.000		
Madrid							100.000	100.0000	L
CLESA HELADOS SL	F	EUR	14,427,297	14,427,297	Parmalat Espana sa	14,427,297	100.000		
Madrid							100.000	100.0000	L
PARMALAT ESPANA SA	F	EUR	9,291,647	309,200	Parmalat Spa	289,213	93.536		
Madrid					Compania Agric. y Forestal sa	19,987	6.464		
							100.000	100.0000	L
COMPANIA AGRICOLA Y FORESTAL SA	F	EUR	339,541	56,496	Parmalat Spa	56,496	100.000		
El Garganton							100.000	100.0000	L
ENERLASA SA	F	EUR	1,021,700	9,350	Parmalat Espana sa	9,350	55.000		
Madrid							55.000	55.0000	L
CLUB FINANCIERO GENOVA	F	EUR	614,400	12,800	Parmalat Espana sa	10	0.0780		
Madrid							0.0780		C
PARTICIPATION ECOLOGICA	F	EUR	991,650	16,500	Parmalat Espana sa	548	3.3210		
Madrid							3.3210		C
SWITZERLAND									
PARMALAT INTERNATIONAL SA***	F	CHF	150,000	150	Parmalat Spa	150	100.000		
Lugano							100.000		C
HUNGARY									
PARMALAT HUNGARIA RT***	F	HUF	1,385,980,000	138,418,990	Parmalat Spa	138,418,990	99.87		
Szekesfehervar							99.87		C
NORTH AMERICA									
CANADA									
2975483 CANADA INC.	F	CAD	100	100	Parmalat Dairy and Bakery inc	100	100.000		
Toronto							100.000	100.0000	L
CRINGLE HOLDINGS LTD	F	CAD	691,453	691,453	Parmalat Dairy & Bakery Inc	691,453	100.000		
Calgary							100.000	100.0000	L
9161-5849 QUEBEC INC. (formerly Eaux	F	CAD	17,910,400	Ord. 600,000	Parmalat Holdings Ltd	600,000	60.000		
VivesHurricana)**				Priv. 1	Parmalat Holdings Ltd		0.000		
St Matthieu d'Hurricana							60.000		C
LACTANTIA LIMITED	F	CAD	5	89,259	Parmalat Dairy and Bakery Inc	89,259	100.000		
Victoriaville							100.000	100.0000	L
9161 – 5286 QUEBEC INC. (formerly Eaux	F	CAD	1,567,966	7,806	9161-5849 Quebec Inc	7,806	100.000		
VivesHurricana)*** Hurricana West							100.000		C
PARMALAT HOLDINGS LIMITED	F	CAD	878,479,550	744,019 Class A	Parmalat Spa	744,019	84.700		
Toronto				134,460 Class B	Parmalat Spa	134,460	15,300		
							100.000	100.0000	L
PARMALAT DAIRY & BAKERY INC.	F	CAD	633,592,000	Priv. 9,519,036	Parmalat Holdings Limited	9,519,036	100.000		
Toronto				Ord. 569	Parmalat Holdings Limited	569	0.000		
							100.000	100.0000	L
THE GEORGE CRINGLE-PALM DAIRIES	F	CAD	1	3	Parmalat Dairy & Bakery Inc	3	100.000		
RESEARCH FOUNDATION									
Calgary							100.000	100.0000	L
U.S.A.									
41902 DELAWARE INC. (form. EVH USA)**	F	USD	1	1	9161-5849 Quebec Inc.	1	100.000		
Wilmington							100.000		C

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(i) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(ii) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company Name / Head office	Share capital Type (i)	Curr.	Amount	Equity investment Tot. number of voting shares/ capital int. held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group Interest	Method of consol. or valuation (ii)
MEXICO									
PARMALAT DE MEXICO S.A. de C.V.	F	MXN	390,261,812	390,261,812	Parmalat Spa	390,261,812	100.000		
Jalisco [6]							100.000		L
CENTRAL AMERICA									
BRITISH VIRGIN ISLANDS									
ECUADORIAN FOODS COMPANY INC	F	USD	50,000	25,500	Parmalat Spa	25,500	51.000		
Tortola							51.000	51.0000	L
COSTA RICA									
LACTEOS AMERICANOS LACT.AM. SA*	F	CRC	12,000	12	Parmalat Centroamerica sa	12	100.000		
San Ramon							100.000		C
PARMALECHE DE COSTARICA SA*	F	CRC	10,000	10	Parmalat Spa	10	100.000		
San Ramon							100.000		C
CUBA									
CITRUS INTERNATIONAL CORPORATION SA	F	USD	11,400,000	627	Parmalat Spa	627	55.000		
La Habana							55.000	55.0000	L
EL SALVADOR									
LACTEOS SAN MIGUEL S.A. DE C.V.*	F	SVC	100,000	1,000	Parmalat Centroamerica sa	999	99.900		
San Salvador					Lacteos Americanos sa	1	0.100		
							100.000		C
GUATEMALA									
COMERCIALIZADORA SAN ISIDRO SA	F	GTQ	5,000	10	Parmalat Centroamerica sa	9	90.000		
Guatemala					Lacteos San Miguel sa de cv	1	10.000		
							100.000	45.9000	L
NICARAGUA									
PARMALAT NICARAGUA SA	F	NIO	2,000,000	2,000	Parmalat Spa	57	2.850		
Managua					Curcastle Corporation nv	1,943	97.150		
							100.000	100.0000	L
PARMALAT CENTROAMERICA SA	F	NIO	4,000,000		Parmalat Nicaragua sa		51.000		
Managua							51.000	51.000	L
DOMINICAN REPUBLIC									
PARMALAT DEL CARIBE SA*	F	DOP	3,390,000	33,893	Curcastle Corporation nv	33,893	99.979		
Santo Domingo							99.979		C
SOUTH AMERICA									
NETHERLANDS ANTILLES									
CURCASTLE CORPORATION NV	F	USD	6,000	6,000	Parmalat Austria gmbh	6,000	100.000		
Willemstad							100.000	100.0000	L
ZILPA CORPORATION NV	F	USD	6,000	6,000	Curcastle Corporation nv	6,000	100.000		
Willemstad							100.000	100.0000	L
BRAZIL									
GELATERIA PARMALAT LTDA**	F	BRL	10,131,767	10,131,767	Gelateria Parmalat Srl in liq.	330,847	3.265		
São Paulo					PPL Particip do Brasil ltda	9,800,920	96.735		
							100.000		C
ITC-COMERCIO INT. DO BRASIL LTDA**	F	BRL	22,985,352	22,985,352	PPL Particip do Brasil ltda	22,985,350	99.999		
São Paulo					PEAPAR Empr e Admin ltda	2	0.001		
							100.000		C
PARMALAT ADMIN E PART DO BRASIL**	F	BRL	1,000,000	999,999	Parmalat Spa	810,348	81.035		
São Paulo					Parmalat Food Holdings (UK) ltd	189,651	18.965		
							100.000		C

[6] Company placed in liquidation in the first quarter of 2007.

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(i) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(ii) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company Name / Head office	Type (i)	Curr.	Share capital Amount	Tot. number of voting shares/ capital int. held	Held by	Number of shares/cap. Interests	% (based on No. of shares/ cap. int.)	Group Interest	Method of consol. or valuation(ii)
PEAPAR EMPREEND. E ADM. LTDA**	F	BRL	1,443,660,566	1,181,177,020	PPL Particip do Brasil ltda	1,181,177,020	81.818		
São Paulo							81.818		C
PPL PARTICIPACOES DO BRASIL LTDA**	F	BRL	1,271,257,235	1,271,257,235	Parmalat Spa	1,177,921,807	92.66		
São Paulo					Parmalat Food Holdings (UK) ltd	93,335,428	7.340		
							100.000		C
SEIB-SOC. EXPORT E IMPORT DE BENS	F	BRL	15,658,112	15,658,112	PPL Particip do Brasil ltda	15,658,110	99.999		
LTDA**					PEAPAR Empr e Admin ltda	2	0.001		
São Paulo							100.000		C
CHILE									
PARMALAT CHILE SA**	F	CLP	13,267,315,372	2,096,083	Parmalat Spa	2,096,083	99.999		
Santiago							99.999		C
COLOMBIA									
GELATERIA PARMALAT LTDA***	F	COP	32,480,000	16,240	Gelateria Parmalat Srl in liq.	15,240	93.842		
Santafè de Bogotá					Parmalat Colombia Ltda	10	0.062		
					Parmalat Spa	990	6.096		
							100.000		C
PARMALAT COLOMBIA LTDA	F	COP	20,466,360,000	20,466,360	Parmalat Spa	18,621,581	90.986		
Santafè de Bogotá					PPL Particip do Brasil Ltda	1,844,779	9.014		
							100.000	90.9860	L
PROCESADORA DE LECHES SA (Proleche sa)	F	COP	173,062,136	138,036,745	Parmalat Spa	131,212,931	94.773		
Medellin					Dalmata Srl	4,101,258	2.962		
					Parmalat Colombia Ltda	2,722,556	1.966		
							99.701	99.5242	L
ECUADOR									
LECHE COTOPAXI COMPANIA DE ECONOMIA MIXTA LECOCEM	F	USD	6,167,720	154,021,745	Parmalat del Ecuador sa	6,160,870	99.889		
Latacunga							99.889	99.8889	L
PARMALAT DEL ECUADOR SA	F	USD	345,344	8,633,599	Parmalat Spa	8,633,599	100.000		
Quito							100.000	100.0000	L
PRODUCTOS LACTEOS CUENCA SA PROLACEM	F	USD	35,920	872,732	Ecuadorian Foods Co. Inc	872,732	97.185		
Cuenca							97.185	49.5644	L
PARAGUAY									
PARMALAT PARAGUAY SA*	F	PYG	9,730,000,000	9,632	Parmalat Spa	9,632	98.993		
Asuncion							98.993		C
URUGUAY									
AIRETCAL SA*	F	UYU	9,198,000	9,198,000	Parmalat Spa	9,198,000	100.000		
Montevideo							100.000		C
GELATERIA PARMALAT URUGUAY SA***	F	UYU	262,500	262,500	Gelateria Parmalat Srl in liq.	236,250	90.000		
Montevideo					Parmalat Spa	26,250	10.000		
							100.000		C
PARMALAT TRADING SOUTH AMERICA*	F	UYU	400,000	400,000	Parmalat Spa	400,000	100.000		
Montevideo							100.000		C
WISHAW TRADING SA*	F	USD	30,000	300	Parmalat Spa	50	16.667		
Montevideo					PPL Partcip do Brasil ltda	70	23.333		
					Parmalat Paraguay sa	90	30.000		
					Parmalat de Venezuela ca	90	30.000		
							100.000		C

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(i) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(ii) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company			Share capital		Equity investment				
Name Head office	Type (i)	Curr.	Amount	Tot. number of voting shares/ capital int. held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consol. or valuation(ii)
VENEZUELA									
DISTRIBUIDORA MIXTA DE ALIMENTOS CA (DISMALCA)	F	VEB	3,300,000	3,300	Indu.Lac.Venezol. ca-Indulac	3,300	100.000		
Caracas							100.000	98.8202	L
FRUTICOLA SANTA CRUZ CA	F	VEB	1,613,576,100	16,135,761	Indu.Lac.Venezol. ca-Indulac	16,135,761	100.000		
Caracas							100.000	100.0000	L
GELATERIA PARMALAT DE VENEZUELA CA***	F	VEB	10,000,000	10,000	Gelateria Parmalat Srl in liq.	9,000	90.000		
					Parmalat Spa	1,000	10,000		
Caracas							100.000		C
INDUSTRIA LACTEA VENEZOLANA CA (INDULAC)	F	VEB	34,720,471,600	343,108,495	Parmalat de Venezuela ca	343,108,495	98.820		
Caracas							98.820	98.8202	L
PARMALAT DE VENEZUELA CA	F	VEB	2,324,134,000	2,324,134	Parmalat Spa	2,324,134	100.000		
Caracas							100.000	100.0000	L
QUESOS NACIONALES CA QUENACA	F	VEB	3,000,000,000	3,000,000	Indu.Lac.Venezol. ca-Indulac	3,000,000	100.000		
Caracas							100.000	98.8202	L
AFRICA									
BOTSWANA									
PARMALAT BOTSWANA (PTY) LTD	F	BWP	3,000	2,900	Parmalat Africa Ltd	2,900	96.667		
Gaborone							96.667	96.6670	L
MAURITIUS									
PARMALAT AFRICA LIMITED	F	USD	55,982,304	55,982,304	Parmalat Austria gmbh	53,560,373	95.674		
Port Louis					Parmalat Spa	2,421,931	4.326		
							100.000	100.0000	L
MOZAMBIQUE									
PARMALAT MOZAMBIQUE – PROD ALIMEN LDA	F	MZM	18,910,800,000	18,909,300,000	Parmalat Africa Ltd	18,909,300,000	99.992		
							99.992		
Maputo								99.9920	L
PARMALAT PRODUTOS ALIMENTARES SARL	F	MZM	57,841,500,000	536,415	Parmalat Mozambique P.A. Lda	168,000	29.045		
Matola					Parmalat Africa Ltd	368,415	63.694		
							92.739	92.7367	L
SOUTH AFRICA									
DUN ROBIN PRODUCTS (PTY) LIMITED	F	ZAR	1,001	100,100	Parmalat Africa Ltd	100,000	99.900		
Stellenbosch					Parmalat South Africa (Pty) Ltd	100	0.100		
							100.000	100.0000	L
ANDIAMO AFRIKA (PTY) LTD	F	ZAR	100	51	Parmalat South Africa (Pty) Ltd	51	51.000		
Stellenbosch							51.000		L
PARMALAT FOOD INDUSTRIES SOUTH AFRICA (PTY) LTD	F	ZAR	4,000	4,000	Parmalat Austria gmbh	4,000	100.000		
Stellenbosch							100.000	100.0000	L
PARMALAT SOUTH AFRICA (PTY) LTD	F	ZAR	1,220,100	122,010,000	Parmalat Africa Ltd	122,010,000	100.000		
Stellenbosch							100.000	100.0000	L
PRIMA DOLCE (PTY) LTD	F	ZAR	1,010	10,100	Parmalat South Africa (Pty) Ltd	10,100	100.000		
Stellenbosch							100.000	100.0000	L
NEW FARMERS DEVELOPMENT CO LTD	F	ZAR	n.a.	150,000	Parmalat South Africa (Pty) Ltd	150,000	0.290		
							0.290		C
SWAZILAND									
PARMALAT SWAZILAND (PTY) LTD	F	SZL	100	60	Parmalat Africa Ltd	60	60.000		
Mbabane							60.000	60.0000	L

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(i) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(ii) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company Name Head office	Share capital Type (i)	Curr.	Amount	Equity Investment Tot. number of voting shares/ capital int. held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group Interest	Method of consol. or valuation(ii)
ZAMBIA									
PARMALAT ZAMBIA LIMITED	F	ZMK	27,280,000	19,505,200	Parmalat Africa Ltd	19,505,200	71.500		
Lusaka							71.500	71.5000	L
ASIA									
CHINA									
PARMALAT (ZHAODONG) DAIRY CORP. LTD*	F	CNY	56,517,260	53,301,760	Parmalat Spa	53,301,760	94.311		
Zhaodong							94.311		C
SHANGHAI YONG AND DAIRY COMPANY LTD	F	CNY	14,322,425	25	Parmalat Australia Ltd	25	25.000		
Shanghai							25.000		EM
INDIA									
SWOJAS ENERGY FOODS LIMITED in liquidation***	F	INR	309,626,500	21,624,311	Parmalat Spa	21,624,311	69.840		
							69.840		
Shivajinagar									C
THAILAND									
PARMALAT ASIA (EWP) LIMITED*	F	THB	30,850,000	308,495	Parmalat Australia Ltd	308,494	99.998		
Bangkok					Parmalat Pacific Holding Pty ltd	1	0.000		
							99.998		C
PATTANA MILK CO LTD	F	THB	50,000,000	2,500,000	Parmalat Australia Ltd	2,500,000	5.000		
							5.000		C
NORTH STAR PTY LTD	F	THB	12,000,000	333,000	Parmalat Australia Ltd	333,000	2.775		
							2.775		C
SINGAPORE									
QBB SINGAPORE PTE LTD	F	SGD	1,000	232	Parmalat Australia Ltd	232	23.300		
							23.300		C
OCEANIA									
AUSTRALIA									
BUTTER PRODUCERS CO-OPERATIVE FED	F	AUD	8,305,106	1,928,970	Parmalat Australia ltd	1,928,970	23.226		
LTD*** in liquidation							23.226		C
GELATERIA PARMALAT PTY LTD***	F	AUD	500,000	500,000	Gelateria Parmalat Srl in liq.	500,000	100.000		
South Brisbane							100.000		C
MONTAGUE MOULDERS PTY LTD	F	AUD	200	160	Parmalat Australia ltd	160	80.000		
South Brisbane							80.000	80.0000	L
PARMALAT AUSTRALIA LTD	F	AUD	122,519,504	82,345,352	Parmalat Pacific Holding Pty Ltd	82,345,352	100.000		
South Brisbane							100.000	100.0000	L
PARMALAT PACIFIC HOLDING PTY LTD	F	AUD	522,932,237	322,618,866 ord.	Parmalat Belgium sa	322,618,866	100.000		
South Brisbane				200,313,371 pr.	Parmalat Spa	200,313,371	0.000		
							100.000	100.0000	L
PORT CURTIS MOULDERS PTY LTD	F	AUD	200	155	Parmalat Australia ltd	155	77.500		
South Brisbane							77.500	77.5000	L

Available for Sale Investments

Company Name Head office	Share capita Type (i)	Curr.	Amount	Equity Investment Tot. number of voting shares/ capital int. held	Held by	Number of shares/cap. Interests	% (based on No. of shares/ cap. int.)	Group Interest	Method of consol. or valuation(ii)
PORTUGAL									

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(i) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(ii) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company Name Head office	Type (I)	Curr.	Share capital Amount	Equity Investment Tot. number of voting shares/ capital Int. held	Held by	Number of shares/cap. Interests	% (based on No. of shares/ cap. int.)	Group Interest	Method of consol. or valuation(*)
PORTUGAL									
F.I.T. FOMENTO DE IND. DO TOMATE SA*	F	EUR	11,933,086	2,379,706	Italagro sa	2,379,706	99.511		
Aguas de Moura								99.511	FV
ITALAGRO SA*	F	EUR	6,733,506	1,304,475	Boschi Luigi e Figli Spa	1,304,475	96.671		
Castanheira do Ribatejo								96.671	FV

Companies Added to the Parmalat Group in 2006

Company	Country	Reason	Consolidation method
Carnini Spa	Italy	Allocation	Line by line
Emilat Srl	Italy	Allocation	Line by line
Newlat Spa	Italy	Allocation	Line by line
Sata Srl	Italy	Settlement	Cost
Pisorno Agricola Srl	Italy	Settlement	Cost
Parmalat Centroamerica sa	Nicaragua	Incorporation	Line by line
Andiamo Afrika (Pty) Ltd	South Africa	Incorporation	Line by line

Companies Removed from the Parmalat Group in 2006

Company	Country	Reason	Consolidation method
Euro Financial Management Ltd	Ireland	Closed	Cost
Gold Coast Milk (Pty) Ltd	Australia	Closed	Line by line
Fieldco (Pty) Ltd	Australia	Sold	Equity method
Norcofields (Pty) Ltd	Australia	Sold	Equity method
The Fieldco Trust	Australia	Sold	Equity method
The Norcofields Trust	Australia	Sold	Equity method
Beaudesert Milk Pty Ltd	Australia	Closed	Line by line
Pauls Foods Pty Ltd	Australia	Closed	Line by line
The All Australian Dairy Co Pty Ltd	Australia	Closed	Line by line
Pauls Ice Cream & Milk Pty Ltd	Australia	Closed	Line by line
Peters Milk Pty Ltd	Australia	Closed	Line by line
Suncoast Milk Pty Ltd	Australia	Closed	Line by line
Peters Arctic Delicacy Co Pty Ltd	Australia	Closed	Line by line
Pauls Pty Ltd	Australia	Closed	Line by line
Port Curtis Dairy Pty Ltd	Australia	Closed	Line by line
Pauls Dairy Express	Australia	Closed	Line by line
Pauls Employee Share Plan	Australia	Closed	Line by line
Pauls Victoria	Australia	Closed	Line by line
Dairyfields Pty Ltd	Australia	Closed	Line by line
Parmalat Foods Australia	Australia	Closed	Line by line
Haberfields Dairy Pty Ltd	Australia	Closed	Line by line

Company	Country	Reason	Consolidation method
Swissfield Cheeses Pty Ltd	Australia	Closed	Line by line
Swan Hill Milk Distrib.	Australia	Closed	Line by line
Sandhurst Farm Pty	Australia	Closed	Line by line
QUF Industries	Australia	Closed	Line by line
Pauls Trading	Australia	Closed	Line by line
Pauls (NT) Pty Ltd	Australia	Closed	Line by line
Bendigo Moulders Pty Ltd	Australia	Closed	Line by line
Batavia sa	BrasileBrazil	Sold	Cost
Parmalat Food Inc.	Canada	Merged into Parmalat Dairy & Bakery Inc.	Line by line
3782581 Canada Inc.	Canada	Closed	Line by line
Questwave Limited	Great Britain	Closed	Equity method
Margherita Yogurt	Italy	Closed	Cost
Italcheese Spa	Italy	Sold	Line by line
Bonnita Holdings (Pty) Ltd	Mauritius	Closed	Cost
Beco Fino Actividades Hotel. Ltda	Portugal	Closed	Cost
Letona sa	Spain	Merged into Parmalat Espana sa	Line by line
PDBI Liquidity Manag. Hungary llc	Hungary	Closed	Cost
Fruticola Montalban ca	Venezuela	Sold	Line by line
Pasteurizadora Natura sa (Panasa)	Venezuela	Sold	Cost

Signed by
Raffaele Picella
Chairman

Signed by
Enrico Bondi
Chief Executive Officer

parmalat

Head Office: 26 Via 0. Grassi, Collecchio (PR) Italy
Tel.: +39 0521 / 8081
Share Capital €1,641,527,456 fully paid-in
Parma R.E.A. No. 228069
Parma Company Register No. 04030970968
Tax I.D. and VAT No.04030970968

Corporate contact:
E-mail: affari.societari@parmalat.net

Investor Relations:
E-mail: c.girelli@parmalat.net

Printed in Italy
March 2007

END